As confidentially submitted to the Securities and Exchange Commission on September 28, 2023.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Carmot Therapeutics Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	26-1872684
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Carmot Therapeutics Inc.

740 Heinz Avenue

Berkeley, CA 94710

(888) 402-4674

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Heather Turner

President and Chief Executive Officer

740 Heinz Avenue

Berkeley, CA 94710

(888) 402-4674

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dave Peinsipp Kristin VanderPas Lauren Creel Anitha Anne Cooley LLP 3 Embarcadero Center, Floor 20 San Francisco, CA 94111 (415) 693-2000	Minako Pazdera Vice President, Head of Legal, and Corporate Secretary 740 Heinz Avenue Berkeley, CA 94710 (888) 402-4674	B. Shayne Kennedy Phillip S. Stoup Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated     , 2023

Preliminary Prospectus

    shares

Common stock

This is an initial public offering of shares of common stock, par value of $0.001 per share of Carmot Therapeutics Inc. We are offering     shares of our common stock to be sold in this offering. The initial public offering price is expected to be between $    and $    per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “CRMO,” and the closing of this offering is contingent upon such listing.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Carmot Therapeutics Inc., before expenses	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional     shares of our common stock at the initial public offering price, less the underwriting discounts and commissions.

Investing in our common stock involves a high degree of risk. See the section titled “Risk factors” beginning on page 15 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on     , 2023.

JP Morgan	BofA Securities	Piper Sandler	Guggenheim Securities

    , 2023

Through and including     , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide you any information or make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

ii

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read this entire prospectus, including the information under the sections titled “Risk factors,” “Special note regarding forward-looking statements” and “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to “Carmot,” the “Company,” “we,” “us” and “our” refer to Carmot Therapeutics Inc.

Overview

We are a clinical-stage biotechnology company dedicated to developing life-changing therapeutics for people living with metabolic diseases including obesity and diabetes. Obesity and diabetes are the two most prevalent diseases in the world, affecting more than 750 million people, and are associated with severe health complications, including cardiovascular disease (CVD), chronic kidney disease (CKD), as well as an increased risk of death, among others. Despite recent approvals of drugs (such as Ozempic/Wegovy, marketed by Novo Nordisk, and Mounjaro, marketed by Eli Lilly) targeting select metabolic hormones, or incretins, for the treatment of these diseases, we believe a number of limitations remain including tolerability, prolonged titration schemes, and administration and supply challenges. We are developing our broad, wholly-owned pipeline of novel incretin agonists, using our Chemotype Evolution platform, with the potential to address these shortcomings and produce significant weight loss and glycemic control. Our patient-focused portfolio has the potential to provide differentiated solutions for every patient’s individual metabolic health journey.

Our clinical pipeline targets two main incretins, glucagon-like peptide-1 (GLP-1), and glucose-dependent insulinotropic polypeptide (GIP), both of which play significant roles in energy homeostasis. Our three clinical-stage product candidates are:

•	CT-388, a once-weekly subcutaneous injectable, dual GLP-1/GIP receptor agonist for the treatment of obesity and type 2 diabetes (T2D);

•	CT-996, a once-daily oral, small molecule GLP-1 receptor agonist for the treatment of obesity and T2D; and

•	CT-868, a once-daily subcutaneous injectable, dual GLP-1/GIP receptor agonist for the treatment of type 1 diabetes (T1D) patients with overweight or obesity.

In June 2023, we announced proof-of-concept data from our ongoing Phase 1/2 multiple ascending dose (MAD) clinical trial for CT-388 that we are developing for patients with obesity and T2D. We observed statistically significant weight loss after four weeks of treatment across all cohorts and an average weight loss of 8.4%, or approximately 17 pounds, in the highest dose cohort. CT-388 also demonstrated favorable tolerability results with the most common treatment emergent adverse events (TEAEs) being mild to moderate in severity and gastrointestinal (GI) related, which are consistent with the adverse events (AEs) in the incretin therapeutic class. We are exploring additional durations of treatment, doses and titration schemes in this clinical trial and expect to announce additional data in     .

We are developing CT-996, an oral small molecule, in an ongoing Phase 1 first-in-human clinical trial in participants with overweight or obesity and in cohorts of participants with overweight or obesity and T2D. In      2023, we reported that preliminary Phase 1 pharmacokinetic (PK) results support once-daily oral dosing of CT-996 and tolerability results that have been consistent with the GLP-1 receptor agonist class with the majority of TEAEs being GI-related and mostly mild in severity. We are developing CT-996 to offer patients a convenient route of administration, which is meaningful in the treatment of chronic diseases such as obesity and T2D. We expect to announce additional data from our Phase 1 clinical trial in     .

We are developing CT-868 as an adjunct to insulin for the treatment of T1D participants with overweight or obesity. In our Phase 1 mechanism of action clinical trial in T2D participants with overweight or obesity, CT-868 lowered plasma glucose with significantly less insulin excursion compared to placebo or active control. In our completed Phase 2 clinical trial in T2D participants with overweight or obesity, CT-868 reduced glycated hemoglobin (HbA1c), a measurement of a participant’s average blood glucose levels over several months. We are currently conducting a Phase 1 mechanism of action clinical trial in T1D participants to assess glucose homeostasis and expect to report data in     . We plan to conduct a Phase 2 proof-of-concept clinical trial in participants with overweight or obesity with T1D and expect to report data in     .

In addition to our clinical pipeline, we are advancing other promising candidates for the treatment of metabolic diseases. Our most advanced program is targeting peptide tyrosine tyrosine (PYY), for which we have ongoing preclinical studies. We are developing this long-acting PYY analog initially as a potential treatment for Prader Willi syndrome. Prader Willi syndrome is a rare, complex genetic condition that is associated with insatiable hunger, low muscle tone, short stature, cognitive deficits and problematic behaviors. In addition, our initial research indicates that our long-acting PYY analog could be combined with other incretin agonists for the treatment of other metabolic diseases.

High prevalence of obesity and diabetes

Obesity is a complex and chronic disease defined as having a body mass index (BMI) of greater than or equal to 30, and is associated with more than 200 chronic comorbidities such as diabetes, CVD, sleep apnea, CKD, and some cancers, as well as an increased risk of death. It is the most common chronic disease in the world, affecting more than 750 million people. The prevalence of obesity tripled since 1975 and is projected to affect one billion people globally by 2030. No country has observed a decline in obesity rates since 1975. In the United States, nearly 74% of adults are overweight, with a BMI between 25 and 30, or obese. Currently, 42% of adults in the United States are obese, and by 2030, it is estimated that nearly one in every two adults in the United States will be obese.

T2D is a chronic disease of sustained high blood glucose levels. Unlike T1D, patients with T2D have relatively functional pancreatic cells and can produce endogenous insulin. Insulin is a hormone produced by the pancreas that enables glucose to enter cells to provide the required energy for normal tissue and organ function. T2D results from either the pancreas not producing enough insulin or the body’s cells not responding normally to insulin, known as insulin resistance. Poorly controlled diabetes can lead to severe health complications including microvascular and macrovascular complications, such as an increased risk of heart attack, stroke, neuropathy, limb amputation, blindness, and kidney failure. Over 400 million people worldwide live with diabetes and approximately 90% of all diabetes cases are T2D. In 2019, diabetes was the direct cause of 1.5 million deaths worldwide. In the United States, approximately 9% of people have T2D and approximately one third have prediabetes. T2D is a progressive and often lifelong disease. Ninety percent of people with T2D are also overweight or obese and individuals with obesity are seven times more likely to develop T2D than those with a normal BMI between 18 and 25.

T1D is an organ-specific chronic autoimmune disease where a patient’s insulin-producing pancreatic beta cells are attacked and destroyed. As a result, insulin must be replaced through subcutaneous injections or pumps. There are 8.4 million people worldwide living with T1D and diagnoses have been increasing at four times the rate of global population growth. In the United States, 1.8 million people have been diagnosed with T1D and that number is expected to grow to 2.1 million by 2040. Correctly balancing insulin injections and blood glucose levels can be a burdensome process for those living with T1D and serious complications can develop if this balance is not correctly managed. Despite currently available treatments and blood glucose monitoring devices, less than one-third of patients consistently achieve target blood-glucose levels.

Current treatment landscape and limitations

The first line treatment for obesity and T2D is lifestyle change – a combination of diet, exercise, and behavior therapy – and, in the case of T2D, metformin. While lifestyle modifications can produce weight loss, the magnitude required for disease modification (approximately 10% to 15% of total body weight) is often difficult to achieve and sustain over time outside of a clinical trial setting. A third-party retrospective observational study of over 10,000 participants with obesity enrolled in a medically supervised weight management program demonstrated an average weight loss of 5.8% over a 5-year period. Until recently, there have been very few pharmacological treatments available that have safely produced a disease modifying magnitude of weight loss.

Third-party clinical data with incretin-targeted therapeutics have demonstrated substantial and sustained reductions in body weight, as well as the ability to lower blood glucose and improve HbA1c. Semaglutide, a GLP-1 receptor agonist, is marketed by Novo Nordisk as Wegovy (approved up to 2.4 mg for the treatment of obesity) and as Ozempic (approved up to 2 mg for the treatment of T2D). Tirzepatide, a dual GLP-1/GIP receptor agonist, is marketed by Eli Lilly as Mounjaro (approved up to 15 mg for the treatment of T2D) and is under regulatory review for the treatment of obesity. A 68-week randomized controlled clinical trial (STEP-1) of semaglutide (Wegovy) in 1,961 adults with overweight or obesity resulted in an approximately 12% average placebo-adjusted net weight loss. In a seminal cardiovascular outcomes clinical trial (SELECT), which enrolled 17,604 adults over a period of up to five years, treatment with semaglutide (Wegovy) reduced the risk of major adverse cardiovascular events by 20% in adults with overweight or obesity. In a separate Phase 3 clinical trial (STEP-HFpEF), semaglutide (Wegovy) led to significant improvement in symptoms, physical limitations, exercise and body weight in patients with heart failure with preserved ejection fraction (HFpEF). A 72-week randomized controlled clinical trial (SURMOUNT-1) of tirzepatide (Mounjaro) demonstrated an average placebo-adjusted net weight loss of approximately 18% in over 2,500 adults with overweight or obesity and at least one weight-related complication, excluding diabetes. In another Phase 3 clinical trial (SURMOUNT-3), after 12 weeks of intensive lifestyle intervention where participants achieved 6.9% mean weight loss, patients that then received tirzepatide (Mounjaro) achieved an additional 21.1% mean weight loss. These results highlight the difficulty for patients living with overweight or obesity to achieve their weight loss goals with diet and exercise alone. Collectively, we believe these data strongly validate these incretin targets to provide significant reductions in body weight and normalized blood glucose. On the basis of these and Ozempic clinical trial results, 2023 sales for Ozempic/Wegovy and Mounjaro are estimated to be $17.0 billion and $4.3 billion by year end, respectively. Based on projections, these sales figures are expected to grow to $31.3 billion and $28.5 billion by 2030, respectively.

Despite these advancements in the treatment of obesity and T2D, a number of key limitations remain for the incretin therapeutic class, including tolerability, prolonged titration schemes, and administration and supply challenges. Treatment with approved GLP-1 receptor agonists can result in undesirable GI-related AEs, which limits the maximum dose tolerated and also results in prolonged titration schemes to allow the patient’s body time to adjust to the therapy before increasing dose. Approximately 77% to 97% of T2D patients treated with Ozempic/Wegovy and Mounjaro never reach the highest, and typically most efficacious, dose. Furthermore, Mounjaro, for example, has a five-step titration scheme that can take up to 20 weeks to reach the maximum dose of 15.0 mg. Finally, certain doses of Ozempic/Wegovy and Mounjaro are currently on several global health authorities’ drug shortage lists. To help address these supply challenges, we believe additional modalities, such as oral small molecules, will be required. Oral therapies would also offer patients a more convenient route of administration versus subcutaneous injection, which is meaningful in the treatment of chronic metabolic diseases. Lastly, the only currently-approved oral peptidic GLP-1 therapeutic, semaglutide (Rybelsus, marketed by Novo Nordisk), has limitations, including a required 30-minute fasting period before dosing and low bioavailability, which requires a higher dosing regimen compared to subcutaneous semaglutide formulations of Ozempic and Wegovy. Approved injectables are also required to be shipped and stored below certain temperatures.

Our approach

We leverage our proprietary Chemotype Evolution platform to discover our product candidates. After we identify a target of interest, the platform is designed to efficiently optimize drug candidates by completing successive iterations of library synthesis and screening. With each round of testing, we gain insights into target function and potential new product candidate leads. By iteratively tuning the pharmacology of our product candidates, we aim to identify the optimal development candidate to progress. The platform enabled the generation of a pipeline of programs designed to have potent and selective signaling properties as well as other favorable attributes including bioavailability, the proportion of the drug that has an active effect, and half-life. We believe a key differentiator of our product candidates is that they were purposefully designed with biased-signaling, which could improve the therapeutic window of our product candidates.

Both the GLP-1 and GIP receptors belong to the class of receptors called G protein-coupled receptors (GPCRs). When GLP-1 or GIP binds to its respective receptor it causes the receptor to change shape, which results in the activation of the G protein complex and subsequent signaling pathway. In the case of both GLP-1 and GIP, binding with their respective receptors results in the activation of the cyclic adenosine monophosphate (cAMP) signaling pathway. ß-arrestin is also recruited to the receptor upon activation, which then diminishes the G protein signaling, partially through receptor trafficking. As shown in Figure A below, liraglutide, an unbiased GLP-1 receptor agonist, recruits ß-arrestin, and CT 868, a biased receptor agonist, does not recruit ß-arrestin. Our studies have shown that a biased GLP-1 receptor agonist that activates cAMP with minimal to no ß-arrestin recruitment resulted in prolonged glucose lowering and weight loss.

Figure A. Biased dual GLP-1/GIP receptor agonism with cAMP activation and minimal to no ß-arrestin recruitment.

To maximize the therapeutic window of our product candidates, we designed them with signaling bias to preferentially activate cAMP while having minimal to no ß-arrestin recruitment. This results in decreased receptor internalization (endocytosis) and desensitization, both of which may lead to prolonged pharmacological activity. We believe a therapeutic that demonstrates biased agonism on both receptors provides two key benefits over unbiased GLP-1 and GIP receptor agonists: (1) increased activity due to less receptor internalization and (2) potentially improving tolerability of the treatment. The only approved dual GLP-1/GIP receptor agonist, tirzepatide, is a biased GLP-1 agonist with very low recruitment of ß-arrestin, but unbiased to GIP. Although the respective contributions of GLP-1 and GIP to the overall effects of tirzepatide are not known, we believe that CT-388’s designed signaling bias could lead to greater weight loss and glycemic control as well as more favorable tolerability results.

Our pipeline and programs

Our patient-focused portfolio of wholly-owned product candidates for the treatment of metabolic diseases is summarized in the figure below:

CT-388 is a once-weekly subcutaneous injectable, dual GLP-1/GIP receptor agonist for the treatment of obesity and T2D. We designed CT-388 to have potent activity on both the GLP-1 and GIP receptors but with minimal to no ß-arrestin recruitment on either receptor. This biased signaling significantly minimizes receptor internalization and consequent desensitization, which we believe leads to prolonged pharmacological activity. In third-party clinical trials, GLP-1 and GIP receptor agonists were shown to lead to greater weight loss and glycemic control compared to mono GLP-1 receptor agonists.

In June 2023, we announced data for CT-388 from our ongoing Phase 1/2 clinical trial. Statistically significant weight loss was observed after 4 weeks of treatment across all cohorts, and an average weight loss of 8.4%, or approximately 17 pounds, in the highest dose cohort. CT-388 demonstrated favorable tolerability results with the most common TEAEs being mild to moderate in severity and GI-related, which are consistent with the incretin therapeutic class. Based on the TEAEs observed, as compared to GLP-1 receptor agonists currently approved by the U.S. Food and Drug Administration (FDA), we are investigating a higher starting dose, a higher maximum dose and simpler titration schemes. We expect to announce additional data in     .

CT-996 is a once-daily oral, small molecule GLP-1 receptor agonist for the treatment of obesity and T2D. We designed CT-996 to exhibit signaling bias on the GLP-1 receptor, resulting in activation of cAMP with minimal to no recruitment of ß-arrestin. Because ß-arrestin recruitment and internalization are mechanisms of desensitization, we believe the lack of ß-arrestin activation could improve the therapeutic window. CT-996 was designed to achieve high potency and selectivity while maintaining desired levels of oral bioavailability. In preclinical studies of CT-996, we observed robust in vivo activity in both rodents and nonhuman primates (NHPs) including high bioavailability, favorable PK results and no significant toxicology findings.

In      2023, we reported that interim Phase 1 PK clinical trial results support once-daily oral dosing of CT-996 and tolerability results that are consistent with the GLP-1 receptor agonist class with the majority of TEAEs being GI-related and mostly mild in severity. We are developing CT-996 to offer patients a convenient route of administration, which is meaningful in the treatment of chronic metabolic diseases such as obesity and T2D. We expect to announce additional data from our Phase 1 clinical trial in     .

CT-868 is a once-daily subcutaneous injectable, dual GLP-1/GIP receptor agonist currently in development as an adjunct to insulin for the treatment of T1D patients with overweight or obesity. We designed CT-868 to exhibit signaling bias with no ß-arrestin recruitment to either GLP-1 or GIP receptors. We believe existing third-party clinical data demonstrate the benefits of GLP-1 receptor agonists on weight loss, HbA1c, blood glucose, and insulin secretion, among other effects. Given the dual-agonism of CT-868, we have also investigated the impact of GIP receptor activity on glucose homeostasis. In a preclinical study, we administered CT-868 to GLP-1 receptor knockout mice to isolate the GIP mediated effect. Results showed lowering of blood glucose levels but without the corresponding insulin excursion, thereby indicating possible GIP-mediated insulin independent clearance and/or insulin sensitization which we believe further supports CT-868 as an adjunct to insulin for the treatment of T1D.

In our previous Phase 1 mechanism of action clinical trial in T2D participants with overweight and obesity, CT-868 lowered plasma glucose with significantly less insulin excursion compared to placebo or active control. In our completed Phase 2 clinical trial in T2D participant with overweight and obesity, CT-868 reduced HbA1c. We are currently conducting a Phase 1 mechanism of action clinical trial in T1D participants to assess glucose homeostasis and expect to report data in     . We plan to conduct a Phase 2 proof-of-concept clinical trial in participants with overweight or obesity with T1D and expect to report data in     .

In addition to our clinical pipeline, we are advancing other candidates for the treatment of metabolic diseases. Our most advanced preclinical program is a long-acting PYY analog initially being developed as a potential treatment for Prader Willi syndrome and obesity.

Our team and investors

Our leadership team and board of directors have significant experience discovering, developing and commercializing therapies, particularly for metabolic diseases. Our President and Chief Executive Officer, Heather Turner, JD, brings over 20 years of life science leadership, including significant experience developing metabolic therapies. Our Chief Medical and Scientific Officer, Manu Chakravarthy, M.D., Ph.D., is a physician-scientist trained in internal medicine, endocrinology, diabetes and metabolism. Dr. Chakravarthy’s deep experience in the field of metabolic diseases extends back to his time at Eli Lilly where he previously served as Vice President and Global Head of External R&D and Innovation Strategy in Diabetes and Cardiovascular Research. Michael Gray, MBA, our Chief Operating and Financial Officer, brings nearly 20 years of public and private leadership experience, including broad strategic, financial and operating experience in global life science companies. Other members of our management team have held various roles at AstraZeneca, Johnson & Johnson and Merck.

We are supported by our board of directors including Tim Garnett, FRCOG, MBBS, FFPM, who previously spent over 20 years at Eli Lilly and served as Chief Medical Officer as well as Anne M. Phillips, M.D., who served as Senior Vice President, Clinical Development, Medical and Regulatory Affairs for Novo Nordisk. Our scientific advisory board is comprised of metabolic disease experts from around the world who have been engaged in the development of innovative therapies for decades. We also have a leading syndicate of investors which includes The Column Group, Deep Track Capital, Frazier Life Sciences, Janus Henderson Investors, Millennium, RA Capital, TCG Crossover, Venrock and 5AM Ventures.

Our strategy

Our mission is to develop life-changing therapeutics for people living with metabolic diseases including obesity and diabetes. The key components of our business strategy to achieve this mission include:

•	advancing a patient-focused metabolic pipeline against validated targets with differentiated product profiles;

•	designing robust clinical programs to maximize the potential of our product candidates;

•	continuing to develop our research pipeline of product candidates for a range of metabolic diseases; and

•	maximizing the potential of our product candidates through strategic partnerships.

Risks related to our business

Investing in our common stock involves substantial risk. The risks described under the section titled “Risk factors” immediately following this prospectus summary may cause us to not realize the full benefits of our objectives or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•

We are a clinical stage biotechnology company with a limited operating history, no products approved for commercial sale, have incurred substantial losses since our inception and anticipate incurring substantial and increasing losses for the foreseeable future.

•

Clinical and preclinical development involves a lengthy and expensive process, with an uncertain outcome, and results of earlier studies and clinical trials may not be predictive of future clinical trial results. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current product candidates or any future product candidates. We will require substantial additional financing to achieve our goals and failure to obtain additional capital when needed, or on acceptable terms to us, could cause us to delay, limit, reduce, or terminate our product development or future commercialization efforts.

•

Our clinical trials may reveal significant AEs not seen in our preclinical studies or prior clinical trials and may result in a safety or tolerability profile that could delay or prevent regulatory approval or market acceptance of CT-388, CT-996, CT-868 or any other current or future product candidates.

•

We face competition from entities that have made substantial investments into the rapid development of novel treatments for patients with overweight, obesity, T1D or T2D, including large and specialty pharmaceutical and biotechnology companies, many of which already have approved therapies in our current indications.

•

Our business is highly dependent on the success of our lead product candidates, CT-388, CT-996, and CT-868, and we cannot guarantee that any of our lead product candidates will successfully complete development, receive regulatory approval or be successfully commercialized. If we are unable to develop, receive regulatory approval for, and ultimately successfully commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

•	As an organization, we have never conducted later-stage clinical trials or submitted an NDA, and may be unable to do so for any of our product candidates.

•

We are dependent on the services of our management team and other clinical and scientific personnel, and if we are not able to retain these individuals or recruit additional management or clinical and scientific personnel, our business will suffer.

•

We have identified material weaknesses in our internal control over financial reporting. If we fail to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

•

If we are unable to obtain and maintain sufficient intellectual property protection for our product candidates and any future product candidates we may develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize products similar or identical to ours, and our ability to successfully develop and commercialize our product candidates may be adversely affected.

•	We expect to enter into collaborations or strategic partnerships in the future, and we may not realize the benefits of such collaborations or strategic partnerships.

If we are unable to adequately address these and other risks we face, our business may be harmed.

Corporate information

We were founded in January 2008 as a Delaware corporation. Our principal executive offices are located at 740 Heinz Avenue, Berkeley, CA 94710, and our telephone number is (888) 402-4674. Our website address is carmot.us. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference.

Trademarks and service marks

We use the Carmot logo and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of being an emerging growth company and a smaller reporting company

We are an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the Securities Act), as modified by the Jumpstart Our Business Startups Act of 2012 (the JOBS Act), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act), less extensive disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation, and exemptions from stockholder approval of any golden parachute payments not previously approved. We may also elect to take advantage of other reduced reporting requirements in future filings. As a result, our stockholders may not have access to certain information that they may deem important and the information that we provide to our stockholders may be different than, and not comparable to, information presented by other public reporting companies. We could remain an emerging growth company until the earlier of  (i) the last day of the year following the fifth anniversary of the closing of this offering, (ii) the last day of the year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the Exchange Act), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

In addition, the JOBS Act also provides that an emerging growth company may take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. An emerging growth company may therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, as a result, will not be subject to the same implementation timing for new or revised accounting standards as are required of other public companies that are not emerging growth companies, which may make comparison of our financial information to those of other public companies more difficult.

We are also a “smaller reporting company,” meaning that the market value of our common stock held by non-affiliates is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The offering

Common stock offered by us	shares.

Option to purchase additional shares of common stock	We have granted the underwriters an option to purchase up to additional shares of common stock from us at any time within 30 days of the date of this prospectus.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares of our common stock is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, to advance the clinical development of CT-388 through ; of CT-996 through ; of CT-868 through ; and to fund other research and development activities, including the development of our preclinical product candidates and for other general corporate purposes. See the section titled “Use of proceeds” for additional information.

Risk factors	See the section titled “Risk factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq Global Market (Nasdaq) trading symbol	“CRMO”

The number of shares of our common stock to be outstanding immediately after this offering is based on     shares of common stock outstanding as of September 30, 2023 (including   shares of our convertible preferred stock outstanding on an as-converted basis as of September 30, 2023) and excludes:

•

    shares of our common stock issuable upon the exercise of outstanding stock options as of September 30, 2023 under our 2008 Stock Plan (2008 Plan), with a weighted-average exercise price of $   per share;

•

    shares of our common stock issuable upon the exercise of outstanding stock options as of September 30, 2023 under our 2018 Equity Incentive Plan (2018 Plan, together with the 2008 Plan, the Prior Plans), with a weighted-average exercise price of $   per share;

•	shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to September 30, 2023 under our 2018 Plan, with a weighted-average exercise price of $ per share;

•

   shares of our common stock reserved for future issuance under our 2023 Equity Incentive Plan (2023 Plan), which will become effective once the registration statement of which this prospectus forms a part is declared effective, including   new shares plus the number of shares (not to exceed    shares) that include (i)    shares, which remain available for grant of future awards under the 2018 Plan and will cease to be available for issuance under the 2018 Plan at the time our 2023 Plan becomes effective in connection with this offering, and (ii) are underlying outstanding stock awards granted under our Prior Plans, that expire or are repurchased, forfeited, cancelled or withheld, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under our 2023 Plan and, as more fully described in the section titled “Executive compensation—Equity benefit plans;” and

•

   shares of our common stock reserved for issuance under our 2023 Employee Stock Purchase Plan (ESPP), which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any future automatic annual increases in the number of shares of common stock reserved for future issuance under our ESPP, as more fully described in the section titled “Executive compensation—Equity benefit plans.”

Unless otherwise indicated or the context otherwise requires, this prospectus assumes or gives effect to:

•	a -for- stock split of our common stock effected on , 2023;

•

the automatic conversion of all outstanding shares of our convertible preferred stock as of September 30, 2023 into an aggregate of     shares of our common stock, which will occur immediately prior to the closing of this offering (the Preferred Stock Conversion);

•	no exercise of the outstanding stock options described above;

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock from us in this offering;

•	an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws to be in effect immediately prior to the closing of this offering.

Summary financial data

The following tables set forth our summary financial data for the periods and as of the dates indicated. The following summary consolidated statements of operations and comprehensive income (loss) data for the years ended December 31, 2021 and 2022, except for the pro forma amounts, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary unaudited interim condensed consolidated statements of operations and comprehensive income (loss) data for the nine months ended September 30, 2022 and 2023, and the summary unaudited interim condensed consolidated balance sheet data as of September 30, 2023, except for the pro forma amounts, have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements and unaudited interim condensed consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Our unaudited interim condensed consolidated financial statements were prepared on a basis consistent with our audited financial statements and include, in our opinion, all adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in those statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future and results for the nine months ended September 30, 2023 are not necessarily indicative of results to be expected for the year ending December 31, 2023.

You should read the following summary consolidated financial data together with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our audited consolidated financial statements and unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial data included in this section are not intended to replace the financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,			Nine months ended September 30,
(in thousands, except share and per share data)	2021	2022		2022	2023
				(unaudited)
Consolidated statements of operations and comprehensive income (loss) data:

Operating expenses:
Research and development	$20,089		$37,147	$	$
General and administrative	4,501		6,278

Total operating expenses	24,590		43,425

Loss from operations	(24,590)		(43,425)

Interest and other income (expense), net:
Interest expense	(62)		(167)
Interest income	1,797		6,100
Other income (expense), net	46		(334)
Gain on transfer of royalty rights	49,940		—
Loss on fair value measurement of convertible notes	—		(5,334)
Gain on extinguishment of convertible notes	—		2,665

Net income (loss) before taxes	27,131		(40,495)

Income tax provision (benefit)	1,757		(1,661)

Net income (loss)	$25,374		$(38,834)	$	$

Net income (loss) per share attributable to common stockholders:
Basic(1)	$1.68		$(10.44)	$	$

Diluted(1)	$1.56		$(10.44)	$	$

Weighted-average common shares outstanding:
Basic(1)	3,604,901		3,719,680

Diluted(1)	4,596,887		3,719,680

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$			$

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(2)

(1)	See Note 14 to our audited consolidated financial statements and Note to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net income (loss) per share attributable to common stockholders.

(2)	The unaudited pro forma basic and diluted net loss per share attributable to common stockholders gives effect to the Preferred Stock Conversion, and is calculated by dividing the pro forma net loss attributable to common stockholders by the pro forma weighted-average common shares outstanding for the period. Unaudited pro forma net loss attributable to common stockholders is the same as the amount of net loss attributable to common stockholders for each period presented. Unaudited pro forma basic and diluted net loss per share attributable to common stockholders does not include the effect of the shares of our common stock expected to be sold in this offering.

As of September 30, 2023
(in thousands)	Actual	Pro forma(1)		Pro forma as adjusted(2)(3)
(unaudited)
Consolidated balance sheet data:
Cash, cash equivalents and marketable securities	$	$		$
Working capital(4)
Total assets
Total liabilities
Convertible preferred stock			—		—
Total stockholders’ (deficit) equity

(1)	The pro forma column in the consolidated balance sheet data gives effect to gives effect to (i) the Preferred Stock Conversion and the related reclassification of the carrying value of our convertible preferred stock to permanent equity upon the closing of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the closing of the offering.

(2)	The pro forma as adjusted column in the consolidated balance sheet data gives effect to (i) the pro forma adjustment described in footnote (1) above and (ii) the issuance and sale of shares of our common stock in this offering at the assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	The pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, each of our cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ (deficit) equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, each of our cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ (deficit) equity by $ million, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	We define working capital as current assets less current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and the section titled “Management’s discussion and analysis of financial condition and results of operations” in this prospectus, before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations, and growth prospects. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. In such case, the trading price of shares of our common stock could decline, and you may lose all or part of your investment.

Risks related to our financial position and need for capital

We are a clinical stage biotechnology company with a limited operating history, no products approved for commercial sale, have incurred substantial losses since our inception and anticipate incurring substantial and increasing losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

We are a clinical stage biotechnology company with a limited operating history on which to base your investment decision. We have no product candidates approved for commercial sale and have not generated any revenue. Biopharmaceutical product development is a highly speculative undertaking. It entails substantial upfront capital expenditures and significant degree of risk that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval or become commercially viable.

To date, we have focused primarily on organizing and staffing our company, business planning, establishing our intellectual property portfolio, raising capital, developing our Chemotype Evolution-based drug discovery platform, identifying and developing our product candidates, conducting preclinical studies and, more recently, clinical trials, and providing general and administrative support for these operations. We have utilized our Chemotype Evolution discovery platform in the early discovery stages of one FDA-approved product, sotorasib (marketed by Amgen as Lumakras), which was subsequently developed and is being commercialized by Amgen, Inc. for a subtype of non-small cell lung cancer. However, our approach to the discovery and development of product candidates based on our Chemotype Evolution-based drug discovery platform is unproven in metabolic diseases such as obesity and diabetes, and we do not know whether we will be able to develop any product candidates that succeed in clinical development or commercially. Our approach to the discovery and development of product candidates based on our Chemotype Evolution-based drug discovery platform is unproven, and we do not know whether we will be able to develop any product candidates that succeed in clinical development or commercially. Our ability to achieve profitability in the future is dependent upon obtaining regulatory approval for and successfully commercializing at least one of our lead product candidates, CT-388, CT-996 or CT-868, either alone or with third parties. However, our operations may not be profitable even if any of our lead product candidates are successfully developed, approved and thereafter commercialized.

The success of our product candidates will depend on several factors, including the following:

•	successful initiation and completion of preclinical studies with favorable results, including toxicology and other studies designed to be compliant with good laboratory practices;

•

allowance to proceed with clinical trials under Investigational New Drug applications by the FDA, or of similar regulatory submissions by comparable foreign regulatory authorities for the conduct of clinical trials of our product candidates;

•	successful initiation, enrollment and completion of clinical studies in accordance with good clinical practices (GCPs) and other applicable rules and regulations;

•	the frequency and severity of AEs observed in clinical trials;

•	maintaining and establishing relationships with contract research organizations (CROs) and clinical sites for the clinical development of our product candidates;

•	demonstrating the safety and efficacy of our product candidates to the satisfaction of the FDA and other applicable regulatory authorities;

•	receipt of regulatory approvals from applicable regulatory authorities, including approvals of New Drug Applications (NDAs) from the FDA, and maintaining any such approvals;

•	making arrangements with third-party manufacturers for, or establishing, clinical or commercial manufacturing capabilities;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of our product candidates, if and when approved, either alone or in collaboration with others;

•	obtaining, establishing and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

•	maintaining an acceptable safety profile of our product candidates following regulatory approval, if any;

•	maintaining and growing an organization of people who can develop and, if approved, commercialize, market and sell our product candidates, if approved; and

•	acceptance of our product candidates, if approved, by patients, the medical community and third-party payors.

The success of our business, including our ability to finance our company and generate any revenue in the future, will primarily depend on the successful development, regulatory approval, and commercialization of our product candidates, which may never occur. In the future, we may also become dependent on other product candidates that we may develop or acquire; however, given our stage of development, it may be several years, if at all, before we have demonstrated the safety and efficacy of a candidate sufficient to warrant approval for commercialization. If we are unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize our product candidates, we may not be able to generate sufficient revenue to continue our business.

We have and will continue to incur significant development and other expenses related to our clinical development and ongoing operations. We recorded $25.4 million in net income for the year ended December 31, 2021 and a net loss of $38.8 million for the year ended December 31, 2022. For the nine months ended September 30, 2023, our net loss was approximately $    million. As of September 30, 2023, we had an accumulated deficit of approximately $    million. Substantially all of our losses have resulted from expenses incurred in connection with the development of our pipeline and from general and administrative costs associated with our operations. We expect to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our development of our product candidates.

We anticipate that our expenses will increase substantially if, and as, we:

•	conduct further clinical trials for our lead product candidates as well as our other preclinical programs;

•

identify additional product candidates and acquire rights from third parties to those product candidates through licenses or other acquisitions, and conduct development activities, including preclinical studies and clinical trials;

•	seek regulatory approvals for our product candidates or any future product candidates;

•	commercialize our current product candidates or any future product candidates, if approved, either alone or with third parties;

•	attract, hire and retain qualified clinical, scientific, operations and management personnel;

•	add and maintain operational, financial and information management systems;

•	protect, maintain, enforce and defend our rights in our intellectual property portfolio;

•	address any competing therapies and market developments;

•

experience any delays in our preclinical studies or clinical trials and regulatory approval for our product candidates due to the lingering impacts of the COVID-19 pandemic, macroeconomic conditions or geopolitical conflicts; and

•	incur additional costs associated with operating as a public company following the closing of this offering.

Even if we succeed in commercializing one or more product candidates, we expect to incur substantial development costs and other expenditures to develop and market additional product candidates. We may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue or raise additional capital. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and our working capital.

Clinical and preclinical development involves a lengthy and expensive process, with an uncertain outcome, and results of earlier studies and clinical trials may not be predictive of future clinical trial results. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current product candidates or any future product candidates.

Clinical and preclinical drug development is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the preclinical study or clinical trial process. Despite promising preclinical or clinical results, any product candidate can unexpectedly fail at any stage of preclinical or clinical development. The historical failure rate for product candidates in our industry is high.

Our product candidates are either in clinical or preclinical development, and their risk of failure is high. It is impossible to predict when or if our product candidates will receive regulatory approval. To obtain the requisite regulatory approvals to commercialize any product candidates, we must demonstrate through extensive preclinical studies and lengthy, complex and expensive clinical trials that our product candidates are safe and effective in humans. Clinical testing can take many years to complete, and its outcome is inherently uncertain. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials and results in one indication may not be predictive of results to be expected for the same product candidate in another indication. Differences in clinical trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unfavorable safety profiles, notwithstanding promising results in earlier clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval of such product candidates. We may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful. Commencing any future clinical trials is subject to finalizing the clinical trial design and submitting an application to the FDA or a comparable foreign regulatory authority. Even after we make our submission, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trials or disagree with our study design, which may require us to complete additional clinical trials or amend our protocols or impose stricter conditions on the commencement of clinical trials. There is typically a high rate of failure of product candidates proceeding through clinical trials, and failure can occur at any time during the clinical trial process. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately be successful or support the approval of our current or any future product candidates.

For the foregoing reasons, we cannot be certain that our ongoing and planned clinical trials and preclinical studies will be successful. Any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could have a material adverse effect on our business, financial condition, and results of operations.

We expect to continue to rely in part on our CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials, including the participant enrollment process, and we have limited influence over their performance. We or any future collaborators may experience delays in initiating or completing clinical trials due to unforeseen events or otherwise, that could delay or prevent our ability to receive marketing approval or commercialize our current and any future product candidates, including:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•

regulators, such as the FDA or comparable foreign regulatory agencies, Institutional Review Boards (IRBs), or ethics committees may impose additional requirements before permitting us to initiate a clinical trial, may not authorize us or our investigators to commence or conduct a clinical trial at a prospective trial site, may not allow us to amend trial protocols, or regulators may require that we modify or amend our clinical trial protocols;

•	we may experience delays in reaching, or fail to reach, agreement on acceptable terms with trial sites and CROs, the terms of which can be subject to extensive negotiation and may vary significantly;

•	delays in identifying, recruiting and training suitable clinical investigators;

•	IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

•	changes or amendments to the clinical trial protocol;

•	clinical trial sites deviating from trial protocol or dropping out of a trial;

•	failure by our CROs to perform in accordance with GCPs or applicable regulatory rules and guidelines in other countries;

•	manufacturing sufficient quantities of our product candidates for use in clinical trials;

•

the number of participants required for clinical trials may be larger than we anticipate, enrollment in clinical trials may be slower than we anticipate or participants may drop out or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•	patients choosing an alternative product for the indications for which we are developing our product candidates, or participating in competing clinical trials;

•

the cost of clinical trials may be greater than we anticipate, or we may have insufficient funds for a clinical trial or to pay the substantial user fees required by the FDA upon the submission of an NDA;

•	subjects experiencing severe or serious unexpected drug-related AEs;

•	occurrence of serious adverse events (SAEs) in clinical trials of the same class of agents conducted by other companies that could be considered similar to our product candidates;

•	selection of clinical endpoints that require prolonged periods of clinical observation or extended analysis of the resulting data;

•

transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization (CMO), delays or failure by our CMOs or us to make any necessary changes to such manufacturing process, or failure of our CMOs to produce clinical trial materials in accordance with current Good Manufacturing Practice (cGMP), regulations or other applicable requirements;

•	third parties being unwilling or unable to satisfy their contractual obligations to us in a timely manner;

•	the quality or quantity of data relating to our product candidates or other materials necessary to conduct our clinical trials may be inadequate to initiate or complete a given clinical trial;

•	reports from clinical testing of other therapies may raise safety, tolerability or efficacy concerns about our product candidates; and

•

clinical trials of our product candidates may fail to show appropriate safety, tolerability or efficacy, may produce negative or inconclusive results, or may otherwise fail to improve on the existing standard of care, and we may decide, or regulators may require us, to conduct additional clinical trials or we may decide to abandon product development programs.

Participant enrollment, a significant factor in the timing and cost of clinical trials, is affected by many conditions including the size and nature of the patient population, the number and location of clinical sites we enroll, the proximity of participants to clinical sites, the eligibility and exclusion criteria for the clinical trial, the design of the clinical trial, the inability to obtain and maintain participant consents, the risk that enrolled participants will drop out before completion, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications being investigated by us. Risks related to patient enrollment are heightened in longer clinical trials. In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same areas as our product candidates, and this competition will reduce the number and types of participants available to us, because some participants who might have opted to enroll in our clinical trials may instead opt to enroll in a clinical trial being conducted by one of our competitors, or to use currently marketed therapies. Additionally, participants, including participants in any control groups, may withdraw from the clinical trial if they are not experiencing improvement in their underlying disease or condition or if they experience other difficulties or issues. Additionally, we could encounter delays if treating clinicians encounter unresolved ethical issues associated with enrolling participants in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles.

We have in the past and may in the future experience participant withdrawals or discontinuations from our clinical trials. Withdrawal of participants from our clinical trials may compromise the quality of our data. Even if we are able to enroll a sufficient number of participants in our clinical trials, delays in enrollment or small patient population size may result in increased costs or may affect the timing or outcome of our clinical trials. Any of these conditions may negatively impact our ability to complete such clinical trials or include results from such clinical trials in regulatory submissions, which could adversely affect our ability to advance the development of our product candidates.

Clinical trials must be conducted in accordance with the FDA and other applicable regulatory authorities’ legal requirements, regulations and guidelines, and remain subject to oversight by these governmental agencies and ethics committees or IRBs at the medical institutions where such clinical trials are conducted. We could also encounter delays if a clinical trial is suspended, put on clinical hold or terminated by us, the IRBs of the institutions in which such clinical trials are being conducted, the FDA, Therapeutic Goods Administration (TGA) or comparable regulatory authorities, or if a clinical trial is recommended for suspension or termination by the Data Safety Monitoring Board (DSMB) for such clinical trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, failure by our CROs to perform in accordance with the GCPs, or applicable regulatory guidelines in other countries, inspection of the clinical trial operations or clinical trial site by the FDA, TGA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to establish or achieve clinically meaningful endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Further, the FDA, TGA or other regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after they have reviewed and commented on the design for our clinical trials.

We expect that in the future, we will conduct research in collaboration with other academic, pharmaceutical and biotechnology entities in which we combine our development efforts with those of our collaborators. In particular, because of the magnitude of the market opportunity in large indications like obesity and T2D, as well as the fact that established treatments exist in these markets, we expect that to be commercially competitive we will need need to conduct robust Phase 3 programs for each of CT-388 and CT-996 beyond that which is required for regulatory approval. Therefore, we intend to explore opportunities to partner with third parties that bring late-stage clinical development expertise, as well as the commercialization expertise, infrastructure, and other resources needed to build the extensive commercial infrastructure necessary to successfully launch CT-388 and CT-996, if approved. We may not be able to enter into such collaborations or strategic partnerships on acceptable terms or at all. In addition, any such collaborations or strategic partnerships may be subject to additional delays because of the management of the clinical trials, contract negotiations, the need to obtain agreement from multiple parties and may increase our future costs and expenses.

Further, conducting clinical trials in foreign countries, as we may do for our future product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled subjects in foreign countries to adhere to clinical protocols as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, and political and economic risks, including war, relevant to such foreign countries.

Our product development costs will increase if we experience delays in clinical testing or marketing approvals. We do not know whether any of our clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates. Any delays or increase in costs in our clinical development programs may harm our business, financial condition, results of operations and prospects.

We will require substantial additional financing to achieve our goals and failure to obtain additional capital when needed, or on acceptable terms to us, could cause us to delay, limit, reduce, or terminate our product development or future commercialization efforts.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings, or other capital sources, including potential collaborations, licenses and other similar arrangements. The net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will not be sufficient to fund any of our product candidates through regulatory approval, and we anticipate needing to raise additional capital to complete the development of and commercialize our product candidates. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common stock. Any future debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making capital expenditures, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.

If we raise additional funds through future collaborations, licenses and other similar arrangements, we may have to relinquish valuable rights to our future revenue streams or product candidates, or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed or on terms acceptable to us, we would be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks related to product candidate development and commercialization

Our clinical trials may reveal SAEs not seen in our preclinical studies or prior clinical trials and may result in a safety or tolerability profile that could delay or prevent regulatory approval or market acceptance of CT-388, CT-996, CT-868 or any other current or future product candidates or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.

Undesirable or clinically unmanageable side effects observed in our clinical trials for our product candidates could occur and cause us or regulatory authorities to interrupt, delay or halt our clinical trials and could result in a more restrictive label or the delay or denial of marketing approval by the FDA or comparable foreign regulatory authorities. While we have observed certain TEAEs, such as GI, including nausea, vomiting and diarrhea, no SAEs were observed in our clinical trials of CT-388, CT-996 or CT-868. If AEs, SAEs or other side effects are observed in any of our ongoing or planned future clinical trials that are atypical of, or more severe than, the known side effects of the respective class of agents that each of our product candidates are a part of, we may have difficulty recruiting participants to our clinical trials, participants may drop out of our clinical trials, or we may be required to abandon those clinical trials or our development efforts of one or more product candidates altogether. If such effects are more severe, less reversible than we expect or not reversible at all, we may decide or be required to perform additional studies or to halt or delay further clinical development of CT-388, CT-996, CT-868 or any other current or future product candidates, which could result in the delay or denial of regulatory approval by the FDA or comparable regulatory authorities.

AEs and SAEs that emerge during clinical investigation of or treatment with any of our other current or future product candidates may be deemed to be related to our product candidates. This may require longer and more extensive clinical development, or regulatory authorities may increase the amount of data and information required to approve, market, or maintain our current or future product candidates and could result in warnings and precautions in our product labeling or a restrictive risk evaluation and mitigation strategy (REMS). This may also result in an inability to obtain approval of CT-388, CT-996, CT-868 or any other current or future product candidates. We, the FDA, TGA or other applicable regulatory authorities, or an IRB, may suspend clinical trials of a product candidate at any time for various reasons, including a belief that participants in such clinical trials are being exposed to unacceptable health risks or adverse side effects. Some potential product candidates developed in the biotechnology industry that initially showed promise in early-stage clinical trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects, like those mentioned above, may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition, results of operations and prospects.

Additionally, if any of our product candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result. For example, the FDA could require us to adopt a REMS to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry. We or our collaborators may also be required to adopt a REMS or engage in similar actions, such as patient education, certification of health care professionals or specific monitoring, if we or others later identify undesirable side effects caused by any product that we develop alone or with collaborators. Other potentially significant negative consequences associated with AEs include:

•	we may be required to suspend marketing of a product, or we may decide to remove such product from the marketplace;

•	regulatory authorities may withdraw or change their approvals of a product;

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regulatory authorities may require additional warnings on the label or limit access of a product to selective specialized centers with additional safety reporting and with requirements that patients be geographically close to these centers for all or part of their treatment;

•	we may be required to create a medication guide outlining the risks of a product for patients, or to conduct post-marketing studies;

•	we may be required to change the way a product is administered;

•	we could be subject to fines, injunctions, or the imposition of criminal or civil penalties, or be sued and held liable for harm caused to subjects or patients; and

•	a product may become less competitive, and our reputation may suffer.

Any of these events could diminish the usage or otherwise limit the commercial success of our product candidates and prevent us from achieving or maintaining market acceptance of our product candidates, if approved by the FDA or other regulatory authorities.

We may find it difficult to enroll patients in our clinical trials. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Patient enrollment is a significant factor in the timing of clinical trials, and the timing of our clinical trials will depend, in part, on the speed at which we can recruit patients to participate in our clinical trials, as well as completion of required follow-up periods. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials to such trial’s conclusion as required by the FDA or other comparable regulatory authorities. The eligibility criteria of our clinical trials, once established, may further limit the pool of available trial participants.

Patient enrollment in clinical trials may be affected by other factors, including:

•	size and nature of the targeted patient population;

•	severity of the disease or condition under investigation;

•	availability and efficacy of approved therapies for the disease or condition under investigation;

•	patient eligibility criteria for the trial in question as defined in the protocol;

•	perceived risks and benefits of the product candidate under study;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any products that may be approved for, or any product candidates under investigation for, the indications we are investigating;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	proximity and availability of clinical trial sites for prospective patients;

•	continued enrollment of prospective patients by clinical trial sites;

•	the risk that patients enrolled in clinical trials will drop out of such clinical trials before completion; and

•	delays or difficulties in enrollment and completion of studies due to the COVID-19 pandemic.

Additionally, other pharmaceutical companies targeting these same diseases are recruiting clinical trial patients from these patient populations, which may make it more difficult to fully enroll any clinical trials. We also rely on, and will continue to rely on, CROs and clinical trial sites to ensure proper and timely conduct of our clinical trials and preclinical studies. Though we have entered into agreements governing their services, we will have limited influence over their actual performance. Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and jeopardize our ability to obtain regulatory approval for the sale of our product candidates. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials.

Interim, initial, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which are based on preliminary analyses of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular preclinical study or clinical trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same preclinical studies or clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as participants enrollment continues and more participants data become available or as participants from our clinical trials continue other treatments for their disease. Adverse differences between interim data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate and could adversely affect the success of our business. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

If the interim, top-line or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects. Further, disclosure of interim, top-line or preliminary data by us or by our competitors could result in volatility in the price of our common stock after this offering.

Furthermore, if we fail to replicate the positive results from our preclinical studies or clinical trials in our future clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our current or future product candidates.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions, or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects, or financial condition.

We may expend our limited resources to pursue a particular product candidate in specific indications and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus our development efforts on certain selected product candidates in certain selected indications. For example, we are initially focused on the development of potential incretin class therapies for obesity and diabetes. As a result, we may forgo or delay pursuit of opportunities with other product candidates, or other indications for our existing product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future development programs and product candidates for specific indications may not yield any commercially viable product candidates. At any time, we may decide to discontinue the development or commercialization of any of our products or product candidates for a variety of reasons, including the appearance of new technologies that render our product obsolete, competition from a competing product, or changes in or inability to comply with applicable regulatory requirements. If we terminate a program in which we have invested significant resources, we will not receive any return on our investment and we will have missed the opportunity to allocate those resources to potentially more productive uses. In addition, if we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We face competition from entities that have made substantial investments into the rapid development of novel treatments for patients with obesity, T1D or T2D, including large and specialty pharmaceutical and biotechnology companies, many of which already have approved therapies in our current indications.

The development and commercialization of therapies is highly competitive. Our product candidates, if approved, will face significant competition, including from well-established, currently marketed therapies and our failure to demonstrate a meaningful improvement to the existing standard of care may prevent us from achieving significant market penetration. Many of our competitors have significantly greater resources and experience than we do, and we may not be able to successfully compete. We face substantial competition from multiple sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. Our competitors compete with us on the level of the technologies employed, or on the level of development of their products as compared to our product candidates. In addition, many small biotechnology companies have formed collaborations with large, established companies to (i) obtain support for their research, development and commercialization of products or (ii) combine several treatment approaches to develop longer lasting or more efficacious treatments that may potentially directly compete with our current or any future product candidates. We anticipate that we will continue to face increasing competition as new therapies and combinations thereof, and related data emerge.

Currently in the United States, there are a variety of approved products for diabetes with the majority of the advances occurring in the treatment of T2D over the last several decades, producing more than five different pathways (branded and generic) that are often complementary. These primary pathways include products like metformin (generic), pioglitazone (generic), glimepiride (generic), sitagliptin (Merck) dapagliflozin (AstraZeneca) and semaglutide (Novo Nordisk). Although there have been several scientific advances in T2D, both obesity and T1D have not seen as many new advances or approvals, however, obesity is experiencing significant scientific interest and advancements with the approval of semaglutide (Wegovy) in obesity.

Many of these aforementioned products have been marketed for several years and are well established among physicians, patients, guidelines and third-party payers creating potential adoption challenges for new entrants often require demonstrating incremental value or benefits and/or removing healthcare system costs. These challenges will impact current and experimental products as they look to enter or expand the market.

Assuming approval of any of our product candidates, below is a brief summary of the competitive landscapes for each. These potential competitors are expected to evolve or vary geographically based on approvals, supply, loss of exclusivity, reimbursement along with the potential approval/launch of new chemical entities and combination products currently in development.

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CT-388 would likely compete with the currently approved injectable products for people with obesity or T2D in the GLP-1 and GLP-1 combination class. This key competitive set for CT-388 would include, but is not limited to, products such as Wegovy for obesity, Ozempic for T2D, Trulicity (dulaglutide, marketed by Eli Lilly) for T2D and Mounjaro for T2D and potentially obesity (currently under review). There are also several injectable peptide products pursuing similar indications with similar mechanism of actions from Viking and Jiangsu Hengrui, along with other combination products in development from Eli Lilly, Boehringer Ingelheim and Novo Nordisk.

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CT-996 will directly compete with oral products such as Rybelsus approved for patients with T2D and other oral pipeline developmental products from Pfizer, Eli Lilly, Structure, Regor, Hengrui, Viking and Amgen.

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The competition for CT-868 is limited as there are no currently approved products in T1D that would be direct competitors, however, there are two peripheral products liraglutide (Novo Nordisk) and semaglutide (Novo Nordisk) approved for general weight loss including both T1D and T2D patients. We are aware of other pipeline products targeting different aspects of T1D ranging from T1D prevention to cell therapy from Provention Bio, Vertex, Cell Trans and Dompe but would not be considered direct competitors.

If we obtain regulatory approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our current or any future product candidates, the ease with which our current or any future product candidates can be administered and the extent to which participants accept relatively new routes of administration, the timing and scope of regulatory approvals for these product candidates, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our current or any future product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified management and other personnel and establishing clinical trial sites and participants registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We are currently conducting, and may in the future conduct, clinical trials for current or future product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such clinical trials.

We are currently conducting clinical trials outside the United States, including in Australia and Mexico, and we expect to continue to conduct clinical trials internationally in the future. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the clinical trials were performed by clinical investigators of recognized competence and pursuant to GCPs; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCPs and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements for clinical data gathered outside of their respective jurisdictions. In addition, such foreign clinical trials are subject to the applicable local laws of the foreign jurisdictions where the clinical trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from clinical trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional clinical trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop being delayed or not receiving approval for commercialization in the applicable jurisdiction.

Even if we receive marketing approval for our current or future product candidates in the United States, we may never receive regulatory approval to market outside of the United States, which would limit our ability to realize their full market potential.

We plan to seek regulatory approval for our current and future product candidates outside of the United States and are currently conducting certain clinical trials internationally, including in Australia and Mexico. In order to market any product outside of the United States, however, we must establish and comply with the numerous and varying safety, efficacy and other regulatory requirements of other applicable countries. Approval by the FDA in the United States does not ensure approval by regulatory authorities in other countries or jurisdictions. Approval procedures vary among countries and can involve additional product candidate testing and additional administrative review periods. The time required to obtain approvals in other countries might differ substantially from that required to obtain FDA approval. The marketing approval processes in other countries generally implicate all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside of the United States, products must receive pricing and reimbursement approval before the product can be commercialized. Obtaining this approval can result in substantial delays in bringing products to market in such countries. Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in others and would impair our ability to market our current or future product candidates in such foreign markets. Any such impairment would reduce the size of our potential market, which could adversely affect our business, financial condition, results of operations and prospects.

The successful commercialization of our product candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and favorable pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates could limit our ability to market those products and decrease our ability to generate revenue.

The availability of coverage and the adequacy of reimbursement by governmental healthcare programs, such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as our product candidates, if approved. Our ability to achieve coverage and acceptable levels of reimbursement for our products by third-party payors will have an effect on our ability to successfully commercialize those products. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, Australia, Mexico or any other jurisdiction in which we may choose to commercialize, if approved, will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for biopharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when equivalent generic drugs, biosimilars or less expensive therapies are available. It is possible that a third-party payor may consider our product candidates, if approved, as substitutable and only be willing to cover the cost of the alternative product. Even if our product candidates show improved efficacy, safety or improved convenience of administration, pricing of competitive products may limit the amount we will be able to charge for our product candidates, if approved. Third-party payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in our product candidates. In some cases, when new competitor generic and biosimilar products enter the market, there are mandatory price reductions for the innovator compound. In other cases, payors employ “therapeutic category” price referencing and seek to lower the reimbursement levels for all treatments in the respective therapeutic category. Additionally, new competitor brand drugs can trigger therapeutic category reviews in the interest of modifying coverage and/or reimbursement levels. The potential of third-party payors to introduce more challenging price negotiation methodologies could have a negative impact on our ability to successfully commercialize our product candidates, if approved.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered. Some third-party payors may require pre-approval of coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use such therapies. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our products, if approved. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates, if approved. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. We expect to experience pricing pressures in connection with the sale of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Risks related to our business and operations

Our business is highly dependent on the success of our lead product candidates, CT-388, CT-996, and CT-868, and we cannot guarantee that any of our lead product candidates will successfully complete development, receive regulatory approval or be successfully commercialized. If we are unable to develop, receive regulatory approval for, and ultimately successfully commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

We currently have no products approved for commercial sale or for which regulatory approval to market has been sought. We have invested a significant portion of our efforts and financial resources in the development of our lead product candidates, CT-388, CT-996 and CT-868, which are still in clinical development, and expect that we will continue to invest heavily in our lead product candidates, as well as our other preclinical product candidates, and any other current or future product candidates we may develop. Our business and our ability to generate revenue, which we do not expect will occur for many years, if ever, are substantially dependent on our ability to develop, obtain regulatory approval for, and then successfully commercialize our product candidates, which may never occur.

Our product candidates will require substantial additional preclinical and clinical development time, regulatory approval, commercial manufacturing arrangements, establishment of a commercial organization, significant marketing efforts, and further investment before we can generate any revenue from product sales. We currently generate no revenue, and we may never be able to develop or commercialize any products. We cannot assure you that we will meet our timelines for our current or future clinical trials, which may be delayed or not completed for a number of reasons, including any lingering impacts of COVID-19 or other health epidemics. Our product candidates are susceptible to the risks of failure inherent at any stage of product development, including the appearance of unexpected AEs or failure to achieve primary endpoints in clinical trials.

Even if our product candidates are successful in clinical trials, we are not permitted to market or promote our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive sufficient regulatory approval that will allow us to successfully commercialize any product candidates. If we do not receive FDA or comparable foreign regulatory approval with the necessary conditions to allow commercialization, we will not be able to generate revenue from those product candidates in the United States or elsewhere in the foreseeable future, or at all. Any significant delays in obtaining approval for and commercializing our product candidates could adversely affect our business, financial condition, results of operations and prospects.

We have not previously filed an NDA for our product candidates or similar marketing application to the FDA or comparable foreign regulatory authorities, for any product candidate, and we cannot be certain that our current or any future product candidates will be successful in clinical trials or receive regulatory approval. The FDA may also consider its approvals of competing products, which may alter the treatment landscape concurrently with their review of our NDA filings, and which may lead to changes in the FDA’s review requirements that have been previously communicated to us and our interpretation thereof, including changes to requirements for clinical data or clinical study design. Such changes could delay approval or necessitate withdrawal of our NDA filings.

If approved for marketing by applicable regulatory authorities, our ability to generate revenue from our product candidates will depend on our ability to:

•	price our products competitively such that third-party and government reimbursement permits broad product adoption;

•	demonstrate the superiority of our products compared to the standard of care, as well as other therapies in development;

•	create market demand for our product candidates through our own marketing and sales activities, and any other arrangements to promote these product candidates that we may otherwise establish;

•	receive regulatory approval for the targeted patient populations and claims that are necessary or desirable for successful marketing;

•	effectively commercialize any of our products that receive regulatory approval, either alone or with third parties;

•	manufacture product candidates through CMOs in sufficient quantities and at acceptable quality and manufacturing cost to meet commercial demand at launch and thereafter;

•	establish and maintain agreements with wholesalers, distributors, pharmacies, and group purchasing organizations on commercially reasonable terms;

•	obtain, maintain, protect and enforce patent and other intellectual property protection and regulatory exclusivity for our products;

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maintain compliance with applicable laws, regulations, and guidance specific to commercialization including interactions with health care professionals, patient advocacy groups, and communication of health care economic information to payors and formularies;

•	achieve market acceptance of our products by patients, the medical community, and third-party payors;

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maintain a distribution and logistics network capable of product storage within our specifications and regulatory guidelines, and further capable of timely product delivery to commercial clinical sites; and

•	assure that our product will be used as directed and that additional unexpected safety risks will not arise.

If our product candidates do not achieve projected development milestones or commercialization in the announced or expected timeframes, the further development or commercialization of such product candidates may be delayed, and our business will be harmed.

We have estimated and may in the future estimate, the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones have and may include our expectations regarding the commencement or completion of clinical trials and preclinical studies, data readouts, the submission of regulatory filings, the receipt of regulatory approval or the realization of other commercialization objectives. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions, including assumptions regarding capital resources, constraints and priorities, progress of and results from development activities and the receipt of key regulatory approvals or actions, any of which may cause the timing of achievement of the milestones to vary considerably from our estimates. If we fail to achieve announced milestones in the expected timeframes, the commercialization of the product candidates may be delayed, our credibility may be undermined, our business and results of operations may be harmed and the trading price of our common stock may decline.

As an organization, we have never conducted later-stage clinical trials or submitted an NDA, and may be unable to do so for any of our product candidates.

We are early in our development efforts for our product candidates, and we will need to successfully complete pivotal clinical trials in order to seek FDA or applicable foreign authority approval to market our lead product candidates and any other current or future product candidates we may develop. Carrying out clinical trials and the submission of NDAs is complicated. We are currently conducting a Phase 1/2 MAD clinical trial in participants with obesity and T2D for CT-388, a Phase 1 clinical trial of CT-996 in participants with overweight or obesity with T2D and two Phase 2 clinical trials for CT-868 in participants with overweight or obesity with T1D. We have not conducted any later stage or pivotal clinical trials, have limited experience as a company in preparing, submitting and prosecuting regulatory filings and have not previously submitted an NDA or other applicable foreign regulatory submission for any product candidate. We also plan to conduct a number of clinical trials for multiple product candidates in parallel over the next several years. This may be a difficult process to manage with our limited resources and may divert the attention of management. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to regulatory submission and approval of any of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining marketing approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in submitting NDAs for and commercializing our product candidates.

The regulatory approval processes of the FDA and applicable foreign authorities are lengthy, time consuming, expensive and inherently unpredictable, and if we are ultimately unable to obtain marketing approval for our product candidates, our business will be substantially harmed.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of our product candidates are subject to extensive regulation by the FDA in the United States and by comparable foreign regulatory authorities in foreign markets. In the United States, we are not permitted to market our product candidates in the United States until we receive regulatory approval of an NDA from the FDA. The time required to reach approval by the FDA and applicable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained marketing approval for any product candidate and it is possible that any product candidates we may seek to develop in the future will never obtain marketing approval. Neither we nor any collaborator is permitted to market any of our product candidates in the United States until we receive FDA marketing approval of an NDA.

Clinical testing is expensive, time consuming and subject to uncertainty. We cannot guarantee that any current or future clinical studies will be conducted as planned or completed on schedule, if at all, or that our product candidates will receive regulatory approval. Even as our current clinical trials progress, issues may arise that could require us to suspend or terminate such clinical trials or could cause the results of one cohort to differ from a prior cohort. For example, we may experience slower than anticipated enrollment in our clinical trials, which may consequently delay our NDA filing timelines or permit competitors to obtain approvals that may alter our NDA filing strategy. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful.

In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more clinical trials could be required before we submit our product candidates for approval. The number of nonclinical studies and clinical trials that will be required for FDA approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. The FDA and applicable foreign authorities may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or could object to elements of our clinical development program. To the extent that the results of the clinical trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional clinical trials in support of potential approval of our product candidates.

In addition, if the FDA grants approval for our product candidates, then, as a condition for approval, the FDA may require us to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and our product candidates may be subject to withdrawal procedures by the FDA. In addition, the standard of care may change with the approval of new products in the same indications that we are studying. This may result in the FDA or other regulatory agencies requesting additional studies to show that our product candidate is superior to the new products.

Our clinical trial results may also not support approval.

In addition, the FDA or comparable foreign regulatory authorities can delay, limit or deny approval of any of our product candidates for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that our product candidates are safe and effective for any of their proposed indications;

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the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval, including due to the heterogeneity of patient populations, or apparent improvement in clinical trial participants receiving placebo;

•	we may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of an NDA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities will review CMOs’ manufacturing process and inspect our CMOs’ commercial manufacturing facilities and may not approve our CMOs’ manufacturing process or facilities;

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval;

•	serious and unexpected drug-related side effects may be experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

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such authorities may not accept clinical data from clinical trials that are conducted at clinical facilities or in countries where the standard of care is potentially different from that of their own country;

•	such authorities may disagree with us regarding the formulation, labeling and/or the product specifications of our product candidates;

•	approval may be granted only for indications that are significantly more limited than those sought by us, and/or may include significant restrictions on distribution and use; and

•	such authorities may not accept a submission due to, among other reasons, the content or formatting of the submission.

Of the large number of products in development, only a small percentage successfully complete the FDA or foreign marketing approval processes and are commercialized. Even if we eventually complete clinical trials and receive approval of an NDA or comparable foreign marketing application for our product candidates, the FDA or comparable foreign regulatory authority may grant approval contingent on the performance of costly additional clinical trials and/or the implementation of a REMS, which may be required because the FDA believes it is necessary to ensure safe use of the product after approval. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain marketing approval to market our product candidates, which would significantly harm our business, results of operations and prospects.

If our product candidates, if approved, do not achieve broad market acceptance, the revenue that we generate from their sales will be limited.

We have never commercialized a product candidate for any indication. Even if our product candidates are approved by the appropriate regulatory authorities for marketing and sale, they may not gain acceptance among physicians, patients, third-party payors and others in the medical community. If any product candidate for which we obtain regulatory approval does not gain an adequate level of market acceptance, we may not generate sufficient product revenue or become profitable.

The degree of market acceptance of our product candidates, if approved, will depend on a number of factors, some of which are beyond our control, including:

•	the safety, efficacy, tolerability and ease of administration of our product candidates;

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the prevalence and severity of side effects and AEs associated with our product candidates, and how the safety and tolerability profile of our product candidates compares to those of existing therapies, or those under development;

•	the clinical indications for which the products are approved and the approved claims that we may make for the products;

•	limitations or warnings contained in the product’s FDA-approved labeling, including potential limitations or warnings for such products that may be more restrictive than other competitive products;

•	distribution and use restrictions imposed by the FDA with respect to such product candidates or to which we agree as part of a mandatory REMS or voluntary risk management plan;

•	changes in the standard of care for the targeted indications for such product candidates;

•	the relative difficulty of administration of such product candidates;

•	cost of treatment as compared to the clinical benefit in relation to alternative treatments or therapies;

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the availability of adequate coverage and reimbursement by third parties, such as insurance companies and other healthcare payors, and by government healthcare programs, including Medicare and Medicaid;

•	the extent and strength of our marketing and distribution of such product candidates;

•	the safety, efficacy and other potential advantages of, and availability of, alternative treatments already used or that may later be approved for any of our intended indications;

•	the timing of market introduction of such product candidates, as well as competitive products;

•	the reluctance of physicians to switch their patients’ current standard of care;

•	the reluctance of patients to switch from their existing therapy regardless of the safety and efficacy of newer products;

•	our ability to offer such product candidates for sale at competitive prices;

•	the extent and strength of our third-party manufacturer and supplier support;

•	adverse publicity about our product or favorable publicity about competitive products; and

•	potential product liability claims.

Our efforts to educate the medical community and third-party payors as to the benefits of our product candidates may require significant resources and may never be successful. Even if the medical community accepts that our product candidates are safe and effective for their approved indications, physicians and patients may not immediately be receptive to such product candidates and may be slow to adopt them as an accepted treatment of the approved indications. In particular, there are a number of currently approved therapies for obesity and weight-related comorbidities with high patient and public visibility that are well-established, which may cause challenges or delays in physician and patient acceptance of our lead product candidates, if approved. If our current or future product candidates are approved, but do not achieve an adequate level of acceptance among physicians, patients, and third-party payors, we may not generate meaningful revenue from our product candidates and may never become profitable.

We will need to grow our organization, and we may experience difficulties in managing our growth and expanding our operations, which could adversely affect our business.

As of August 31, 2023, we had 57 full-time employees. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to expand our employee base for managerial, operational, financial and other resources. In addition, we have limited experience in manufacturing and commercialization. As our product candidates enter and advance through preclinical studies and clinical trials, we will need to expand our development and regulatory capabilities and expect to enter into collaborations or strategic partnerships with third parties that bring late-stage clinical development and commercialization expertise, infrastructure, and the resources as we enter pivotal trials for CT-388 and CT-996. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our inability to successfully manage our growth and expand our operations could adversely affect our business, financial condition, results of operations and prospects.

We conduct certain research and development operations through our Australian wholly-owned subsidiary, Carmot Australia First Pty Ltd. (Carmot Australia). If we lose our ability to operate in Australia, or if Carmot Australia is unable to receive the research and development tax credit allowed by Australian regulations, our business and results of operations could suffer.

We have a wholly-owned Australian subsidiary engaged in conducting various preclinical and clinical activities for our product and development candidates in Australia. Due to the geographical distance and lack of employees currently in Australia, as well as our lack of experience operating in Australia, we may not be able to efficiently or successfully monitor, develop and commercialize our lead products in Australia, including conducting clinical trials. Furthermore, we have no assurance that the results of any clinical trials that we conduct for our product candidates in Australia will be accepted by the FDA or comparable foreign regulatory authorities.

In addition, current Australian tax regulations provide for a refundable research and development tax credit equal to 43.5% of qualified expenditures. If we lose our ability to operate our subsidiary in Australia, or if we are ineligible or unable to receive the research and development tax credit, or the Australian government significantly reduces or eliminates the tax credit, our business and results of operation may be adversely affected.

We are dependent on the services of our management team and other clinical and scientific personnel, and if we are not able to retain these individuals or recruit additional management or clinical and scientific personnel, our business will suffer.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent upon the members of our senior management team, including in particular our Chief Medical Officer, Manu Chakravarthy. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, initiation or completion of our preclinical studies and clinical trials or the commercialization of our product candidates. Although we have executed employment agreements or offer letters with each member of our senior management team, these agreements are terminable at will with or without notice and, therefore, we may not be able to retain their services as expected. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our clinical development and commercialization efforts. We may not be successful in maintaining our unique company culture and continuing to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biopharmaceutical, biotechnology and other businesses, particularly in the greater San Francisco Bay Area. If we are not able to attract, integrate, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners, CROs, CMOs and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with FDA or other regulations, provide true, complete and accurate information to the FDA, TGA and other comparable foreign regulatory bodies, comply with manufacturing standards we may establish, comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. If we obtain FDA approval for our product candidates and begin commercializing those products in the United States, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws are likely to increase. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and prospects, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations, or reputational harm.

Our business entails a significant risk of product liability and our ability to obtain sufficient insurance coverage could adversely affect our business, financial condition, results of operations and prospects.

As we conduct clinical trials of our current or future product candidates, we are exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of new treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in FDA, TGA or other investigation of the safety and effectiveness of our future product candidates, our manufacturing processes and facilities or our marketing programs and potentially a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our product candidates, termination of clinical trial sites or entire clinical trial programs, withdrawal of clinical trial participants, injury to our reputation and significant negative media attention, significant costs to defend the related litigation, a diversion of management’s time and our resources from our business operations, substantial monetary awards to clinical trial participants or patients, loss of revenue, the inability to commercialize and products that we may develop, and a decline in our stock price. We may need to obtain higher levels of product liability insurance for later stages of clinical development or marketing of our product candidates. Any insurance we may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could adversely affect our business, financial condition, results of operations and prospects.

Our insurance policies are expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include workers’ compensation, clinical trials, cybersecurity and directors’ and officers’ liability insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, financial condition, results of operations and prospects.

We may engage in strategic transactions in the future, which could impact our liquidity, increase our expenses and present significant distractions to our management.

We may enter into strategic transactions in the future, including acquisitions of companies, asset purchases and in-licensing of intellectual property with the potential to acquire and advance new assets or product candidates where we believe we are well qualified to optimize the development of promising therapies. Additional potential transactions that we may consider in the future include a variety of business arrangements, including strategic partnerships, in-licensing of product candidates, strategic collaborations, joint ventures, restructurings, divestitures, business combinations and investments. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations.

Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of our management. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits of the acquisition. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could adversely affect our business, financial condition, results of operations and prospects.

Our ability to use our net operating loss (NOL) carryforwards and certain other tax attributes to offset taxable income or taxes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. As of December 31, 2022, we had federal NOL carryforwards of $13.7 million and state NOL carryforwards of $62.4 million. Under legislation enacted in 2017, commonly referred to as the Tax Cuts and Jobs Act, as modified by the Coronavirus Aid, Relief, and Economic Security (the CARES Act), U.S. federal net operating losses generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, but the deductibility of such federal net operating losses generated in tax years beginning after December 31, 2020 is limited to 80% of current year taxable income.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the Code), if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. As a result, if we undergo an ownership change, and our ability to use our pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset our post-change income or taxes is limited, it would harm our future results of operations by effectively increasing our future tax obligations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if we attain profitability, we may be unable to use all or a material portion of our net operating losses and other tax attributes, which could adversely affect our future cash flows.

Recent and future changes to tax laws could materially adversely affect our company.

The tax regimes we are subject to or operate under, including with respect to income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially adversely affect our company. For example, the Tax Cuts and Jobs Act, the CARES Act, and the Inflation Reduction Act of 2022 (the Inflation Reduction Act) enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to such legislation may affect us, and certain aspects thereof could be repealed or modified in future legislation. For example, the Inflation Reduction Act includes provisions that will impact the U.S. federal income taxation of certain corporations, including imposing a 15% minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. In addition, many countries in Europe, as well as a number of other countries and organizations (including the Organization for Economic Cooperation and Development and the European Commission), have proposed, recommended, or (in the case of countries) enacted or otherwise become subject to changes to existing tax laws or new tax laws that could significantly increase our tax obligations in the countries where we do business or require us to change the manner in which we operate our business.

If our information technology systems, or those used by our CROs, CMOs, clinical sites or other contractors or consultants upon which we rely, are or were compromised, become unavailable or suffer security breaches, loss or leakage of data or other disruptions, we could suffer material adverse consequences resulting from such compromise, including but not limited to, operational or service interruption, harm to our reputation, litigation, fines, penalties and liability, compromise of sensitive information related our business, and other adverse consequences.

In the ordinary course of our business, we, and the third parties upon which we rely, process confidential information, including intellectual property, proprietary business information and other sensitive data that is necessary to conduct our business and are increasingly dependent upon information technology systems, infrastructure and data to operate our business. As a result, we and the third parties upon which we rely face a variety of evolving threats which could cause information technology system failures, cyberattacks, and security incidents.

Our internal information technology systems and those of our CROs, CMOs, clinical sites and other contractors and consultants upon which we rely are vulnerable to cyberattacks, damage and interruption from computer viruses, bugs, worms, or other malicious codes, malware (e.g., ransomware, and including as a result of advanced persistent threat intrusions), and other attacks by computer hackers, cracking, application security attacks, social engineering (including through phishing attacks), supply chain attacks and vulnerabilities through our third-party service providers, denial or degradation-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct, theft or error, fraud, attack from sophisticated nation-state and nation-state-supported actors or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications and electrical failures, natural disasters, earthquakes, fires, floods, terrorism, war and other similar threats.

Such threats are prevalent and continue to rise in number globally, are increasingly sophisticated and difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, loss of data (including sensitive customer information), loss of income, significant extra expenses to restore data or systems, reputational loss and the diversion of funds. To alleviate the negative impact of a ransomware attack, it may be preferable to make extortion payments, but we may be unwilling or unable to do so (including, for example, if applicable laws or regulations prohibit such payments).

Some actors also now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors, for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties upon which we rely, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

Additionally, remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Furthermore, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Additionally, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

While we take steps to detect and remediate vulnerabilities, we may not be able to anticipate, implement adequate preventative measures against, or detect and remediate all vulnerabilities because the threats and techniques used to obtain unauthorized access to, or to sabotage or exploit systems, and system vulnerabilities change frequently, are often sophisticated in nature and often are not recognized until launched against a target. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred or may remain undetected for an extended period. Even if identified, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities or we may be unable to adequately investigate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

We rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, encryption and authentication technology, employee email and other functions. We also rely on third-party service providers to assist with our clinical trials, provide other products or services or otherwise to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems (including our services) or the third-party information technology systems that support us and our services.

We, and the third parties upon which we rely, are from time to time subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach to date, if such an event were to occur it could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our confidential information including proprietary information and other sensitive data, or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our services including clinical trials and fulfill contractual demands, and could cause management distraction and the obligation to devote significant financial and other resources to mitigate such problems.

The costs related to significant security breaches or disruptions could be material and cause us to incur significant expenses which may increase our future information security costs, including through organizational changes, deploying additional personnel, reinforcing administrative, physical and technical safeguards, further training of employees, changing third-party vendor control practices and engaging third-party subject matter experts and consultants and reduce the demand for our technology and services. If the information technology systems of our CROs, CMOs, clinical sites and other contractors and consultants become subject to disruptions or security incidents, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

If any such incidents were to occur and cause interruptions in our operations, it could result in a disruption of our business and development programs. For example, the loss of clinical trial data from completed or ongoing clinical trials for a product candidate could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data, or may limit our ability to effectively execute a product recall, if required in the future. To the extent that any disruption or security incident were to result in the loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of any product candidates could be delayed. Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. Any such event could also result in legal claims or proceedings, liability under laws that protect the privacy and security of personal or other confidential information and significant regulatory investigations, proceedings and penalties, and damage to our reputation and a loss of confidence in our security measures and our ability to conduct clinical trials, which could delay the clinical development of our product candidates. Further, our insurance coverage may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

Our operations are concentrated in one location, and we or the third parties upon whom we depend may be adversely affected by a wildfire and earthquake or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our current operations are predominantly located in California. Any unplanned event, such as flood, wildfire, explosion, earthquake, extreme weather condition, medical epidemic including the COVID-19 pandemic, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Any similar impacts of natural or manmade disasters on our third-party CMOs and CROs located globally, could cause delays in our clinical trials and may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial and operating conditions. If a natural disaster, power outage or other event occurred that prevented us from using our clinical sites, impacted clinical supply or the conduct of our clinical trials, that damaged critical infrastructure, such as the manufacturing facilities of our third-party CMOs, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we and our CMOs and CROs have in place may prove inadequate in the event of a serious disaster or similar event. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our CMOs, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our development programs may be harmed. Any business interruption could adversely affect our business, financial condition, results of operations and prospects.

Our projections regarding the market opportunities for our product candidates may not be accurate, and the actual market for our products may be smaller than we estimate.

The precise incidence and prevalence for all the conditions we aim to address with our product candidates are unknown. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including sales of our competitors, our own market insights, internal market intelligence and internally generated data and assumptions, scientific literature, surveys of clinics, patient foundations or market research. We have not independently verified any third-party information and there can be no assurance as to its accuracy or completeness. Market opportunity estimates, whether obtained or derived from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Further, new clinical trials may change the estimated incidence or prevalence of these diseases. The total addressable market across all of our product candidates will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each of our product candidates approved for sale for these indications, the ability of our product candidates to improve on the safety, convenience, cost and efficacy of competing therapies or therapies in development, acceptance by the medical community and patients, drug pricing and reimbursement. The number of patients in the United States and other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our product candidates or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our business, financial condition, results of operations and prospects. Further, even if we obtain significant market share for our product candidates, because some of our potential target populations are very small, we may never achieve profitability despite obtaining such significant market share.

Our business has been and could be adversely affected by the effects of health pandemics or epidemics, including the COVID-19 pandemic, which could cause significant disruptions in our operations and those of our CMOs, CROs and other third parties upon whom we rely.

Health pandemics or epidemics, including the COVID-19 pandemic, have in the past and could again in the future result in quarantines, stay-at-home orders, remote work policies or other similar events that may disrupt businesses, delay our research and development programs and timelines, negatively impact productivity and increase risks associated with cybersecurity, the future magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations. More specifically, these types of events may negatively impact personnel at third-party manufacturing facilities or the availability or cost of materials, which could disrupt our supply chain. Moreover, our clinical trials may be negatively affected. Clinical site initiation and patient enrollment may be delayed due to prioritization of hospital resources. Some patients may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Our ability to recruit and retain patients, principal investigators and site staff (who as healthcare providers may have heightened exposure) may be hindered, which would adversely affect our clinical trial operations. Disruptions or restrictions on our ability to travel to monitor data from our clinical trials, or to conduct clinical trials, or the ability of patients enrolled in our clinical trials or staff at clinical trial sites to travel, as well as temporary closures of our clinical trial partners and CMOs’ facilities, would negatively impact our clinical trial activities. In addition, we rely on independent clinical investigators, CROs and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our preclinical studies and clinical trials, including the collection of data from our clinical trials, and the effects of health pandemics or epidemics, including the COVID-19 pandemic, may affect their ability to devote sufficient time and resources to our programs or to travel to sites to perform work for us. Similarly, our clinical trials could be delayed and/or disrupted. As a result, the expected timeline for data readouts, including incompleteness in data collection and analysis and other related activities, and certain regulatory filings may be negatively impacted, which would adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and adversely affect our business, financial condition, results of operations and prospects. For example, as a result of the COVID-19 pandemic, we were unable to recruit further into one of our CT-868 clinical trials in Australia and as a consequence, part 3 of such clinical trial was terminated, redesigned and successfully executed in Mexico. The COVID-19 pandemic also dramatically impacted supply chain, availability of syringes, needles, plastic, back stoppers, drug substance manufacturing, and packaging, among other things, all of which had a significant impact on the conduct of our clinical trials. In addition, impact of such pandemics on the operations of the FDA or other regulatory authorities could negatively affect our planned clinical trials and approval processes. Finally, economic conditions and business activity may be negatively impacted and may not recover as quickly as anticipated.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, prevent new or modified products from being developed, review, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s or foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s or foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or modifications to approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

In addition, during the COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has resumed standard inspection operations of domestic facilities where feasible, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates, and any resurgence of COVID-19 or emergence of new variants may lead to further inspectional delays. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Our cash and cash equivalents may be exposed to failure of our banking institutions.

We seek to minimize our exposure to third-party losses of our cash and cash equivalents by holding our balances in a number of large financial institutions. Notwithstanding, those institutions are subject to risk of failure. For example, on March 10, 2023, Silicon Valley Bank (SVB) was unable to continue their operations and the Federal Deposit Insurance Corporation was appointed as receiver for SVB and created the National Bank of Santa Clara to hold the deposits of SVB after SVB was unable to continue their operations. Events at SVB did have a material impact on our cash and cash equivalents balance, expected results of operations or financial performance for the foreseeable future. However, if further failures in financial institutions occur where we hold deposits, any resulting loss or limitation on our cash and cash equivalents would adversely affect our business.

Public opinion and scrutiny of metabolic disease treatments, particularly with respect to obesity and related comorbidities, may impact public perception of our company and product candidates, or may adversely affect our ability to conduct our business and our business plans.

Public perception may be influenced by claims, such as claims that our product candidates are unsafe, unethical or immoral and, consequently, our approach may not gain the acceptance of the public or the medical community. Negative public reaction to metabolic disease treatments, particularly with respect to obesity and related comorbidities in general could result in greater government regulation and stricter labeling requirements of products to treat metabolic diseases, including our product candidates, if approved, and could cause a decrease in the demand for any product candidates we may develop. For example, common severe AEs observed with GLP-1 and incretin class therapies include, but are not limited to, pancreatitis, cholecystitis, thyroid abnormalities, acute kidney injury and retinopathy. Such side effects generally associated with GLP-1 receptor or GLP-1 receptor/GIP receptor targeting treatments may negatively impact public perception of us or CT-388, CT-996 or CT-868. Adverse public attitudes may also adversely impact our ability to enroll clinical trials. Moreover, our success will depend upon physicians specializing in the treatment of those diseases that our product candidates target prescribing, and their patients being willing to receive, treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments they are already familiar with and for which greater clinical data may be available. AEs in our clinical trials, even if not ultimately attributable to our product candidates, and the resulting publicity could result in withdrawal of clinical trial participants, increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates. More restrictive government regulations or negative public opinion could have an adverse effect on our business, financial condition, results of operations and prospects, and may delay or impair the development and, if approved, commercialization of our product candidates or demand for any products we may develop.

We have identified material weaknesses in our internal control over financial reporting. If we fail to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

As of December 31, 2021 and 2022, we had limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the preparation of our financial statements for the years ended December 31, 2021 and 2022, material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

These material weaknesses are related to the fact that we lacked a sufficient number of qualified resources, and as a result, independent reviews of journal entries were not performed prior to posting resulting in a risk that inaccurate or inappropriate adjustments could go undetected or not be detected on a timely basis. In addition, during the preparation of our 2021 consolidated financial statements, a material weakness was identified relating to the review of the accounting model applied to the retained right to future revenue sharing payments (financial royalty asset) from Sotorasib Royalty Holding, LLC (SRH LLC) resulting in a material error in the financial statements, which was corrected in connection with the annual audit of those consolidated financial statements. Furthermore, during the preparation of our 2022 consolidated financial statements, a material weakness was identified relating to us not appropriately responding to the change in financial reporting requirements such that all appropriate accounting entries were made related to the financial royalty asset. This resulted in a significant error in our 2021 consolidated financial statements that was subsequently corrected in connection with the annual audit of the 2022 consolidated financial statements. These material weaknesses could result in a misstatement of our accounts or disclosures in our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.

These material weaknesses have not been remediated as of the date of this prospectus. To remediate the material weaknesses, we continue to hire finance and accounting personnel as well improve our financial controls and accounting systems. We hired our chief financial officer, our director of finance and controller and our director of financial planning and analysis during 2023. We also implemented Netsuite on July 1, 2023 to improve our financial reporting and purchasing controls and processes. We continue using services of a third-party firm to assist in the design and implementation of controls. We intend to continue to take further steps to remediate these material weaknesses through formalizing documentation of policies and procedures and further evolving the accounting processes. The material weaknesses will not be considered remediated until management completes the design and implementation of the measures described above and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. Although we currently expect to remediate these material weaknesses by December 31, 2023, we cannot assure you that we will be able to successfully do so on this timeline.

The measures we have taken to date, and those that we are continuing to design and implement, may not be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct these material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

If we fail to remediate our existing material weaknesses or identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to conclude that our internal control over financial reporting is effective when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result, we could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Failure to establish and maintain effective internal control over financial reporting could adversely affect our business and if investors lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be negatively affected.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. Although we will be required to disclose changes made in our internal control over financial reporting on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting until our second annual report on Form 10-K. However, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm would need to issue a report that is adverse in the event that there are material weaknesses in our internal control over financial reporting.

As a private company, we do not currently have any internal audit function. To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Additionally, in connection with the preparation of our financial statements for the year ended December 31, 2021 and 2022, material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting. If we are unable to remediate these material weaknesses, or we identify more material weaknesses that we are not able to timely remediate to meet the applicable compliance deadline for the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate, and we could face restricted access to capital markets.

Risks related to intellectual property

If we are unable to obtain and maintain sufficient intellectual property protection for our product candidates and any future product candidates we may develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize products similar or identical to ours, and our ability to successfully develop and commercialize our product candidates may be adversely affected.

We rely upon a combination of patents, know-how and confidentiality agreements to protect the intellectual property related to our product candidates and technologies and to prevent third parties from copying and surpassing our achievements, thus eroding our competitive position in our market.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries for our product candidates and their uses, as well as our ability to operate without infringing, misappropriating or otherwise violating the proprietary rights of others. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our product candidates and novel discoveries that are important to our business. Our pending and future patent applications may not result in patents being issued. We cannot assure you that issued patents will afford sufficient protection of our product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or effectively prevent others from commercializing competitive products or product candidates.

Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications or maintain and/or enforce patents that may issue based on our patent applications, at a reasonable cost or in a timely manner. We may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in disclosures in the public domain. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Consequently, we may not be able to prevent any third parties from using any of our technology that is in the public domain to compete with our product candidates.

Composition of matter patents for biotechnology and pharmaceutical product candidates often provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. However, we cannot be certain that the claims in our pending patent applications directed to the composition of matter of our product candidates will be considered patentable by the United States Patent and Trademark Office (USPTO) or by patent offices in foreign jurisdictions, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign jurisdictions. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product candidates for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, clinicians may prescribe these products “off-label.”

Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, which have increased uncertainties as to the ability to enforce patent rights in the future. As a result, the issuance, scope, validity, enforceability and commercial value of any patent rights are highly uncertain. Our pending and future owned or in-licensed patent applications may not result in patents being issued which protect our product candidates, effectively prevent others from commercializing our product candidates or otherwise provide any competitive advantage. In fact, patent applications may not issue as patents at all. The coverage claimed in a patent application can also be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential collaborators will be successful in protecting our product candidates by obtaining and defending patents. For example, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. If a third party can establish that we were not the first to make or the first to file for patent protection of such inventions, our patent applications may not issue as patents and even if issued, may be challenged and invalidated or rendered unenforceable. As a result, the issuance, inventorship, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our pending patent applications may be challenged in patent offices in the United States and abroad. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. For example, our pending patent applications may be subject to third-party pre-issuance submissions of prior art to the USPTO, or our issued patents may be subject to post-grant review (PGR) proceedings, oppositions, derivations, reexaminations, interferences, inter partes review (IPR) proceedings or other similar proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on one or more of our pending patent applications. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical product candidates, or limit the duration of the patent protection of our product candidates. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Any of the foregoing could adversely affect our business, financial condition, results of operations and prospects.

A third party may also claim that our patent rights are invalid or unenforceable in a litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An adverse result in any legal proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly and could allow third parties to commercialize our products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize our technology, products or product candidates without infringing third-party patent rights.

In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such candidates are commercialized. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any failure to obtain or maintain patent protection with respect to our product candidates or their uses could adversely affect our business, financial condition, results of operations and prospects.

We cannot ensure that patent rights relating to inventions described and claimed in our or any future licensors pending patent applications will issue or that patents based on our or any future licensors patent applications will not be challenged and rendered invalid and/or unenforceable.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any potential future licensors or collaborators will be successful in protecting our product candidates by obtaining and defending patents. We have several pending United States and foreign patent applications in our portfolio. We cannot predict:

•	if and when patents may issue based on our patent applications;

•	the scope of protection of any patent issuing based on our patent applications;

•	whether the claims of any patent issuing based on our patent applications will provide protection against competitors;

•	whether or not third parties will find ways to invalidate or circumvent our patent rights;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications;

•	whether we will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose; and

•	whether the patent applications that we own will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries.

We cannot be certain that the claims in our or any future licensors’ pending patent applications directed to our product candidates will be considered patentable by the USPTO or by patent offices in foreign countries. There can be no assurance that any such patent applications will issue as granted patents. One aspect of the determination of patentability of our or any future licensors’ inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our or any future licensors’ patent claims or, if issued, affect the validity or enforceability of a patent claim. Even if the patents do issue based on our or any future licensors’ patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our or any future licensors’ portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop and threaten our ability to commercialize our product candidates. In the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our issued patents will be considered valid by courts in the United States or foreign countries.

We may not be able to protect our intellectual property rights throughout the world.

Patents are of national or regional effect, and although we currently have issued patents and pending applications in the United States, filing, prosecuting and defending patents on all of our research programs and product candidates in all countries throughout the world would be prohibitively expensive, and our or any future licensors’ intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our or any future licensors’ inventions in all countries outside the United States, even in jurisdictions where we or any future licensors do pursue patent protection, or from selling or importing products made using our or any future licensors’ inventions in and into the United States or other jurisdictions. Competitors may use our or any future licensors’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we or any future licensors have patent protection, but enforcement is not as strong as that in the United States. These competitor products may compete with our product candidates, and our or any future licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Various companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology and pharmaceutical products, which could make it difficult for us to stop the infringement of our or any future licensors’ patents or marketing of competing products in violation of our proprietary rights.

Certain countries outside the United States have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. As a result, a patent owner may have limited remedies in certain circumstances, which could materially diminish the value of such patent. If we or any future licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Certain jurisdictions outside the United States also have laws that may impact a patent owner’s right to claim priority or require a patent applicant to obtain a foreign filing license or first file patent applications in a foreign jurisdiction to the extent that foreign nationals are involved in the development of the claimed subject matter of the resulting patent. Our pending and future patent applications may not result in patents being issued that comply with the law of each foreign jurisdiction. Pending applications and issued patents may be challenged in various jurisdictions for failure to comply with local foreign laws, which could result in the rejection of pending applications or invalidation of issued patents.

Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. As such, we do not know the degree of future protection that we will have on our product candidates. While we will endeavor to try to protect our product candidates with intellectual property rights, such as patents, as appropriate, the process of obtaining patents is time consuming, expensive and unpredictable.

In addition, geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. For example, the United States and foreign government actions related to Russia’s conflict in Ukraine may limit or prevent filing, prosecution, and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on our business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the United States without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•

others may be able to make product candidates that are similar to ours but that are not covered by the patents and pending patent applications that we own or any patents or patent applications that we may in-license in the future;

•	we or any future licensors or collaborators might not have been the first to make the inventions covered by the pending patent application that we own or may in-license in the future;

•	we or any future licensors or collaborators might not have been the first to file patent applications covering certain of our or their inventions;

•

others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing or otherwise violating our intellectual property rights or any patent applications that we may license in the future;

•

it is possible that noncompliance with the USPTO and foreign governmental patent agencies requirement for a number of procedural, documentary, fee payment and other provisions during the patent process can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	it is possible that our pending patent applications or those that we may own or license in the future will not lead to issued patents;

•

issued patents, if any arise in the future, that we either own or that we may license in the future may be revoked, modified, or held invalid or unenforceable, as a result of legal challenges by our competitors;

•	others may have access to the same intellectual property rights licensed to us in the future on a non-exclusive basis;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•

we cannot predict the scope of protection of any patent issuing based on our or any future licensors’ patent applications, including whether the patent applications that we own, or, in the future, in-license will result in issued patents with claims directed to our product candidates or uses thereof in the United States or in other foreign countries;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates;

•	the claims of any patent issuing based on our patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;

•	if enforced, a court may not hold that our patents including those that issue in the future, are valid, enforceable and infringed;

•	we may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;

•	we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property;

•	we may fail to adequately protect and police our trademarks and trade secrets; and

•

the patents of others may have an adverse effect on our business, including if others obtain patents claiming subject matter similar to or improving that subject matter that is covered by our patent applications.

Should any of these or similar events occur, they could significantly harm our business, financial condition, results of operations and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our product candidates.

As the biotechnology and pharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. There can be no assurance that our operations do not, or will not in the future, infringe, misappropriate or otherwise violate existing or future third-party patents or other intellectual property rights. Identification of third-party patent rights that may be relevant to our operations is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

Numerous U.S. and foreign patents and pending patent applications exist in our market that are owned by third parties. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our product candidates.

We do not always conduct independent reviews of pending patent applications and patents issued to third parties. Patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the United States can remain confidential until patents issue. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates or the use of our product candidates. As such, there may be applications of others now pending or recently revived patents of which we are unaware. These patent applications may later result in issued patents, or the revival of previously abandoned patents, that may be infringed by the manufacture, use or sale of our product candidates or will prevent, limit or otherwise interfere with our ability to make, use or sell our product candidates.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, we may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our product candidates.

We cannot provide any assurances that third-party patents and other intellectual property rights do not exist which might be enforced against our current technology, including our research programs, product candidates, their respective methods of use, manufacture and formulations thereof, and could result in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

We may be involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors or other third parties may infringe our patents or trademarks or misappropriate or violate our other intellectual property rights. To counter infringement, misappropriation or unauthorized use, we or any future licensors may be required to file infringement or misappropriation claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Our or any future licensors’ pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents or any future licensors’ patents are invalid or unenforceable, or both. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, insufficient written description, obviousness-type double patenting, or failure to claim patent-eligible subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours or any future licensors is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our or any future licensors’ patent claims do not cover the invention, or decide that the other party’s use of our or any future licensors’ patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). An adverse outcome in a litigation or proceeding involving our or any future licensors’ patents could limit our ability to assert our or any future licensors’ patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive position, and our business, financial condition, results of operations and prospects. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of shares of our common stock. Moreover, we cannot assure you that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Because our development programs may in the future require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license, or use these third-party proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates on commercially reasonable terms or at all. Even if we are able to in-license any such necessary intellectual property, it could be on nonexclusive terms, thereby giving our competitors and other third parties access to the same intellectual property licensed to us, and it could require us to make substantial licensing and royalty payments. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have obtained, we may have to abandon development of the relevant program or product candidate, which could adversely affect our business, financial condition, results of operations and prospects.

While we would expect to seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product candidates, there may be times when the filing and prosecution activities for patents and patent applications relating to our product candidates are controlled by future licensors or collaboration partners. If any future licensors or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of any future licensors or licensees and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

We have entered into and may in the future enter into license agreements in the future with others to advance our existing or future research or allow commercialization of our existing or future product candidates. These licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and product candidates in the future. In that event, we may be required to expend significant time and resources to redesign our product candidates, or the methods for manufacturing them, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business, financial condition, results of operations, and prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current manufacturing methods, product candidates, or future methods or product candidates resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

We expect to enter into collaborations or strategic partnerships in the future, and we may not realize the benefits of such collaborations or strategic partnerships.

Any current or future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of any collaborators. Collaborations are subject to numerous risks, which may include that:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

•

collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities, or the lingering impacts of the COVID-19 pandemic;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

•

a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and a collaborator that causes the delay or termination of the research, development or commercialization of our future product candidates or that results in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable future product candidates;

•

collaborators may own or co-own intellectual property covering our product candidates that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

If we fail to comply with our obligations in agreements under which we in-license or acquire development or commercialization rights to product candidates, or data from third parties, we could lose such rights that are important to our business.

We may in the future in-license or otherwise acquire development or commercialization rights to product candidates or data from third parties, and any future licensors may rely upon third-party companies, consultants or collaborators, or on funds from third parties such that licensors are not the sole and exclusive owners of the patents we in-license. If any future licensors, fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize future product candidates that may be subject of such licensed rights could be adversely affected. In spite of our efforts, any future licensors might conclude that we are in material breach of obligations under our license agreements and may therefore have the right to terminate the license agreements, thereby removing our ability to develop and commercialize product candidates and technology covered by such license agreements. If such in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, our competitors will have the freedom to seek regulatory approval of, and to market, products identical to our product candidates and the licensors to such in-licenses could prevent us from developing or commercializing product candidates that rely upon the patents or other intellectual property rights which were the subject matter of such terminated agreements. Any of these events could adversely affect our business, financial condition, results of operations, and prospects.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	our financial or other obligations under the license agreement;

•	the extent to which our processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those obligations;

•	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by any future licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, any future license agreements are likely to be, complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could adversely affect our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we may license in the future prevent or impair our ability to maintain future licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could adversely affect our business, financial condition, results of operations, and prospects.

Any license agreements we enter into in the future, may be subject to certain rights retained by third parties.

Any future licensors may retain certain rights under the relevant agreements with us, including the right to use the underlying product candidates for academic and research use, to publish general scientific findings from research related to the product candidates, to make customary scientific and scholarly disclosures of information relating to the product candidates, or to develop or commercialize the licensed product candidates in certain regions.

In addition, the U.S. federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act (Bayh-Dole Act). The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. We may at times choose to collaborate with academic institutions to accelerate our preclinical research or development. While we do not currently engage, and it is our policy to avoid engaging, university partners in projects in which there is a risk that federal funds may be commingled, we cannot be sure that any co-developed intellectual property will be free from government rights pursuant to the Bayh-Dole Act. Although none of our licenses to date are subject to march-in rights, if, in the future, we co-own or license in technology which is critical to our business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining, defending, maintaining and enforcing patents in the biotechnology and pharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, and may diminish our ability to protect our inventions, obtain, maintain, enforce and protect our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our future owned and licensed patents. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (Leahy-Smith Act), signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our future issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings.

Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our or any future licensors’ patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or any future licensors’ patent applications and the enforcement or defense of our or any future licensors’ future issued patents, all of which could adversely affect our business, financial condition, results of operations and prospects.

After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before we file an application covering the same invention, could therefore be awarded a patent covering an invention of ours or any future licensors even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or any future licensors were the first to either (i) file any patent application related to our product candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our or any future licensors’ patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our future issued patents, all of which could adversely affect our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biotechnology and pharmaceutical products are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our or any future licensors’ ability to obtain new patents and patents that we or any future licensors might obtain in the future. We cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse change in the patent laws of other jurisdictions could also adversely affect our business, financial condition, results of operations and prospects.

In 2012, the European Union Patent Package (EU Patent Package) regulations were passed with the goal of providing a single pan-European Unitary Patent and a new European Unified Patent Court (UPC) for litigation involving European patents. The EU Patent Package was implemented on June 1, 2023. As a result, all European patents, including those issued prior to ratification of the EU Patent Package, now by default automatically fall under the jurisdiction of the UPC. It is uncertain how the UPC will impact granted European patents in the biotechnology and pharmaceutical industries. Our European patent applications, if issued, could be challenged in the UPC. During the first seven years of the UPC’s existence, the UPC legislation allows a patent owner to opt its European patents out of the jurisdiction of the UPC. We may decide to opt out our future European patents from the UPC, but doing so may preclude us from realizing the benefits of the UPC. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our future European patents could remain under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain pan-European injunction. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize our technology and product candidates and, resultantly, on our business, financial condition, prospects and results of operations.

We may become subject to claims challenging the inventorship or ownership of our or any future licensors’ patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our or any future licensors’ patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could adversely affect our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Any future licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that these licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could adversely affect our competitive position, business, financial condition, results of operations, and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could adversely affect our business, financial condition, results of operations, and prospects.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated as a result of noncompliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our patents and patent applications. We rely on our outside counsel to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could adversely affect our business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on products or product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products or product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of products or new product candidates, patents protecting such products or candidates might expire before or shortly after such products or candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient and continuing rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension for our product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of our product candidates, one or more of our issued United States patents or issued United States patents that we may own in the future may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (Hatch-Waxman Amendments). The Hatch-Waxman Amendments permit a patent extension term (PTE) of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign jurisdictions, such as in Europe under Supplemental Protection Certificate (SPC). However, we may not be granted any extensions for which we apply because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension, or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or which we elect not to patent, processes for which patents are difficult to enforce and any other elements of our discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. We may also rely on trade secret protection as temporary protection for concepts that may be included in a future patent filing. However, trade secret protection will not protect us from innovations that a competitor develops independently of our proprietary know-how. If a competitor independently develops a technology that we protect as a trade secret and files a patent application on that technology, then we may not be able to patent that technology in the future, may require a license from the competitor to use our own know-how, and if the license is not available on commercially viable terms, then we may not be able to launch our product candidate. Additionally, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. The laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws within the United States. We may need to share our trade secrets and proprietary know-how with current or future partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Monitoring unauthorized disclosure and detection of unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. These lawsuits may consume our time and other resources even if we are successful. For example, significant elements of our products, including confidential aspects of sample preparation, methods of manufacturing, cell culturing conditions, computational-biological algorithms, and related processes and software, are based on unpatented trade secrets. Although we require all of our employees to assign their inventions to us, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets. If our trade secrets are not adequately protected, our business, financial condition, results of operations and prospects could be adversely affected.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Certain of our employees, consultants or advisors have in the past and may in the future be employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. An inability to incorporate such technologies or features would harm our business and may prevent us from successfully commercializing our technologies or product candidates. In addition, we may lose personnel as a result of such claims and any such litigation, or the threat thereof, may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our technologies, or product candidates, which could adversely affect our business, financial condition, results of operations and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, we may in the future be subject to claims by former employees, consultants or other third parties asserting an ownership right in our patents or patent applications. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology and therapeutics, without payment to us, or could limit the duration of the patent protection covering our technologies and product candidates. Such challenges may also result in our inability to develop, manufacture or commercialize our technologies and product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future technologies and product candidates. Any of the foregoing could adversely affect our business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our future registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we are given an opportunity to respond to such rejections, we may be unable to overcome them. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA or an equivalent administrative body in a foreign jurisdiction objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain name or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Risks related to government regulation

The regulatory approval process is highly uncertain, and we may be unable to obtain, or may be delayed in obtaining, U.S. or foreign regulatory approval and, as a result, unable to commercialize CT-388, CT-996, CT-868, or any current or future product candidates. Even if we believe our current, or planned clinical trials are successful, regulatory authorities may not agree that they provide adequate data on safety or efficacy.

Our lead product candidates, CT-388, CT-996, and CT-868, and any other current or future product candidates we develop are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, post-approval monitoring, marketing and distribution of products. Rigorous preclinical studies and clinical trials and an extensive regulatory approval process are required to be completed successfully in the United States and in many foreign jurisdictions before a new product can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that none of our product candidates will obtain the regulatory approvals necessary for us to begin selling them.

Although our management team has significant experience, as a company, we have no prior experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. The time required to obtain FDA and other approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when regulating us require judgment and can change, which makes it difficult to predict with certainty their application. Any analysis we perform of data from preclinical studies and clinical trials is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is impossible to predict whether additional legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or the impact of such changes, if any. Any elongation or de-prioritization of preclinical studies or clinical trials or delay in regulatory review resulting from such disruptions could adversely affect the development and study of CT-388, CT-996, CT-868 or other current or future product candidates.

Further, the FDA and its foreign counterparts may respond to any NDA that we may file by defining requirements that we do not anticipate. Such responses could delay clinical development of CT-388, CT-996, CT-868 or any other current or future product candidates.

Any delay or failure in obtaining required approvals could adversely affect our ability to generate revenue from the particular product candidate for which we are seeking approval. Furthermore, any regulatory approval to market a product may be subject to limitations on the approved uses for which we may market the product or on the labeling or other restrictions.

We are also subject to or may in the future become subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and may include all of the risks associated with the FDA approval process described above, as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. FDA approval does not ensure approval by regulatory authorities outside the United States and vice versa. Any delay or failure to obtain U.S. or foreign regulatory approval for a product candidate could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Even if we receive regulatory approval for our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal. The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. We may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any regulatory approvals that we or our future collaborators obtain for our product candidates may also be subject to limitations on the approved indicated uses for which a product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product candidate.

In addition, if the FDA, TGA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, post-approval monitoring and AE reporting, storage, import, export, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The FDA has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. The FDA also has the authority to require a REMS plan after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. The manufacturing facilities we use to make a future product, if any, will also be subject to periodic review and inspection by the FDA and other regulatory agencies, including for continued compliance with cGMPs requirements. The discovery of any new or previously unknown problems with our third-party manufacturers, manufacturing processes or facilities may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market. As we expect to rely on third-party manufacturers, we will not have control over compliance with applicable rules and regulations by such manufacturers. Any product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review.

The FDA strictly regulates marketing, labeling, advertising and promotion of prescription drugs. These regulations include standards and restrictions for direct-to-consumer advertising, industry-sponsored scientific and educational activities, promotional activities involving the internet and off-label promotion. Any regulatory approval that the FDA grants is limited to those specific diseases and indications for which a product is deemed to be safe and effective by FDA. Although clinicians may prescribe products for off-label uses as the FDA and other regulatory agencies do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment, our ability to promote any products will be narrowly limited to those indications that are specifically approved by the FDA. In addition, as we do not intend to conduct head-to-head comparative clinical trials for our product candidates, we will be unable to make comparative claims regarding any other products in the promotional materials for our product candidates.

If we promote our approved products in a manner inconsistent with FDA-approved labeling or otherwise not in compliance with FDA regulations, we may be subject to significant liability and enforcement action. If we or our collaborators, manufacturers or service providers fail to comply with applicable continuing regulatory requirements in the United States or foreign jurisdictions in which we seek to market our product candidates, we or they may be subject to, among other things, fines, warning or untitled letters, holds on clinical trials, delay of approval or refusal by the FDA or comparable foreign regulatory bodies to approve pending applications or supplements to approved applications, suspension or withdrawal of regulatory approval, product recalls and seizures, administrative detention of products, refusal to permit the import or export of products, operating restrictions, injunction, civil penalties and criminal prosecution. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion any product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Subsequent discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, warning or untitled letters or holds on clinical trials;

•	refusal by the Medicines and Healthcare Products Regulatory Agency or the FDA to approve pending applications or supplements to approved applications filed by us or our strategic partners;

•	suspension or revocation of product license approvals;

•	product seizure or detention or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. Changes in FDA staffing could result in delays in the FDA’s responsiveness or in its ability to review submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all.

Recently enacted legislation, future legislation and other healthcare reform measures may increase the difficulty and cost for us to obtain marketing approval for and commercialize our product candidates and may affect the prices we may set.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the ACA) was enacted in the United States, which resulted in delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. In addition, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. For example, on August 16, 2022, President Biden signed the IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or congressional challenges in the future. Moreover, the American Taxpayer Relief Act of 2021, effective January 1, 2024, would eliminate the statutory cap on rebate amounts owed by drug manufacturers under the MDRP, which is currently capped at 100% of the Average Manufacturer Price (AMP) for a covered outpatient drug.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, the IRA, among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report within 90 days on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. In response to the executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, We expect that the ACA, the IRA, and any other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

Our operations and relationships with healthcare providers, healthcare organizations, customers and third-party payors will be subject to applicable anti-bribery, anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations, which could expose us to, among other things, enforcement actions, criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Our future arrangements with healthcare providers, healthcare organizations, third-party payors and customers will expose us to broadly applicable anti-bribery, fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products, if approved. Restrictions under applicable federal and state anti-bribery and healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal and state healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal criminal and civil false claims laws, including the federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions against individuals or entities, and the Federal Civil Monetary Penalties Laws, which prohibit, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Moreover, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

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Health Insurance Portability and Accountability Act (HIPAA), which imposes criminal and civil liability, prohibits, among other things, knowingly and willfully executing, or attempting to execute a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti- Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH) and their respective implementing regulations, which impose obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their business associates that perform certain services involving the storage, use or disclosure of individually identifiable health information for or on behalf of a covered entity and their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

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the federal legislation commonly referred to as the Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of covered drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program, with certain exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS) information on certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), teaching hospitals, and certain other health care providers (such as physician assistants and nurse practitioners), as well as ownership and investment interests held by physicians and their immediate family members;

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the U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, U.S. companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office, and foreign political parties or officials thereof;

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and

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certain state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to clinicians and other healthcare providers or marketing expenditures and drug pricing information, and state and local laws that require the registration of pharmaceutical sales representatives.

If we or our collaborators, manufacturers or service providers fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could affect our ability to develop, market and sell our product candidates successfully and could harm our reputation and lead to reduced acceptance of our products, if approved by the market.

Efforts to ensure that our current and future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that our business practices, including certain advisory agreements we have entered into with physicians who are paid, in part, in the form of stock or stock options, do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any such requirements, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations, or reputational harm, any of which could adversely affect our financial results. These risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenue, if any.

In some countries, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In addition, many countries outside the United States have limited government support programs that provide for reimbursement of drugs such as our product candidates, with an emphasis on private payors for access to commercial products. If reimbursement of our products, if approved is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, and policies related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process or processing) certain sensitive information, including proprietary and confidential business data, trade secrets, employee data, intellectual property, data we collect about clinical trial participants in connection with clinical trials, and other sensitive third-party data (collectively, sensitive data). The global data protection landscape is rapidly evolving and we are or may become subject to numerous data privacy and security obligations, such as various state, federal and foreign laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations governing the collection use, disclosure, retention, and security of personal information or otherwise relating to data privacy and security, including as relates to information that we may collect in connection with clinical trials in the U.S. and abroad.

Various federal, state, local and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws, rules or regulations, enact new laws, rules or regulations or issue revised rules or guidance regarding data privacy and security. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our business, results of operation, and financial condition.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, data privacy laws, and other similar laws. For example, HIPAA, as amended by HITECH (collectively HIPAA), imposes among other things, certain requirements relating to the privacy, security, transmission, and breach of individually identifiable health information. We may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA.

Certain states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, the California Consumer Privacy Act (CCPA) went into effect on January 1, 2020 and applies to the personal information of California consumers, business representatives, and employees, and increases the privacy and security obligations of entities handling certain personal information, including among other things, requiring businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights, including the right to opt out of certain disclosures of their information. The CCPA provides for civil penalties of up to $7,500 per violation as well as a private right of action with statutory damages for certain data breaches, thereby potentially increasing the likelihood of, and risks associated with, data breach litigation. Although the law includes limited exceptions, including for certain information collected as part of clinical trials, the CCPA may impact our processing of personal information and increases our compliance costs. Additionally, the California Privacy Rights Act of 2020 (CPRA) generally went into effect on January 1, 2023, and significantly expands the CCPA, such as granting additional rights to California residents, including the right to correct personal information and additional opt-out rights for certain uses and sensitive data, and imposes additional data protection obligations on covered businesses, including additional limitations on data uses and new audit requirements for higher risk data. The CPRA also established a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Other states, such as Virginia, Indiana, Oregon, Texas, Tennessee, Montana, Iowa, Delaware, Connecticut, Utah and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. While these state privacy laws, like the CCPA, also exempt some data processed in the context of clinical trials, these laws could have potentially conflicting requirements that further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition. In addition to government activity, privacy advocacy groups and technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. In addition to data privacy and security laws, we are also bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

Each of these laws, rules, regulations and contractual obligations relating to data privacy and security, and any other such changes or new laws, rules, regulations or contractual obligations could impose significant limitations, require changes to our business, or restrict our collection, use, storage or processing of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively or even prevent us from providing certain products in jurisdictions in which we currently operate and in which we may operate in the future or incur potential liability in an effort to comply with such legislation, which, in turn, could adversely affect our business, financial condition, results of operations and prospects. Complying with these numerous, complex and often changing regulations is expensive and difficult, and failure to comply with any data privacy or security laws, whether by us, one of our CROs, CMOs, partners or another third party, could adversely affect our business, financial condition, results of operations and prospects, including but not limited to: investigation costs; material fines and penalties; compensatory, special, punitive and statutory damages; litigation; consent orders regarding our privacy and security practices; requirements that we provide notices, credit monitoring services and/or credit restoration services or other relevant services to impacted individuals; adverse actions against our licenses to do business; reputational damage; and injunctive relief. In addition, new regulation or legislative actions regarding data privacy and security (together with applicable industry standards) may increase our costs of doing business. In this regard, we expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy and data protection in the United States, the EEA and other jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business.

Any actual or perceived failure by us or our third-party service providers to comply with any federal, state or foreign laws, rules, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy, data protection, data security or consumer protection could adversely affect our reputation, brand and business. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, rules and regulations or other legal obligations relating to privacy or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business. Any of these events could adversely affect our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including clinical trials); inability to process personal information or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

We cannot assure you that our CROs, CMOs or other third-party service providers with access to our or our suppliers’, manufacturers’, clinical trial participants’ and employees’ sensitive information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience data security incidents, which could have a corresponding effect on our business, including putting us in breach of our obligations under privacy laws and regulations and/or which could in turn adversely affect our business, financial condition, results of operations and prospects. We cannot assure you that our contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing of such information. Any of the foregoing could adversely affect our business, financial condition, results of operations and prospects.

We also publicly post our privacy policies and practices concerning our collection, use, disclosure and other processing of the personal information provided to us. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be perceived to have failed to do so. Our publication of our privacy policies and other statements we publish that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any actual or perceived failure by us to comply with federal, state or foreign laws, rules or regulations, industry standards, contractual or other legal obligations, or any actual, perceived or suspected cybersecurity incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal information or other data, may result in enforcement actions and prosecutions, private litigation, significant fines, penalties and censure, claims for damages by customers and other affected individuals, regulatory inquiries and investigations or adverse publicity and could cause our customers to lose trust in us, any of which could adversely affect our business, financial condition, results of operations and prospects.

The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

Risks related to our reliance on third parties

We may have conflicts with any licensors or collaborators that could delay or prevent the development or commercialization of our product candidates.

We have entered into and plan to enter into strategic partnerships in the future, and we may have conflicts with any potential licensors or collaborators, such as conflicts concerning the interpretation of preclinical or clinical data, the achievement of milestones, the interpretation of contractual obligations, payments for services, development obligations or the ownership of intellectual property developed during our collaboration. In particular, as we get closer to pivotal trials for CT-388 and CT-996, we intend to enter into strategic partnerships with third parties that bring late-stage clinical development expertise, as well as the commercialization expertise, infrastructure, and other resources needed to build the extensive commercial infrastructure necessary to successfully launch CT-388 and CT-996, if approved. If any conflicts arise with any of our collaborators, such collaborator may act in a manner that is adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating revenue: disputes regarding milestone payments or royalties; uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into future additional collaborations; unwillingness by such collaborator to cooperate in the development or manufacture of a product candidate, including providing us with data or materials; unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities; initiating of litigation or alternative dispute resolution options by either party to resolve the dispute; or attempts by either party to terminate the agreement.

We have relied and expect to continue to rely on third parties to conduct our preclinical studies and clinical trials. If those third parties do not perform as contractually required, fail to satisfy legal or regulatory requirements, miss expected deadlines or terminate the relationship, our development programs could be delayed, more costly or unsuccessful, and we may never be able to seek or obtain regulatory approval for or commercialize our product candidates.

We rely and intend to rely in the future on third-party clinical investigators, CROs, clinical data management organizations to conduct, supervise and monitor preclinical studies and clinical trials of our current or future product candidates. Because we currently rely and intend to continue to rely on these third parties, we will have less control over the timing, quality and other aspects of preclinical studies and clinical trials than we would have had we conducted them independently. These parties are not, and will not be, our employees and we will have limited control over the amount of time and resources that they dedicate to our programs. Additionally, such parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs.

We have no experience as a company in filing and supporting the applications necessary to gain marketing approvals. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each indication to establish the product candidate’s safety or efficacy for that indication. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities and clinical trial sites by, applicable regulatory authorities.

Large-scale clinical trials require significant financial and management resources, and reliance on third-party clinical investigators, CROs, partners or consultants. Relying on third-party clinical investigators or CROs may force us to encounter delays and challenges that are outside of our control. We may not be able to demonstrate sufficient comparability between products manufactured at different facilities to allow for inclusion of the clinical results from participants treated with products from these different facilities, in our product registrations. Further, our third-party clinical manufacturers may not be able to manufacture our product candidates or otherwise fulfill their obligations to us because of interruptions to their business, including the loss of their key staff or interruptions to their raw material supply.

Our reliance on these third parties for development activities will reduce our control over these activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable clinical trial protocol and legal, regulatory and scientific standards, and our reliance on the CROs, clinical trial sites, and other third parties does not relieve us of these responsibilities. For example, we will remain responsible for ensuring that each of our preclinical studies are conducted in accordance with good laboratory practices and clinical trials are conducted in accordance with GCPs. Moreover, the FDA and comparable foreign regulatory authorities require us to comply with GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Regulatory authorities enforce these requirements through periodic inspections (including pre-approval inspections once we filed an NDA with the FDA) of clinical trial sponsors, clinical investigators, clinical trial sites and certain third parties including CROs. If we, our CROs, clinical trial sites, or other third parties fail to comply with applicable GCPs or other regulatory requirements, we or they may be subject to enforcement or other legal actions, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCPs. Moreover, our business may be significantly impacted if our CROs, clinical investigators or other third parties violate federal or state healthcare fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

In the event we need to repeat, extend, delay or terminate our clinical trials because these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, our clinical trials may need to be repeated, extended, delayed or terminated and we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates, and we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates or we or they may be subject to regulatory enforcement actions. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed. To the extent we are unable to successfully identify and manage the performance of third-party service providers in the future, our business may be materially and adversely affected.

If any of our relationships with these third parties terminate, we may not be able to enter into alternative arrangements or do so on commercially reasonable terms. Switching or adding additional contractors involves additional cost and time and requires management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays could occur, which could compromise our ability to meet our desired development timelines. In addition, if an agreement with any of our collaborators terminates, our access to technology and intellectual property licensed to us by that collaborator may be restricted or terminate entirely, which may delay our continued development of our product candidates utilizing the collaborator’s technology or intellectual property or require us to stop development of those product candidates completely.

In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and/or a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of regulatory approval of one or more of our product candidates.

We rely on third-party manufacturers and suppliers to supply our product candidates. The loss of our third-party manufacturers or suppliers, or their failure to comply with applicable regulatory requirements or to supply sufficient quantities at acceptable quality levels or prices, within acceptable timeframes, or at all, would materially and adversely affect our business.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities for drug manufacturing, storage, distribution or quality testing. We currently rely, and expect to continue to rely, on third parties for the manufacture of active pharmaceutical ingredients (API), bulk drug substances, raw materials, samples, components and other materials for our product candidates for clinical testing, as well as for the manufacture of any products candidates that we commercialize, if approved. Reliance on third-party manufacturers may expose us to different risks than if we were to manufacture product candidates ourselves. There can be no assurance that our preclinical and clinical development product supplies will not be limited, interrupted, terminated or will be of satisfactory quality or be available at acceptable prices. In addition, any replacement of our manufacturer could require significant effort and time because there may be a limited number of qualified replacements.

We obtain our preclinical and clinical supplies from our manufacturers on a purchase order basis, and currently do not have long-term supply arrangements in place. The manufacturing process for our product candidates is subject to the FDA, TGA and foreign regulatory authority review. We, and our suppliers and manufacturers, must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as cGMPs. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA, TGA and foreign regulatory authorities. If our CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, TGA or comparable foreign regulatory authorities, we may not be able to rely on their facilities for the manufacture of elements of our product candidates. Moreover, we are dependent on our CMOs for manufacturing in compliance with current regulatory requirements. In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations in relation to quality, timing or otherwise, or if our projected manufacturing capacity or supply of materials becomes limited, interrupted, or more costly than anticipated, we may be forced to enter into an agreement with another third party, which we may not be able to do timely or on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such to another third party. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to enable us, or to have another third party, manufacture our product candidates. We will be required to verify that the new manufacturer maintains facilities and procedures that comply with applicable quality standards and regulations and guidelines; and we may be required to repeat some of the development program. If we are required to change manufacturers, the delays and costs associated with the verification of a new manufacturer, whether due to failure to comply with regulatory requirements, or quality, timing and supply issues, or other reason, could negatively affect our ability to develop product candidates in a timely manner or within budget.

We expect to continue to rely on third-party manufacturers if we receive regulatory approval for any product candidate. To the extent that we enter into future long-term manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. Any manufacturing facilities used to produce our product candidates will be subject to periodic review and inspection by the FDA and foreign regulatory authorities, including for continued compliance with cGMP requirements, quality control, quality assurance and corresponding maintenance of records and documents. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements, comply with cGMPs or maintain a compliance status acceptable to the FDA, TGA or foreign regulatory authorities could adversely affect our business in a number of ways, including:

•	an inability to initiate or continue preclinical studies or clinical trials of product candidates;

•	delay in submitting regulatory applications, or receiving regulatory approvals, for product candidates;

•	loss of the cooperation of current and future collaborators;

•	requirements to cease distribution or to recall batches of our product candidates;

•	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our products; and

•	subjecting third-party manufacturing facilities to additional inspections by regulatory authorities.

Additionally, our CMOs may experience difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our CMOs were to encounter any of these difficulties, our ability to provide our product candidates to participants in preclinical and clinical trials, or to provide product for treatment of participants once approved, would be jeopardized.

We depend on limited suppliers for certain raw materials used in our product candidates. If we are unable to source these supplies on a timely basis, or establish longer-term contracts with our CMOs, we will not be able to complete our clinical trials on time and the development of our product candidates may be delayed.

We have a limited operating history and cannot assure you that we will not experience disruptions in our supply chain in the future as a result of such reliance or otherwise. In addition, we do not currently have long-term supply contracts with our CMOs, and they are not obligated to supply drug products to us for any period, in any specified quantity or at any certain price beyond the delivery contemplated by the relevant purchase orders. As a result, our suppliers could stop selling to us at commercially reasonable prices, or at all. While we intend to enter into long-term master supply agreements with certain of our CMOs in the future as we advance our clinical trials or commercialization plans, we may not be successful in negotiating such agreements on favorable terms or at all. If we do enter into such long-term master supply agreements, or enter into such agreements on less favorable terms than we currently have with such manufacturers, we could be subject to binding long-term purchase obligations that may be harmful to our business, including in the event that we do not conduct our clinical trials on planned timelines or utilize the drug products that we are required to purchase. Moreover, even if we are able to establish agreements with CMOs, reliance on CMOs entails additional risks, including:

•	failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;
•	breach of the manufacturing agreement by the third party;
•	failure to manufacture our product candidates according to our specifications;
•	failure to manufacture our product according to our schedule or at all;
•	misappropriation of our proprietary information, including our trade secrets and know-how; and
•	termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval, and any related remedial measures may be costly or time consuming to implement. Any change in our relationships with our CMOs or changes to contractual terms of our agreements with them could adversely affect our business, financial condition, results of operations and prospects.

The operations of our suppliers, many of which are located outside of the United States, are subject to additional risks that are beyond our control and that could harm our business, financial condition, results of operations and prospects.

Currently, many of our suppliers are located outside of the United States. As a result of our global suppliers, we are subject to risks associated with doing business abroad, including:

•	political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

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the imposition of new laws and regulations, including those relating to labor conditions, quality, and safety standards, imports, duties, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds, particularly new or increased tariffs imposed on imports from countries where our suppliers operate;

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greater challenges and increased costs with enforcing and periodically auditing or reviewing our suppliers’ and manufacturers’ compliance with cGMPs or status acceptable to the FDA, TGA or comparable foreign regulatory authorities;

•	reduced protection for intellectual property rights, including trademark protection, in some countries, particularly China;

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disruptions in operations due to global, regional, or local public health crises or other emergencies or natural disasters, including, for example, disruptions due to COVID-19 given the emergence of new variants and disparities in availability of vaccines in different parts of the world;

•	disruptions or delays in shipments; and

•	changes in local economic conditions in countries where our manufacturers or suppliers are located.

These and other factors beyond our control could interrupt our suppliers’ production, influence the ability of our suppliers to export our clinical supplies cost-effectively or at all, and inhibit our suppliers’ ability to procure certain materials, any of which could harm our business, financial condition, results of operations and prospects.

The manufacturing of our product candidates is complex, and our third-party manufacturers may encounter difficulties in production. If our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials, our ability to obtain marketing approval, or provide supply of our products for participants, if approved, could be delayed or halted.

Our product candidates are biopharmaceuticals, and the process of manufacturing biopharmaceuticals is complex, time-consuming, highly regulated and subject to multiple risks. Our CMOs must comply with legal requirements, cGMPs and guidelines for the manufacturing of biopharmaceuticals used in clinical trials and, if approved, marketed products. Our CMOs may have limited experience in the manufacturing of cGMP batches of our products.

Manufacturing biopharmaceuticals is highly susceptible to drug product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. If any such drug product loss occurs, the impact to our business could be compounded by the long lead times needed to procure additional drug product due to plant capacity limitations, or other restrictions, at our CMOs. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered at our third-party manufacturers’ facilities, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely affect our business. Moreover, if the FDA, TGA or any other comparable regulatory authority determines that our third-party manufacturers’ facilities are not in compliance with applicable laws and regulations, including those governing cGMPs, they may deny any NDA we file until the deficiencies are corrected or we replace the manufacturer in our NDA with a manufacturer that is able to ensure safety, purity and potency of the product being manufactured.

In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with cGMPs, lot consistency and timely availability of raw materials. Even if we obtain regulatory approval for our product candidates, there is no assurance that manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA, TGA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If our manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and prospects.

Scaling up a biopharmaceutical manufacturing process is a difficult and uncertain task. If our third-party manufacturers are unable, or decide not, to adequately validate or scale-up the manufacturing process at our current manufacturers’ facilities, we will need to transfer to another manufacturer and complete the manufacturing validation process, which can be lengthy. If we are able to adequately validate and scale-up the manufacturing process for our product candidates with a CMOs, we will in most cases still need to negotiate with such CMOs an agreement for commercial supply and it is not certain we will be able to come to agreement on terms acceptable to us.

We cannot assure you that any stability or other issues relating to the manufacture of any of our current or future product candidates or products will not occur in the future. If our third-party manufacturers were to encounter any of these difficulties, our ability to provide any product candidates to participants in clinical trials and products to participants, once approved, would be jeopardized. Any delay or interruption in clinical trial supplies could delay the completion of planned clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting clinical or commercial manufacturing of our product candidates or products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our product candidates or products. We may also have to take inventory write-offs and incur other charges and expenses for product candidates or products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could adversely affect our business and delay or impede the development and commercialization of our product candidates or products, if approved, and could have an adverse effect on our business, financial condition, results of operations and prospects.

As part of our process development efforts, we also may make changes to the manufacturing processes at various points during development, for various reasons, such as controlling costs, achieving scale, decreasing processing time, increasing manufacturing success rate or other reasons. Such changes carry the risk that they will not achieve their intended objectives, and any of these changes could cause our current or future product candidates to perform differently and affect the results of our future clinical trials. In some circumstances, changes in the manufacturing process may require us to perform ex vivo comparability studies and to collect additional data from participants prior to undertaking more advanced clinical trials. For instance, changes in our process during the course of clinical development may require us to show the comparability of the product used in earlier clinical phases or at earlier portions of a clinical trial to the product used in later clinical phases or later portions of the clinical trial.

Risks related to this offering and ownership of our common stock

An active and liquid trading market for our common stock may not develop and you may not be able to resell your shares of common stock at or above the public offering price, if at all.

Prior to this offering, no market for shares of our common stock existed. We intend to apply to list our common stock on Nasdaq under the symbol “CRMO.” Assuming that our common stock is listed and after the consummation of this offering, an active or liquid trading market for our common stock may never develop or be sustained following this offering. To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliated public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and affiliated stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell your shares. Moreover, the initial public offering price for our common stock will be determined through negotiations with the underwriters, and may vary from the market price of our common stock following this offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price, at the time you wish to sell them, or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock in the future, and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.

Our quarterly and annual operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts or any guidance we may publicly provide, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly and annual fluctuations which may, in turn, cause the price of our common stock to fluctuate substantially. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expense related to the ongoing development of our lead product candidates and other development programs;

•	results and timing of preclinical studies and ongoing and future clinical trials, or the addition or termination of any such clinical trials;

•	the need to conduct unanticipated clinical trials or clinical trials that are larger or more complex than anticipated;

•	potential unforeseen business disruptions that increase our costs or expenses;

•	the timing of payments we may make or receive under our license and collaboration arrangements or the termination or modification thereof;

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our execution of any strategic transactions, including acquisitions, collaborations, licenses or similar arrangements, and the timing and amount of payments we may make or receive in connection with such transactions;

•	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	recruitment and departures of key personnel;

•	if our product candidates receive regulatory approval, the terms of such approval and market acceptance and demand for such products;

•	regulatory developments affecting our product candidates or those of our competitors;

•	future accounting pronouncements or changes in our accounting policies;

•	fluctuations in stock-based compensation expense;

•	the impacts of inflation and rising interest rates on our business and operations; and

•	changes in general market, economic and political conditions.

If our quarterly or annual operating results fall below the expectations of investors or securities analysts or any forecasts or guidance we may provide to the market, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide. We believe that quarterly or annual comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Our stock price may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The market price of our common stock is likely to be volatile and could fluctuate widely in response to many factors, including but not limited to:

•	volatility and instability in the financial and capital markets;

•	announcements relating to our product candidates, including the results of clinical trials by us or any future collaborators;

•	announcements by competitors that impact our competitive outlook;

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negative developments with respect to our product candidates (including but not limited to product candidates failing to meet primary or second endpoints in clinical trials or the occurrence of serious safety concerns), or similar products or product candidates with which we compete;

•	developments with respect to patents or intellectual property rights;

•	announcements of technological innovations, new product candidates, new products or new contracts by us or our competitors;

•	announcements relating to strategic transactions, including acquisitions, collaborations, licenses or similar arrangements;

•	actual or anticipated variations in our operating results due to the level of development expenses and other factors;

•	manufacturing or supply shortages;

•	any changes to our relationship with manufacturers, suppliers, collaborators or other strategic partners;

•	changes in financial estimates by equities research analysts and whether our earnings (or losses) meet or exceed such estimates;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	announcement or expectation of additional financing efforts and receipt, or lack of receipt, of funding in support of conducting our business;

•	ineffectiveness of our internal controls;

•	sales of our common stock by us, our insiders, or other stockholders, or issuances by us of shares of our common stock in connection with strategic transactions;

•	expiration of market standoff or lock-up agreements described in the section titled “Underwriting;”

•	conditions and trends in the pharmaceutical, biotechnology and other industries;

•	press reports, whether or not true, about our business;

•	regulatory developments within, and outside of, the United States, including changes in the structure of health care payment systems;

•	changes in the structure of healthcare payment systems, including but not limited to how therapeutic products for obesity are treated for reimbursement purposes;

•	litigation or arbitration;

•	COVID-19 or other pandemics, natural disasters, or major catastrophic events;

•	general economic, political and market conditions and other factors; and

•	the occurrence of any of the risks described in this section titled “Risk factors.”

In recent years, the stock market in general, and the market for pharmaceutical and biotechnology companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will suffer immediate and substantial dilution with respect to the common stock you purchase in this offering. Specifically, assuming an initial public offering price of $     per share, and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their option to purchase additional shares of common stock in this offering, you will incur immediate dilution of $    per share. That number represents the difference between the assumed initial public offering price of $     per share and our pro forma as adjusted net tangible book value per share as of September 30, 2023, after giving effect to (i) the Preferred Stock Conversion (as if it had occurred on September 30, 2023) and (ii) the filing and effectiveness of our amended and restated certificate of incorporation to be in effect immediately prior to the closing of this offering.

For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

Based on shares of common stock outstanding as of September 30, 2023 (after giving effect to the Preferred Stock Conversion), upon the closing of this offering, we will have outstanding a total of     shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options subsequent to such date. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will (unless they are purchased by one of our affiliates) be freely tradable, without restriction, in the public market immediately following this offering.

Our directors and executive officers and holders of substantially all of our outstanding securities have entered into lock-up agreements with the underwriters pursuant to which they may not, with certain exceptions, for a period of 180 days from the date of this prospectus, offer, sell or otherwise transfer or dispose of any of our securities, without the prior written consent of the representatives of the underwriters. However, the representatives may permit our officers, directors and other security holders who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements at any time in their sole discretion.

See the section titled “Underwriting.” Sales of these shares, or perceptions that they will be sold, could cause the trading price of our common stock to decline. After the lock-up agreements expire, an additional     shares of common stock will be eligible for sale in the public market, of which     shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act.

In addition, as of September 30, 2023,     shares of common stock that are subject to outstanding options under our employee benefit plans will become eligible for sale in the public market after this offering, to the extent permitted by the provisions of various vesting schedules, the lock-up agreements (and the exceptions thereto) and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of     shares of our outstanding common stock, or approximately     % of our total outstanding common stock based on shares outstanding as of September 30, 2023, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. See the section titled “Description of capital stock—Registration rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could adversely affect the trading price of our common stock.

We have broad discretion in how we use the net proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section titled “Use of proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our principal stockholders and management own a significant percentage of our common stock and will be able to control matters subject to stockholder approval.

Based on     shares of our common stock outstanding as of September 30, 2023, prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately    % of our voting stock and, upon the closing of this offering, that same group will hold approximately    % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares of common stock, no exercise of outstanding options and no purchases of shares of common stock in this offering by anyone of this group). The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We are an “emerging growth company” and a “smaller reporting company” and the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we are only required to provide two years of audited financial statements (in addition to any required unaudited interim financial statements) and correspondingly reduced management discussion and analysis of financial condition and results of operations disclosure. In addition, we are not required to obtain auditor attestation of reporting on internal control over financial reporting, we have reduced disclosure obligations regarding executive compensation and we are not required to hold non-binding advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting obligations in this prospectus. In particular, in this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. These provisions allow an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to take advantage of such extended transition period. We cannot predict whether investors will find our common stock less attractive as a result of its reliance on these exemptions. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and the price of our common stock may be more volatile than the current trading market and price of our common stock.

Further, there is no guarantee that the exemptions available under the JOBS Act will result in significant savings. To the extent that we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact our financial condition.

We will remain an emerging growth company until the earliest of: (i) the end of the fiscal year in which we have a total annual gross revenue of  $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the closing of this offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the end of the fiscal year in which the market value of common stock held by non-affiliates exceeds $700 million as of the prior June 30. Even after we no longer qualify as an emerging growth company, we may continue to qualify as a smaller reporting company, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation. In addition, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay an acquisition of us that may be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon closing of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	permit only the board of directors to establish the number of directors and fill vacancies on the board;

•	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit cumulative voting; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law (DGCL) may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

The exclusive forum provisions in our organizational documents may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or employees, or the underwriters of any offering giving rise to such claim, which may discourage lawsuits with respect to such claims.

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering, to the fullest extent permitted by law, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, or the underwriters of any offering giving rise to such claims, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, results of operations and prospects.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our amended and restated bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the Federal Forum Provision), including for all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While federal or other state courts may not follow the holding of the Delaware Supreme Court or may determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions in our amended and restated bylaws, including the Federal Forum Provision. These provisions may limit a stockholders’ ability to bring a claim, and may result in increased costs for a stockholder to bring such a claim, in a judicial forum of their choosing for disputes with us or our directors, officers, other employees or agents, which may discourage lawsuits against us and our directors, officers, other employees or agents.

Our board of directors will be authorized to issue and designate shares of our preferred stock without stockholder approval.

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering, will authorize our board of directors, without the approval of our stockholders, to issue shares of preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, and to establish from time to time the number of shares of preferred stock to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of convertible preferred stock may be senior to or on parity with our common stock, which may reduce our common stock’s value.

Because we do not anticipate paying any dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared nor paid dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development, operation and expansion of our business and we do not anticipate declaring or paying any dividends in the foreseeable future. As a result, capital appreciation of our common stock, which may never occur, will be your sole source of gain on your investment for the foreseeable future.

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and controlling stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

General risk factors

Unstable economic and market conditions may have serious adverse consequences on our business, financial condition and stock price.

Global economic and business activities continue to face widespread uncertainties, and global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, rising inflation and monetary supply shifts, rising interest rates, labor shortages, declines in consumer confidence, declines in economic growth, increases in unemployment rates, recession risks, and uncertainty about economic and geopolitical stability (for example, related to the ongoing Russia-Ukraine conflict). The extent of the impact of these conditions on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected timeframe, as well as that of third parties upon whom we rely, will depend on future developments which are uncertain and cannot be predicted. There can be no assurance that further deterioration in economic or market conditions will not occur, or how long these challenges will persist. If the current equity and credit markets further deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

If securities or industry analysts do not publish research or reports about our business, or if they publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced in part by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over the industry or securities analysts, or the content and opinions included in their reports and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, or if analysts cease coverage of us, we could lose visibility in the financial markets, and the trading price for our common stock could be impacted negatively. If any of the analysts who cover us publish inaccurate or unfavorable research or opinions regarding us, our business model, our intellectual property or our stock performance, or if our preclinical studies and clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

After the closing of this offering, as a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Securities Act, the Exchange Act, Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. The increased costs may require us to reduce costs in other areas of our business. Moreover, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected. In addition, we do not have a formal risk management program for identifying and addressing risks to our business in other areas.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock is likely to be volatile. The stock market in general, and Nasdaq and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation (including the cost to defend against, and any potential adverse outcome resulting from any such proceeding) can be expensive, time-consuming, damage our reputation and divert our management’s attention from other business concerns, which could seriously harm our business.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Some of the statements under the sections titled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the ability of our clinical trials to demonstrate safety and efficacy of our product candidates and other positive results;

•

the timing, progress and results of preclinical studies and clinical trials for our product candidates and the reporting and interpretation of data from those studies and trials, including our product development plans and strategies;

•	our interim, “top-line,” and preliminary results, which are subject to change;

•

our plans relating to partnering to undertake or complete clinical trials and relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;

•	the potential benefits, market opportunity, and competitive landscape for our product candidates;

•	expectations regarding the size, scope and design of clinical trials;

•	details regarding our strategic vision and planned product candidate pipeline;

•	our manufacturing, commercialization, and marketing plans and strategies;

•	our plans to hire additional personnel and our ability to attract and retain such personnel;

•	any failure or delay in patient enrollment in our clinical trials;

•	the beneficial characteristics, safety, efficacy, and therapeutic effects of our product candidates;

•	the timing of initiation and completion, and the progress of our drug discovery and research programs;

•	our estimates of the number of patients who suffer from the diseases we are targeting and potential growth in our target markets;

•	our expectations regarding the patient compatibility associated with our product candidates;

•	our expectations regarding the approval and use of our product candidates;

•	the timing, scope and likelihood of regulatory filings and approvals, including final regulatory approval of our product candidates;

•	our plans relating to the further development of our product candidates, including additional indications we may pursue;

•	our competitive position and the development and impact of competing therapies that are or may become available;

•	our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials;

•

our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering product candidates we may develop, including the extensions of existing patent terms where available, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;

•	the rate and degree of market acceptance and clinical utility of product candidates we may develop;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our future financial performance;

•	the period over which we estimate our existing cash, cash equivalents and marketable securities will be sufficient to fund our future operating expenses and capital expenditure requirements;

•	regulatory developments in the United States and foreign countries;

•	our expected use of the net proceeds from this offering;

•	our expectations regarding the period during which we qualify as an “emerging growth company” under the JOBS Act, and a “smaller reporting company,” as defined in Rule 12b-2 of the Exchange Act; and

•

risks associated with geopolitical events, including the COVID-19 pandemic and the war in Ukraine, which have and may continue to negatively impact productivity and slow down or delay our ongoing and future clinical trials, preclinical studies and research and development activities.

You should refer to the section titled “Risk factors” for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Industry, market and other data

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from market research, industry and general publications and surveys, governmental agencies, research, surveys and studies conducted by third parties and publicly available information.

In presenting this data, we have made certain assumptions based on our knowledge of our industry and market, which we believe to be reasonable. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in the sections titled “Risk factors” and “Special note regarding forward-looking statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $ million (or approximately $    million if the underwriters’ option to purchase     additional shares of our common stock is exercised in full) based on the assumed initial public offering price of $    per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $    per share would increase or decrease, as applicable, the net proceeds from this offering by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, the net proceeds from this offering by approximately $    million, assuming the assumed initial public offering price of $    per share remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and facilitate our future access to the public capital markets.

We currently intend to use the net proceeds we receive from this offering, together with our existing cash, cash equivalents and marketable securities, as follows:

•	approximately $ million to advance the clinical development of CT-388 through ;

•	approximately $ million to advance the clinical development of CT-996 through ;

•	approximately $ million to advance the clinical development of CT-868 through ; and

•	the remaining proceeds to fund other research and development activities, including the development of our preclinical product candidates and for other general corporate purposes.

We may also use a portion of the net proceeds and our existing cash, cash equivalents and marketable securities to in-license, acquire, or invest in complementary businesses, technology platforms, products or assets, although we have no current agreements, commitments or understandings to do so.

Based on our current operating plan, we estimate that our existing cash, cash equivalents and marketable securities as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our operations into   . Our expected use of proceeds from this offering described above represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds to be received upon the closing of this offering or the actual amounts that we will spend on the uses set forth above.

The net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will not be sufficient to fund any of our product candidates through regulatory approval, and we anticipate needing to raise additional capital to complete the development of and commercialize our product candidates, if approved. The amounts and timing of our actual expenditures will depend on numerous factors, including the time and cost necessary to conduct our ongoing and planned preclinical studies and clinical trials, the results of our preclinical studies and clinical trials and other factors described in the section titled “Risk factors” in this prospectus, as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. We may find it necessary or advisable to use the net proceeds for other purposes. We will have broad discretion over how to use the net proceeds from this offering.

Pending the uses described above, we intend to invest the net proceeds from this offering that are not used as described above in investment-grade, interest-bearing instruments.

Dividend policy

We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

Capitalization

The following table sets forth our cash, cash equivalents and marketable securities, and capitalization as of September 30, 2023:

•	on an actual basis;

•

on a pro forma basis, giving effect to the (i) the Preferred Stock Conversion and the related reclassification of the carrying value of our convertible preferred stock to permanent equity upon the closing of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the closing of the offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of shares of our common stock in this offering at the assumed initial public offering price of $    per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information discussed below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with the sections titled “Management’s discussion and analysis of financial condition and results of operations” and “Description of capital stock,” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

As of September 30, 2023
(in thousands except share and per share amounts)	Actual		Pro forma		Pro forma as adjusted(1)
(unaudited)
Cash, cash equivalents and marketable securities	$		$		$

Convertible preferred stock, $0.001 par value per share; shares authorized, issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted

Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted		—		—		—
Common stock, $0.001 par value per share; shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted		—
Additional paid-in capital
Accumulated other comprehensive income (loss)
Accumulated deficit

Total stockholders’ (deficit) equity

Total capitalization	$		$		$

(1)

The pro forma as adjusted information above is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share would increase (decrease) each of our pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares common stock offered by us would increase (decrease) each of our pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $    million, assuming the assumed initial public offering price of $    per share remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding immediately after this offering, pro forma and pro forma as adjusted in the table above, is based on      shares of common stock outstanding as of September 30, 2023 (including      shares of our convertible preferred stock outstanding on an as-converted basis as of September 30, 2023) and excludes:

•	shares of our common stock issuable upon the exercise of outstanding stock options as of September 30, 2023 under our 2008 Plan, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of outstanding stock options as of September 30, 2023 under our 2018 Plan, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to September 30, 2023 under our 2018 Plan, with a weighted-average exercise price of $ per share;

•

    shares of our common stock reserved for future issuance under our 2023 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, including    new shares plus the number of shares (not to exceed     shares) that include (i)     shares, which remain available for grant of future awards under the 2018 Plan and will cease to be available for issuance under the 2018 Plan at the time our 2023 Plan becomes effective in connection with this offering, and (ii) are underlying outstanding stock awards granted under our Prior Plans, that expire or are repurchased, forfeited, cancelled or withheld, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under our 2023 Plan and, as more fully described in the section titled “Executive compensation—Equity benefit plans;” and

•

    shares of our common stock reserved for issuance under our ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any future automatic annual increases in the number of shares of common stock reserved for future issuance under our ESPP, as more fully described in the section titled “Executive compensation—Equity benefit plans.”

Dilution

If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of September 30, 2023, our historical net tangible book value (deficit) was $    million, or $     per share of common stock based on     shares of our common stock outstanding as of such date. Our historical net tangible book value (deficit) per share represents the amount of our total tangible assets excluding deferred offering costs, less our total liabilities and convertible preferred stock, which is not included in stockholders’ deficit, divided by the number of shares of our common stock outstanding as of September 30, 2023.

Our pro forma net tangible book value as of September 30, 2023 was $    million, or $    per share of common stock. Pro forma net tangible book value of common stock represents the amount of our total tangible assets excluding deferred offering costs, less our total liabilities after giving effect to (i) the Preferred Stock Conversion, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the closing of the offering. Pro forma net tangible book value per share of common stock represents pro forma net tangible book value divided by the total number of shares of our common stock outstanding as of September 30, 2023, after giving effect to the pro forma adjustments described above.

After giving effect to our issuance and sale of    shares of common stock in this offering at the assumed initial public offering price of $    per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2023 would have been $    million, or $    per share of common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $    per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $    per share to new investors purchasing common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share of common stock as of September 30, 2023	$

Increase per share attributable to the pro forma adjustments described above Pro forma net tangible book value per share as of September 30, 2023
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors purchasing shares in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $    per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of common stock in this offering by $    per

share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease our pro forma as adjusted net tangible book value by approximately $    per share and decrease or increase, as applicable, the dilution to investors purchasing shares in this offering by approximately $    per share, in each case assuming the assumed initial public offering price of $    per share remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $    per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $    per share.

The following table summarizes on a pro forma as adjusted basis as of September 30, 2023, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid and the weighted-average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $    per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors					$

Totals		100.0%		$100.0%

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to     % of the total number of shares of our common stock outstanding after this offering.

The foregoing discussion and tables above (other than the historical net tangible book value calculation) are based on an aggregate of     shares of common stock outstanding as of September 30, 2023 (including      shares of our convertible preferred stock outstanding on an as-converted basis as of September 30, 2023) and excludes:

•	shares of our common stock issuable upon the exercise of outstanding stock options as of September 30, 2023 under our 2008 Plan, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of outstanding stock options as of September 30, 2023 under our 2018 Plan, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to September 30, 2023 under our 2018 Plan, with a weighted-average exercise price of $ per share;

•

    shares of our common stock reserved for future issuance under our 2023 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, including    new shares plus the number of shares (not to exceed     shares) that include (i)      shares, which remain available for grant of future awards under the 2018 Plan and will cease to be available for issuance under the 2018 Plan at the time our 2023 Plan becomes effective in connection with this offering, and (ii) are underlying outstanding stock awards granted under our Prior Plans, that expire or are repurchased, forfeited, cancelled or withheld, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under our 2023 Plan and, as more fully described in the section titled “Executive compensation—Equity benefit plans;” and

•

    shares of our common stock reserved for issuance under our ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any future automatic annual increases in the number of shares of common stock reserved for future issuance under our ESPP, as more fully described in the section titled “Executive compensation—Equity benefit plans.”

To the extent that any outstanding options are exercised or new options are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to new investors participating in this offering.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion of our financial condition and results of operations in conjunction with the section titled “Prospectus summary—Summary financial data” and our historical audited consolidated financial statements and related notes, included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon our current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk factors” and “Special note regarding forward-looking statements.”

Overview

We are a clinical-stage biotechnology company dedicated to developing life-changing therapeutics for people living with metabolic diseases including obesity and diabetes. Obesity and diabetes are the two most prevalent diseases in the world, affecting more than 750 million people, and are associated with severe health complications, including CVD, CKD, as well as an increased risk of death, among others. Despite recent approvals of drugs (such as Ozempic/Wegovy and Mounjaro) targeting select metabolic hormones, or incretins, for the treatment of these diseases, we believe a number of limitations remain including tolerability, prolonged titration schemes, and administration and supply challenges. We are developing our broad, wholly-owned pipeline of novel incretin agonists, using our Chemotype Evolution platform, with the potential to address these shortcomings and produce significant weight loss and glycemic control. Our patient-focused portfolio has the potential to provide differentiated solutions for every patient’s individual metabolic health journey.

We were incorporated in Delaware on January 18, 2008. In May 2018, we established our wholly owned subsidiary, Carmot Australia First Pty Ltd., in Australia to take advantage of Australia’s Phase 1 clinical trial capabilities.

Our clinical pipeline targets two main incretins, GLP-1, and GIP, both of which play significant roles in energy homeostasis. Our three clinical-stage product candidates are:

•	CT-388, a once-weekly subcutaneous injectable, dual GLP-1/GIP receptor agonist for the treatment of obesity and T2D;

•	CT-996, a once-daily oral, small molecule GLP-1 receptor agonist for the treatment of obesity and T2D; and

•	CT-868, a once-daily subcutaneous injectable, dual GLP-1/GIP receptor agonist for the treatment of T1D patients with overweight or obesity.

Since our inception, we have devoted substantially all of our resources to organizing our company, recruiting and hiring personnel, business planning, our research and development efforts such as small molecule compound discovery, preclinical studies and clinical trials, as well as establishing and maintaining our intellectual property portfolio, raising capital, and providing general and administrative support for these operations. We do not have any products approved for commercial sale, and we have not generated any revenue from product sales.

We have incurred significant operating losses and negative cash flows since our inception. During the year ended December 31, 2021, we had net income of $25.4 million. Our net loss was $38.8 million for the year ended

December 31, 2022. As of December 31, 2022, we had an accumulated deficit of $65.9 million and cash and cash equivalents of $49.0 million as well as marketable securities of $89.2 million. Our net income in 2021 was attributable to a one-time royalty transfer transaction we entered into in May 2021. Substantially all of our subsequent net losses have resulted from costs incurred in connection with our research and development programs and, to a lesser extent, from general and administrative costs associated with our operations. To date, we have funded our operations primarily with proceeds from the sale and issuance of shares of our convertible preferred stock and convertible notes in private placements. Through December 31, 2022, we had received aggregate net proceeds of approximately $221.8 million from sales of shares of our convertible preferred stock and issuance of convertible notes. In addition, in May 2023, we received aggregate gross proceeds of $150.0 million from the sale of our Series E convertible preferred stock. Based on our current operating plans, we estimate that our existing cash, cash equivalents and marketable securities as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our projected operating expenses, working capital and capital expenditure needs into    . We have based this estimate on our current assumptions, which may prove to be wrong, and we may exhaust our available capital resources sooner than we expect.

We expect to continue to incur significant and increasing net operating losses for the foreseeable future as we:

•	advance our product candidates through clinical and preclinical development;

•	seek regulatory approval, prepare for and, if approved, proceed to commercialization of our product candidates;

•	continue our research and development efforts and expand our pipeline of product candidates;

•	attract, hire and retain additional personnel;

•	maintain, expand and protect our intellectual property portfolio;

•	operate as a public company;

•	implement operational, financial and management information systems;

•	make royalty, milestone or other payments under current, and any future, license or collaboration agreements;

•	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval; and

•	establish manufacturing capacity to supply clinical trials in our pipeline and eventually for commercialization.

In addition, our net losses may fluctuate significantly from period to period, depending upon the timing of our expenditures on other research and development activities. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our prepaid expenses and other current assets, accounts payable and accrued and other current liabilities. In addition, following the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, audit, accounting, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer liability insurance costs, investor and public relations costs, and other expenses that we did not incur as a private company.

We do not have any products approved for sale and have not generated any revenue from product sales since our inception. We do not expect to generate revenue from any product candidates that we develop until we obtain regulatory approval for one or more of such product candidates and commercialize our products or enter into collaboration agreements with third parties. Because of the numerous risks and uncertainties associated with product development, we may never achieve or sustain profitability and, unless and until we are able to develop and commercialize our product candidates, we will need to continue to raise substantial additional capital. Until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our operations through public or private equity offerings or debt financings, credit or loan facilities, collaborations or a combination of one or more of these funding sources. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to obtain adequate funding as and when needed, or on attractive terms, we could be required to significantly delay, reduce or eliminate some or all of our research and development activities, product portfolio expansion or commercialization efforts, out-license intellectual property rights to our product candidates, sell unsecured assets, or scale back or terminate our pursuit of new strategic arrangements and transactions, or a combination of the above, any of which may have a material adverse effect on our business, results of operations, financial condition and/or our ability to fund our scheduled obligations on a timely basis or at all. See the subsection titled “—Liquidity and capital resources” below.

We utilize third-party CMOs, to manufacture and supply our preclinical and clinical materials during the development of our product candidates. We expect to use similar contract resources for commercialization of our products, at least until our resources and operations are at a scale that justifies investment in internal manufacturing capabilities. Moreover, given our stage of development, we do not yet have a marketing or sales organization or commercial infrastructure. However, as our product candidates advance through clinical development, we intend to explore opportunities with third parties that bring late-stage clinical development and commercialization expertise, infrastructure, and the resources to maximize the potential of the product candidates across a range of comorbid indications. We expect to spend a significant amount in development and marketing costs prior to obtaining regulatory and marketing approval of one or more of our product candidates.

Macroeconomic trends

Unfavorable conditions in the economy in the United States and abroad may negatively affect the growth of our business and our results of operations. For example, macroeconomic events, including rising inflation, tensions in U.S.-China relations, the COVID-19 pandemic, the U.S. Federal Reserve raising interest rates, recent and potential future disruptions in access to bank deposits and lending commitments due to bank failures and the Russia-Ukraine war, have led to economic uncertainty and volatility globally. The effect of macroeconomic conditions may not be fully reflected in our results of operations until future periods. Moreover, negative macroeconomic conditions could adversely impact our ability to obtain financing in the future on terms acceptable to us, or at all. In addition, the geopolitical instability and related sanctions could continue to have significant ramifications on global financial markets, including volatility in the U.S. and global financial markets. While the macroeconomic trends discussed above are not currently having a material adverse impact on our business or results of operations, if economic uncertainty increases or the global economy worsens, our business, financial condition and results of operations may be harmed.

Components of results of operations

Operating expenses

Our operating expenses consist of (i) research and development expenses and (ii) general and administrative expenses.

Research and development

Research and development expenses consist primarily of costs incurred for the discovery and clinical development of our product candidates, which include:

Direct costs, including:

•

costs incurred in connection with the clinical development of our product candidates and other programs, including those under agreements with CROs, CMOs, consultants and other third-parties that conduct research and development activities and manufacture clinical supplies on our behalf;

•	expenses incurred in connection with the discovery and preclinical development of our product candidates; and

•	laboratory and vendor expenses related to the execution of preclinical studies and clinical trials.

Indirect costs, including:

•	research and development personnel-related costs, which include salaries, annual bonuses, benefits and stock-based compensation expense;

•	facilities and depreciation and other overhead costs; and

•	research and development tax incentive refunds.

We are eligible under the AusIndustry Research and Development Tax Incentive Program to obtain a research and development tax credit from the Australian Taxation Office (ATO). The tax incentive is available to us on the basis of specific criteria with which we must comply related to research and development expenditures in Australia. These research and development tax incentives are recognized as contra research and development expense when the right to receive has been attained and funds are considered to be collectible.

We expense all research and development costs in the periods in which such costs are incurred. Costs for certain research and development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our management and scientific personnel, vendors and third-party service providers. Non-refundable advance payments for goods and services that will be used over time for research and development are deferred and capitalized as prepaid expenses on our consolidated balance sheets. The capitalized amounts are recognized as an expense as the goods are delivered or as the related services are performed. Because we are working on multiple research and development programs, we track our direct costs by product candidate or stage of program development. We do not allocate employee costs, laboratory supplies and facilities, including other internal costs, to specific product candidates, because these costs are associated with multiple programs and, as such, are not separately classified. We use internal resources primarily for managing our process development, manufacturing and clinical development activities. We deploy our personnel across all of our research and development activities as our employees work across multiple programs.

We expect that our research and development expenses will increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our product candidates, as our product candidates advance into later stages of development, as we begin to conduct new clinical trials, as we seek regulatory approvals for any product candidates that successfully complete clinical trials, as we expand our product pipeline, as we maintain, expand, protect and enforce our intellectual property portfolio, and as we incur expenses associated with hiring additional personnel to support our research and development efforts. The process of conducting the necessary clinical research to obtain regulatory approval is time-consuming, expensive and uncertain, and product candidates in later stages of development generally have higher development costs than those in earlier stages. The actual probability of success for our product candidates may be affected by a variety of factors, including the safety and efficacy of our product candidates, clinical data, investment in our clinical programs, competition, manufacturability and commercial viability. It is possible that we may never receive regulatory approval for any of our product candidates. As a result of the uncertainties discussed above, we cannot reasonably determine the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of, and obtain regulatory approval for, any of our product candidates

Our research and development expenses may vary significantly based on factors such as:

•	the timing and progress of our preclinical and clinical development activities;

•	the number and scope of preclinical and investigational new drug-enabling studies;

•	the phases of development of our product candidates;

•	the progress and results of our research and development activities;

•	per subject trial costs;

•	the number of trials required for regulatory approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	length of time required to enroll eligible subjects and initiate clinical trials;

•	the number of subjects that participate in the trials;

•	the drop-out and discontinuation rate of subjects;

•	potential additional safety monitoring requested by regulatory agencies;

•	the duration of subject participation in the trials and follow-up;

•	the cost and timing of manufacturing of our product candidates;

•	the receipt of regulatory approvals from applicable regulatory authorities;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	the hiring and retention of research and development personnel;

•	the degree to which we obtain, maintain, defend and enforce our intellectual property rights; and

•	the extent to which we establish collaboration, licensing or similar arrangements and the performance of any related third parties.

A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related costs, costs related to professional services, including legal, human resources, audit, tax and accounting services, as well as information technology costs and facilities-related costs. Personnel-related costs consist of salaries, bonuses, benefits and stock-based compensation costs for our executive, finance, and general and administrative personnel.

We expect that our general and administrative expenses will increase substantially for the foreseeable future as we continue to support our expanding headcount and operations to support the growth of our business, and as we advance our product candidates through clinical development, which will also increase our general and administrative expenses. Following this offering, we also expect that our costs will increase related to legal, audit, accounting, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, investor and public relations costs, and other expenses that we did not incur as a private company.

Interest expense

Interest expense primarily consists of accrued interest related to our convertible notes. In July 2022, our convertible notes converted into Series D-1 convertible preferred stock and we did not recognize any additional interest expense relative to these notes subsequent to their conversion.

Interest income

Interest income primarily consists of interest income earned on our cash and cash equivalents, marketable securities and financial royalty asset.

Other income (expense), net

Other income (expense), net, primarily consists of gains and losses due to foreign currency exchange adjustments.

Gain on transfer of royalty rights

Gain on transfer of royalty rights relates to the recognition of a special dividend paid-in-kind to stockholders and a financial royalty asset from the royalty transfer transaction in May 2021. Refer to Note 3 to our consolidated financial statements appearing elsewhere in this prospectus for additional information.

Loss on fair value measurement of convertible notes

Loss on fair value measurement of convertible notes relates to changes in the fair value of our convertible notes which were remeasured to fair value each reporting period until their conversion into shares of Series D-1 convertible preferred stock in July 2022.

Gain on extinguishment of convertible notes

Gain on extinguishment of convertible notes relates to a gain recognized on the settlement of our convertible promissory notes due to the modification of their conversion terms upon the closing of our Series D convertible preferred stock financing in July 2022. Refer to Note 6 to our consolidated financial statements appearing elsewhere in this prospectus for additional information.

Income tax provision (benefit)

Income tax provision (benefit) primarily consists of income taxes in certain jurisdictions in which we conduct business.

Results of operations

Comparison of the years ended December 31, 2021 and 2022

The following table summarizes our results of operations for the years ended December 31, 2021 and 2022:

	Year ended December 31,		Dollar	%
	2021	2022	Change	Change
		(in thousands)

Operating expenses:
Research and development	$20,089	$37,147	$17,058	85%
General and administrative	4,501	6,278	1,777	39%

Total operating expenses	24,590	43,425	18,835	77%

Loss from operations	(24,590)	(43,425)	(18,835)	77%

Interest and other income (expense), net
Interest expense	(62)	(167)	(105)	169%
Interest income	1,797	6,100	4,303	*
Other income (expense), net	46	(334)	(380)	*
Gain on transfer of royalty rights	49,940	—	(49,940)	(100)%
Loss on fair value measurement of convertible notes	—	(5,334)	(5,334)	*
Gain on extinguishment of convertible notes	—	2,665	2,665	*

Net income (loss) before taxes	27,131	(40,495)	(67,626)	*
Income tax provision (benefit)	1,757	(1,661)	(3,418)	(195)%

Net income (loss)	$25,374	$(38,834)	$(64,208)	*

* Not meaningful

Research and development expenses

The following table summarizes our research and development expenses for the years ended December 31, 2021 and 2022:

	Year ended December 31,		Dollar	%
	2021	2022	Change	Change
	(in thousands)

Direct program expenses:
CT-388	$3,386	$5,508	$2,122	63%
CT-868	6,911	12,101	5,190	75%
CT-996	—	3,335	3,335	*
Other preclinical programs	5,180	6,117	937	18%

Indirect expenses:
Personnel-related costs including stock-based compensation	5,542	7,553	2,011	36%
Facilities, depreciation and other expenses	2,230	3,082	852	38%
Research and development incentive refund	(3,160)	(549)	2,611	(83)%

Total research and development expenses	$20,089	$37,147	$17,058	85%

* Not meaningful

Research and development expenses increased by $17.1 million, or 85%, for the year ended December 31, 2022 compared to the same period in 2021. The increase was primarily driven by our direct program expenses including a $5.2 million increase in our CT-868 program expense attributable to increased clinical trial costs and related consulting fees due to the ramp up of existing clinical trials and commencement of new trials in 2022, a $3.3 million increase in our CT-996 program expense as we commenced a new clinical trial in 2022, a $2.1 million increase in our CT-388 program expense attributable to increased contract manufacturing costs as we initiated a Phase 2 clinical trial in late 2022 and a $0.9 million increase in our other programs expense that was primarily driven by external consulting fees for multiple other programs. The increase in research and development expense was also driven by higher indirect expenses, primarily due to a $2.6 million decrease in research and development tax credit from the AusIndustry Research and Development Tax Incentive Program that offsets research and development expenses as a result of lower clinical activity in Australia in 2022, a $2.0 million increase in personnel-related costs due to increased headcount, and a $0.9 million increase in facilities, depreciation and other expenses primarily driven by higher lease expense as we entered into our new facility lease in December 2021.

General and administrative expenses

General and administrative expenses increased by $1.8 million, or 39%, for the year ended December 31, 2022 compared to the same period in 2021. The increase in general and administrative expenses was primarily driven by higher professional fees related to legal and accounting services and higher personnel-related expenses as we expanded our infrastructure to drive support and growth in our operations.

Interest expense

Interest expense increased by $0.1 million, or 169%, for the year ended December 31, 2022 compared to the same period in 2021. The increase was due to the convertible notes being outstanding for a longer period in 2022 than 2021.

Interest income

Interest income increased by $4.3 million for the year ended December 31, 2022 compared to the same period in 2021. The increase was due to a full year of interest income earned in 2022 on the financial royalty asset from the royalty transfer transaction in May 2021. The increase was also due to an increase in estimated cash flows to be received over the life of the asset resulting in a higher effective yield.

Other income (expense), net

Other income (expense), net decreased by $0.4 million for the year ended December 31, 2022 compared to the same period in 2021. The decrease was due to an increase in foreign currency losses recognized in 2022.

Gain on transfer of royalty rights

Gain on transfer of royalty rights decreased by $49.9 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. We recognized a special dividend paid-in-kind to stockholders and a financial royalty asset from a one-time royalty transfer transaction during the year ended December 31, 2021.

Loss on fair value measurement of convertible notes

Loss on fair value measurement of convertible notes was $5.3 million for the year ended December 31, 2022 due the recognition of the changes in the fair value of our convertible notes prior to their conversion into shares of Series D-1 convertible preferred stock in July 2022.

Gain on extinguishment of convertible notes

Gain on extinguishment of convertible notes was $2.7 million for the year ended December 31, 2022 due to the recognition of a gain on the settlement of our convertible promissory notes as a result of the modification of their conversion terms upon the closing of our Series D convertible preferred stock financing in July 2022.

Income tax provision (benefit)

Income tax provision (benefit) decreased by $3.4 million, or 195%, for the year ended December 31, 2022 compared to the same period in the year ended December 31, 2021. The 2021 income tax provision was due to the deferred tax liability associated with a taxable gain resulting from recognition of the fair value of the financial royalty asset transferred upon distribution of the SRH LLC units (refer to Note 3 to our audited consolidated financial statements appearing elsewhere in this prospectus). As of December 31, 2022, we generated sufficient deferred tax assets to offset the existing deferred tax liability resulting in an income tax benefit of $1.7 million.

Liquidity and capital resources

Sources of liquidity

Since our inception, we have funded our operations primarily with the proceeds from the sale and issuance of shares of our convertible preferred stock and convertible notes in private placements. As of December 31, 2022, we had raised aggregate net cash proceeds of $221.8 million from the sale and issuance of our convertible preferred stock and convertible promissory notes, net of issuance costs. As of December 31, 2022, we had available cash and cash equivalents of $49.0 million as well as short-term marketable securities of $86.7 million, and an accumulated deficit of $65.9 million. In May 2023, we issued an aggregate of 6,519,392 shares of our Series E convertible preferred stock at $23.00825 per share for gross proceeds of $150.0 million.

We expect to continue to incur significant operating losses in the foreseeable future to support the planned continued development of one or more of our product candidates. We believe our existing cash, cash equivalents and short-term marketable securities as of December 31, 2022, together with the proceeds from our sale of Series E convertible preferred stock in May 2023, will be sufficient to fund our operations for at least 12 months from the issuance date of our consolidated financial statements. In addition, based on our current operating plans, we estimate that our existing cash, cash equivalents and marketable securities as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our projected operating expenses, working capital and capital expenditure needs into    . We have based this estimate on our current assumptions, which may prove to be wrong, and we may exhaust our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with therapeutic product development, we may never achieve profitability and, unless and until we are able to develop and commercialize our product candidates, we will continue to be dependent upon equity financing, debt financing, and other forms of capital raises at least until we are able to generate significant positive cash flows from our operations, if ever.

Future funding requirements

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the scope, progress, results and costs of researching, developing and manufacturing our product candidates or any future product candidates, and conducting preclinical studies and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals or clearances for our product candidates or any future product candidates;

•	the number and characteristics of any additional product candidates we develop or acquire;

•

the cost of manufacturing our product candidates or any future product candidates and any products we successfully commercialize, including costs associated with building-out our manufacturing capabilities;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such agreements that we may enter into;

•	the expenses needed to attract and retain skilled personnel;

•	the costs of preparing and filing patent applications and enforcing IP rights; and

•	the timing, receipt and amount of sales of any future approved or cleared products, if any.

We do not have any products approved for sale and have not generated any revenue from product sales since our inception. We do not expect to generate revenue from any product candidates that we develop until we obtain regulatory approval for one or more of such product candidates and commercialize our products or enter into collaboration agreements with third parties. Because of the numerous risks and uncertainties associated with product development, we may never achieve or sustain profitability and, unless and until we are able to develop and commercialize our product candidates, we will need to continue to raise substantial additional capital. Until such time as we can generate significant product revenue, if ever, we expect to fund our operations through public or private equity offerings or debt financings, credit or loan facilities, potentially other capital sources, such as collaborations or licensing arrangements with third parties or other strategic transactions, or a combination of one or more of these funding sources. If we raise additional capital through debt or preferred equity financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as restricting our operations and limiting our ability to incur liens, issue additional debt, pay dividends, repurchase our common stock, make certain investments, or engage in merger, consolidation, licensing or asset sale transactions. If we raise funds through collaborations, license agreements, strategic transactions or other similar arrangements with third parties, we may be required to grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. There are no assurances that we will be successful in obtaining an adequate level of financing to support our business plans when needed on acceptable terms, or at all. If we are unable to obtain adequate funding as and when needed, or on attractive terms, we could be required to significantly delay, reduce or eliminate some or all of our research and development activities, product portfolio expansion or commercialization efforts, out-license intellectual property rights to our product candidates, sell unsecured assets, or scale back or terminate our pursuit of new strategic arrangements and transactions, or a combination of the above, any of which may have a material adverse effect on our business, results of operations, financial condition and/or our ability to fund our scheduled obligations on a timely basis or at all. Our ability to continue as a going concern is dependent upon our ability to successfully accomplish these plans and secure sources of financing and ultimately attain profitable operations.

Cash flows

	Year ended December 31,
(in thousands)	2021	2022
Net cash used in operating activities	$(23,558)	$(37,909)
Net cash provided by (used in) investing activities	6,904	(89,756)
Net cash provided by financing activities	30,296	130,318

Net increase in cash, cash equivalents and restricted cash	$13,642	$2,653

Cash flows from operating activities

Net cash used in operating activities for the year ended December 31, 2022 was $37.9 million, which consisted of a net loss of $38.8 million, partially offset by a $1.7 million increase in our operating assets and liabilities and $0.8 million in non-cash adjustments. The $1.7 million increase in operating assets and liabilities was primarily due to a $3.5 million increase in accrued and other current liabilities mainly driven by increased research and development expenses, a $2.6 million increase in research and development incentive refund due to timing of receipt of tax incentive payments, and $1.2 million cash collection from financial royalty asset, partially offset by a $2.1 million decrease in operating lease liabilities, a $1.7 million decrease in accounts payable due to the timing of invoicing and payments, a $1.8 million increase in prepaid expenses and other assets primarily due to an increase in payments related to our clinical trials. Non-cash adjustments consisted primarily of a $5.3 million change in fair value of our convertible notes prior to the conversion in July 2022, $1.9 million in non-cash operating lease expense, $0.9 million in stock-based compensation, $0.6 million in depreciation and $0.2 million of accrued interest on our convertible notes, partially offset by $4.2 million of accrued interest on financial royalty assets, $2.7 million gain on extinguishment of convertible notes related to the conversion of our convertible notes into shares of our Series D-1 convertible preferred stock in July 2022, $1.7 million of deferred income tax benefit, $1.0 million of net accretion and amortization of investments in marketable securities and $0.1 million foreign currency gain from remeasurement.

Net cash used in operating activities for the year ended December 31, 2021 was $23.6 million, which consisted of a net income of $25.4 million, offset by $49.0 million in non-cash adjustments and a $0.1 million increase in our operating assets and liabilities. Non-cash adjustments consisted primarily of a $49.9 million non-cash gain on transfer of royalty right related to a special dividend paid-in-kind to stockholders and financial royalty asset from the royalty transfer transaction during the year ended December 31, 2021, $1.8 million of accrued interest on financial royalty assets and $0.2 million of foreign currency gains, partially offset by $1.7 million of deferred income tax expense, $0.6 million in stock-based compensation, $0.5 million in depreciation and $0.1 million of accrued interest on our convertible notes. The $0.1 million increase in operating assets and liabilities was primarily due to a $3.5 million increase in accounts payable and accrued expenses driven by increased research and development expenses, and $0.1 million cash collection from financial royalty asset, partially offset by a $2.1 million increase in research and development incentive refund, a $1.5 million increase in prepaid expenses primarily due to an increase in payments related to our clinical trials.

Cash flows from investing activities

Net cash used in investing activities for the year ended December 31, 2022 was $89.8 million, which consisted of $97.6 million of purchases of marketable securities and $1.5 million of purchases of property and equipment, partially offset by $9.4 million of proceeds from sales and redemption of marketable securities.

Net cash provided by investing activities for the year ended December 31, 2021 was $6.9 million, which consisted of $8.0 million of proceeds from sales of marketable securities, partially offset by $1.1 million of purchases of property and equipment.

Cash flows from financing activities

Net cash provided by financing activities for the year ended December 31, 2022 was $130.3 million, which primarily consisted of the net proceeds from issuance of our Series D convertible preferred stock.

Net cash provided by financing activities for the year ended December 31, 2021 was $30.3 million, consisted of $30.0 million of proceeds from issuance of our convertible notes and $0.3 million of proceeds from the exercise of stock options and preferred stock warrants.

Off-balance sheet arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Contractual obligations and other commitments

Leases

We have entered into lease arrangements, including amendments, for a certain facility, which comprises office and laboratory space, through December 2024. As of December 31, 2022, our fixed lease payment obligations were $4.1 million, with $2.1 million payable within 12 months.

In May 2023, we amended our lease to cancel our lease for one suite and add a new suite within the same facility and to extend the lease term for all leased premises to December 31, 2026. Refer to Note 15 to our consolidated financial statements appearing elsewhere in this prospectus.

CROs and CMOs

We enter into contracts in the normal course of business with suppliers, CMOs, CROs, clinical trial sites, and the like. These agreements provide for termination at the request of either party generally with less than one-year notice and, therefore, we believe that our non-cancelable obligations under these agreements are not material. We do not currently expect any of these agreements to be terminated and do not have any non-cancelable obligations under these agreements as of December 31, 2022.

Critical accounting policies and significant judgments and estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

We believe that the accounting policies discussed below made in accordance with generally accepted accounting principles are critical to understanding our historical and future performance, as these policies relate to the more significant areas that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations.

Research and development expenses and accruals

We record research and development expenses to operations as incurred. Research and development expenses represent costs incurred by us for the discovery and development of our product candidates and the development of our technology and include employee salaries, benefits and stock-based compensation, third-party research and development expenses, consulting expenses, laboratory supplies, and certain allocated expenses, as well as amounts incurred under license agreements. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are capitalized and recorded to prepaid expenses and other current assets on the consolidated balance sheet and then expensed as the related goods are delivered or the services are performed.

We accrue estimated costs of research and development activities conducted by third-party service providers, which include the conduct of preclinical and clinical studies and contract manufacturing activities. Our expenses related to clinical trials are based on estimates of patient enrollment and related expenses at clinical investigator sites as well as estimates for the services provided and efforts expended pursuant to contracts with multiple research institutions and contract research organizations that may be used to conduct and manage clinical trials on our behalf. A portion of our operating expenses are related to development of the manufacturing process and control system, final products at CMOs and additional supply chain related activities. We estimate the amount of work completed through discussions with internal personnel and external service providers in conjunction with reporting information obtained directly from the external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. We record the costs of research and development activities based upon the estimated services provided but not yet invoiced and include these costs in accrued expenses and other current liabilities in our consolidated balance sheets and in research and development expense in our consolidated statements of operations and comprehensive income (loss). We make significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, the actual status and timing of services performed may vary from our estimates and could result in us reporting amounts that are too high or too low in any particular period. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from external third-party service providers. Amounts ultimately incurred in relation to amounts accrued for these services at a reporting date may be substantially higher or lower than our estimates.

Transfer of royalty rights

We accounted for the distribution of SRH LLC units to our stockholders as a special dividend paid-in-kind to stockholders in the amount of $30.0 million representing the fair value of SRH LLC units distributed, and we recognized a financial royalty asset in the amount of $20.0 million representing the fair value of the right to the revenue sharing payments. In aggregate, we recognized a gain on transfer of the royalty rights in the amount of $50.0 million in our consolidated statement of income and comprehensive income for the year ended December 31, 2021. Refer to Note 3 to our consolidated financial statements appearing elsewhere in this prospectus for additional information.

We determined the fair value of the dividend paid-in-kind and the financial royalty asset with the assistance of an independent valuation firm utilizing a discounted cash flow model. The application of the discounted cash flow model requires management’s judgments in forecasting the expected future cash flows of the underlying royalties from our license agreement with Amgen (refer to Note 8 to our consolidated financial statements appearing elsewhere in this prospectus for additional information) and the selection of a risk-adjusted discount rate.

The amounts and duration of forecasted expected future cash flows are largely influenced by sell-side equity research analyst coverage, future commercial performance of the product, and royalty duration. As part of the preparation of the forecasted expected future cash flows, which relies on the sources and variables discussed above, management is required to make assumptions around the following forecast inputs: (1) estimates of the duration of the royalty, which includes consideration of the royalty payment term under the agreement with Amgen, strength of patent protection and anticipated entry of generics, (2) product growth rates and sales trends in outer years, generally projected through statistical curves, and (3) the indications and geographical allocation of annual sales data from sell-side equity research analysts’ models.

In order to determine the appropriate discount rate, we considered multiple sources of information including published studies and surveys. Numerous factors influence the choice of an appropriate discount rate, including external factors (potentially systematic) and internal (potentially unsystematic) on the royalty rights. Developing a risk-adjusted discount rate requires significant judgment. Our estimate of the risk-adjusted discount rate could reasonably be different than the discount rate selected by a market participant, which would mean that the estimated fair value could be significantly higher or lower.

Financial royalty asset, net

We account for the financial royalty asset in accordance with Accounting Standards Codification (ASC) 310, Receivables, as it most closely aligns with the underlying economics of the asset. The financial royalty asset is classified similar to a loan receivable and is measured at amortized cost using the prospective effective interest method described in ASC 835-30, Imputation of Interest.

The effective interest rate is calculated by forecasting the expected cash flows to be received over the life of the asset relative to the initial transaction amount. The effective interest rate is recalculated each reporting period as differences between expected cash flows and actual cash flows are realized and as there are changes to expected future cash flows. Income is calculated by multiplying the carrying value of the financial royalty asset by the periodic effective interest rate. The carrying value of a financial royalty asset is made up of the opening balance, which is increased by accrued interest income and decreased by cash receipts in the period to arrive at the ending balance. If the ending balance is greater than the net present value of the expected future cash flows, a provision is recorded via a charge to earnings to reduce the asset balance to the net present value, except that the carrying value shall not be reduced below the fair value of the financial royalty asset. The carrying value of the financial royalty asset is presented net of the cumulative allowance for changes in expected future cash flows.

The application of the prospective approach to measure the financial royalty asset at amortized cost requires management’s judgment in forecasting the expected future cash flows of the underlying royalties. The amounts and duration of forecasted expected future cash flows used to calculate and measure interest income are largely impacted by sell-side equity research reports related to the underlying product, future commercial performance of the product, royalty duration, and publicly available financial data for competitions, etc.

As part of the preparation of the forecasted expected future cash flows, which relies on the sources and variables discussed above, management relies primarily on the annual forecasted sales data from sell-side equity research analysts. Such sell-side analyst forecasts consider various factors, including product growth rates and sales trends in outer years, which consider various factors including forecasted net sales for indications in which Lumakras is currently approved and the probabilities of technical success and associated forecasted potential net sales in different indications. Management also considers estimates of the duration of the royalty, which includes consideration of the royalty payment term under the Agreement with Amgen, strength of patent protection and anticipated entry of competing products.

In order to determine the appropriate discount rate for the estimated fair value, we considered multiple sources of information including published studies and surveys. Numerous factors influence the choice of an appropriate discount rate, including external factors (potentially systematic) and internal (potentially unsystematic) on the royalty rights.

Impairment and provision for financial royalty asset

We evaluate a financial royalty asset for impairment on an individual basis by comparing the effective interest rate at each reporting date to that of the prior period. If the effective interest rate is lower for the current period than the prior period, and if the gross cash flows have declined (expected and collected), we record provision expense for the change in expected cash flows. The provision, if applicable, is measured as the difference between the financial royalty asset’s amortized cost basis and the net present value of the expected future cash flows, calculated based on the effective interest rate being applied in the current period. The amount recognized as provision expense increases the financial royalty asset’s cumulative allowance, which reduces the net carrying value of the financial royalty asset. The provision recognized shall not reduce the carrying value of the financial royalty asset below its fair value. When the allowance is limited by the fair value of the financial royalty asset, we adjust the accretable yield for the uncaptured adverse change in forecasted cashflows and apply the new effective interest rate prospectively.

In a subsequent period, if there is an increase in expected future cash flows, or if actual cash flows are greater than cash flows previously expected, we reduce the previously established cumulative allowance, resulting in non-cash provision income recorded through the provision for changes in expected cash flows from financial royalty asset on the consolidated statements of operations and comprehensive income (loss). We also recalculate the amount of accretable yield to be received based on the revised remaining future cash flows. The adjustment to the accretable yield is treated as a change in estimate and is recognized prospectively over the remaining life of the financial royalty asset by adjusting the effective interest rate used to calculate income.

Movements in the cumulative allowance for changes in expected future cash flows are accompanied by corresponding provision income or expense. Amounts not expected to be collected are written off against the allowance at the time that such a determination is made. Recoveries of previously written-off amounts are credited to the allowance. In some cases, when a financial royalty asset’s contractual cash flows expire, the final royalty payment may differ from the remaining net carrying value. We account for this non-cash true-up at the end of the royalty term as either provision for changes in expected cash flows from financial royalty asset or as income from financial royalty asset on the consolidated statements of operations and comprehensive income (loss).

Stock-based compensation

We recognize compensation costs related to stock-based awards to employees and non-employees based on the estimated fair value of the awards on the date of grant. We estimate the grant date fair value, and the resulting stock-based compensation, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards. The Black-Scholes option-pricing model requires the use of subjective assumptions to determine the fair value of stock-based awards including:

Fair value of common stock— see the subsection titled “—Common stock valuation” below.

Expected Term— Our expected term represents the period that our stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term).

Expected volatility— Because we are privately held and do not have any trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded life science companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on the similar size, stage in the life cycle, or area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Dividend yield—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

We will continue to use judgment in evaluating the assumptions utilized for our stock-based compensation expense calculations on a prospective basis. In addition to the assumptions used in the Black-Scholes option pricing model, the amount of stock-based compensation expense we recognize in our consolidated financial statements includes stock option forfeitures as they occur. Such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expenses could be materially different. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the periods presented.

Stock-based compensation expenses were $0.6 million and $0.9 million for the years ended December 31, 2021 and 2022, respectively. As of December 31, 2022, we had $4.5 million of total unrecognized stock-based compensation expense related to stock options, which we expect to recognize over a weighted-average period of 3.4 years. We expect to continue to grant equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

The intrinsic value of all outstanding options as of September 30, 2023, was approximately $     million, based on an assumed initial public offering price of  $    per share, of which approximately $    million is related to vested options and approximately $    million is related to unvested options.

Common stock valuation

As there has been no public market for our common stock to date, the estimated fair value of our common stock underlying our share-based awards was estimated on each grant date by our management and approved by our board of directors. Our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development, our business strategy, material risks related to our business, the prices at which we sold shares of our convertible preferred stock, the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock, our financial condition and operating results, the market conditions and trends in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of marketability of our common stock. Valuations of our common stock were prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The equity value of our business was primarily estimated by reference to the closest round of equity financing preceding the date of the valuation with new investor participation. In allocating the equity value of our business among the various classes of stock we used a hybrid method that computed the probability-weighted value across two scenarios: the Initial Public Offering (IPO) and the Option Pricing Method (OPM) scenario (reflecting the non-IPO scenarios). Under the OPM framework, we performed a series of call-option value calculations using the Black-Scholes option pricing model. These option calculations were established at different breakpoints (value inflection points, which represent changes in the allocation or proceeds to the investors in our capital structure). The value differential (tranche) between sequential options was then allocated to the stockholders based on their respective interests in the allocation between the sequential breakpoints. A discount for lack of marketability was then applied to the value of the common stock.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different.

For valuations after the closing of this offering, the fair value of each share of underlying common stock will be based on the closing price of our common stock as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Emerging growth company and smaller reporting company status

We qualify as an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include: (i) being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure in this prospectus; (ii) reduced disclosure about our executive compensation arrangements; (iii) not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved; (iv) an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and (v) an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering;

(iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. As a result of this election, our financial statements may not be comparable to those of other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We are also a “smaller reporting company,” meaning that the market value of our shares held by nonaffiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue was less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250.0 million or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our shares held by nonaffiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recent accounting pronouncements

Refer to Note 2—Basis of Presentation and Significant Accounting Policies to our consolidated financial statements appearing elsewhere in this prospectus for a discussion of recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on our financial condition of results of operations.

Internal controls over financial reporting

In connection with the audit of our financial statements as of and for the year ended December 31, 2022, we identified material weaknesses in our internal control over financial reporting. See the section titled “Risk factors—Risks related to our business and operations—We have identified material weaknesses in our internal control over financial reporting. If we fail to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.”

Quantitative and qualitative disclosures about market risk

Market risk represents the risk of loss that may impact on our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in exchange rates, interest rates, or inflation.

Foreign currency exchange risk

Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the United States and Australia. Our results of current and future operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. A hypothetical 10% increase or decrease in the relative value of the U.S. dollar to other currencies would not have a material effect on our operating results. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Interest rate risk

We had cash and cash equivalents of $49.0 million and marketable securities of $89.2 million as of December 31, 2022. Cash and cash equivalents consist of bank deposits and money market funds. Our marketable securities generally consist of U.S. treasury securities and agency bonds, U.S. and foreign commercial paper and corporate debt securities. The cash, cash equivalents and marketable securities are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. An immediate 10% increase or decrease in interest rates would not have a material effect on the fair value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations, other than its impact on the general economy.

Business

Overview

We are a clinical-stage biotechnology company dedicated to developing life-changing therapeutics for people living with metabolic diseases including obesity and diabetes. Obesity and diabetes are the two most prevalent diseases in the world, affecting more than 750 million people, and are associated with severe health complications, including cardiovascular disease (CVD), chronic kidney disease (CKD), as well as an increased risk of death, among others. Despite recent approvals of drugs (such as Ozempic/Wegovy, marketed by Novo Nordisk, and Mounjaro, marketed by Eli Lilly) targeting select metabolic hormones, or incretins, for the treatment of these diseases, we believe a number of limitations remain including tolerability, prolonged titration schemes, and administration and supply challenges. We are developing our broad, wholly-owned pipeline of novel incretin agonists, using our Chemotype Evolution platform, with the potential to address these shortcomings and produce significant weight loss and glycemic control. Our patient-focused portfolio has the potential to provide differentiated solutions for every patient’s individual metabolic health journey.

Our clinical pipeline targets two main incretins, glucagon-like peptide-1 (GLP-1), and glucose-dependent insulinotropic polypeptide (GIP), both of which play significant roles in energy homeostasis. Our three clinical-stage product candidates are:

•	CT-388, a once-weekly subcutaneous injectable, dual GLP-1/GIP receptor agonist for the treatment of obesity and type 2 diabetes (T2D);

•	CT-996, a once-daily oral, small molecule GLP-1 receptor agonist for the treatment of obesity and T2D; and

•	CT-868, a once-daily subcutaneous injectable, dual GLP-1/GIP receptor agonist for the treatment of type 1 diabetes (T1D) patients with overweight or obesity.

In June 2023, we announced proof-of-concept data from our ongoing Phase 1/2 multiple ascending dose (MAD) clinical trial for CT-388, which we are developing for patients with obesity and T2D. We observed statistically significant weight loss after four weeks of treatment across all cohorts and an average weight loss of 8.4%, or approximately 17 pounds, in the highest dose cohort. CT-388 also demonstrated favorable tolerability results with the most common treatment emergent adverse events (TEAEs) being mild to moderate in severity and gastrointestinal (GI) related, which are consistent with the adverse events (AEs) in the incretin therapeutic class. We are exploring additional durations of treatment, doses and titration schemes in this clinical trial and expect to announce additional data in     .

We are developing CT-996, an oral small molecule, in an ongoing Phase 1 first-in-human clinical trial in participants with overweight or obesity and in cohorts of participants with overweight or obesity and T2D. In      2023, we reported that preliminary Phase 1 pharmacokinetic (PK) results support once-daily oral dosing of CT-996 and a tolerability results that have been consistent with the GLP-1 receptor agonist class with the majority of TEAEs being GI-related and mostly mild in severity. We are developing CT-996 to offer patients a convenient route of administration, which is meaningful in the treatment of chronic diseases such as obesity and T2D. We expect to announce additional data from our Phase 1 clinical trial in     .

We are developing CT-868 as an adjunct to insulin for the treatment of T1D participants with overweight or obesity. In our Phase 1 mechanism of action clinical trial in T2D participants with overweight or obesity, CT-868 lowered plasma glucose with significantly less insulin excursion compared to placebo or active control with overweight or obesity. In our completed Phase 2 clinical trial in T2D participants, CT-868 reduced glycated hemoglobin (HbA1c), a measurement of a participant’s average blood glucose levels over several months. We are currently conducting a Phase 1 mechanism of action clinical trial in T1D participants to assess glucose homeostasis and expect to report data in     . We plan to conduct a Phase 2 proof-of-concept clinical trial in participants with overweight or obesity with T1D and expect to report data in     .

In addition to our clinical pipeline, we are advancing other promising candidates for the treatment of metabolic diseases. Our most advanced program is targeting peptide tyrosine tyrosine (PYY), for which we have ongoing preclinical studies. We are developing this long-acting PYY analog initially as a potential treatment for Prader Willi syndrome. Prader Willi syndrome is a rare, complex genetic condition that is associated with insatiable hunger, low muscle tone, short stature, cognitive deficits and problematic behaviors. In addition, our initial research indicates that our long-acting PYY analog could be combined with other incretin agonists for the treatment of other metabolic diseases.

High prevalence of obesity and diabetes

Obesity is a complex and chronic disease defined as having body mass index (BMI) of greater than or equal to 30, and is associated with more than 200 chronic comorbidities such as diabetes, CVD, sleep apnea, CKD, and some cancers, as well as an increased risk of death. It is the most common chronic disease in the world, affecting more than 750 million people. The prevalence of obesity tripled since 1975 and is projected to affect one billion people globally by 2030. No country has observed a decline in obesity rates since 1975. In the United States, nearly 74% of adults are overweight, with a BMI between 25 and 30, or obese. Currently, 42% of adults in the United States are obese, and by 2030, it is estimated that nearly one in every two adults in the United States will be obese.

T2D is a chronic disease of sustained high blood glucose levels. Unlike T1D, patients with T2D have relatively functional pancreatic cells and can produce endogenous insulin. Insulin is a hormone produced by the pancreas that enables glucose to enter cells to provide the required energy for normal tissue and organ function. T2D results from either the pancreas not producing enough insulin or the body’s cells not responding normally to insulin, known as insulin resistance. Poorly controlled diabetes can lead to severe health complications including microvascular and macrovascular complications, such as an increased risk of heart attack, stroke, neuropathy, limb amputation, blindness, and kidney failure. Over 400 million people worldwide live with diabetes and approximately 90% of all diabetes cases are T2D. In 2019, diabetes was the direct cause of 1.5 million deaths worldwide. In the United States, approximately 9% of people have T2D and approximately one third have prediabetes. T2D is a progressive and often lifelong disease. Ninety percent of people with T2D are also overweight or obese and individuals with obesity are seven times more likely to develop T2D than those with a normal BMI between 18 and 25.

T1D is an organ-specific chronic autoimmune disease where a patient’s insulin-producing pancreatic beta cells are attacked and destroyed. As a result, insulin must be replaced through subcutaneous injections or pumps. There are 8.4 million people worldwide living with T1D and diagnoses have been increasing at four times the rate of global population growth. In the United States, 1.8 million people have been diagnosed with T1D and that number is expected to grow to 2.1 million by 2040. Correctly balancing insulin injections and blood glucose levels can be a burdensome process for those living with T1D and serious complications can develop if this balance is not correctly managed. Despite currently available treatments and blood glucose monitoring devices, less than one-third of patients consistently achieve target blood-glucose levels.

Current treatment landscape and limitations

The first line treatment for obesity and T2D is lifestyle change – a combination of diet, exercise, and behavior therapy – and, in the case of T2D, metformin. While lifestyle modifications can produce weight loss, the magnitude required for disease modification (approximately 10% to 15% of total body weight) is often difficult to achieve and sustain over time outside of a clinical trial setting. A third-party retrospective observational study of over 10,000 participants with obesity enrolled in a medically supervised weight management program demonstrated an average weight loss of 5.8% over a 5-year period. Until recently, there have been very few pharmacological treatments available that have safely produced a disease modifying magnitude of weight loss.

Third-party clinical data with incretin-targeted therapeutics have demonstrated substantial and sustained reductions in body weight, as well as the ability to lower blood glucose and improve HbA1c. Semaglutide, a GLP-1 receptor agonist, is marketed by Novo Nordisk as Wegovy (approved up to 2.4 mg for the treatment of obesity) and as Ozempic (approved up to 2 mg for the treatment of T2D). Tirzepatide, a dual GLP-1/GIP receptor agonist, is marketed by Eli Lilly as Mounjaro (approved up to 15 mg for the treatment of T2D) and is under regulatory review for the treatment of obesity. A 68-week randomized controlled clinical trial (STEP-1) of semaglutide (Wegovy) in 1,961 adults with overweight or obesity resulted in an approximately 12% average placebo- adjusted net weight loss. In a seminal cardiovascular outcomes clinical trial (SELECT), which enrolled 17,604 adults over a period of up to five years, treatment with semaglutide (Wegovy) reduced the risk of major adverse cardiovascular events by 20% in adults with overweight or obesity. In a separate Phase 3 clinical trial (STEP-HFpEF), semaglutide (Wegovy) led to significant improvement in symptoms, physical limitations, exercise and body weight in patients with heart failure with preserved ejection fraction (HFpEF). A 72-week randomized controlled clinical trial (SURMOUNT-1) of tirzepatide (Mounjaro) demonstrated an average placebo-adjusted net weight loss of approximately 18% in over 2,500 adults with overweight or obesity and at least one weight-related complication, excluding diabetes. In another Phase 3 clinical trial (SURMOUNT-3), after 12 weeks of intensive lifestyle intervention where participants achieved 6.9% mean weight loss, patients that then received tirzepatide (Mounjaro) achieved an additional 21.1% mean weight loss. These results highlight the difficulty for patients living with overweight or obesity to achieve their weight loss goals with diet and exercise alone. Collectively, we believe these data strongly validate these incretin targets to provide significant reductions in body weight and normalized blood glucose. On the basis of these and Ozempic clinical trial results, 2023 sales for Ozempic/Wegovy and Mounjaro are estimated to be $17.0 billion and $4.3 billion by year end, respectively. Based on projections, these sales figures are expected to grow to $31.3 billion and $28.5 billion by 2030, respectively.

Despite these advancements in the treatment of obesity and T2D, a number of key limitations remain for the incretin therapeutic class, including tolerability, prolonged titration schemes, and administration and supply challenges. Treatment with approved GLP-1 receptor agonists can result in undesirable GI-related AEs, which limits the maximum dose tolerated and also results in prolonged titration schemes to allow the patient’s body time to adjust to the therapy before increasing dose. Approximately 77% to 97% of T2D patients treated with Ozempic/Wegovy and Mounjaro never reach the highest, and typically most efficacious, dose. Furthermore, Mounjaro, for example, has a five-step titration scheme that can take up to 20 weeks to reach the maximum dose of 15.0 mg. Finally, certain doses of Ozempic/Wegovy and Mounjaro are currently on several global health authorities’ drug shortage lists. To help address these supply challenges, we believe additional modalities, such as oral small molecules, will be required. Oral therapies would also offer patients a more convenient route of administration versus subcutaneous injection, which is meaningful in the treatment of chronic metabolic diseases. Lastly, the only currently-approved oral peptidic GLP-1 therapeutic, semaglutide (Rybelsus, marketed by Novo Nordisk), has limitations, including a required 30-minute fasting period before dosing and low bioavailability, which requires a higher dosing regimen compared to subcutaneous semaglutide formulations of Ozempic and Wegovy. Approved injectables are also required to be shipped and stored below certain temperatures.

Our approach

We leverage our proprietary Chemotype Evolution platform to discover our product candidates. After we identify a target of interest, the platform is designed to efficiently optimize drug candidates by completing successive iterations of library synthesis and screening. With each round of testing, we gain insights into target function and potential new product candidate leads. By iteratively tuning the pharmacology of our product candidates, we aim to identify the optimal development candidate to progress. The platform enabled the generation of a pipeline of programs designed to have potent and selective signaling properties as well as other favorable attributes including bioavailability, the proportion of the drug that has an active effect, and half-life. We believe a key differentiator of our product candidates is that they were purposefully designed with biased-signaling, which could improve the therapeutic window of our product candidates.

Both the GLP-1 and GIP receptors belong to the class of receptors called G protein-coupled receptors (GPCRs). When GLP-1 or GIP binds to its respective receptor it causes the receptor to change shape, which results in the activation of the G protein complex and subsequent signaling pathway. In the case of both GLP-1 and GIP, binding with their respective receptors results in the activation of the cyclic adenosine monophosphate (cAMP) signaling pathway. ß-arrestin is also recruited to the receptor upon activation, which then diminishes the G protein signaling, partially through receptor trafficking. As shown in Figure 1 below, liraglutide, an unbiased GLP-1 receptor agonist, recruits ß-arrestin, and CT-868, a biased receptor agonist, does not recruit ß-arrestin. Our studies have shown that a biased GLP-1 receptor agonist that activates cAMP with minimal to no ß-arrestin recruitment resulted in prolonged glucose lowering and weight loss.

Figure 1. Biased dual GLP-1/GIP receptor agonism with cAMP activation and minimal to no ß-arrestin recruitment.

To maximize the therapeutic window of our product candidates, we designed them with signaling bias to preferentially activate cAMP while having minimal to no ß-arrestin recruitment. This results in decreased receptor internalization (endocytosis) and desensitization, both of which leads to prolonged pharmacological activity. We believe a therapeutic that demonstrates biased agonism on both receptors provides two key benefits over unbiased GLP-1 and GIP receptor agonists: (1) increased activity due to less receptor internalization and (2) potentially improving tolerability of the treatment. The only approved dual GLP-1/GIP receptor agonist, tirzepatide, is a biased GLP-1 agonist with very low recruitment of ß-arrestin, but unbiased to GIP. Although the respective contributions of GLP-1 and GIP to the overall effects of tirzepatide are not known, we believe that CT-388’s designed signaling bias could lead to greater weight loss and glycemic control as well as more favorable tolerability results.

Our pipeline and programs

Our patient-focused portfolio of wholly-owned product candidates for the treatment of metabolic diseases is summarized in the figure below:

CT-388 is a once-weekly subcutaneous injectable, dual GLP-1/GIP receptor agonist, for the treatment of obesity and T2D. We designed CT-388 to have potent activity on both the GLP-1 and GIP receptors but with minimal to no ß-arrestin recruitment on either receptor. This biased signaling significantly minimizes receptor internalization and consequent desensitization, which we believe leads to prolonged pharmacological activity. In third-party clinical trials, both GLP-1 and GIP receptor agonists were shown to lead to greater weight loss and glycemic control compared to mono GLP-1 receptor agonists.

In June 2023, we announced data for CT-388 from our ongoing Phase 1/2 clinical trial. Statistically significant weight loss was observed after 4 weeks of treatment across all cohorts, and an average weight loss of 8.4%, or approximately 17 pounds, in the highest dose cohort. CT-388 demonstrated favorable tolerability results with the most common TEAEs being mild to moderate in severity and GI-related, which are consistent with the incretin therapeutic class. Based on the TEAEs observed, as compared to GLP-1 receptor agonists currently approved by the U.S. Food and Drug Administration (FDA), we are investigating a higher starting dose, a higher maximum dose and simpler titration schemes. We expect to announce additional data in     .

CT-996 is a once-daily oral, small molecule GLP-1 receptor agonist for the treatment of obesity and T2D. We designed CT-996 to exhibit signaling bias on the GLP-1 receptor, resulting in activation of cAMP with minimal to no recruitment of ß-arrestin. Because ß-arrestin recruitment and internalization are mechanisms of desensitization, we believe the lack of ß -arrestin activation could improve the therapeutic window. CT-996 was designed to achieve high potency and selectivity while maintaining desired levels of oral bioavailability. In preclinical studies of CT-996, we observed robust in vivo activity in both rodents and nonhuman primates (NHPs) including high bioavailability, favorable PK results and no significant toxicology findings.

In      2023, we reported that interim Phase 1 PK clinical trial results support once-daily oral dosing of CT-996 and tolerability results that are consistent with the GLP-1 receptor agonist class with the majority of TEAEs being GI-related and mostly mild in severity. We are developing CT-996 to offer patients a convenient route of administration, which is meaningful in the treatment of chronic metabolic diseases such as obesity and T2D. We expect to announce additional data from our Phase 1 clinical trial in     .

CT-868 is a once-daily subcutaneous injectable, dual GLP-1/GIP receptor agonist currently in development as an adjunct to insulin for the treatment of T1D patients with overweight or obesity. We designed CT-868 to exhibit signaling bias with no ß-arrestin recruitment to either GLP-1 or GIP receptors. We believe existing third-party clinical data demonstrate the benefits of GLP-1 receptor agonists on weight loss, HbA1c, blood glucose, and insulin secretion, among other effects. Given the dual-agonism of CT-868, we have also investigated the impact of GIP receptor activity on glucose homeostasis. In a preclinical study, we administered CT-868 to GLP-1 receptor knockout mice to isolate the GIP mediated effect. Results showed lowering of glucose levels but without the corresponding insulin excursion, thereby indicating possible GIP-mediated insulin independent clearance and/or insulin sensitization which we believe further supports CT-868 as an adjunct to insulin for treatment of T1D.

In our previous Phase 1 mechanism of action clinical trial in T2D participants with overweight or obesity, CT-868 lowered plasma glucose with significantly less insulin excursion compared to placebo or active control. In our completed Phase 2 clinical trial in T2D participants with overweight or obesity, CT-868 reduced HbA1c. We are currently conducting a Phase 1 mechanism of action clinical trial in T1D participants to assess glucose homeostasis and expect to report data in     . We plan to conduct a Phase 2 proof-of-concept clinical trial in participants with overweight or obesity with T1D and expect to report data in     .

In addition to our clinical pipeline, we are advancing other candidates for the treatment of metabolic diseases. Our most advanced preclinical program is a long-acting PYY analog initially being developed as a potential treatment for Prader Willi syndrome and obesity.

Our team and investors

Our leadership team and board of directors have significant experience discovering, developing and commercializing therapies, particularly for metabolic diseases. Our President and Chief Executive Officer, Heather Turner, JD, brings over 20 years of life science leadership, including significant experience developing metabolic therapies. Our Chief Medical and Scientific Officer, Manu Chakravarthy, M.D., Ph.D., is a physician-scientist trained in internal medicine, endocrinology, diabetes and metabolism. Dr. Chakravarthy’s deep experience in the field of metabolic diseases extends back to his time at Eli Lilly where he previously served as Vice President and Global Head of External R&D and Innovation Strategy in Diabetes and Cardiovascular Research. Michael Gray, MBA, our Chief Operating and Financial Officer, brings nearly 20 years of public and private leadership experience, including broad strategic, financial and operating experience in global life science companies. Other members of our management team have held various roles at AstraZeneca, Johnson & Johnson and Merck.

We are supported by our board of directors including Tim Garnett, FRCOG, MBBS, FFPM, who previously spent over 20 years at Eli Lilly and served as Chief Medical Officer as well as Anne M. Phillips, M.D., who served as Senior Vice President, Clinical Development, Medical and Regulatory Affairs for Novo Nordisk. Our scientific advisory board is comprised of metabolic disease experts from around the world who have been engaged in the development of innovative therapies for decades. We also have a leading syndicate of investors which includes The Column Group, Deep Track Capital, Frazier Life Sciences, Janus Henderson Investors, Millennium, RA Capital, TCG Crossover, Venrock and 5AM Ventures.

Our strategy

Our mission is to develop life-changing therapeutics for people living with metabolic diseases including obesity and diabetes. The key components of our business strategy to achieve this mission are:

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Advance a patient-focused metabolic pipeline against validated targets with differentiated product profiles. The extensive data generated from large clinical trials evaluating now approved pharmacological treatments targeting GLP-1 and GIP provides strong clinical proof-of-mechanism for our pipeline and highlights the potential impact on overall patient health of these therapies. We purposefully designed our product candidates with a differentiated biased signaling approach with the goal of enhancing treatment options and improving clinical outcomes for a broad range of patients living with metabolic diseases.

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Design robust clinical programs to maximize the potential of our product candidates. Our clinical development plans are designed to efficiently generate early-stage comprehensive datasets to inform our late-stage clinical trials. Leveraging our internal capabilities and the extensive expertise of our network of key metabolic disease advisors, we are deliberately investigating a multitude of dosing and titration schemes in our clinical programs to gain a deep understanding of how patients respond to and could potentially benefit from our pipeline of novel incretin targeted product candidates. For instance, we are studying our lead candidate, CT-388, in a Phase 1/2 clinical trial that has more than ten cohorts to investigate varying doses (including the starting and maximum dose), titration schemes and durations. We believe the differentiated molecular pharmacology of our product candidates and adaptive trial designs enable us to elucidate the therapeutic window boundaries of our product candidates.

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Continue to develop our research pipeline of product candidates for a range of metabolic diseases. We have a pipeline of preclinical programs that range from novel treatments for a rare metabolic disease to next generation product candidates for obesity and diabetes. For example, we continue to advance our preclinical program targeting PYY for the treatment of Prader Willi syndrome. We are also developing an oral small molecule dual GLP-1/GIP receptor agonist as a treatment for obesity and T2D as well as a potential triple combination candidate targeting GLP-1, GIP and PYY.

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Maximize the potential of our product candidates through strategic partnerships. Because of the magnitude of the market opportunity in large indications like obesity and T2D, as well as the fact that established treatments exist in these markets, we believe the best way to maximize the value of CT-388 and CT-996 will be through strategic partnerships. We intend to explore opportunities with third parties that bring late-stage clinical development and commercialization expertise, infrastructure, and the resources to meaningfully enhance the potential of the product candidates across a range of comorbid indications. We aim to consummate such partnerships at a time when we believe we are best able to maximize both shareholder value and opportunities for patients. Additionally, we plan to retain the rights for our pipeline candidates that are being developed for indications that have more defined physician call points, smaller patient populations and/or less competition.

Overview of obesity and diabetes

Background and prevalence

Obesity

Obesity is a complex and chronic disease defined as having a BMI of greater than or equal to 30, and is associated with more than 200 comorbidities, including CVDs like heart attack and stroke, which are the leading causes of death worldwide, as well as diabetes, which can lead to blindness, limb amputations and the need for dialysis. Notably, the risk for these diseases increases with higher BMI, underscoring the need for weight management treatments.

Obesity is the most prevalent chronic disease worldwide, with more than 750 million people living with the disease. The prevalence of obesity has been rapidly increasing in recent decades, tripling between 1975 and 2016 and it is predicted that one billion people globally will be living with obesity by 2030. No country has observed a decline in obesity rates since 1975. The prevalence is even higher in the United States, where nearly 74% of adults are overweight, with a BMI between 25 and 30, or obese. Currently, 42% of adults in the United States are obese, and by 2030, it is estimated that nearly one in every two adults in the United States will be obese. Weight loss has been shown to result in improvement in many of these comorbidities. Unfortunately, once an individual is obese, it is often very difficult to lower weight with exercise and diet.

The economic burden of obesity is significant. A 2018 Milken Institute study estimated the total annual cost of chronic diseases caused by obesity and excess weight to be $1.72 trillion in the United States alone in 2016, which equates to 9.3% of gross domestic product. Most obesity-related healthcare spending is generated by the severe complications of obesity, including diabetes, osteoarthritis, and CVD. Beyond the cost to the healthcare system, there is significant personal cost for the individuals living with obesity, from higher medical expenses, lost wages and higher-work related costs, and insurance claims. An effective treatment for long-term weight-management could lead to significant reductions in healthcare spending and utilization.

Type 2 diabetes

T2D is a chronic disease that occurs when a patient has sustained high levels of glucose in their bloodstream. Insulin is a hormone produced by the pancreas and it enables glucose to enter cells to provide energy needed for normal tissue and organ function. T2D results from either the pancreas not producing enough insulin or the body’s cells not responding normally to insulin, known as insulin resistance. Poorly controlled diabetes can lead to severe health complications including microvascular and macrovascular complications, such as an increased risk of heart attack, stroke, neuropathy, limb amputation, blindness, and kidney failure.

Over 400 million people worldwide live with diabetes and approximately 90% of all diabetes cases are T2D. In 2019, diabetes was the direct cause of 1.5 million deaths worldwide. In the United States, approximately 9% of people have T2D and approximately one third have prediabetes. The key risk factors for developing T2D include: overweight, aged 45 years or older, a close relative with T2D, sedentary lifestyle, or a history of gestational diabetes. Additionally, certain ethnicities are at higher risk of developing T2D, including African American, Hispanic, American Indian, or Native Alaskan. T2D is a progressive and often lifelong disease. The best way to prevent or delay T2D is through lifestyle changes, including reaching and maintaining a healthy body weight.

Relationship between obesity and T2D

Obesity is a leading risk factor for developing T2D – 90% of people with T2D are overweight or obese, and individuals with obesity are seven times more likely to develop T2D than those with a normal BMI between 18 and 25. Obesity-related prediabetes also increases the risk of developing T2D. The rising rates of T2D have mirrored the growing number of obesity cases. Since 1980, the incidence of T2D has doubled. Additionally, T2D previously was considered an adult-onset condition but with the rise of childhood obesity, there is an increasing number of T2D cases in children. By 2050, an estimated one in three Americans will have diabetes.

Type 1 diabetes

T1D is an organ-specific chronic autoimmune disease where a patient’s insulin-producing pancreatic beta cells are attacked and destroyed. As a result, insulin must be replaced through injections or a subcutaneous pump. The pathophysiology of T1D differs from T2D where the body becomes resistant to insulin, meaning insulin is produced by the pancreas but the body cannot effectively use it.

Approximately 8.4 million people worldwide live with T1D, or about 5% to 10% of all diabetes cases, and diagnoses have been increasing at four times the rate of global population growth. In the United States, 1.8 million people have been diagnosed with T1D and that number is expected to grow to 2.1 million by 2040. T1D usually develops in children, teens and adults less than 35 years of age, but it can happen at any age. It can be months or years before symptoms of T1D are noticed but once symptoms appear, they can be severe.

Correctly balancing insulin injections and blood glucose levels can be a burdensome process for those living with T1D and serious complications can develop if this balance is not correctly managed. Two common and serious complications of T1D are diabetic ketoacidosis, which occurs as a result of uncontrolled high blood glucose levels, and hypoglycemia (low blood glucose). Diabetic ketoacidosis is a life-threatening complication of diabetes which occurs when, in the absence of insulin, the liver begins to break down fat for fuel instead. This process produces ketones which can build up to dangerous levels in the body and cause headache, fatigue, muscle stiffness or aches, nausea and vomiting, and stomach pain. Hypoglycemia can occur from incorrectly managing insulin intake, for example the timing or amount of insulin, waiting too long to eat or not eating enough, or a higher-than-normal level of physical activity. Untreated low blood glucose can lead to serious complications, including loss of consciousness, seizure, and death.

Relationship between T1D and obesity

Tight glucose control is critical for T1D patients to reduce the risk of long term microvascular and macrovascular complications. Unfortunately, chronic insulin therapy is believed to be one of the biggest drivers of weight gain for T1D patients. As a T1D patient gains weight, they will require higher doses of insulin to achieve the same glycemic control. This can lead to additional weight gain and perpetuate a vicious cycle of increasing insulin needs and weight gain, which in turn can worsen the symptoms and progression of a patient’s diabetes. High fatty acid and high glucose concentrations have a negative impact on the health of pancreatic beta cells making these cells increasingly susceptible to destruction by the immune system, which provides a mechanistic argument for how overweight or obesity can worsen T1D. The rate of obesity in people with T1D is similar to that of the broader U.S. adult population, approximately 40%.

The Pittsburgh Epidemiology of Diabetes Complications study of adults with T1D revealed that the prevalence of overweight individuals increased from 29% in 1986-1988 to 42% in 2004-2007, and the prevalence of obesity increased from 3% to 23% in the same time period. The study authors suggested that weight gain in this group could not be explained by aging or lifestyle alone, and instead proposed that it was a result of insulin replacement therapy.

The worldwide obesity epidemic, and in particular, the rising rates of pediatric obesity, underscores the additional challenge for people living with T1D to maintain their weight while also managing tight glucose control. Other reasons for weight gain in people with T1D are defensive snacking to avoid hypoglycemia when exercising, or additional carbohydrate intake to manage hypoglycemia events when they occur.

Costs related to diabetes

The direct costs of diabetes are borne by people living with diabetes, private and public payers, and governments. The increase in global health expenditure due to diabetes (for adults aged 20-79 years) has grown from $232 billion in 2007 to $966 billion in 2021 – and is expected to grow to $1.03 trillion by 2030. The United States has the highest diabetes-related health costs in the world with over $379 billion spent in 2021.

Current treatments

Obesity and T2D

Overview

The first line treatment for obesity and T2D is lifestyle change – a combination of diet, exercise, and behavior therapy – and, in the case of T2D, metformin. Metformin has beneficial effects on HbA1c and is weight neutral, but GI-related AEs are common. While these first line treatments can produce weight loss and reverse T2D in many patients, the magnitude of weight loss required for disease modification (approximately 10% to 15% of total body weight) is often difficult to achieve and sustain over time outside of a clinical setting. A third-party retrospective observational study of over 10,000 participants with obesity enrolled in a medically supervised weight management program demonstrated an average weight loss of 5.8% over a 5-year period. Until recently, there have been very few pharmacological treatments available that have safely produced a disease modifying magnitude of weight loss.

U.S. guidelines for the treatment of diabetes, including those from the American Diabetes Association (ADA) and the American Association of Clinical Endocrinology, recommend the use of GLP-1 receptor agonists as first or second line therapy after metformin followed by several other classes of pharmacological treatments for T2D, including sodium-glucose co-transporter 2 inhibitors (SGLT2s), sulfonylureas, meglitinides, dipeptidyl peptidase 4 inhibitors (DPP4s), and thiazolidinediones. Additional medications have been approved by the U.S. Food and Drug Administration (FDA) for obesity management, including phentermine, orlistat, phentermine/topiramate ER, and naltrexone/bupropion. However, utilization of these medications is limited by several factors including short-term use indication, stimulant properties, GI-related side effects, and undesirable systemic effects.

People living with obesity who are unable to manage their weight through lifestyle changes and/or weight loss therapeutics have few options beyond surgical intervention. Surgical options for short-term weight loss include minimally invasive FDA-approved medical devices. However, these minimally invasive approaches can be costly, often with limited insurance coverage, and there are limited data supporting clinical benefit in people with diabetes. In certain cases, ADA guidelines recommend metabolic surgery, predominantly vertical sleeve gastrectomy and Roux-en-Y gastric bypass, which can result in weight loss and other benefits in people with T2D and obesity. However, long term data suggests that 35-50% of patients who initially achieved remission of diabetes eventually experience a recurrence. For instance, in a study of 1,406 patients, the average weight regain post-bariatric surgery ranged from 5.7% at 1 year to 15% after 5 years. In the same study, 72% of the patients regained at least 10% body weight compared to their lowest post-operative weight 5 years from surgery.

Incretin class of therapeutics

The connection between the pancreas, the gut, and incretins was first described more than a century ago, and subsequently, the important role that incretins play in metabolism and energy homeostasis has been extensively studied and well established in preclinical and clinical research. Currently marketed incretin-targeted therapeutics have been shown to aid in weight loss and provide several other clinical benefits, including lower levels of blood glucose and glycate hemoglobin, improved cardiovascular, renal and limb outcomes, and reduction in all-cause mortality in people with T2D. Positive clinical trial outcomes data and real-world evidence of approved GLP-1 and GLP-1/GIP receptor agonists have heightened awareness of these therapies and their impact on overall patient health.

GLP-1 and GIP receptor agonists are validated therapeutics

There are two main incretins in humans, GLP-1 and GIP. GIP was the first incretin isolated and sequenced in 1971, while GLP-1 was described later in 1985. Both GLP-1 and GIP receptors have been found in various pathways of the body, notably the gut and central nervous system (CNS).

In response to the consumption of food, incretins are released from the gut to facilitate postprandial metabolism. Once secreted, GLP-1 and GIP activate their respective receptors on pancreatic beta cells, which, in turn, stimulates insulin secretion in a glucose-dependent manner. Additionally, GLP-1 inhibits glucagon secretion in a glucose-dependent manner, slows gastric emptying, increases satiety, and reduces food intake. GIP stimulates glucose and lipid uptake in fat cells, promotes bone strength, and modulates secretion of glucagon in an inverse response to glucose to protect against hypoglycemia.

Initial therapeutic development of incretins focused on short-acting GLP-1 analogs for the treatment of T2D. In 2005, FDA approved the first incretin therapy for the treatment of T2D, a GLP-1 analog called exenatide (Byetta). In 2014, liraglutide 3.0 mg (Saxenda) became the first long-acting GLP-1 receptor agonist approved by the FDA for weight management in people with a BMI ≥30 or ≥27 with ≥1 weight-related comorbidity, as an adjunct to diet/exercise. Today, several long-acting GLP-1 receptor agonists have been approved by the FDA for the same weight loss indication, including semaglutide 2.4 mg (Wegovy), and the dual GLP-1/GIP receptor agonist tirzepatide (Mounjaro) has filed a new drug application for approval with the FDA.

Third-party clinical data with incretin-targeted therapeutics have demonstrated substantial and sustained reductions in body weight, as well as the ability to lower blood glucose and improve HbA1c. Semaglutide, a GLP-1 receptor agonist, is marketed by Novo Nordisk as Wegovy (approved up to 2.4 mg for the treatment of obesity) and as Ozempic (approved up to 2 mg for the treatment of T2D). Tirzepatide, a dual GLP-1/GIP receptor agonist, is marketed by Eli Lilly as Mounjaro (approved up to 15 mg for the treatment of T2D) and is under regulatory review for the treatment of obesity. A 68-week randomized controlled clinical trial (STEP-1) of semaglutide (Wegovy) in 1,961 adults with overweight or obesity resulted in an approximately 12% average placebo-adjusted net weight loss. In a seminal (Wegovy) cardiovascular outcomes clinical trial (SELECT), which enrolled 17,604 adults over a period of up to five years, treatment with semaglutide reduced the risk of major adverse cardiovascular events by 20% in adults with overweight or obesity. In a separate Phase 3 clinical trial (STEP-HFpEF), semaglutide (Wegovy) led to significant improvement in symptoms, physical limitations, exercise and body weight in patients with HFpEF. A 72-week randomized controlled clinical trial (SURMOUNT-1) of tirzepatide (Mounjaro) demonstrated an average placebo-adjusted net weight loss of approximately 18% in over 2,500 adults with overweight or obesity and at least one weight-related complication, excluding diabetes. In another Phase 3 clinical trial (SURMOUNT-3), after 12 weeks of intensive lifestyle intervention where participants achieved 6.9% mean weight loss, patients that then received tirzepatide (Mounjaro) achieved an additional 21.1% mean weight loss. These results highlight the difficulty for patients living with overweight or obesity to achieve their weight loss goals with diet and exercise alone. Collectively, we believe these data strongly validate these incretin targets to provide significant reductions in body weight and normalized blood glucose. On the basis of these and Ozempic clinical trial results, 2023 sales for Ozempic/Wegovy and Mounjaro are estimated to be $17.0 billion and $4.3 billion by year end, respectively. Based on projections, these sales figures are expected to grow to $31.3 billion and $28.5 billion by 2030, respectively.

Limitations of current incretin therapies and unmet need

While the benefits of currently marketed GLP-1 and GLP-1/GIP receptor agonists are well-documented in patients with diabetes and obesity, a number of key limitations remain including tolerability, prolonged titration schemes, and administration and supply challenges. The most frequent AEs with GLP-1 receptor agonists are GI-related, particularly nausea and vomiting, which may contribute to treatment discontinuation. Because of the GI-related AEs, the currently available GLP-1 and GLP-1/GIP receptor agonists require prolonged titration schemes, which can last for several months, to acclimatize to the therapeutic and its impact. For instance, a five-step, 20-week titration scheme is required to get to the maximum dose (15 mg) of tirzepatide. Approximately 77% to 97% of T2D patients treated with Ozempic/Wegovy and Mounjaro never reach the highest, and typically most efficacious, dose. Finally, certain doses of Ozempic/Wegovy and Mounjaro are currently on several global health authorities’ drug shortage lists. To address these supply challenges, we believe additional modalities, such as oral small molecules, will be required. Oral therapies would also offer patients a convenient route of administration, which is meaningful in the treatment of chronic metabolic diseases. The market for current oral therapies for T2D, including SGLT2s and DPP4s, was greater than $25 billion in 2022.

Type 1 diabetes

Overview and unmet need

In addition to maintaining a healthy diet and exercise routine, guidelines for treatment of T1D recommend near-normalization of blood glucose through intensive insulin therapy. Insulin therapy can effectively maintain glycemic control for people living with T1D but is a burdensome process, which may result in several daily injections in addition to frequent monitoring of blood glucose levels. Many T1D patients require a combination of long-acting insulin used as a once-daily shot and short-acting insulin, which is injected prior to eating.

Chronic insulin therapy can also lead to weight gain and induce insulin resistance – this cycle may require higher insulin doses, lead to further complications, and reduce quality of life. Obesity affects approximately 40% of adults with T1D. To combat weight gain associated with insulin use, some people living with T1D underdose insulin, increasing the risk of acute diabetic ketoacidosis events and long-term complications. Rates of insulin nonadherence in people living with T1D range from 44% to 77% globally.

Beyond insulin therapy, there are several pharmacologic agents that have been evaluated as potential adjunct therapies in T1D intended to reduce the insulin dose needed for maintaining tight glycemic control. These adjunct therapies include: metformin, which improves insulin sensitivity, pramlintide, which suppresses glucagon and appetite and delays gastric emptying, GLP-1 receptor agonists, or SGLT inhibitors, which increases glucose excretion through the urine. Although these therapies have been designed with the goal of improving glycemic control, they have also shown weight management benefits to varying degrees. Currently, pramlintide is the only FDA-approved adjunct therapy for glucose control in patients with T1D, but widespread utilization of the treatment has been limited due to safety issues associated with a four times increased risk of hypoglycemia, tolerability issues with nausea and vomiting, and frequency of injections.

Research shows that approximately 80% of people with T1D do not consistently achieve glucose targets, which puts them at risk for worsening disease and medical complications. Whether this is due to nonadherence, lack of education, access, or other reasons, it is clear that T1D patients need a treatment strategy that addresses both glycemia control and weight management in a well tolerated way. Additionally, an ideal adjunct therapy for T1D would allow for a less burdensome insulin replacement regimen, for example reduce the number of insulin doses needed or improvement in insulin sensitivity, as well as reduce the risk of hypoglycemia and CVD.

Potential impact of GLP-1 in T1D

To date, GLP-1 receptor agonists have been studied more as a treatment for T2D than T1D, but data generated in T2D participants are helpful to consider in the development of a T1D therapy. Approximately 28% of people with T1D and overweight are currently using GLP-1 treatments off-label. In insulin-treated overweight patients with T2D, treatment with a GLP-1 receptor agonist has stimulated glucose-dependent insulin secretion, suppressed glucagon secretion, slowed gastric emptying, and reduced appetite. It has also resulted in improved glycemic control and weight loss, accompanied by reductions in necessary insulin dose. Importantly, these effects have been observed without an increased risk of hypoglycemia.

Additional studies have produced similar results for participants with T1D; treatment with a GLP-1 receptor agonist resulted in weight loss, smaller postprandial glucose excursions, and reduced insulin requirements, with improved or unaltered glycemic control. Two large-scale third-party clinical trials in participants with T1D showed that liraglutide, a GLP-1 receptor agonist, when added to insulin therapy reduced HbA1c, total insulin dose and body weight.

Our approach

We leverage our proprietary Chemotype Evolution platform to discover our product candidates. After we identify a target of interest, the platform is designed to efficiently optimize drug candidates to target a specific protein by completing successive iterations of library synthesis and screening. With each round of testing, we gain insights into target function and potential new product candidate leads. By iteratively tuning the pharmacology of our product candidates, we aim to identify the optimal development candidate to progress. The platform enabled the generation of a pipeline of programs designed to have potent and selective signaling properties as well as other favorable attributes including bioavailability and half-life. We believe a key differentiator of our product candidates is that they were purposefully designed with biased-signaling, which could improve the therapeutic window of our product candidates.

Intentional design of candidates with specific properties

Unlike high throughput screening, Chemotype Evolution utilizes an iterative approach to refine our optimal molecular properties. Because the proprietary library is synthetically generated, the peptide fragment hybrids that make up the library can have functional properties that are not achieved with natural or traditional non-natural amino acids. The Chemotype Evolution process begins with a known target, for example the GLP-1 receptor, which is tested against our proprietary library. With each subsequent round of screening and optimization, the platform enables us learn more about the impact that can occur by modifying specific amino acids to efficiently design compounds for challenging and impactful targets.

Leveraging signaling bias to improve therapeutic profile of incretins

Both the GLP-1 and GIP receptors belong to the class of receptors called GPCRs. When GLP-1 or GIP binds to its respective receptor it causes the receptor to change shape, which results in the activation of the G protein complex and subsequent signaling pathway. In the case of both GLP-1 and GIP, binding with their respective receptors results in the activation of the cAMP signaling pathway. ß-arrestin is also recruited to the receptor upon activation, which then diminishes the G protein signaling, partially through receptor trafficking. As shown in Figure 2, liraglutide, an unbiased GLP-1 receptor agonist, recruits ß-arrestin, and CT-868, a biased receptor agonist, does not recruit ß-arrestin. Our studies have shown that biased GLP-1 receptor agonist that activates cAMP with minimal to no ß-arrestin recruitment resulted in prolonged glucose lowering and weight loss.

Figure 2. Biased dual GLP-1/GIP receptor agonism with cAMP activation and minimal to no ß-arrestin recruitment.

To maximize the therapeutic window of our product candidates, we designed them with signaling bias to preferentially activate cAMP while having minimal to no ß-arrestin recruitment. This results in decreased receptor internalization (endocytosis) and desensitization, both of which may lead to prolonged pharmacological activity.

The impact of biased agonism for GLP-1 has been demonstrated in both preclinical and clinical settings. Experiments conducted in a ß-arrestin knockout cell line showed prolongation of GLP-1 receptor-induced cAMP signaling. Tirzepatide is a dual GLP-1/GIP receptor agonist shown to be a biased GLP-1 agonist with very low recruitment of ß-arrestin but an unbiased GIP agonist with full ß-arrestin recruitment at that receptor. With this profile, tirzepatide shows reduced GLP-1 receptor internalization. While the respective contributions of GLP-1 and GIP to the overall effects of tirzepatide are not known, the results of the SURMOUNT-1 Phase 3 clinical trial in adults with obesity were positive, with weight loss of up to 22.5%. We believe a GLP-1/GIP targeted agonist with biased signaling to both receptors could lead to greater weight loss and glycemic control as well as more favorable tolerability results.

We believe a therapeutic that demonstrates biased agonism on both receptors provides two key benefits over unbiased GLP-1 and GIP receptor agonists: (1) increased activity due to less receptor internalization and (2) potentially improving tolerability of the treatment. Through the utilization of our Chemotype Evolution platform we have designed a pipeline of incretin therapeutics intended to exhibit the appropriate balance of bias and desirable therapeutic attributes.

Strategic selection of candidate molecules

Our product candidates are purposefully designed and developed to enhance treatment options and improve clinical outcomes for a broad range of patients living with metabolic diseases. During the candidate selection process we consider all key criteria, including indication, patient need, route of administration, and dosing frequency. Our Chemotype Evolution platform provides us with flexibility to be modality agnostic and to selectively tailor the pharmacology of a product candidate based on the needs of a particular disease and patient population.

Our deep knowledge of the biology of metabolic diseases as well as our understanding of the existing unmet patient needs allowed us to undergo the drug discovery process with specific goals and criteria for the desired attributes of our current product candidates. For our GLP-1/GIP receptor agonists like CT-388 and CT-868, we designed profiles to optimize across potency, side effect profile and half-life. Moreover, we finely tuned the level of signaling bias, relative skew between GLP-1 and GIP, pharmacokinetics, and other factors to ultimately select product candidates that we believe could potentially meet or exceed the potency of currently available therapies with less GI-related AEs. For an oral small molecule product candidate like CT-996, bioavailability and potency were important criteria that we explored and optimized through our design process.

Our pipeline

Our patient-focused portfolio of wholly-owned product candidates for the treatment of metabolic diseases is summarized in the figure below.

CT-388: An investigational, once-weekly, subcutaneous injectable dual GLP-1/GIP receptor agonist

We are developing CT-388 for the treatment of obesity and T2D. We designed CT-388 to exhibit signaling bias on both GLP-1 and GIP receptors, resulting in potent activation of cAMP with minimal to no recruitment of ß-arrestin on either receptor. This biased signaling significantly minimizes receptor internalization and consequent desensitization, which we believe leads to prolonged pharmacological activity. In third-party clinical trials, dual GLP-1 and GIP receptor agonists were shown to lead to greater weight loss and glycemic control compared to mono GLP-1 receptor agonists.

Based on its attributes and the clinical results to date, we believe CT-388 has the potential to become a differentiated treatment for obesity given its impact on weight loss.

Preclinical results

In in vitro studies, CT-388 was selective on both GLP-1 and GIP receptors. To evaluate the activity of CT-388 at the GLP-1 and GIP receptors, we measured cAMP signaling and ß-arrestin recruitment in human cell lines overexpressing either GLP-1 or GIP receptors. As reflected in Figure 3 below, unlike native GLP-1 and GIP, CT-388 activated cAMP signaling but induced minimal to no recruitment of ß-arrestin.

Figure 3. Minimal recruitment of ß-arrestin observed with CT-388 compared to native GLP-1 and GIP. Values represent mean +/- standard deviation.

Phase 1/2 clinical trial of CT-388

Design

We are currently conducting a multi-arm, double-blind, placebo-controlled Phase 1/2 clinical trial of CT-388. The primary endpoint of this clinical trial is to evaluate the safety and tolerability of CT-388 in adult participants with overweight and obesity. Cohorts 1-8 have been completed and data have been reported. Cohorts 9-14 are designed to test different starting dose, highest dose, titration schemes, and durations of treatment, as detailed in Figure 4 below.

(1) All cohort populations are without T2D, except cohort 13 with T2D

Figure 4. Phase 1/2 clinical trial design of CT-388.

SAD portion

In the SAD portion (cohorts 1-5) of the clinical trial, 40 participants were enrolled to receive either a single dose of CT-388 ranging from 0.5 to 7.5 mg or placebo. Cohorts 1-5 each consisted of eight participants, six of whom received CT-388 and two received placebo. In these cohorts, CT-388 was found to be generally well tolerated. The most frequent TEAEs were GI-related, which are consistent with those associated with the incretin therapeutic class. Robust and dose-proportional weight loss was observed after a single dose and persisted for over two weeks.

MAD portion

In June 2023, we announced 4-week data for cohorts 6-8 from the MAD portion of the clinical trial. Twenty-four participants were enrolled across the three cohorts. Cohort 6 enrolled participants with overweight and obesity that received four once weekly doses of 5 mg, 5 mg, 5 mg and 7.5 mg. Cohorts 7 and 8 enrolled participants with obesity, who received four once weekly doses of 5 mg, 5 mg, 8 mg, and 12 mg and 5 mg, 8 mg, 12 mg and 12 mg, respectively. All three cohorts included six participants receiving CT-388 and two participants receiving placebo.

Demographics and baseline characteristics for cohorts 6, 7 and 8 are shown in Figure 5. Most notably, the median Homeostatic Model Assessment for Insulin Resistance (HOMA-IR) baseline measure across all cohorts was above 2.0, indicating insulin resistance.

Figure 5. Demographics and baseline characteristics for participants in cohorts 6, 7 and 8.

The TEAEs we observed in cohorts 6-8 were all Grade 1 or Grade 2 in severity with GI-related TEAEs being the most common, consistent with the incretin therapeutic class. No participants discontinued treatment due to TEAEs. Of the GI-related TEAEs, vomiting and nausea were the most common in CT-388 treated groups as shown in Figure 6, with the majority being Grade 1 in severity. There were no temporal patterns for TEAEs observed around dose up-titration periods. In cohorts 7 and 8, participants started at 5 mg and up-titrated to 12 mg weekly over 4 weeks, and CT-388 was generally well tolerated.

In addition to GI-related TEAEs, other TEAEs of note included metabolism and nutrition disorders (specifically, decreased appetite, which was noted in 100% of all CT-388 treated participants, but not reported in any participant treated with placebo), and nervous system disorders (mostly headaches and dizziness that was similarly observed across both CT-388 and placebo treated arms).

Figure 6. Summary of GI-related TEAEs for cohorts 6-8.

The PK of CT-388 showed a generally proportional increase in maximum concentration (Cmax) and area under the curve (AUC) within each cohort. The mean half-life was approximately 150 hours, which supports once weekly dosing. In cohort 7, participants with the higher baseline body weight appeared to have lower plasma exposure, as shown in Figure 7.

Figure 7. Mean plasma concentration vs time on Day 8. Values represent mean +/- standard deviation.

Overall, CT-388 was well tolerated across all three cohorts. The PK supported once-weekly dosing. The tolerability results observed suggest the possibility of further exploration of higher doses with simpler titration schemes than currently FDA-approved incretin therapies.

We observed statistically significant weight loss after four weeks of treatment across all cohorts and an average weight loss of 8.4%, or approximately 17 pounds, in cohort 8, the cohort with the highest dose. Weight loss was observed in cohort 8 as early as Day 8 and persisted through Day 43. The weight loss observed in this portion of the clinical trial was significant, rapid and dose proportional, as shown in Figure 7. Decreases in waist circumference were also observed across all three cohorts. In cohort 8, the 8.4% average weight loss was accompanied by an average decrease of 6.95 cm in waist circumference at Day 29, as shown in Figure 8. Decrease in waist circumference correlates to a decrease in visceral body fat. High amounts of visceral body fat have been shown to be associated with insulin resistance.

Figure 8. Average percent change of body weight for cohorts 6-8 by week and at Day 29.

Figure 9. Average change in waist circumference (WC) at Day 29 for cohorts 6-8.

Insulin sensitivity as assessed via HOMA-IR was also investigated and showed improvement with increasing doses of CT-388. A decrease in HOMA-IR levels represents an increase in insulin sensitivity. As shown in Figure 10, treatment with CT-388 in the highest dosed cohort 8 decreased HOMA-IR by 1.4 units.

Figure 10. Median change in HOMA-IR at Day 29 for cohorts 6-8.

Summary

CT-388 was generally well tolerated, with the most common TEAEs being GI-related, consistent with those associated with the incretin therapeutic class. The majority of these TEAEs were mild to moderate in severity. Tolerability appeared to be more favorable in participants with obesity compared to overweight. Statistically significant and dose proportional weight loss was observed across all cohorts, with cohort 8, the highest dose cohort, demonstrating an average 8.4% weight loss at four weeks. These changes were accompanied by a decrease in waist circumference and HOMA-IR. Overall, these data support further clinical evaluation of CT-388, with higher doses while maintaining and exploring simpler titration schemes, for the treatment of obesity, T2D and other weight-related comorbidities.

Ongoing clinical trial and future development

We are currently conducting cohort 11 (12 week duration with participants receiving up to 8 mg) and cohort 12 (24 week duration with participants receiving up to 22 mg) of our ongoing Phase 1/2 clinical trial. Additional cohorts will evaluate different starting doses, titration schemes and durations of treatment.

Our ongoing clinical trial of CT-388 is designed to generate robust data to support dose and titration selection for future clinical trials, including a planned Phase 2 double-blind, placebo-controlled clinical trial, in participants with obesity and a second planned Phase 2 clinical trial for participants with T2D. We expect that duration of treatment will vary up to 36 weeks in these clinical trials.

Obesity is associated with more than 200 comorbidities. Because reduction in obesity has been shown to result in improvement in many of these comorbidities, we believe there is a broad range of potential future indications for which CT-388 may be investigated, including, but not limited to, nonalcoholic steatohepatitis (NASH), CVD, heart failure, osteoarthritis, sleep apnea and CKD.

CT-996: An investigational, once-daily, oral GLP-1 receptor agonist

We are developing CT-996 for the treatment of obesity and T2D. We designed CT-996 to exhibit signaling bias on the GLP-1 receptor resulting in activation of cAMP with minimal to no recruitment of ß-arrestin. As an oral small molecule, CT-996 was designed to achieve both high potency and oral bioavailability.

In      2023, we reported preliminary Phase 1 PK clinical trial results support once-daily oral dosing of CT-996 and tolerability results that are consistent with the GLP-1 receptor agonist class with the majority of TEAEs being GI-related and mostly mild in severity. We are developing CT-996 to offer patients a convenient route of administration, which is meaningful in the treatment of chronic diseases such as obesity and T2D. We expect to announce additional data from our Phase 1 clinical trial in     .

Preclinical results

In vitro studies of CT-996 demonstrated robust cAMP activity with minimal to no ß-arrestin recruitment to the human GLP-1 receptor as shown in Figure 11. CT-996 also showed selectivity for the GLP-1 receptor CT-996 demonstrated oral bioavailability of approximately 45% in NHPs.

Figure 11. Dose response curve of cAMP activity with CT-996 and native GLP-1 in human cells; recruitment of ß-arrestin by CT-996 compared to native GLP-1 in human cells. Values represent mean +/- standard deviation.

To assess the potential for drug-drug interaction liabilities, we performed in vitro studies and observed no inhibition or time-dependent inhibition activity against relevant cytochrome P450 isozymes or transporters, at the relevant drug concentrations. Weight loss, decreased food intake, and vomiting were considered on-target effects.

Summary

In preclinical studies of CT-996, we observed robust in vivo activity in both rodents and NHPs including high bioavailability, favorable PK results and no significant toxicology findings. These data supported advancement into a Phase 1 first-in-human clinical trial.

Ongoing clinical trial and future development

CT-996 is currently being investigated in a double-blind, placebo-controlled Phase 1 clinical trial in participants with overweight or obesity, and T2D. The Phase 1 clinical trial includes three arms: (1) a SAD arm, (2) a MAD arm, with 4-week cohorts, and (3) a T2D arm, with 4-week cohorts. The clinical trial is designed to assess the safety, tolerability, PK and PD of CT-996. Interim findings from the SAD arm of the clinical trial suggests PK supportive of once-daily oral dosing. TEAEs observed to date appear to be consistent with the GLP-1 receptor agonist class with the majority of TEAEs being GI-related and mostly mild in severity.

We expect to announce additional data from our Phase 1 clinical trial in     .

Assuming the data from the Phase 1 clinical trial support additional development, we plan to conduct two Phase 2 clinical trials: one with participants with obesity and a non-T2D co-morbidity and one with participants with T2D. We expect that duration of treatment will vary between 16 to 48 weeks in these clinical trials.

CT-868: An investigational, once-daily, subcutaneous injectable dual GLP-1/GIP receptor agonist

We are developing CT-868 as an adjunct to insulin for the treatment of T1D patients with overweight or obesity. We believe the addition of CT-868 could result in reductions in HbA1c and insulin dose, weight loss, preservation of glucagon and without increasing risk of hypoglycemia.

To establish proof of concept, we are initiating a Phase 2 clinical trial in participants with overweight and obesity with T1D in    . We are also enrolling a double-blind, placebo- and comparator-controlled crossover clinical trial of CT-868 in participants with T1D. The primary objective of the latter clinical trial is to evaluate the effects of CT-868 on glucose homeostasis. Endpoints include mixed meal tolerance test and measurements derived from continuous glucose monitoring.

Preclinical results

In vitro studies with CT-868 indicate robust cAMP activity with no ß-arrestin recruitment at either the GLP-1 or GIP receptor, shown in Figure 12 below.

Figure 12. CT-868 does not induce ß-arrestin recruitment to GLP-1 and GIP receptors. Values represent mean +/- standard deviation.

We explored the in vivo effects of CT-868 using a T1D mouse model. Akita mice were treated with CT-868 for two weeks before fasting blood glucose and plasma insulin levels were tested. CT-868 administered to mice lowered blood glucose to the same extent as mice treated with high doses of insulin, but with less hyperinsulinemia, as shown in Figure 13.

Figure 13. Akita mice administered CT-868 plus insulin or vehicle (insulin) for 14 days. Blood glucose and plasma insulin levels at Day 15 after four hours of fasting. Values represent mean +/- standard deviation.

To gain a better understanding of the impact of GIP receptor activity on glucose homeostasis, we administered CT-868 to GLP-1 receptor knockout mice. In this model, any observable impact would be mediated through the GIP receptor given the absence of the GLP-1 receptor in these mice. Results showed lowering of blood glucose but without the corresponding insulin excursion, thereby indicating possible GIP-mediated insulin independent clearance and/or insulin sensitization.

Clinical results

In a Phase 1 clinical trial participants with overweight and obesity received doses up to 11 mg in SAD portion and 5 mg without up-titration in the MAD portion. Safety and tolerability data observed in this clinical trial supported advancement into Phase 2 clinical trials. We conducted a double-blind, randomized, placebo-controlled Phase 2 clinical trial of CT-868 in T2D participants with overweight or obesity to assess impact on glycemic control. As shown in Figure 14 below, in this clinical trial we administered 1.75 mg, 3.25 mg or 4 mg of CT-868 and observed placebo-adjusted decrease in HbA1c of 2.3% from baseline at Week 26 at the 4 mg dose. As shown in Figure 14 below, CT-868 was generally well tolerated. These data establish robust impact on glycemic control to support the continued development of CT-868 as an adjunct to insulin for the treatment of T1D.

Figure 14. HbA1c change from baseline to Week 26 in the Phase 2 clinical trial of CT-868. Values represent mean +/- standard deviation.

Figure 15. TEAEs observed in the Phase 2 clinical trial of CT-868.

To further bolster the rationale to pursue T1D, we conducted a separate mechanism of action Phase 1 clinical trial designed to assess the difference between a biased dual GLP-1/GIP receptor agonist and an unbiased GLP-1 receptor agonist on glucose homeostasis. In this clinical trial, we assessed three different treatments (placebo, CT-868 or liraglutide (an unbiased GLP-1 receptor agonist)), in a three-period cross-over clinical trial in T2D participants. Treatment with CT-868 lowered plasma glucose with significantly less insulin excursion compared to liraglutide or placebo, as shown in Figure 16 below. Notably, these results occurred independent of weight loss. Reduced plasma glucose and the corresponding reduction in insulin excursions may be a consequence of enhanced glucose disposal and/or decreased endogenous glucose production.

Figure 16. Percent change of glucose and insulin from baseline with either CT-868, liraglutide or placebo administration in the setting of a mixed-meal tolerance test.

Summary

Based on preclinical and clinical data in participants with T2D, we believe that CT-868 has demonstrated strong mechanistic and clinical support for its development as an adjunct to insulin for the treatment of T1D. Our initial preclinical data of CT-868 suggest there may be GIP-mediated effect on insulin independent glucose disposal. This translated to lower glucose and significantly less insulin excursion in our T2D Phase 2 mechanism of action clinical trial. In this clinical trial, CT-868 was generally well tolerated and robustly reduced HbA1c, establishing strong glycemic control.

Ongoing clinical trial and future development

We have an ongoing mechanism of action Phase 1 clinical trial in T1D participants to assess glucose homeostasis, designed similarly to the mechanism of action Phase 1 clinical trial in T2D participants. We expect to report data from this T1D Phase 1 clinical trial in     . We plan to conduct a double-blind, placebo-controlled Phase 2 proof-of-concept clinical trial of CT-868 in participants with overweight or obesity with T1D. This clinical trial will evaluate the efficacy, safety, tolerability and PK of CT-868. Participants will be enrolled and dosed with either CT-868 or placebo for 16 weeks. We expect to report data from this proof-of-concept clinical trial in     .

We also plan to conduct a clinical trial to assess the effect of CT-868 effect on glycemic control in people with insulin-dependent T2D.

Preclinical pipeline candidates

In addition to our clinical programs, we have a robust pipeline of promising candidates for the treatment of a variety of metabolic diseases.

Long-acting PYY analog: an investigational, subcutaneous injectable peptide

PYY is a gut hormone that binds to Y1, Y2, Y4 and Y5 receptors. It is released by the cells in the ileum and colon in response to consumption of food. PYY is a highly selective agonist for the Y2 receptor. In third-party studies, PYY has been shown to reduce appetite in both humans and animals. These studies have also shown that people with obesity may have abnormalities in their PYY function.

We are developing a long-acting PYY analog, initially for Prader Willi syndrome. Prader Willi syndrome is a complex genetic condition that causes low muscle tone, short stature, cognitive deficits and problematic behaviors. Additionally, people living with Prader Willi experience insatiable hunger coupled with abnormal metabolism. This can lead to excessive eating and life-threatening obesity.

Concurrent with our ongoing development of this preclinical candidate for the treatment of Prader Willi syndrome, we are also investigating the potential of using our long-acting PYY analog as both a standalone agent for obesity, as well as in combination with other incretins such as GLP-1 or GLP-1/GIP receptor agonists.

Next generation GLP-1/GIP receptor agonists

Even with the advances in therapeutic treatments for obesity and T2D, there remains significant unmet need that we believe can be addressed with next-generation GLP-1/GIP receptor agonists. We are working to develop an oral small molecule (non-peptidic) dual GLP-1/GIP receptor agonist. We also plan to investigate potential approaches to maintain weight loss/prevent weight regain, preserve lean muscle mass, safely increase energy expenditure and address other comorbidities related to obesity.

Intellectual property

We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from our collaborators or other third parties. Our policy is to seek to protect our proprietary position by, among other methods, filing patent applications in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements and product candidates that are important to the development and implementation of our business. We also rely on trade secrets and know-how relating to our proprietary technology and product candidates, continuing innovation, and in-licensing opportunities to develop, strengthen and maintain our proprietary position in the field of metabolic disease. We additionally plan to rely on data exclusivity, market exclusivity and patent term extensions when available, and if appropriate, may seek and rely on regulatory protection afforded through orphan drug designations. Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions and improvements; to preserve the confidentiality of our trade secrets; to maintain our licenses to use intellectual property owned by third parties; and to defend and enforce our proprietary rights, including our patents.

As of August 31, 2023, our wholly owned patent portfolio consists of two issued U.S. patents, 10 pending U.S. patent applications, seven patents issued in jurisdictions outside of the United States, and 58 patent applications pending in jurisdictions outside of the United States (including three pending international applications submitted under the Patent Cooperation Treaty), that, in many cases, are counterparts to the foregoing U.S. patents and patent applications.

For our product candidates, we will, in general, initially pursue patent protection covering compositions of matter and methods of use. Throughout the development of our product candidates, we seek to identify additional means of obtaining patent protection that would potentially enhance commercial success, including through additional methods of use, process of making, dosing and formulation claims.

With respect to CT-388, as of August 31, 2023, we wholly own three pending US patent applications, one pending international applications submitted under the Patent Cooperation Treaty, and one pending foreign patent applications in Taiwan, directed to composition of matter and methods of use. Any patents that issue from such patent applications (or in the case of priority applications, if issued from future non-provisional applications that we file) are expected to expire between 2042 and 2044, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

With respect to CT-868, as of August 31, 2023, we wholly own one issued US patent, five pending US patent applications, and 23 pending foreign patent applications in ARIPO, Argentina, Australia, Brazil, Canada, China, Eurasian, EPO, Hong Kong, Israel, India, Japan, Korea, Mexico, Malaysia, New Zealand, Philippines, Saudi Arabia, Singapore, South Africa, Taiwan, Ukraine, and United Arab Emirates, directed to composition of matter, methods of use, and methods of making. The patent and any patents that issue from such patent applications (or in the case of priority applications, if issued from future non-provisional applications that we file) are expected to expire between 2039 and 2044, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

With respect to GLP-1R agonists, as of August 31, 2023, we wholly own two pending US patent applications and 31 pending foreign patent applications filed in various jurisdictions including UAE, Australia, Brazil, Canada, Chile, China, Columbia, Costa Rica, the Eurasian patent office, Ecuador, Egypt, European patent office, Georgia, Israel, India, Jordan, Japan, South Korea, Mexico, Malaysia, Nicaragua, New Zealand, Panama, Peru, Philippines, Saudi Arabia, Singapore, Taiwan, Thailand, Ukraine, and South Africa. We also have two pending international applications submitted under the Patent Cooperation Treaty. Our pending applications are directed to composition of matter GLP-1R agonists, including CT-996, and methods of use for treating a metabolic disease or condition. Any patents that issue from such patent applications (or in the case of priority applications, if issued from future non-provisional applications that we file) are expected to expire between 2042 and 2043, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

Individual patents have terms of varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for applications filed in the United States are effective for 20 years from the earliest nonprovisional filing date. In the United States, a patent’s term may be lengthened by patent term adjustment (PTA), which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. In addition, in certain instances, the patent term of a U.S. patent that covers an FDA-approved drug may also be eligible for extension to recapture a portion of the term effectively lost as a result of clinical trials and the FDA regulatory review period, such extension is referred to as patent term extension (PTE). The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval; however, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. The duration of patents outside of the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest nonpriority filing date. The actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

In some instances, we submit patent applications directly to the USPTO as provisional patent applications. Provisional applications for patents were designed to provide a lower-cost first patent filing in the United States. Corresponding nonprovisional patent applications must be filed not later than 12 months after the provisional application filing date. The corresponding nonprovisional application may be entitled to the benefit of the earlier provisional application filing date(s), and the patent term of the finally issued patent is calculated from the later non-provisional application filing date. This system allows us to obtain an early priority date, add material to the patent application(s) during the priority year, obtain a later start to the patent term and to delay prosecution costs. Such delay may be useful in the event that we decide not to pursue prosecution of the application. While we intend to timely file nonprovisional patent applications relating to our provisional patent applications, we cannot predict whether any such nonprovisional patent applications will result in the issuance of patents that provide us with any competitive advantage.

We file U.S. nonprovisional applications and PCT applications that claim the benefit of the priority date of earlier filed provisional applications, when applicable. The PCT system allows a single application to be filed within 12 months of the original priority date of the patent application, and to designate all of the PCT member states in which national or regional patent applications can later be pursued based on the international patent application filed under the PCT. The PCT searching authority performs a patentability search and issues a non-binding patentability opinion which can be used to evaluate the chances of success for the national or regional applications prior to having to incur the filing fees and prosecution costs. Although a PCT application does not issue as a patent, it allows the applicant to seek protection in any of the member states through national/regional-phase applications. At the end of the period of two and a half years from the first priority date of the patent application, separate patent applications can be pursued in any of the PCT member states either by direct national filing or, in some cases by filing through a regional patent organization, such as the European Patent Organisation. The PCT system delays expenses, allows a limited evaluation of the chances of success for national/regional patent applications and enables substantial savings where applications are abandoned within the first two and a half years of filing.

The actual protection afforded by a patent may vary on a product by product basis, from country to country, and can depend upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions and the availability of legal remedies in a particular country and the validity and enforceability of the patent. For all patent applications, we determine claiming strategy on a case-by-case basis. Advice of counsel, country-specific patent laws and our business model and needs are always considered. We continuously reassess the number and type of patent applications, as well as the pending and issued patent claims, to help ensure that maximum coverage and value are obtained for our processes, and compositions, given existing patent office rules and regulations. Further, claims may be modified during patent prosecution to meet our intellectual property and business needs.

We recognize that the ability to obtain patent protection and the degree of such protection depends on a number of factors, including, for example, the extent of the prior art, the novelty and non-obviousness of the invention and the ability to satisfy the patent eligibility, written description and enablement or support requirement of the patent laws. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and the scope of a patent can be reinterpreted or further altered even after issuance. Consequently, we may not ultimately obtain or maintain adequate patent protection for any of our product candidates. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection against competitors.

Our patents and patent applications may be subject to procedural or legal challenges by others. We may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and we may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business.

We may also rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our technology and product candidates, in part, by entering into confidentiality agreements with those who have access to our confidential information, including our employees, contractors, consultants, collaborators and advisors. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or may be independently discovered by competitors. To the extent that our employees, contractors, consultants, collaborators and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For this and more comprehensive risks related to our proprietary technology, inventions, improvements and product candidates, see the section titled “Risk factors—Risks related to intellectual property.”

Manufacturing

We currently do not own or operate any manufacturing facilities. We currently rely, and expect to continue to rely for the foreseeable future, on third-party CMOs to produce our product candidates, CT-388, CT-868, and CT-996, for clinical testing. We plan to continue to rely on third-party manufacturers for any future trials and commercialization of our current and any future product candidates, if approved.

We require all of our CMOs to conduct manufacturing activities in compliance with cGMP requirements. We have assembled a team of experienced employees and external consultants to provide the necessary technical, quality and regulatory oversight over our CMOs and have implemented a comprehensive plan for audits of our CMOs.

We expect to continue to rely on third-party CMOs for work related to the manufacture of drug product for ongoing and upcoming Phase 1 and/or Phase 2 clinical trials, and in the future, plan to enter into additional agreements with CMOs to support Phase 3 clinical trials and commercial scale production, but we do not have any formal agreements at this time with these CMOs. We currently obtain our supplies from these manufacturers on a purchase order basis and do not have long-term supply arrangements in place. Should any of these manufacturers become unavailable to us for any reason, we believe that there are a number of potential replacements, although we may incur some delay in identifying and qualifying such replacements.

Sales and marketing

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We intend to either build a commercial infrastructure to support sales of any approved products, or outsource this function to third parties. We intend to continue evaluating opportunities to work with partners that enhance our capabilities with respect to the development and commercialization of our product candidates, CT-388, CT-868 and CT-996. In addition, we intend to commercialize our product candidates, if approved, in key markets either alone or with partners in order to maximize the worldwide commercial potential of our programs.

Competition

The biotechnology and pharmaceutical industries are characterized by rapid evolution of technologies, fierce competition and strong defense of intellectual property. While we believe that our platform and our knowledge, experience and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others.

If any of our product candidates are approved for the indications for which we expect to conduct clinical trials, they will compete with the foregoing therapies and currently marketed drugs, as well as any drugs potentially in development. It is also possible that we will face competition from other pharmaceutical approaches as well as other types of therapies. The key competitive factors affecting the success of all our programs, if approved, are likely to be their efficacy, safety, convenience, price, level of generic competition, and availability of reimbursement.

Despite significant biopharmaceutical industry investment, no oral small molecule therapy targeting GLP-1R has been approved for the treatment of diabetes or obesity. We are aware of GLP-1R small molecules in development by Pfizer Inc., Eli Lilly and Company, Structure Therapeutics Inc. and Qilu Regor Therapeutics Inc. There are currently approved GLP-1R peptides for the treatment of diabetes and obesity marketed by Novo Nordisk A/S, Eli Lilly, AstraZeneca plc, and Sanofi S.A. We are aware of other GLP-1R plus dual/tri-incretin targeting peptides in development by Eli Lilly, Jiangsu Hansoh Pharmaceutical Group Co., Ltd., Boehringer Ingelheim, Altimmune, Inc., Structure Therapeutics Inc., and Sciwind Biosciences Co., Ltd. In addition, there are a number of companies developing product candidates for diabetes and obesity utilizing approaches with different mechanisms of action.

Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Mergers and acquisitions in the biopharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other applicable regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. There are generic products currently on the market for certain of the indications that we are pursuing and additional products are expected to become available on a generic basis over the coming years. If our product candidates are approved, we expect that they will be priced at a significant premium over competitive generic products.

Government regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical and diagnostic products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, packaging, recordkeeping, tracking, approval, import, export, distribution, advertising and promotion of drug and diagnostic products.

U.S. Government regulation of drug products

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (FDCA) and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending NDA, withdrawal of an approval, imposition of a clinical hold, issuance of untitled or warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, debarment, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. FDA approval is required before a drug may be marketed in the United States and they are also subject to other federal, state, and local statutes and regulations.

The process required by the FDA before drug candidates may be marketed in the United States generally involves the following:

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completion of extensive nonclinical laboratory and animal tests, which must be conducted in accordance with applicable regulations, including good laboratory practices and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an investigational new drug (IND) application, which must become effective before clinical trials may begin and must be updated annually;

•	approval by an independent IRB or ethics committee (IEC) for each clinical site or centrally before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug candidate for its intended use, performed in accordance with GCPs requirements to establish the safety and efficacy of the product candidate for each proposed indication;

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submission to the FDA of an NDA after completion of all pivotal clinical studies that include substantial evidence of safety, purity, and potency of the drug from analytical studies and from results of nonclinical testing and clinical trials and payment of user fees;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•	determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

•	satisfactory completion of a pre-approval inspection of manufacturing facilities and selected clinical investigators for their compliance with cGMPs and GCPs;

•	satisfactory completion of FDA audits of clinical trial sites to ensure compliance with GCPs and the integrity of the clinical data;

•	FDA review and approval of an NDA to permit commercial marketing for particular indications for use; and

•	compliance with any post-approval requirements, including the potential requirement to implement a REMS, and the potential requirement to conduct post-approval studies.

The testing and approval process requires substantial time, effort and financial resources.

Preclinical studies

Preclinical studies include laboratory evaluation of drug substance chemistry, pharmacology, toxicity and drug product formulation, as well as animal studies to assess potential safety and efficacy. Prior to commencing the first clinical trial with a drug candidate, a sponsor must submit the results of the preclinical tests and preclinical literature, together with manufacturing information, analytical data and any available clinical data or literature, among other required information, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational new drug or biological product to humans. Some preclinical studies may continue even after the IND is submitted. The central focus of an initial IND submission is on the general investigational plan and the protocol or protocols for clinical trials. The IND submission also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls (CMC), information, and any available human data or literature to support the use of the investigational product. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the conduct of the clinical trial and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA also may impose a partial clinical hold that would limit a trial, for example, to certain doses or for a certain length of time or to a certain number of subjects. As a result, submission of an IND may not result in FDA authorization to commence a clinical trial.

Clinical trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development, as well as amendments to previously submitted clinical trials. Further, an independent IRB for each institution participating in the clinical trial must review and approve the plan for any clinical trial, its informed consent form and other communications to study subjects before the clinical trial commences at that site. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB must continue to oversee the clinical trial while it is being conducted, including any changes to the study plans. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected AEs, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

Regulatory authorities, an IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk, the clinical trial is not being conducted in accordance with the FDA’s or the IRB’s requirements, or if the drug has been associated with unexpected serious harm to subjects. Some studies also include a data safety monitoring board, which receives special access to unblinded data during the clinical trial and may advise the sponsor to halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

In general, for purposes of NDA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

Phase 1. Studies are initially conducted to test the drug candidate for safety, dosage tolerance, structure-activity relationships, mechanism of action, absorption, metabolism, distribution and excretion in healthy volunteers or subjects with the target disease or condition. If possible, Phase 1 clinical trials may also be used to gain early evidence of product effectiveness.

Phase 2. Controlled studies are conducted with groups of subjects with a specified disease or condition to provide enough data to evaluate the preliminary efficacy, optimal dosages and dosing schedule and expanded evidence of safety. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expansive Phase 3 clinical trials.

Phase 3. These clinical trials are generally undertaken in larger subject populations to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded subject population at multiple clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. These clinical trials may be done at trial sites outside the United States as long as the global sites are also representative of the U.S. population and the conduct of the study at global sites comports with FDA regulations and guidance, such as compliance with GCPs.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 studies may be made a condition to be satisfied after approval. The results of Phase 4 studies can confirm the effectiveness of a drug candidate and can provide important safety information.

Progress reports detailing the results of the clinical trials must be submitted, at least annually, to the FDA, and more frequently if SAEs occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements, or if the drug has been associated with unexpected serious harm to patients.

Clinical trials must be conducted under the supervision of qualified investigators in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial, and the review and approval of the study by an IRB. Investigators must also provide information to the clinical trial sponsors to allow the sponsors to make specified financial disclosures to the FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated and a statistical analysis plan. Information about some clinical trials, including a description of the trial and trial results, must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and the IRB and more frequently if SAEs occur.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to cGMP requirements. Investigational drugs and active pharmaceutical ingredients imported into the United States are also subject to regulation by the FDA relating to their labeling and distribution. Further, the export of investigational drug products outside of the United States is subject to regulatory requirements of the receiving country as well as U.S. export requirements under the FDCA.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

NDA submission and review by the FDA

Assuming successful completion of the required clinical and preclinical testing, among other items, the results of product development, including chemistry, manufacture and controls, nonclinical studies and clinical trials are submitted to the FDA, along with proposed labeling, as part of an NDA. The submission of an NDA requires payment of a substantial user fee to the FDA. These user fees must be filed at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in some circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have an approved marketing application for a product that has been introduced or delivered for introduction into interstate commerce, and the applicant, including its affiliates, is submitting its first marketing application.

In addition, under the Pediatric Research Equity Act, an NDA or supplement to an NDA for a new active ingredient, indication, dosage form, dosage regimen or route of administration must contain data that are adequate to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers from the pediatric data requirements.

The FDA must refer applications for drugs that contain active ingredients, including any ester or salt of the active ingredients, that have not previously been approved by the FDA to an advisory committee or provide in an action letter a summary of the reasons for not referring it to an advisory committee. The FDA may also refer drugs which present difficult questions of safety or efficacy to an advisory committee. An advisory committee is typically a panel that includes clinicians and other experts who review, evaluate and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA reviews applications to determine, among other things, whether a product is safe and effective for its intended use and whether the manufacturing controls are adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontracts, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCPs.

Once the FDA receives an application, it has 60 days to review the NDA to determine if it is substantially complete to permit a substantive review, before it accepts the application for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the

FDA under PDUFA, the FDA has set the review goal of 10 months from the 60-day filing date to complete its initial review of a standard NDA for a new molecular entity (NME) and make a decision on the application. For priority review applications, the FDA has set the review goal of reviewing NME NDAs within six months of the 60-day filing date. Such deadlines are referred to as the PDUFA date. The PDUFA date is only a goal and the FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding the submission during the review period that amends the original application.

Once the FDA’s review of the application is complete, the FDA will issue either a Complete Response Letter (CRL) or an approval letter. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing, or other information or analyses in order for the FDA to reconsider the application in the future. Even with the submission of additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

The FDA may delay or refuse approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product, or impose other conditions, including distribution restrictions or other risk management mechanisms. For example, the FDA may require a REMS as a condition of approval or following approval to mitigate any identified or suspected serious risks and ensure safe use of the drug. The FDA may prevent or limit further marketing of a product, or impose additional post-marketing requirements, based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements, FDA notification and FDA review and approval. Further, should new safety information arise, additional testing, product labeling or FDA notification may be required.

If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed or may include contraindications, warnings or precautions in the product labeling, which has resulted in a boxed warning. A boxed warning is the strictest warning put in the labeling of prescription drugs or drug products by the FDA when there is reasonable evidence of an association of a serious hazard with the drug. The FDA also may not approve the inclusion of all labeling claims sought by an applicant. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require Phase 4 post-marketing studies to monitor the effect of approved products, and may limit further marketing of the product based on the results of these post-marketing studies.

Orphan drug designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat patients with a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more than individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA. After the FDA grants Orphan Drug Designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The Orphan Drug Designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has Orphan Drug Designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the holder of the orphan drug exclusivity cannot assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of Orphan Drug Designation are tax credits for certain research and a waiver of the NDA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

U.S. post-approval requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including periodic reporting, product sampling and distribution, advertising, promotion, drug shortage reporting, compliance with any post-approval requirements imposed as a conditional of approval such as Phase 4 clinical trials, REMS and surveillance, recordkeeping and reporting requirements, including adverse experiences.

After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual program fee requirements for approved products, as well as new application fees for supplemental applications with clinical data. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and to list their drug products, and are subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMPs and other requirements, which impose procedural and documentation requirements.

Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented, or FDA notification. FDA regulations also require investigation and correction of any deviations from cGMPs and specifications, and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States.

Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in withdrawal of marketing approval, mandatory revisions to the approved labeling to add new safety information or other limitations, imposition of post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS program, among other consequences.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are consistent with the FDA approved labeling. Physicians, in their independent professional medical judgment, may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. However, manufacturers and third parties acting on their behalf are prohibited from marketing or promoting drugs in a manner inconsistent with the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Failure to comply with any of the FDA’s requirements could result in significant adverse enforcement actions. These include a variety of administrative or judicial sanctions, such as refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold or termination of clinical trials and/or post-approval clinical studies, refusal to approve pending applications or supplements to approved applications, warning letters, untitled letters, mandated modification of promotional materials or labeling, required issuance of corrective information, issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, debarment, injunctions, fines, consent decrees, corporate integrity agreements, refusals of government contracts and new orders under existing contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement or civil or criminal penalties, including fines and imprisonment. It is also possible that failure to comply with the FDA’s requirements relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Any of these sanctions could result in adverse publicity, among other adverse consequences.

U.S. marketing exclusivity

Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of some marketing applications. The FDA provides periods of non-patent regulatory exclusivity, which provides the holder of an approved NDA limited protection from new competition in the marketplace for the innovation represented by its approved drug for a period of three or five years following the FDA’s approval of the NDA. For example, five years of exclusivity are available to new chemical entities (NCEs). A drug is an NCE if the FDA has not previously approved any other new drug containing the same active moiety. An active moiety is the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt, including a salt with hydrogen or coordination bonds, or other noncovalent, or not involving the sharing of electron pairs between atoms, derivatives, such as a complex (i.e., formed by the chemical interaction of two compounds), chelate (i.e., a chemical compound), or clathrate (i.e., a polymer framework that traps molecules), of the molecule, responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review or approve an Abbreviated New Drug Application (ANDA) or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. An ANDA or 505(b)(2) application, however, may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of approval for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b) (2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in some circumstances.

Regulation outside the United States

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Other healthcare laws and compliance requirements

Our business activities, including but not limited to, research, sales, promotion, distribution, medical education and other activities are subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to the FDA, including the Department of Justice, the Department of Health and Human Services (HHS) and its various divisions, including CMS and the Health Resources and Services Administration, the Department of Veterans Affairs, the Department of Defense and state and local governments. Our business activities must comply with numerous healthcare laws and regulations, including those described below.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for, or purchasing, leasing, ordering, or arranging for the purchase, lease or order of, any good, facility, item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. The term remuneration has been interpreted broadly to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, a person or entity no longer does not need to have actual knowledge of the federal Anti-Kickback Statute, or the specific intent to violate it, to have violated the statute.

The federal civil and criminal false claims laws, including the False Claims Act (FCA), prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the U.S. federal government, including the Medicare and Medicaid programs, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim or to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free products to customers with the expectation that the customers would bill federal programs for the products; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program. Moreover, a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the FCA.

HIPAA created additional federal criminal statutes that prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Additionally, a person or entity does not need to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.

Additionally, the federal Open Payments program pursuant to the Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specified exceptions) to report annually information related to specified payments or other transfers of value provided to physicians, as defined by such law, certain other healthcare providers (such as physician assistants and nurse practitioners) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually specified ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by HITECH and their implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates and their covered subcontractors. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers. We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and/or state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information, and state and local laws that require the registration of pharmaceutical sales representatives.

Ensuring that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Coverage and reimbursement

Our ability to commercialize any products successfully will also depend in part on the extent to which coverage and adequate reimbursement for the procedures utilizing our drug candidates, performed by health care providers, once approved, will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, determine which procedures, and the products utilized in such procedures, they will cover and establish reimbursement levels. Assuming coverage is obtained for procedures utilizing a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who undergo procedures for the treatment of their conditions, and their treating physicians, generally rely on third-party payors to reimburse all or part of the costs associated with the procedures which utilize our products. Treating physicians are unlikely to use and order our products unless coverage is provided and the reimbursement is adequate to cover all or a significant portion of the cost of the procedures which utilize our products. Therefore, coverage and adequate reimbursement for procedures which utilize new products is critical to the acceptance of such new products. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

Government authorities and other third-party payors are developing increasingly sophisticated methods of cost containment, such as including price controls, restrictions on coverage and reimbursement and requirements for substitution of less expensive products and procedures. Government and other third-party payors are increasingly challenging the prices charged for health care products and procedures, examining the cost effectiveness of procedures, and the products used in such procedures, in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement. Further, no uniform policy requirement for coverage and reimbursement exists among third-party payors in the United States, which causes significant uncertainty related to the insurance coverage and reimbursement of newly approved products, and the procedures which may utilize such newly approved products. Therefore, coverage and reimbursement can differ significantly from payor to payor and health care provider to health care provider. As a result, the coverage determination process is often a time-consuming and costly process that requires the provision of scientific and clinical support for the use of new products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

There may also be significant delays in obtaining coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA. Moreover, eligibility for coverage and reimbursement does not imply that a product, or the procedures which utilize such product, will be paid for in all cases or at a rate which the health care providers who purchase those products will find cost effective. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. Additionally, we expect pricing pressures in connection with the sale of any of our drug candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes.

We cannot be sure that coverage and reimbursement will be available for any product that we commercialize, or the procedures which utilize such product, and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any drug candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any drug candidate for which we obtain marketing approval.

Healthcare reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. By way of example, in March 2010, the ACA was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms.

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Moreover, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (IRA), into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly-established manufacturer discount program.

Other legislative changes have been proposed and adopted in the United States since the ACA. For example, through the process created by the Budget Control Act of 2011, there are automatic reductions of Medicare payments to providers, which went into effect in April 2013 and will remain in effect until 2032 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.

The heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics, also has resulted in executive orders, congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, the IRA (1) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. These provisions will take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. In addition, in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Center for Medicare and Medicaid Innovation which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future.

At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some third-party payors also require pre-approval of coverage for new or innovative devices or therapies before they will reimburse healthcare providers that use such therapies.

We expect that these initiatives, as well as other healthcare reform measures that may be adopted in the future, as well as the trend toward managed healthcare and increasing influence of managed care organizations, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of current and future cost containment measures or other healthcare reforms may adversely affect our operations and prevent us from being able to generate revenue, attain profitability or commercialize our drug candidates.

Data privacy and security

In the ordinary course of our business, we collect, process and store confidential and sensitive information, including personal information, intellectual property, trade secrets, and proprietary information owned or controlled by ourselves or other third parties. We, and third parties upon whom we rely, use sophisticated information technology, software and services to process, store, use, generate, transfer and disclose information, as well as other sensitive information controlled by ourselves or other third parties.

We may be subject to federal, state, and foreign data privacy and security laws and regulations. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), govern the collection, use, disclosure, and protection of health-related and other personal information and could apply to our operations or the operations of our partners, vendors, or other third parties on whom we rely. The legislative and regulatory framework related to the collection, use, retention, safeguarding, disclosure, sharing, transfer, security and other processing of personal data worldwide is rapidly evolving. The number and scope of data protection laws and regulations is changing, subject to differing applications and interpretations, and may be inconsistent among jurisdictions, or in conflict with other rules, laws or other data processing obligations. Efforts to ensure that our current and future business arrangements, including our relationship with our CROs or other vendors who process data on our behalf, comply with applicable data privacy and data security laws and regulations will involve substantial costs.

For example, HIPAA, as amended by HITECH, imposes requirements relating to the privacy, security and transmission of individually identifiable health information on certain health care providers, health plans and health care clearinghouses, known as covered entities, as well as their business associates and covered subcontractors that perform certain services that involve creating, receiving, maintaining or transmitting individually identifiable health information for or on behalf of such covered entities. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Further, entities that knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to civil and criminal penalties. Even when HIPAA does not apply, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5 of the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

We expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy and data protection in the United States, the EU and other jurisdictions, such as the CCPA. Although the CCPA exempts certain data processed in the context of clinical trials, the CCPA, to the extent applicable to our business and operations, may increase our compliance costs and potential liability with respect to the personal information we maintain about California residents. The CCPA creates individual privacy rights for California consumers (as defined in the law), places increased privacy and security obligations on entities handling certain personal information of consumers or households, requires covered companies to provide disclosures to consumers regarding data collection, use and sharing practices, requires covered companies to allow users to opt-out of certain sales or transfers of personal information, and provides consumers with a private right of action for certain data breaches. The CCPA became effective on January 1, 2020, and the California Attorney General’s authority to begin bringing enforcement actions began July 1, 2020. The CCPA may impact our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal information and protected health information. Further, the CPRA went into effect on January 1, 2023, and became enforceable on July 1, 2023. The CPRA significantly amends the CCPA, and imposes additional data protection obligations on covered companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It also creates a new California data protection agency specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. Similar laws have been passed in other states, and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States.

We also are or may become subject to privacy laws in the jurisdictions in which we are established, sell or market our products or run clinical trials. For example, in the EU, Regulation (EU) 2016/679, the GDPR, governs the collection, control, processing, and other use of personal data (i.e. data relating to an identified or identifiable living individual). The GDPR is directly applicable in each EU and EEA Member State, however, it provides that EU and EEA Member States may introduce further conditions, including limitations which could limit our ability to collect, use and share personal data (including health and medical information), or could cause our compliance costs to increase, ultimately having an adverse impact on our business. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies as part of its mandated privacy governance framework. It also requires data controllers to be transparent and to disclose to data subjects (in a concise, intelligible and easily accessible form) how their personal information is to be used; imposes limitations on retention of personal data; imposes requirements with respect to pseudonymized (i.e., key-coded) data; introduces mandatory data breach notification requirements; and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities.

We also may become subject to EEA rules with respect to cross-border transfers of personal data out of the EEA. As noted above, recent legal developments in the EU have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. Case law from the Court of Justice of the European Union (CJEU) states that reliance on the standard contractual clauses—a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism—alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for United States Intelligence Activities’ which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the United States and which formed the basis of the new EU-US Data Privacy Framework (DPF), as released on December 13, 2022. The European Commission adopted its Adequacy Decision in relation to the DPF on July 10, 2023, rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. The DPF also introduced a new redress mechanism for EU citizens which addresses a key concern in the previous CJEU judgments and may mean transfers under standard contractual clauses are less likely to be challenged in future. Additionally, on September 8, 2020, the Swiss Data Protection Authority (the Federal Data Protection and Information Commissioner) concluded that the Swiss-U.S. Privacy Shield does not provide an adequate level of protection for personal data transfer from Switzerland to the U.S. pursuant to the Swiss Federal Act on Data Protection. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As a result, to the extent we begin transferring personal data out of the EEA, we may have to make certain operational changes and we will have to implement revised standard contractual clauses and other relevant documentation for existing data transfers within required time frames.

Fines for certain breaches of the GDPR are significant: up to the greater of €20.0 million or 4% of total global annual turnover. Further, following the withdrawal of the United Kingdom from the EU on January 31, 2020, pursuant to the transitional arrangements agreed between the United Kingdom and the EU, we will have to comply with the GDPR and separately the GDPR as implemented in the United Kingdom, each regime having the ability to fine up to the greater of €20 million / £17 million or 4% of global turnover. Following December 31, 2020, and the expiry of the post-Brexit transitional arrangements between the United Kingdom and EU, although it is likely that the data protection obligations of the GDPR will continue to apply to UK-related processing of personal data in substantially unvaried form and fashion, for at least the short term thereafter, the relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear.

Moreover, we use third-party service providers and subprocessors to help us operate our business and engage in processing on our behalf. If we, our service providers, partners, or other relevant third-parties have experienced, or in the future experience, any security incident(s) that result in any data loss, deletion or destruction, unauthorized access to, loss of, unauthorized acquisition or disclosure of, or inadvertent exposure or disclosure of sensitive information, or compromise related to the security, confidentiality, integrity of our (or their) information technology, software, services, communications or data, it may result in a material adverse impact, including without limitation, regulatory investigations or enforcement actions, litigation, or an inability to process data in some jurisdictions. Applicable data protection laws, privacy policies and data protection obligations may require us to notify relevant stakeholders of security breaches, including affected individuals, customers, and regulators. Such disclosures are costly, and the disclosure or the failure to comply with such requirements, could result in a material adverse impact, including without limitation, regulatory investigations or enforcement actions.

For more information on the potential impact of data protection laws on our business, see the section titled “Risk factors—Risks related to government regulation—We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, and policies related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.”

Additional regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern the use, handling and disposal of various biologic, chemical and radioactive substances used in, and wastes generated by, operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Equivalent laws have been adopted in other countries that impose similar obligations.

Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act (FCPA) prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Facilities

Our principal executive office is located in Berkeley, California, where we lease a total of 30,654 square feet of office and laboratory space that we use for our administrative, research and development and other activities under a lease that currently expires in December 31, 2026, with an option to continue to use the facilities after the date of the lease expiration at rents equal to 150% of the current base rent. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed.

Employees and human capital resources

As of August 31, 2023, we had 57 employees, all full-time, consisting of clinical, scientific, development, technical operations, regulatory, finance, and operational personnel. Of our 57 employees, approximately 20 have Ph.D. or M.D. degrees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our employees. We believe our success depends on our ability to attract, retain, develop and motivate diverse highly skilled personnel. In particular, we depend upon the personal efforts and abilities of the principal members of our senior management to partner effectively as a team, and to provide strategic direction, develop our business, manage our operations and maintain a cohesive and stable work environment. We also rely on qualified managers and skilled employees, such as scientists, engineers and laboratory technicians, with technical expertise in operations, scientific knowledge, engineering skills and quality management experience in order to operate our business successfully.

Our compensation program is designed to retain, motivate and, as needed, attract highly qualified employees. Accordingly, we use a mix of competitive base salary, cash-based annual incentive compensation, performance-based equity compensation awards and other employee benefits.

Legal proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings.

Management

Executive officers and directors

The following table sets forth information regarding our executive officers and directors as of August 31, 2023.

Name	Age	Position

Executive Officers:

Heather Turner	50	President, Chief Executive Officer and Director

Manu Chakravarthy, M.D., Ph.D.	50	Chief Medical and Scientific Officer

Michael Gray	52	Chief Operating Officer and Chief Financial Officer

Non-Employee Directors:

Tim Garnett, M.B.B.S., F.F.P.M., F.R.C.O.G.	62	Director

Stig K. Hansen, Ph.D.	58	Director

Tim Kutzkey, Ph.D.	47	Director

Charles Newton	53	Director

Anne M. Phillips, M.D.	69	Director

Peter Svennilson	61	Director

Aetna Wun Trombley, Ph.D.	44	Director

Executive officers

Heather Turner, J.D., has served as our President and Chief Executive Officer and a member of our Board of Directors since January 2023. She previously served as our Chief Operating Officer from September 2022 to January 2023. From April 2019 to December 2019, Ms. Turner served as General Counsel of Lyell Immunopharma, Inc., a publicly-traded biotechnology company, where she then served as Chief General Counsel from December 2019 to May 2022. From February 2018 to March 2019, she served as Executive Vice President, General Counsel and Secretary of Sangamo Therapeutics, Inc., a publicly-traded biotechnology company. From 2015 to 2018, Ms. Turner served as Executive Vice President, General Counsel and Head of Portfolio Strategy at Atara Biotherapeutics, Inc., a publicly-traded cell therapy company. From 2007 to 2015, she served as General Counsel and Corporate Secretary of Orexigen Therapeutics, Inc., a publicly-traded small molecule company. Ms. Turner received a J.D. from UCLA School of Law and a B.A. in Environmental Studies from University of California, Santa Barbara.

Manu Chakravarthy, Ph.D., M.D., has served as our Chief Scientific & Medical Officer since March 2023 and Chief Medical and Scientific Officer and Executive Vice President of R&D from March 2021 to February 2023. From August 2017 to August 2020, Dr. Chakravarthy served as Senior Vice President of Clinical Development and Chief Medical Officer of Axcella Therapeutics Inc., a biotechnology company, and went on to serve as its Executive Vice President of Clinical Development and Chief Medical Officer from August 2020 to March 2021. From August 2015 to June 2017, he served as the Global Head of Innovation Strategy and External R&D in diabetes and cardiovascular research at Eli Lilly and Company, a publicly-traded pharmaceutical company. Previously, Dr. Chakravarthy spent more than seven years at Merck, a publicly traded pharmaceutical company, from September 2008 to August 2015, where he assumed positions of increasing responsibility and leadership within the company, most recently as a Distinguished Scientist and leader of the Discovery Medicine group for diabetes and cardiometabolic diseases within Translational Medicine. He is also Board certified in Internal Medicine and Endocrinology, Diabetes & Metabolism and was an Adjunct Clinical Assistant Professor of Medicine at the Rutgers School of Medicine, New Jersey. Dr. Chakravarthy received his M.D. from the University of Texas Houston Medical School, a Ph.D. in Cell Biology and Physiology from the University of Texas Graduate School of Biomedical Sciences and the MD Anderson Cancer Center and a B.A. in Biology and Chemistry from St. John’s University.

Michael Gray has served as our Chief Operating Officer and Chief Financial Officer since June 2023. From April 2019 until its acquisition by Enliven Therapeutics, Inc. in February 2023, Mr. Gray served as Chief Financial and Chief Operating Officer of Imara, Inc., a publicly-traded biotechnology company, where he helped transition the company through its initial public offering in 2020. From 2016 to 2018, Mr. Gray served as Chief Operating Officer and Chief Financial Officer at Arsanis, Inc., a global biotechnology company, and went on to serve as its Chief Executive Officer and Chief Financial Officer from November 2018 to March 2019 until its acquisition by X4 Pharmaceuticals, Inc. From 2000 through 2016, Mr. Gray held various leadership positions at now public oncology drug development company, Curis, Inc., where he served as Chief Financial Officer and Chief Operating Officer from 2006 to 2014 and Chief Financial and Chief Business Officer from 2014 to 2016. He served on the board of directors of Therapeutics Acquisition Corporation, a special purpose acquisition corporation, from May 2020 to July 2021, when it completed its merger with POINT Biopharma Global Inc. Mr. Gray received his M.B.A. in Corporate Finance and Entrepreneurial Management from the F.W. Olin Graduate School of Business at Babson College and a B.S. in Accounting from Bryant University.

Non-employee directors

Tim Garnett, M.B.B.S., F.F.P.M., F.R.C.O.G., has served as a member of our Board of Directors since February 2022. Dr. Garnett was employed by Eli Lilly and Company, a pharmaceutical company, in roles of increasing responsibility since 1998, ultimately serving as their Chief Medical Officer from 2008 to April 2021. Dr. Garnett serves on the board of directors of MapLight Therapeutics, Inc., a biotechnology company, and as the board Chair of Ophirex, Inc., a global health public benefit corporation. He has served as an advisor to Biolojic Design, Ltd. since November 2021 and Ukko Inc. since January 2022, as well as a member of the Advisory Panel of Cambridge Innovation Capital since August 2021. He received a Bachelor of Medicine, Bachelor of Surgery (M.B.B.S.) from St. George’s, University of London, is a Fellow of the Faculty of Pharmaceutical Medicine (F.F.P.M.) and a Fellow of the Royal College of Obstetricians and Gynaecologists (F.R.C.O.G.).We believe that Dr. Garnett’s significant domestic and international experience in drug development and clinical stage life sciences companies qualifies him to serve on our Board of Directors.

Stig K. Hansen, Ph.D., is our co-founder and has served as a member of our Board of Directors since January 2008. Dr. Hansen previously served as our Chief Executive Officer from 2008 to January 2023. He is the co-founder of Kimia Therapeutics, Inc., a spin-off of Carmot Therapeutics Inc., and has served as their President and Chief Executive Officer since January 2023. From 2000 to 2008, Dr. Hansen was the director of Biology at Sunesis Pharmaceuticals, Inc., where he invented Chemotype Evolution and led drug discovery programs in metabolic disease, auto-immunity and oncology. Dr. Hansen received a Ph.D. in Molecular and Cell Biology and an M.S. in Biochemistry from the University of Copenhagen, Denmark. We believe that Dr. Hansen’s prior experience leading us as our former Chief Executive Officer, deep knowledge of the Chemotype Evolution platform and his extensive experience in the life sciences industry qualifies him to serve on our Board of Directors.

Tim Kutzkey, Ph.D., has served as the Chair of our Board of Directors and a member of our Compensation Committee and Audit Committee since April 2010. Dr. Kutzkey serves as managing partner of the venture capital firm, The Column Group, LLC, where he has served in various roles since 2007. Dr. Kutzkey has served on the board of directors of Surrozen, Inc., a publicly traded biotechnology company, since 2016 and as Chairman of Surrozen’s board of directors since August 2021. Dr. Kutzkey also currently serves as Chairman of the board of directors of privately held biotechnology companies Neurona Therapeutics Inc. since December 2014 and Nura Bio Inc. since February 2018, which, together with Surrozen, Inc., are all companies for which he has previously served as the founding Chief Executive Officer since April 2016, December 2014 and May 2017, respectively. Dr. Kutzkey also currently serves on the board of directors of the privately held biopharmaceutical and biotechnology companies InduPro Labs, Cajal Neuroscience and Synthekine. Dr. Kutzkey received a Ph.D. in Molecular and Cell Biology from the University of California, Berkeley and a B.S. degree in Biological Sciences from Stanford University. We believe that Dr. Kutzkey’s scientific training and experience as a director of other publicly traded and privately held biopharmaceutical companies provide him with the qualifications and skills to serve as a director of our company

Charles Newton has served as a member of our Board of Directors since July 2023. Since February 2021, Mr. Newton has served as Chief Financial Officer of Lyell Immunopharma, Inc., a publicly traded biotechnology company. From 2015 to 2021, Mr. Newton served as Managing Director at BofA Securities, a financial services company, where his last position was Co-Head of Healthcare Investment Banking in the Americas. From 2010 to 2015, Mr. Newton served as Managing Director at Credit Suisse, a financial services company, where his last position was Co-Head of Healthcare Investment Banking in the Americas. From 1996 to 2010, he served in the investment banking division at Morgan Stanley, an investment bank and financial services company, where his last position was Managing Director and Head of Western Region Healthcare Investment Banking. Since May 2022, he has served as a member of the board of directors of Coherus BioSciences, a publicly traded biopharmaceutical company, where he is a member of the audit committee. Mr. Newton received an M.B.A. from The Tuck School at Dartmouth College and a B.S. in Finance from Miami University. We believe that Mr. Newton’s decades of investment expertise and experience advising life sciences companies qualifies him to serve on our Board of Directors.

Anne M. Phillips, M.D., has served as a member of our Board of Directors since November 2022. From 2013 to August 2022, Dr. Phillips has served as Senior Vice President, Clinical Development, Medical & Regulatory Affairs at Novo Nordisk Inc., a pharmaceutical company, where she joined as a Corporate Vice President of Clinical Medical Regulatory Novo Nordisk in 2011. From 1998 to 2010 Dr. Phillips held various Vice President positions at the biopharmaceutical company, GlaxoSmithKline plc, including Vice President of Clinical Development. From 1992 to 1998, Dr. Phillips was Head of the Infectious Diseases Program and Deputy Physician-in-Chief at Wellesley Central Hospital/St. Michael’s Hospital in Toronto. Dr. Phillips has served on the board of publicly traded biopharmaceutical companies Trevena, Inc. and Vaccitech plc since 2014 and February 2021, respectively. Dr. Phillips has been the Chair of the compensation committee of Trevena Inc. since 2021 and was a member of its compensation committee from 2014 to 2021. She has also served as a member of Trevena, Inc.’s nominating and corporate governance committee since 2014 and Chair of Vaccitech plc’s compensation committee since 2022. From April 2019 to October 2020, Dr. Phillips served on the board of directors of AMAG Pharmaceuticals, Inc., a publicly traded pharmaceutical company until it was acquired by Covis Pharma. She received an M.D. from the University of Toronto and a B.S. in Zoology from Western University. We believe that Dr. Phillips’s significant clinical development, regulatory affairs and medical operations expertise qualifies her to serve on our Board of Directors.

Peter Svennilson has served as a member of our Board of Directors since March 2020. Mr. Svennilson has served as a founder and managing partner of the venture capital firm, The Column Group, LLC since its inception in 2007. Mr. Svennilson served as a board member of the publicly traded biopharmaceutical companies, PTC Therapeutics, Inc. from 2012 until 2014, Immune Design Corp. from 2014 until 2018, Gritstone bio, Inc. from September 2015 until September 2019 and Constellation Pharmaceuticals, Inc. from June 2016 until June 2019, Revolution Medicines, Inc. from June 2020 to June 2021, ORIC Pharmaceuticals, Inc. from August 2014 to August 2021, RAPT Therapeutics, Inc. from April 2020 to June 2021, and NGM Biopharmaceuticals, Inc. from January 2008 to May 2020. Previously, he served as Chairman of the board of directors of Seragon Pharmaceuticals Inc. from 2013 until it was acquired by Genentech, Inc. in 2014. He was the Chairman of the board of directors of Aragon Pharmaceuticals Inc. from 2009 until it was acquired by Johnson & Johnson in 2013. From 1996 to 2006, he was the founder and managing partner of Three Crowns Capital, a biotechnology venture capital firm. Mr. Svennilson received a B.S. and an M.B.A. from the Stockholm School of Economics and Finance. We believe that Mr. Svennilson’s extensive experience as an investor and a director in life sciences companies qualifies him to serve on our Board of Directors.

Aetna Wun Trombley, Ph.D., has served as a member of our Board of Directors since May 2016. She is the President and Chief Executive Officer and has served on the board of directors at Lycia Therapeutics, Inc., a private biotechnology company, since April 2020. From 2011 to 2020, Dr. Trombley held roles of increasing responsibility at NGM Biopharmaceuticals Inc., a publicly-traded biotechnology company, most recently as President and Chief Operating Officer from September 2018 to March 2020. Previously, she served as Chief of Staff for the Chief Executive Officer of Novartis AG, a pharmaceutical company, from 2010 to 2011. She started her career at the global management consulting firm, McKinsey & Company, where she advised biopharmaceutical and medical device clients on strategic, commercial and operational issues from 2005 to 2008. Dr. Trombley received a Ph.D. in Chemistry from MIT and a B.S. in Chemistry from the University of California, San Diego. We believe that Dr. Trombley’s decades of experience leading, advising and operating life sciences companies qualifies her to serve on our Board of Directors.

Composition of our board of directors

Our business and affairs are organized under the direction of our board of directors, which currently consists of eight members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Certain members of our board of directors were elected under the provisions of our Amended and Restated Voting Agreement entered into in May 2023, as amended in July 2023 (the Voting Agreement), which will terminate upon the closing of this offering. Under the terms of our Voting Agreement, the stockholders who are party to the Voting Agreement have agreed to vote their respective shares to elect: (i) two directors designated by The Column Group, L.P. and its affiliates, currently Tim Kutzkey and Peter Svennilson; (ii) one director who shall be our then-current Chief Executive Officer, currently Heather Turner; and (iii) five directors designated by the holders of a majority of common stock and preferred stock, voting together as a single class, who are not our or our stockholders’ employees or affiliates, currently Timothy Garnett, Stig K. Hansen, Charles Newton, Anne Phillips and Aetna Wun Trombley. The Voting Agreement will terminate upon the closing of this offering, and upon the closing of the offering no stockholder will have any special rights regarding the election or designation of the members of our board of directors. Our current directors elected pursuant to the Voting Agreement will continue to serve as directors until their successors are duly elected and qualified by holders of our common stock. Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2024;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2025; and

•	the Class III directors will be and their terms will expire at the annual meeting of stockholders to be held in 2026.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director independence

Under the listing requirements and rules of the Nasdaq Stock Market LLC (Nasdaq Listing Rules) independent directors must comprise a majority of our board of directors as a listed company within one year of the listing date.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, including family relationships, our board of directors has determined that none of our directors, other than Heather Turner and Stig K. Hansen, has any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq Listing Rules. Our board of directors has determined that Heather Turner, by virtue of her position as our Chief Executive Officer, and Stig K. Hansen, by virtue of his position as our former Chief Executive Officer through January 2023, are not independent under applicable rules and regulations of the U.S. Securities and Exchange Commission (the SEC) and the Nasdaq Listing Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain relationships and related person transactions.”

Committees of our board of directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the application rules and regulation of the SEC and the Nasdaq Listing Rules, which we will post to our website at https://carmot.us/ upon the closing of this offering. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit committee

Our audit committee currently consists of      ,      , and      , each of whom our board of directors has determined satisfies the independence requirements under the Nasdaq Listing Rules and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended (Exchange Act). The chair of our audit committee is      , who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial-statement audits, and to oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes their internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving, or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation committee

Our compensation committee currently consists of      ,       and      . The chair of our compensation committee is      . Our board of directors has determined that each member of our compensation committee is independent under the Nasdaq Listing Rules.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers and directors. Specific responsibilities of our compensation committee include:

•	reviewing and approving the compensation of our chief executive officer, other executive officers and senior management;

•	reviewing and recommending to our board of directors the compensation paid to our directors;

•	reviewing and approving the compensation arrangements with our executive officers and other senior management;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending and terminating, incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management;

•	reviewing, evaluating and recommending to our board of directors succession plans for our executive officers; and

•

reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation strategy, including base salary, incentive compensation and equity based grants, to assure that it promotes stockholder interests and supports our strategic and tactical objectives, and that it provides for appropriate rewards and incentives for our management and employees.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of     ,       and      . The chair of our nominating and corporate governance committee is     . Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the Nasdaq Listing Rules.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors and management.

Code of business conduct and ethics

In connection with this offering, we intend to adopt a written Code of Business Conduct and Ethics that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Business Conduct and Ethics will be posted on our website at https://carmot.us/ upon the closing of this offering. We intend to disclose on our website any future amendments of our Code of Business Conduct and Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Business Conduct and Ethics. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference.

Compensation committee interlocks and insider participation

None of the members of the compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last calendar year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-employee director compensation

The following table presents the compensation awarded to or earned by or paid to all individuals who served as non-employee directors during the year ended December 31, 2022.

Name	Fees earned or paid in cash ($)	Option awards ($)(1)(2)	Other compensation($)(3)	Total ($)
Tim Garnett	22,917	108,657	2,460	134,034
Anne M. Phillips, M.D.	19,792	174,617	4,619	187,569
Aetna Wun Trombley, Ph.D.	8,333	30,298	233	50,322

(1)	Amounts reflect the full grant-date fair value of stock options granted during 2022 computed in accordance with Financial Accounting Standards Board (FASB) ASC Topic 718, rather than the amounts paid to or realized by the non-employee director. See Notes 2 and 10 to our financial statements included elsewhere in this prospectus for a discussion of the assumptions used in the calculation.

(2)	As of December 31, 2022, the aggregate number of shares underlying outstanding options to purchase shares of our common stock held by our non-employee directors were: 127,000; Mr. Garnett, 36,000; Dr. Phillips, 36,000; and Dr. Trombley, 55,000. None of our other non-employee directors held options to purchase shares of our common stock as of December 31, 2022. None of our non-employee directors held other unvested stock awards as of December 31, 2022.

(3)	Amounts represent transportation and meal expenses paid by us on behalf of the directors.

Dr. Hansen also served on our board of directors during the year ended December 31, 2022, but did not receive any additional compensation for his service as a director. See the section titled “Executive compensation” for more information regarding the compensation earned by Dr. Hansen.

2023 director equity grants

In August 2023, our board of directors approved option grants to each of Mr. Garnett and Ms. Trombley for 30,000 shares and 45,000 shares, respectively. The options have an exercise price of $16.18 per share and shall vest over a four-year period in 48 equal monthly installments measured from the vesting commencement date (which is the date of grant), subject to the director’s continuous service through each applicable vesting date.

Non-employee director compensation policy

Our board of directors adopted a non-employee director compensation policy in August 2023 that is applicable to our eligible non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors commencing on October 1, 2023:

•	an annual cash retainer of $40,000;

•	an additional annual cash retainer of $30,000 for service as non-executive chair of the board of directors;

•

an additional annual cash retainer of $7,500, $5,000 and $4,000 for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•

an additional annual cash retainer of $15,000, $10,000 and $8,000 for service as chair of the audit committee, chair of the compensation committee and chair of the nominating and corporate governance committee, respectively (in lieu of the committee member retainer above);

•	for non-employee directors appointed or elected on or after October 1, 2023, an initial option grant to purchase 36,000 shares of our common stock, vesting in 48 equal monthly installments; and

•	the board of directors may make annual option grants to eligible non-employee directors at its discretion.

For 2023, the annual cash compensation amounts will be pro-rated to reflect the number of days remaining in 2023. Notwithstanding the foregoing, the Non-Executive Chair of the Board will be eligible to receive annual cash compensation commencing on the date of the underwriting agreement for this offering.

We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out of pocket expenses incurred in attending board of directors and committee meetings.

Executive compensation

Our named executive officers for the fiscal year ended December 31, 2022, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•	Stig K. Hansen, Ph.D., our former Chief Executive Officer and a current member of our board of directors;(1)
•	Heather Turner, our current President and Chief Executive Officer and former Chief Operating Officer(1); and
•	Manu Chakravarthy, M.D., Ph.D., our Chief Medical and Scientific Officer.

(1)	Dr. Hansen resigned as our Chief Executive Officer effective January 2023 and was succeeded by Ms. Turner, who currently serves as our President and Chief Executive Officer. Ms. Turner previously served as our Chief Operating Officer from September 2022 to January 2023.

Summary compensation table

The following table sets forth information regarding compensation awarded to, earned by and paid to our named executive officers with respect to the year ended December 31, 2022.

Name and principal position	Year	Salary ($)	Option awards ($)(1)	Non-equity incentive plan compensation(2) ($)	All other compensation(3)	Total ($)
Stig K. Hansen, Ph.D.	2022	450,000	—	167,400	5,000	622,400
Former Chief Executive Officer and Director
Heather Turner(4)	2022	121,023	1,755,098	36,619		1,912,740
President and Chief Executive Officer and former Chief Operating Officer
Manu Chakravarthy, M.D., Ph.D.	2022	447,000	798,352	146,475	5,000	1,396,827
Chief Medical and Scientific Officer

(1)	Option awards in this column are reported at the aggregate grant date fair value in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Notes 2 and 10 to our audited consolidated financial statements included in this registration statement. This amount does not reflect the actual economic value that may be realized by the named executive officer.

(2)	The amounts disclosed represent annual performance bonuses earned in 2022 and paid in February 2023. For more information, see the description of the annual performance bonuses in the subsection titled “—Narrative to the summary compensation table—Non-equity incentive plan compensation” below.

(3)	Represents Company matching contributions to our named executive officers’ SIMPLE IRA accounts, as further described in the subsection titled, “—Retirement benefits and other compensation.”

(4)	Ms. Turner’s 2022 performance bonus was determined based on her prorated annual base salary for the year ended December 31, 2022.

Narrative to the summary compensation table

Historically, our board of directors was responsible for overseeing all aspects of our executive compensation programs. In making compensation determinations, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders and a long-term commitment to our company.

Our board of directors has determined our executive officers’ compensation and has typically reviewed and discussed management’s proposed compensation with our chief executive officer for all executives other than our chief executive officer. Based on those discussions and its discretion, our board of directors then approved the compensation of each executive officer.

Annual base salary

Our named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

The 2022 annual base salaries for our named executive officers are set forth in the table below.

Name	2022 Base Salary ($)
Stig K. Hansen, Ph.D.	450,000
Heather Turner(1)	450,000
Manu Chakravarthy, M.D., Ph.D.(2)	450,000

(1)	The amount stated in the Summary Compensation Table above reflects the portion of Ms. Turner’s base salary earned during 2022 from the commencement of her employment as our Chief Operating Officer in September 2022 through December 31, 2022.

(2)	Mr. Chakravarthy’s base salary increased from $438,000 to $450,000, effective April 1, 2022.

In February 2023, our board of directors approved an increase to Ms. Turner’s annual base salary to $475,000 per year and an increase to Dr. Chakravarthy’s base salary to $472,500. In August 2023, our board of directors further increased Ms. Turner’s base salary amount to $550,000.

Non-equity incentive plan compensation

Our named executive officers are eligible to receive annual incentive compensation based on the satisfaction of individual and corporate performance objectives established by the board of directors. Each named executive officer has a target annual incentive opportunity, calculated as a percentage of annual base salary. For 2022, the target annual incentive opportunities as a percentage of base salary for our named executive officers were 40% for Dr. Hansen, 35% for Ms. Turner and 35% for Dr. Chakravarthy. The amounts of any annual incentives earned are determined after the end of the year, based on the achievement of the designated corporate and individual performance objectives, and may be paid in cash or equity. For 2022, our board of directors determined that the corporate performance goals had been achieved at a 93% level, which resulted in the aggregate payouts for each named executive officer in the amounts reflected in the column of the Summary Compensation Table above entitled “Non-equity incentive plan compensation.”

In February 2023, our board of directors approved increases to Ms. Turner’s and Dr. Chakravarthy’s annual target bonus amounts to 40% of their base salary. In August 2023, our board of directors further increased Ms. Turner’s annual target bonus amount to 50% of her base salary.

Equity-based incentive awards

We believe that equity awards provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. To date, we have only used stock option grants for this purpose because we believe they are an effective means by which to align the long-term interests of our executive officers with those of our stockholders. The use of stock options also can provide tax and other advantages to our executive officers relative to other forms of equity compensation. We believe that our equity awards are an important retention tool for our executive officers, as well as for our other employees.

We award stock options broadly to our employees, including to our non-executive employees. Grants to our executives and other employees are made at the discretion of our board of directors and are not made at any specific time period during a year.

In November 2022, our board of directors granted options to purchase 360,125 shares to Ms. Turner and 165,000 shares to Dr. Chakravarthy, each with an exercise price per share of $6.97. Ms. Turner’s option vests 25% on the first anniversary of the vesting commencement date, and the balance shall vest in 36 equal monthly installments thereafter, subject to her continued service with us through each applicable vesting date. Mr. Chakrvarthy’s option vests in 48 equal monthly installments, subject to his continuous service with us through each applicable vesting date.

Prior to this offering, all of the stock options we have granted were made pursuant to our Prior Plans. Following this offering, we will grant equity incentive awards under the terms of our 2023 Plan. The terms of our equity plans are described under the section titled “Executive compensation—equity benefit plans” below.

Outstanding equity awards at fiscal year end

The following table sets forth certain information about outstanding equity awards granted to our named executive officers that were outstanding as of December 31, 2022.

			Option Awards(1)
Name	Grant date	Vesting commencement date	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable		Option exercise price	Option expiration date
Stig K. Hansen, Ph.D.	05/01/2019	04/01/2019	91,666	8,334	(2)(5)	$2.45	04/30/2029
Former Chief Executive Officer and Director	05/13/2020	05/13/2020	114,809	62,961	(3)(5)	$3.00	05/12/2025
	05/13/2020	05/13/2020	78,940	43,290	(3)(5)	$2.73	05/12/2030
	03/08/2021	02/10/2021	22,916	27,084	(4)(5)	$5.61	03/08/2031
Heather Turner	11/30/2022	09/26/2022	—	360,125	(6)(7)	$6.97	11/29/2032
President and Chief Executive Officer and former Chief Operating Officer
Manu Chakravarthy, M.D., Ph.D.	07/19/2020	09/01/2020	84,375	65,625	(6)(7)	$2.73	07/19/2030
Chief Medical and Scientific Officer	11/30/2022	07/31/2022	17,187	147,813	(2)(7)	$6.97	11/29/2032

(1)	All of the option awards were granted under the Prior Plans. All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant.

(2)	The unvested shares underlying this option vest in 48 equal monthly installments until the four-year anniversary of the vesting commencement date, subject to the named executive officer’s continued service through each applicable vesting date.

(3)	The unvested shares underlying this option vest 1/4 on the one-year anniversary of the vesting commencement date and in 36 equal monthly installments thereafter until the four-year anniversary of the vesting commencement date, subject to the officer’s continued service through each applicable vesting date. In the event that the officer’s continuous status as a service provider is terminated by our company without cause (and not due to death or disability) upon or within six months following a change in control of our company, the option shall vest in full.

(4)	The unvested shares underlying this option vest in 48 equal monthly installments until the four-year anniversary of the vesting commencement date, subject to the officer’s continued service through each applicable vesting date. In the event that the officer’s continuous status as a service provider is terminated by our company without cause (and not due to death or disability) upon or within six months following a change in control of our company, the option shall vest in full.

(5)	Awards held by Dr. Hansen are eligible for accelerated vesting pursuant to the terms of the Hansen Consulting Agreement, as described in more detail below under the subsection titled “—Agreements with our named executive officers.”

(6)	The unvested shares underlying this option vest 1/4 on the one-year anniversary of the vesting commencement date and in 36 equal monthly installments thereafter until the four-year anniversary of the vesting commencement date, subject to the officer’s continued service through each applicable vesting date.

(7)	Awards held by Ms. Turner and Dr. Chakravarthy are eligible for accelerated vesting under our Severance Plan, as described in more detail below under the subsection titled “—Potential payments upon termination of employment or change in control.”

We did not materially modify any outstanding equity awards held by our named executive officers in 2022.

We may in the future, on an annual basis or otherwise, grant additional equity awards to our executive officers pursuant to our 2023 Plan, the terms of which are described below under the subsection titled “—Equity benefit plans—2023 Equity Incentive Plan.”

2023 equity awards

In February 2023, in recognition of her promotion to Chief Executive Officer, our board of directors approved an option grant to Ms. Turner for 600,209 shares. The option has an exercise price of $7.15 per share and is subject to a four-year vesting schedule, with 25% vesting on the first anniversary of the vesting commencement date (which is January 1, 2023) and the balance vesting monthly over 36 months thereafter, subject to Ms. Turner’s continued service with us through each applicable vesting date. In addition, in August 2023, our board of directors approved option grants to each of Ms. Turner and Mr. Chakravarthy for 558,166 shares and 87,700 shares, respectively. The options have an exercise price of $16.18 per share and are subject to a four-year vesting schedule, with 25% vesting on the first anniversary of the vesting commencement date (which is the date of grant) and the balance vesting monthly over 36 months thereafter, subject to the holder’s continued service with us through each applicable vesting date. The 2023 options are eligible for accelerated vesting under our Severance Plan, as described in more detail below under the subsection titled “—Potential payments upon termination of employment or change in control.”

Agreements with named executive officers and potential payments and benefits upon termination or change in control

The key terms of the current agreements with our named executive officers are described below. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment or a change in control under the arrangements with our named executive officers, please also see the subsection titled “—Potential payments upon termination of employment or change in control” below.

Agreements with our named executive officers

Stig K. Hansen, Ph.D.

We entered into an at-will employment agreement with Dr. Hansen in March 2008, which was amended in February 2010 and which governed the terms of his employment with us until his resignation as our Chief Executive Officer in January 2023. In January 2023, we entered into a Separation Agreement and Release with Dr. Hansen (the Hansen Separation Agreement) and into a Consulting Agreement with Dr. Hansen (the Hansen Consulting Agreement). The severance benefits provided to Dr. Hansen under the Hansen Separation Agreement are described below in the subsection titled “—Potential payments upon termination of employment or change in control.” Effective beginning February 1, 2023, Dr. Hansen began providing consulting services to us which are expected to continue until January 31, 2024, unless terminated earlier (the Hansen Consulting Period). During the Hansen Consulting Period, Dr. Hansen is eligible to receive $7,500 in monthly consulting fees and Dr. Hansen’s outstanding equity awards will continue to be eligible to vest (subject to earlier expiration in accordance with the terms of such awards and potential acceleration upon certain change in control events). In addition, pursuant to the Consulting Agreement, if we terminate Dr. Hansen for any reason other than for “cause” (as defined in the Hansen Separation Agreement) prior to April 1, 2025, all of his unvested options will accelerate in full and all such options will remain exercisable until the earlier of one year following the termination date or such option’s expiration date.

Heather Turner

We entered into an offer letter agreement with Ms. Turner in June 2022, which governs the terms of her employment with us. Ms. Turner’s offer letter originally provided for a base salary of $450,000 per year and an annual target bonus of 35% of her base salary. Ms. Turner’s offer letter also provides for standard benefits, such as vacation and participation in our employee benefit plans and programs.

Manu Chakravarthy, M.D., Ph.D.

We entered into an offer letter agreement with Dr. Chakravarthy in January 2020, which governs the terms of his employment with us. Dr. Chakravarthy’s offer letter originally provided for base salary of $425,000 per year and an annual target bonus of 35% of his base salary. Dr. Chakravarthy’s offer letter also provides for standard benefits, such as vacation and participation in our employee benefit plans and programs.

Potential payments upon termination of employment or change in control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during their term of service, including unpaid salary.

Severance Plan. Ms. Turner, Dr. Chakravarthy and each of our current executive officers are eligible to receive benefits under the terms of our Severance Plan, which was adopted by our board of directors in August 2023. The Severance Plan provides that upon a termination of an eligible executive officer’s employment with us that is effected by us without “cause,” as defined in the Severance Plan (and other than due to death or disability), outside of the time period beginning with the date three months prior to the date on which a change in control (as defined in the Severance Plan) occurs and ending 12 months following the change in control (the change in control period), an eligible executive officer will be entitled to receive, subject to, among other things, the execution, delivery and effectiveness of a customary release of claims in our favor, (1) a lump sum cash payment equal to the product of such eligible participant’s annual base salary and 0.75, (2) an additional lump sum cash payment equal to the amount of the pro rata target annual bonus for the year of termination, and (3) continued payment of premiums for the eligible participant’s continued coverage under our health insurance plans for up to 9 months. The Severance Plan also provides that upon a termination of an eligible executive officer’s employment with us that is effected by us without “cause” (and other than due to death or disability) within the change in control period, the eligible executive officer will be entitled to receive, subject to, among other things, the execution, delivery and effectiveness of a customary release of claims in our favor, (1) a lump sum cash payment equal to such eligible participant’s annual base salary, (2) an additional lump sum cash payment equal to such eligible participant’s target annual bonus for the year of termination, (3) continued payment of premiums for the eligible participant’s continued coverage under our health insurance plans for up to 12 months, and (4) accelerated vesting of outstanding and unvested time-vesting equity awards held by such participant.

The payments and benefits provided under the Severance Plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including Dr. Chakravarthy, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the recipient.

Separation Agreement with Dr. Hansen. Pursuant to the Hansen Separation Agreement, Dr. Hansen received the following benefits: severance in the form of a lump sum equal to nine months of base salary and reimbursement for COBRA premium payments for up to nine months. Dr. Hansen also received his full 2022 annual bonus. The Hansen Separation Agreement additionally provides for certain vesting acceleration, which was also included in the Hansen Consulting Agreement and is described above. All severance benefits were contingent upon Dr. Hansen executing an effective release and waiver of claims in our favor, as well as complying with certain other post-termination obligations to us.

Other Benefits. Our named executive officers’ stock awards granted prior to the execution of the underwriting agreement for this offering are subject to the terms of the 2018 Plan; a description of the change in control provisions in the 2018 Plan and options granted thereunder is provided in the subsection titled “—Equity benefit plans—2018 Equity Incentive Plan” below. A description of the vesting provisions of each equity award held by our named executive officers which was outstanding and unvested as of December 31, 2022 is provided above in the subsection titled “—Outstanding equity awards at fiscal year end.”

Retirement benefits and other compensation

Our named executive officers are eligible to participate in our employee benefits, including health insurance and group life insurance benefits, on the same basis as our other employees. In addition, in 2022, we maintained a SIMPLE IRA savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the SIMPLE IRA, eligible employees could elect to defer a portion of their compensation, within the limits prescribed by the Code, through pre-tax contributions to the SIMPLE IRA plan. The SIMPLE IRA plan authorized employer matching contributions that equal up to 2% of covered compensation for eligible employees. As a tax-qualified retirement program, contributions to the SIMPLE IRA plan and earnings on those contributions are not taxable to the employees until distributed from the SIMPLE IRA plan. Currently, in 2023, we maintain a 401(k) profit sharing plan pursuant to Section 401(k) of the Code covering all eligible employees. We make profit sharing contributions to qualifying participants pursuant to a discretionary formula. We generally do not provide other perquisites or personal benefits except in limited circumstances, and we did not provide any such perquisites or personal benefits to our named executive officers in 2022.

Pension benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the fiscal year ended December 31, 2022.

Nonqualified deferred compensation

Our named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by us during the fiscal year ended December 31, 2022.

Equity benefit plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate employees, consultants and directors, and encourages them to devote their best efforts to our business and financial success. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus forms a part.

2023 Equity Incentive Plan

In      2023, our board of directors adopted, and our stockholders approved, our 2023 Plan. We expect our 2023 Plan will become effective upon the execution of the underwriting agreement for this offering. Our

2023 Plan is a successor to and continuation of our 2018 Plan. Once our 2023 Plan becomes effective, no further grants will be made under our 2018 Plan and any shares of common stock reserved for future issuance under our 2018 Plan will be cancelled.

Types of Awards. Our 2023 Plan provides for the grant of incentive stock options (ISOs) to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (NSOs), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors, and consultants, including employees and consultants of our affiliates.

Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our 2023 Plan after it becomes effective will not exceed      shares, which is the sum of (i)      new shares, plus (ii)     shares of our common stock that are subject to outstanding stock options or other stock awards granted under our Prior Plans that, on or after the 2023 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2023 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2024 (assuming the 2023 Plan becomes effective in 2023) through January 1, 2033, in an amount equal to  % of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2023 Plan is     .

Shares subject to stock awards granted under our 2023 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2023 Plan. Additionally, shares become available for future grant under our 2023 Plan if they were issued stock awards under our 2023 Plan and we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2023 Plan. Our board of directors may also delegate to one or more persons or bodies the authority to do one or more of the following: (i) designate recipients (other than officers) of specified stock awards, provided that no person or body may be delegated authority to grant a stock award to themself; (ii) determine the number of shares subject to such stock award; and (iii) determine the terms of such stock awards. Under our 2023 Plan, our board of directors has the authority to determine and amend the terms of awards and underlying agreements, including:

•	recipients;
•	the exercise, purchase or strike price of stock awards, if any;
•	the number of shares subject to each stock award;
•	the vesting schedule applicable to the awards, together with any vesting acceleration; and
•	the form of consideration, if any, payable on exercise or settlement of the award.

Under the 2023 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise, purchase, or strike price of any outstanding award;

•	the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2023 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2023 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock units are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of our common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2023 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards. The 2023 Plan permits the grant of performance-based stock and cash awards. The plan administrator may structure awards so that the shares of our stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any one of, or combination of, the following as determined by the plan administrator: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; share price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholder’s equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; preclinical development related compound goals; financing; regulatory milestones, including approval of a compound; stockholder liquidity; corporate governance and compliance; product commercialization; intellectual property; personnel matters; progress of internal research or clinical programs; progress of partnered programs; partner satisfaction; budget management; clinical achievements; completing phases of a clinical trial (including the treatment phase); announcing or presenting preliminary or final data from clinical trials, in each case, whether on particular timelines or generally; timely completion of clinical trials; submission of INDs and BLAs and other regulatory achievements; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; research progress, including the development of programs; investor relations, analysts and communication; manufacturing achievements (including obtaining particular yields from manufacturing runs and other measurable objectives related to process development activities); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with commercial entities with respect to the marketing, distribution and sale of our product candidates (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of active pharmaceutical ingredients and other component materials and manufacturers of our product candidates); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the plan administrator.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the FDA, EMA or other comparable regulatory authority. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any fiscal year following the year in which the underwriting agreement for this offering is executed, including stock awards granted and cash fees paid by us to such non-employee director, will not exceed $     in total value, or in the event such non-employee director is first appointed or elected to the board during such calendar year, $     in total value (in each case, calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes). Compensation will count towards this limit for the fiscal year in which it was granted or earned, and not later when distributed, in the event it is deferred.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2023 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2023 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2023 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the administrator, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction. The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award over (ii) any exercise price payable by such holder in connection with such exercise.

Under our 2023 Plan, a corporate transaction is defined to include: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder.

Change in Control. In the event of a change in control, as defined under our 2023 Plan, awards granted under our 2023 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Under the 2023 Plan, a change in control is defined to include: (i) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (ii) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (iii) the approval by the stockholders or the board of directors of a plan of our complete dissolution or liquidation, or the occurrence of our complete dissolution or liquidation, except for a liquidation into a parent corporation; (iv) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders; and (v) an unapproved change in the majority of the board of directors.

Transferability. A participant may not transfer stock awards under our 2023 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2023 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2023 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2023 Plan. No stock awards may be granted under our 2023 Plan while it is suspended or after it is terminated.

2018 Equity Incentive Plan

Our board of directors adopted the 2018 Plan in November 2018, and our stockholders approved the 2018 Plan in June 2019. The 2018 Plan was most recently amended and restated by our board of directors and our stockholders in August 2023. After our 2023 Plan becomes effective, no further stock awards will be granted under the 2018 Plan. Any outstanding stock awards granted under the 2018 Plan will remain outstanding, subject to the terms of our 2018 Plan and award agreements, until such outstanding stock awards are exercised, terminate or expire by their terms.

Types of Awards. The 2018 Plan allows for the grant of ISOs to our employees and to any of our subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock and restricted stock unit awards to our employees, officers, directors and consultants and those of our subsidiary corporations.

Authorized Shares. Subject to capitalization adjustments, the maximum aggregate number of shares of our common stock that may be subject to awards under our 2018 Plan is 6,001,675 shares. The maximum number of shares of our common stock that may be issued pursuant to the exercise of ISOs under our 2018 Plan is 6,001,675 shares. Shares issuable under our 2018 Plan may be authorized, but unissued, or reacquired shares of our common stock. If an award expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an exchange program (as described below), the unpurchased shares will become available for future grant or sale under the 2018 Plan. Shares issued pursuant to awards that are repurchased by us or are forfeited to us due to the failure to vest will again become available for future grant or sale under the 2018 Plan. Shares used to pay the exercise price of an award or satisfy the tax liabilities or withholding obligations related to an award will become available for future grant or sale under the 2018 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2018 Plan. Following this offering, shares then available for grant under the 2018 Plan will be added to the shares of common stock available for issuance under the 2023 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors have authority to administer our 2018 Plan. The administrator has the power to, among other things, select the service providers to whom awards may be granted, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2018 Plan and awards granted under it and modify or amend each award. The administrator also has the authority to allow participants the opportunity under an exchange program to transfer outstanding awards granted under the 2018 Plan to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards granted under the 2018 Plan may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award granted under the 2018 Plan is increased or reduced.

Stock Options. Stock options have been granted under our 2018 Plan. The administrator determines the exercise price of stock options granted under our 2018 Plan, which may not be less than the fair market value of our common stock on the date of grant. The term of a stock option is stated in the applicable award agreement, but may not exceed ten years from the grant date. With respect to any participant who owns more than 10% of the total combined voting power of all classes of our outstanding stock, the exercise price of an ISO must equal at least 110% of the fair market value on the grant date and the term of an ISO granted to such participant must not exceed five years. The administrator determines the methods of payment of the exercise price of an option, which may include cash, certain shares, cashless exercise and net exercise, as well as other types of consideration permitted by applicable law. The administrator determines the time after a participant’s termination of employment or provision of services during which a participant may exercise his or her option. In general, an option will remain exercisable for thirty (30) days following a participant’s termination of service, or six (6) months in the event a participant is terminated as a result of disability or death. An option, however, may not be exercised later than the expiration of its term.

Non-Transferability of Awards. Unless determined otherwise by the administrator, our 2018 Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. Our 2018 Plan provides that in the event of certain changes in our capitalization, such as a dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase or exchange of our shares or other securities or other change in our corporate structure affecting our shares (other than ordinary dividends or other ordinary distributions), to prevent diminution or enlargement of the benefits or potential benefits available under our 2018 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2018 Plan and/or the number, class and price of shares covered by each outstanding award and any numerical share limits set forth in our 2018 Plan.

Dissolution or Liquidation. In the event of our liquidation or dissolution, the administrator will notify participants as soon as practicable, and all awards will terminate immediately prior to the consummation of such transaction.

Merger or Change in Control. Our 2018 Plan provides that in the event of our merger or change in control (as defined in our 2018 Plan), each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator may provide that awards granted under the 2018 Plan will be assumed or substituted by substantially equivalent awards, be terminated immediately before the merger or change in control, become vested and exercisable or payable and be terminated in connection with the merger or change in control, be terminated in exchange for cash, other property or other consideration or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, or all awards of the same type, similarly.

With respect to awards granted prior to March 30, 2020, if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award (or a portion of such award), then such award (or its applicable portion) will fully vest, all restrictions on such award (or its applicable portion) will lapse, all performance goals or other vesting criteria applicable to such award (or its applicable portion) will be deemed achieved at 100% of target levels and such award (or its applicable portion) will become fully exercisable, if applicable, for a specified period prior to the transaction, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant. With respect to awards granted on and following March 30, 2020, in the event that the successor corporation does not assume or substitute for the award (or portion thereof), any vesting acceleration, lapsing of restrictions and/or deemed achievement of performance goals shall only apply to the extent determined by the administrator in its sole discretion. The award (or its applicable portion) will then terminate upon the expiration of the specified period of time. If an option is not assumed or substituted, the administrator will notify the participant that such option will be exercisable for a period of time determined by the administrator in its sole discretion and the option will terminate upon the expiration of such period.

Amendment and Termination. The administrator has the authority to amend, suspend or terminate our 2018 Plan, provided such action does not impair the rights of any participant unless mutually agreed otherwise.

2008 Stock Plan

Our board of directors adopted, and our stockholders approved, the 2008 Plan in March 2008. Our 2008 Plan was most recently amended by our board of directors and our stockholders in August 2017. After our 2018 Plan became effective, no further stock awards have been granted under the 2008 Plan. Any outstanding stock awards granted under the 2008 Plan will remain outstanding, subject to the terms of our 2008 Plan and award agreements, until such outstanding stock awards are exercised, terminate or expire by their terms.

Types of Awards. The 2008 Plan allows for the grant of ISOs to our employees and to any of our subsidiary corporations’ employees, and for the grant of nonstatutory stock options and restricted stock awards to our employees, officers, directors and consultants and those of our subsidiary corporations.

Authorized Shares. Subject to certain capitalization adjustments, the maximum aggregate number of shares of our common stock that may be subject to awards under our 2008 Plan is 1,403,334 shares. The maximum number of shares of our common stock that may be issued pursuant to the exercise of ISOs under our 2008 Plan is 1,403,334 shares. Shares issuable under our 2008 Plan may be authorized, but unissued, or reacquired shares of our common stock. If an award expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an exchange program (as described below), the unpurchased shares will become available for future grant or sale under the 2018 Plan. Following this offering, such shares will be added to the shares of common stock available for issuance under the 2023 Plan.

Plan Administration. Our board of directors or a committee appointed by our board of directors has authority to administer our 2008 Plan. The administrator has the power to, among other things, select the service providers to whom awards may be granted, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2008 Plan and awards granted under it and modify or amend each award. The administrator also has the authority to institute an exchange program by which outstanding options granted under the 2008 Plan may be surrendered or cancelled in exchange for options of the same type, which may have a higher or lower exercise price and/or different terms, options of a different type and/or cash, or by which the exercise price of an outstanding option is reduced.

Stock Options. Stock options have been granted under our 2008 Plan. The administrator determines the exercise price of stock options granted under our 2008 Plan, which may not be less than the fair market value of our common stock on the date of grant. The term of a stock option is stated in the applicable award agreement, but may not exceed ten years from the grant date. With respect to any employee who owns more than 10% of the total combined voting power of all classes of our outstanding stock, the exercise price of an ISO must equal at least 110% of the fair market value on the grant date and the term of an ISO granted to such employee may not exceed five years. The administrator determines the methods of payment of the exercise price of a stock option. The administrator determines the time after a participant’s termination of employment or provision of services during which a participant may exercise his or her option. In general, an option will remain exercisable for three (3) months following a participant’s termination of service, or twelve (12) months in the event a participant is terminated as a result of disability or death. An option, however, may not be exercised later than the expiration of its term.

Non-Transferability of Awards. Unless determined otherwise by the administrator, awards may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated in any manner other than by will or by the laws of descent and distribution. In addition, only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustments. Our 2008 Plan provides that in the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or other securities of ours or other change in our corporate structure affecting the shares occurs, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2008 Plan, shall adjust the number and class of shares that may be delivered under the 2008 Plan and/or the number, class and price of shares covered by each outstanding award.

Dissolution or Liquidation. In the event of our liquidation or dissolution, the administrator will notify participants as soon as practicable, and all awards will terminate immediately prior to the consummation of such transaction.

Merger or Change in Control. Our 2008 Plan provides that, in the event of a merger or change in control (as defined in our 2008 Plan), each outstanding award shall be treated as the administrator determines, including, without limitation, that each award be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. The administrator shall not be required to treat all awards similarly in the transaction. Notwithstanding the foregoing, in the event of a change in control in which the successor corporation does not assume or substitute for the award, the participant shall fully vest in and have the right to exercise his or her outstanding awards, including shares as to which such award would not otherwise be vested or exercisable. In addition, if an award is not assumed or substituted in the event of a merger or change in control, the administrator shall notify the participant in writing or electronically that the award shall be fully vested and exercisable for a period of time determined by the administrator in its sole discretion, and any award not assumed or substituted for shall terminate upon the expiration of such period for no consideration, unless otherwise determined by the administrator.

Amendment and Termination. The administrator has the authority to amend, suspend or terminate our 2008 Plan, provided such action does not impair the rights of any participant unless mutually agreed otherwise.

2023 Employee Stock Purchase Plan

Our board of directors adopted, and our stockholders approved, our ESPP in April 2023. The ESPP will become effective upon the execution of the underwriting agreement for this offering. The purpose of the ESPP is to secure and retain the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP will include two components. One component will be designed to allow eligible U.S. employees to purchase our ordinary shares in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.

Share Reserve. Following this offering, the ESPP authorizes the issuance of      shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2024 (assuming the ESPP becomes effective in 2023) through January 1, 2033, by the lesser of (i)  % of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of the automatic increase, and (ii)     shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors, or a duly authorized committee thereof, will administer our ESPP. Our board may delegate concurrent authority to administer the ESPP to our compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (i) 85% of the fair market value of a share of our common stock on the first date of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year; or (ii) continuous employment with us or one of our affiliates for a minimum period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (i) the number of shares reserved under the ESPP; (ii) the maximum number of shares by which the share reserve may increase automatically each year; (iii) the number of shares and purchase price of all outstanding purchase rights; and (iv) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, including: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days before such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Limitations on liability and indemnification

Our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, will contain provisions that limit the liability of our current and former directors and officers for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors and officers of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:

•	any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	as a director, unlawful payments of dividends or unlawful stock repurchases or redemptions;
•	as an officer, derivative claims brought on behalf of the corporation by a stockholder; or
•	any transaction from which the director or officer derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.

We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 plans

Our directors, officers and key employees may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

Certain relationships and related person transactions

The following includes a summary of transactions since January 1, 2020 and any currently proposed transactions to which we have been or are to be a party in which the amount involved exceeded or will exceed the lesser of $120,000 and 1% of our total assets, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under the sections titled “Executive compensation” and “Management—Non-employee director compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Series C convertible preferred stock financing

In September 2020 and November 2020, we issued and sold an aggregate of 3,215,335 shares of our Series C convertible preferred stock at a purchase price of $14.5808 per share for aggregate gross proceeds of $41.2 million and debt cancellation of $5.68 million.

The following table summarizes the Series C convertible preferred stock purchased by holders of more than 5% of our capital stock and entities affiliated with our executive officers and members of our board of directors.

Participants(1)	Shares of Series C convertible preferred stock purchased (#)	Aggregate proceeds ($)
Entities affiliated with The Column Group(2)	1,371,666	$19,999,987.64
Entities affiliated with Beaming Star Global(3)	1,371,666	$19,999,987.62

(1)	Additional details regarding these stockholders and their equity holdings are included in this prospectus under the section titled “Principal stockholders.”

(2)	Consists of (i) 685,833 shares of Series C convertible preferred stock issued to Ponoi Capital, LP, an entity affiliated with The Column Group and (ii) 685,833 shares of Series C convertible preferred stock issued to Ponoi Capital II, LP, each an entity affiliated with The Column Group. Entities affiliated with The Column Group beneficially own more than 5% of our outstanding capital stock. Tim Kutzkey, Ph.D., a member of our board of directors, is a Managing Partner of The Column Group. Peter Svennilson, a member of our board of directors, is the founder and a Managing Partner of The Column Group.

(3)	Consists of (i) 822,999 shares of Series C convertible preferred stock issued to Beaming Star Global Limited (together with its affiliates, including Classic Key International Limited, Harbour25 Fund, L.P. – Series 1 and Puccini Investments Holdings Limited, collectively referred to herein as Beaming Star Global) and (ii) 548,667 shares of Series C convertible preferred stock issued to Puccini Investments Holdings Limited. Entities affiliated with Beaming Star Global beneficially own more than 5% of our outstanding capital stock.

Convertible securities

In October and November 2021, we issued and sold in a private placement an aggregate of $30.0 million in convertible unsecured subordinated promissory notes (the Convertible Notes) to various purchasers, including entities affiliated with The Column Group and Beaming Star Capital, each a beneficial owner of more than 5% of our capital stock. The notes accrued interest at a rate of 1% per annum. The Convertible Notes were automatically converted into an aggregate of 1,835,391 shares of our Series D-1 preferred stock in the July 2022 Series D-1 convertible preferred stock financing described below.

Series D and Series D-1 convertible preferred stock financing

In July 2022, we issued and sold an aggregate of 6,798,176 shares of our Series D convertible preferred stock at a purchase price of $19.18799 per share for aggregate gross proceeds of $130.44 million. In addition, in July 2022, we also issued an aggregate of 1,853,391 shares of our Series D-1 convertible preferred stock at a conversion price of $16.3098 per share in settlement of the $30.23 million aggregate principal and interest outstanding under the Convertible Notes.

The following table summarizes the Series D and Series D-1 convertible preferred stock purchased by holders of more than 5% of our capital stock and entities affiliated with our executive officers and members of our board of directors.

Participants(1)	Shares of Series D convertible preferred stock purchased (#)	Aggregate proceeds ($)	Shares of Series D-1 convertible preferred stock issued (#)	Amount of indebtedness cancelled ($)
Entities affiliated with The Column Group(2)	2,524,676	$48,443,457.86	1,566,942	$25,556,526.62
Platinum Falcon B 2018 RSC Limited	1,563,477	$29,999,981.05
Entities affiliated with RA Capital(3)	1,563,477	$29,999,981.06
Deep Track Biotechnology Master Fund, Ltd.	521,159	$9,999,993.69
Entities affiliated with Beaming Star Global(4)	104,231	$1,999,983.39	268,449	$4,671,949.42

(1)	Additional details regarding these stockholders and their equity holdings are included in this prospectus under the section titled “Principal stockholders.”

(2)	Consists of (i) 1,262,338 shares of Series D convertible preferred stock issued to Ponoi Capital, LP, (ii) 1,262,338 shares of Series D convertible preferred stock issued to Ponoi Capital II, LP, (iii) 783,471 shares of Series D-1 convertible preferred stock issued to Ponoi Capital, LP, and (iv) 783,471 shares of Series D-1 convertible preferred stock issued to Ponoi Capital II, LP, each an entity affiliated with The Column Group. Entities affiliated with The Column Group beneficially own more than 5% of our outstanding capital stock. Tim Kutzkey, Ph.D., a member of our board of directors, is a Managing Partner of The Column Group. Peter Svennilson, a member of our board of directors, is the founder and a Managing Partner of The Column Group.

(3)	Consists of (i) 156,348 shares of Series D convertible preferred stock issued to RA Capital Healthcare Fund, L.P. (RA Fund), and (ii) 1,407,129 shares of Series D convertible preferred stock issued to RA Capital Nexus Fund III, L.P. (RA Nexus Fund). Entities affiliated with RA Capital beneficially own more than 5% of our outstanding capital stock.

(4)	Consists of (i) 104,231 shares of Series D convertible preferred stock issued to Classic Key International Limited, (ii) 114,580 shares of Series D-1 convertible preferred stock issued to Puccini Investments Holdings Limited and (iii) 171,869 shares of Series D-1 convertible preferred stock issued to Classic Key International Limited. Entities affiliated with Beaming Star Global, including Classic Key International Limited and Puccini Investments Holdings Limited, beneficially own more than 5% of our outstanding capital stock.

Series E convertible preferred stock financing

In May 2023, we issued and sold an aggregate of 6,519,392 shares of our Series E convertible preferred stock at a purchase price of $23.00825 per share for aggregate gross proceeds of $150.0 million.

The following table summarizes the Series E convertible preferred stock purchased by holders of more than 5% of our capital stock and entities affiliated with our executive officers and members of our board of directors.

Participants(1)	Shares of Series E convertible preferred stock purchased (#)	Aggregate proceeds ($)
Entities affiliated with The Column Group(2)	1,825,122	$41,992,863.28
Entities affiliated with RA Capital(3)	434,626	$9,999,983.68
Deep Track Biotechnology Master Fund, Ltd.	1,086,566	$24,999,982.17

(1)	Additional details regarding these stockholders and their equity holdings are included in this prospectus under the section titled “Principal stockholders.”

(2)	Consists of (i) 548,714 shares of Series E convertible preferred stock issued to Ponoi Capital, LP, (ii) 548,714 shares of Series E convertible preferred stock issued to Ponoi Capital II, LP, and (iii) 727,694 shares of Series E convertible preferred stock issued to The Column Group Opportunity III, L.P., each a fund affiliated with The Column Group. Entities affiliated with The Column Group beneficially own more than 5% of our outstanding capital stock. Tim Kutzkey, Ph.D., a member of our board of directors, is a Managing Partner of The Column Group. Peter Svennilson, a member of our board of directors, is the founder and a Managing Partner of The Column Group.

(3)	Consists of (i) 195,582 shares of Series E convertible preferred stock issued to RA Fund, and (ii) 239,044 shares of Series E convertible preferred stock issued to RA Nexus Fund. Entities affiliated with RA Capital beneficially own more than 5% of our outstanding capital stock.

Amgen royalties and SRH transaction

In May 2021, we entered into a series of agreements to transfer our right to receive royalties (and to exercise audit rights) under the Research Agreement, dated December 19, 2013, by and between us and Amgen, Inc. (as supplemented and amended from time to time, the Amgen License Agreement) to our then-current stockholders, through the use of a new entity, SRH LLC. Upon formation of SRH LLC, we initially transferred all royalty rights in the amount of 1.5% of the net annual sales of Lumakras by Amgen, as calculated under the Amgen License Agreement (the Amgen Royalties), to SRH LLC in exchange for membership units in SRH LLC. We simultaneously distributed nearly all units of SRH LLC, representing a right to receive 60% of the Amgen Royalties, to our then-current stockholders, including holders of more than 5% of our capital stock like entities affiliated with the Column Group and Beaming Star Global. Following the distribution, we hold a nominal equity interest in SRH LLC and have retained the right to receive 40% of all Amgen Royalties received by SRH LLC, including quarterly royalty payments and any proceeds from the subsequent sale of the royalty rights by SRH LLC. Certain members of our board of directors also serve on the board of directors of SRH LLC.

Non-exclusive license and research agreement with Kimia Therapeutics, Inc.

On March 17, 2023, we entered into a Non-Exclusive License Agreement with Kimia Therapeutics, Inc. (Kimia) (the Kimia License Agreement), together with a Research Services and Collaboration Agreement (the Kimia Services Agreement) and a corresponding Series 1 Preferred Stock Distribution Agreement. Dr. Hansen, a director and our former Chief Executive Officer, is the current President and Chief Executive Officer of Kimia and beneficially owns more than 5% of our capital stock. Pursuant to the Kimia License Agreement, Kimia obtained a non-exclusive license in and to our intellectual property rights with respect to our proprietary “Chemotype Evolution” discovery platform technology for use outside the metabolic field as described in the Kimia License Agreement, in exchange for specified development milestones and royalties on certain arising products. We retain all rights in the platform in the metabolic field. Kimia will perform certain research and development services for us in the metabolic field under an agreed research plan and for a specified period under the Kimia Services Agreement in exchange for payment of an agreed-upon annual rate, reimbursement of out-of-pocket costs, specified development milestones and royalties on certain products arising from activities under the Kimia Services Agreement. In addition to the milestones and royalties, in consideration for the Kimia License Agreement, Kimia also issued to us its Series 1 Preferred Stock. Subsequent to such issuance, we distributed to our then-current stockholders, including holders of more than 5% of our capital stock, all shares of Kimia’s Series 1 Preferred Stock, effective March 21, 2023. Following the distribution, we do not hold any Kimia stock.

Employment and consulting agreements and stock option grants to directors and executive officers

We have entered into employment agreements with certain of our named executive officers and granted stock options to our named executive officers and certain of our directors, as more fully described in the section titled “Executive compensation.”

On January 31, 2023, we entered into a consulting agreement with Stig Hansen, our former Chief Executive Officer, pursuant to which we agreed to pay to Mr. Hansen a monthly fee of approximately $7,500 for the service of 8 hours a week. The term of the consulting agreement began on February 1, 2023 and will continue until the final completion of all services under the agreement, but no earlier than January 31, 2024. In connection with the consulting agreement, Mr. Hansen continued to vest in all of his outstanding options, as disclosed below in the section titled “Executive compensation.”

Investor rights, voting and right of first refusal agreements and secondary transactions

In connection with our convertible preferred stock financings, we entered into investor rights, voting and right of first refusal agreements containing registration rights, information rights, voting rights, board representation rights, indemnification provisions and rights of first refusal, among other things, with certain holders of our convertible preferred stock and certain holders of our common stock, including entities affiliated with The Column Group, which are affiliated with our directors, Tim Kutzkey, Ph.D. and Peter Svennilson, and entities affiliated with RA Capital and Deep Track Biotechnology Master Fund, Ltd., each of which hold greater than 5% of our outstanding capital stock.

The covenants included in these stockholder agreements generally will terminate upon the closing of this offering, except with respect to registration rights, as more fully described in the section titled “Description of capital stock—Registration rights.”

In August 2022, Stig Hansen, Ph.D., one of our current directors, and Raymond Fucini, sold 71,428 and 10,714 shares of common stock, respectively, to a number of secondary purchasers, including The Column Group and the managing members of The Column Group, including our directors, Tim Kutzkey, Ph.D. and Peter Svennilson, for a total purchase price of $574,994. Following these purchases, each of our directors, Tim Kutzkey, Ph.D. and Peter Svennilson, obtained 26,666 shares of common stock, which are included in their holdings detailed in the section titled “Principal stockholders.” The company was not involved in these transactions other than in an administrative capacity, including waiving rights of first refusal and processing the transfers.

In September 2023, one of our stockholders sold 72,437 shares of Series B convertible preferred stock to an entity affiliated with The Column Group, which is affiliated with our directors, Tim Kutzkey, Ph.D. and Peter Svennilson, for a total purchase price of $1,499,984. The company was not involved in this transaction other than in an administrative capacity, including waiving rights of first refusal, processing the transfer and obtaining representations, warranties and indemnities from the parties to the sale.

See also the section titled “Principal stockholders” for additional information regarding beneficial ownership of our capital stock.

Limitations on liability and indemnification agreements

Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into or intend to enter into an indemnification agreement with each of our directors and executive officers, which will require us to indemnify them. For more information regarding these agreements, see the section titled “Executive compensation—Limitations on liability and indemnification.”

Policies and procedures for transactions with related persons

Prior to closing of this offering, we intend to adopt a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 (or, if less, 1% of the average of our total assets in a fiscal year) and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Principal stockholders

The following table sets forth information regarding beneficial ownership of our capital stock as of August 31, 2023 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each our of named executive officers; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on     shares of our common stock, after giving effect to the Preferred Stock Conversion, which will occur immediately prior to the closing of the offering. Applicable percentage ownership after the offering is based on     shares of our common stock outstanding immediately after the closing of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), after giving effect to the Preferred Stock Conversion, which will occur immediately prior to the closing of the offering. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we divided the number of shares held by the sum of  (1) the number of shares of common stock outstanding as of August 31, 2023 and (2) the number of shares of common stock that a person has the right to acquire within 60 days after the date of this table.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Carmot Therapeutics Inc., 740 Heinz Avenue, Berkeley, CA 94710.

	Beneficial ownership before the offering		Beneficial ownership after the offering
Name of beneficial owner	Shares	%	Shares	%

Greater than 5% Holders:
Entities affiliated with The Column Group(1)	11,171,445	40.27%
Entities affiliated with RA Capital(2)	1,998,103	7.20%
Entities affiliated with Beaming Star Global(3)	2,584,923	9.32%
Deep Track Biotechnology Master Fund, Ltd.(4)	1,607,725	5.80%
Platinum Falcon B 2018 RSC Limited(5)	1,563,477	5.64%
Daniel Erlanson	1,500,000	5.41%

Directors and Named Executive Officers:
Heather Turner(6)	97,533	*
Manu Chakravarthy, M.D., Ph.D.(7)	163,750	*
Tim Garnett, M.B.B.S., F.F.P.M., F.R.C.O.G.(8)	15,000	*
Stig K. Hansen, Ph.D. (9)	1,938,154	6.90%
Tim Kutzkey, Ph.D. (10)	11,118,113	40.08%
Charles Newton(11)	2,250	*
Anne M. Phillips, M.D.(12)	9,750	*
Peter Svennilson(13)	11,118,113	40.08%
Aetna Wun Trombley, Ph.D. (14)	48,958	*
All directors and executive officers as a group (10 persons)(15)	13,417,924	47.21%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 3,583,212 shares held of record by The Column Group, L.P.; (ii) 3,390,271 shares held of record by Ponoi Capital, LP; (iii) 3,390,270 shares held of record by Ponoi Capital II, LP; (iv) 727,694 shares held of record by The Column Group Opportunity III, L.P.; and (v) each of 26,666 shares held of record by Kutzkey Family Trust, David V. and Alena Z. Goeddel 2004 Trust and Peter Svennilson, respectively. David V. Goeddel and Peter Svennilson are the managing partners of The Column Group GP, LP, which is the general partner of The Column Group, LP and may be deemed to share voting, investment and dispositive power with respect to such shares. Mr. Svennilson, Dr. Goeddel and Dr. Tim Kutzkey are managing members of Ponoi Management, LLC and Ponoi II Management, LLC, which are the general partners of Ponoi Capital, LP and Ponoi Capital II, LP, respectively, and may be deemed to share voting, investment and dispositive power with respect to such shares. The Column Group Opportunity III GP, LP is the general partner of The Column Group Opportunity III, LP and may be deemed to share voting, investment and dispositive power with respect to such shares. Mr. Svennilson, Dr. Goeddel and Dr. Kutzkey are managing members of TCG Opportunity III GP, LLC, which is the general partner of The Column Group Opportunity III GP, LP and the ultimate general partner of The Column Group Opportunity III, LP and may be deemed to have voting, investment and dispositive power with respect to such shares. The address of each of the individuals and entities listed above is 1 Letterman Drive, Building D, Suite DM-900, San Francisco, California 94129.

(2)	Consists of (i) 351,930 shares held of record by RA Capital Healthcare Fund, L.P. (RA Fund), and (ii) 1,646,173 shares held of record by RA Capital Nexus Fund III, L.P. (RA Nexus Fund). RA Capital Management, L.P. (RA Capital) is the investment manager for the RA Fund and RA Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Peter Kolchinsky, Ph.D. and Rajeev Shah are the managing members. RA Capital, RA Capital Management GP, LLC, Peter Kolchinsky, Ph.D. and Rajeev Shah may be deemed to have voting and investment power over the shares held of record by the RA Fund and RA Nexus Fund. RA Capital, RA Capital Management GP, LLC, Peter Kolchinsky, Ph.D. and Rajeev Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of each of the individuals and entities listed above is 200 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

(3)	Consists of (i) 1,316,545 shares held of record by Beaming Star Global Limited (together with its affiliates, including Classic Key International Limited and Puccini Investments Holdings Limited, referred to herein as Beaming Star Global); (ii) 992,278 shares held of record by Puccini Investments Holdings Limited; and (iii) 276,100 shares held of record by Classic Key International Limited. The managing partner of Beaming Star Global Limited, Classic Key International Limited and Puccini Investments Holdings Limited is Chau Hoi Shuen Solina Holly, who may be deemed to share voting and investment power with respect to the shares, and who disclaims beneficial ownership of the shares held by Beaming Star Global Limited and each affiliated entity, except to the extent of their pecuniary interests therein, if any. The address of each of the individuals and entities listed above is c/o Suites PT. 2909 & 2910, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.

(4)	Deep Track Biotechnology Master Fund, Ltd. has a principal address of 200 Greenwich Ave., Suite 3, Greenwich CT 06830-2506. David Kroin is the Chief Investment Officer of Deep Track Biotechnology Master Fund, Ltd. Deep Track Capital, LP and David Kroin have shared voting power and shared dispositive power over the shares held by Deep Track Biotechnology Master Fund, Ltd.

(5)	The securities are directly held by Platinum Falcon B 2018 RSC Limited (Platinum Falcon), a limited liability company incorporated in the Abu Dhabi Global Market and a wholly owned subsidiary of the Abu Dhabi Investment Authority (ADIA), a public institution established by the Government of the Emirate of Abu Dhabi. By reason of its ownership of Platinum Falcon and pursuant to the rules and regulations of the SEC, ADIA may also be deemed to share investment and voting power over and, therefore, beneficial ownership of, the shares held directly by Platinum Falcon. The address for ADIA is 211 Corniche Street, P.O. Box 3600, Abu Dhabi, United Arab Emirates and the address for Platinum Falcon B 2018 RSC Limited is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(6)	Represents 97,533 shares subject to options that are exercisable within 60 days of August 31, 2023.

(7)	Represents 163,750 shares subject to options that are exercisable within 60 days of August 31, 2023.

(8)	Represents 15,000 shares subject to options that are exercisable within 60 days of August 31, 2023.

(9)	Consists of (i) 1,598,572 shares of common stock held of record by Dr. Hansen and (ii) 339,582 shares subject to options that are exercisable within 60 days of August 31, 2023.

(10)	Consists of the shares described in footnote (1) above. Dr. Kutzkey is a member of our board of directors and a Managing Partner of several entities affiliated with The Column Group and may be deemed to have voting and investment power with respect to the shares held by The Column Group. Dr. Kutzkey disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(11)	Represents 2,250 shares subject to options that are exercisable within 60 days of August 31, 2023.

(12)	Represents 9,750 shares subject to options that are exercisable within 60 days of August 31, 2023.

(13)	Consists of the shares described in footnote (1) above and 26,666 shares held of record by Mr. Svennilson. Mr. Svennilson is a member of our board of directors and a Managing Partner of several entities affiliated with The Column Group and may be deemed to have voting and investment power with respect to the shares held by The Column Group. Mr. Svennilson disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(14)	Represents 48,958 shares subject to options that are exercisable within 60 days of August 31, 2023.

(15)	Consists of (a) 12,743,351 shares beneficially owned by our current executive officers and directors as of August 31, 2023 and (b) 674,573 shares subject to options exercisable within 60 days of August 31, 2023.

Description of capital stock

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will each become effective upon the completion of this offering, our registration rights agreement and relevant provisions of DGCL. The descriptions herein are summaries qualified in their entirety by our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of DGCL. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will be in effect on the closing of this offering.

Upon the filing of our amended and restated certificate of incorporation and the closing of this offering, our authorized capital stock will consist of     shares of common stock, $0.001 par value per share, and     shares of  preferred stock, $0.001 par value per share.

As of September 30, 2023, after giving effect to the Preferred Stock Conversion immediately prior to the closing of this offering, we had     shares of common stock outstanding.

Common stock

Our amended and restated certificate of incorporation will authorize the issuance of up to    shares of our common stock. All outstanding shares of our common stock are validly issued, fully paid and nonassessable, and the shares of our common stock to be issued in connection with this offering will be validly issued, fully paid and nonassessable.

Voting rights

The common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified structure of our board of directors, the size of our board of directors, removal of directors, director liability, vacancies on our board of directors, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.

Economic rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, all shares of common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below.

Dividends. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend policy” for further information.

Liquidation Rights. On our liquidation, dissolution, or winding-up, the holders of common stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

No preemptive or similar rights

The holders of our shares of common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the right of the holders of shares of any series of preferred stock that we may designate in the future.

Fully paid and non-assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued under this offering will be fully paid and non-assessable.

Preferred stock

As of August 31, 2023, there were 23,795,917 shares of convertible preferred stock outstanding, consisting of 3,431,745 shares of Series A convertible preferred stock, 1,977,878 shares of Series B convertible preferred stock, 3,215,335 shares of Series C convertible preferred stock, 6,798,176 shares of Series D convertible preferred stock, 1,853,391 shares of Series D-1 convertible preferred stock and 6,519,392 shares of Series E convertible preferred stock. All 23,795,917 outstanding shares of convertible preferred stock will be converted into an aggregate of 23,795,917 shares of common stock immediately prior to the closing of this offering.

Following the closing of this offering, under the terms of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to     shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Stock options; shares reserved for future issuance under the 2023 Plan

As of September 30, 2023, after giving effect to the Common Stock Reclassification, there were options to purchase     shares of common stock outstanding under our Prior Plans. For additional information regarding the terms of our 2021 Plan, see the section titled “Executive compensation—Equity benefit plans.” Following completion of this offering,     shares of our common stock will be reserved for future issuance under the 2023 Plan, which will become effective immediately prior to the execution of the underwriting agreement for this offering, as well as any future automatic annual increases in the number of shares of common stock reserved for issuance under the 2023 Plan and any shares underlying outstanding stock awards granted under the Prior Plans, that expire or are repurchased, forfeited, cancelled, or withheld. For additional information regarding terms of our equity incentive plans, see the section titled “Executive compensation—Equity benefit plans.”

Registration rights

Upon the closing of this offering and subject to the lock-up agreements entered into in connection with this offering and federal securities laws, certain holders of     shares of our common stock, including those shares of common stock that will be issued upon the conversion of our convertible preferred stock in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of a registration rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than three years after the closing of this offering.

Demand registration rights

Upon the closing of this offering, holders of an aggregate of    shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the closing of this offering, the holders of  % of these shares may request that we register all or a portion of their shares. We are not required to effect more than    registration statements which are declared or ordered effective. Such request for registration must cover shares with an anticipated aggregate offering price of at least $    million. With certain exceptions, we are not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 180 days following the effective date of the registration statement for this offering.

Piggyback registration rights

In connection with this offering, the holders of an aggregate of    shares of our common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations.

Form S-3 registration rights

Upon the closing of this offering, holders of an aggregate of    shares of our common stock will be entitled to certain Form S-3 registration rights. Holders of  % of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate net proceeds of the shares offered would equal or exceed $    million. We will not be required to effect more than     registrations on Form S-3 within any 12-month period.

Anti-takeover provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Certificate of incorporation and bylaws to be in effect in connection with this offering

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation, to be effective immediately after the closing of this offering, and our amended and restated bylaws, to be effective on the closing of this offering, will provide for stockholder actions at a duly called meeting of stockholders or, before the date on which all shares of common stock convert into a single class, by written consent. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, or our chief executive officer or president. Our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

As described above in “Management—Composition of our board of directors,” in accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately prior to the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of forum

Our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom is the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative claim or cause of action brought on our behalf; (ii) any claim or cause of action for a breach of fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any claim or cause of action against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the DGCL, our amended and restated certificate of incorporation, or our bylaws (as each may be amended from time to time); (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against us or any of our current or former directors, officers, or other employees governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Our amended and restated certificate of incorporation to be effective on the closing of this offering will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against an defendant to such complaint. The choice of forum provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

For the avoidance of doubt, these provisions are intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Additionally, our amended and restated certificate of incorporation to be effective immediately after the closing of this offering will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Limitations on liability and indemnification

See the section titled “Executive compensation—Limitations on liability and indemnification.”

Exchange listing

Our common stock is currently not listed on any securities exchange. We intend to apply to have common stock approved for listing on Nasdaq under the symbol “CRMO.”

Transfer agent and registrar

On the closing of this offering, the transfer agent and registrar for our common stock will be    . The transfer agent’s address is    .

Shares eligible for future sale

Before the closing of this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Based on our shares of common stock outstanding as of September 30, 2023, upon the closing of this offering, a total of     shares of common stock will be outstanding, assuming (i) the Preferred Stock Conversion and (ii) the Common Stock Reclassification. Of these shares, all of the common stock sold in this offering by us, plus any shares sold by us on exercise of the underwriters’ option to purchase additional common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act (Rule 144).

The remaining shares of common stock will be, and shares of common stock subject to stock options will be on issuance, “restricted securities,” as that term is defined in Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately     shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 of the Securities Act (Rule 701) generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 registration statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable upon exercise of outstanding stock options and shares of our common stock reserved for future issuance under the 2023 Plan and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up arrangements

We, and all of our directors, executive officers and the holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding, have agreed with the underwriters that, until 180 days after the date of the underwriting agreement related to this offering, we and they will not, without the prior written consent of the representatives on behalf of the underwriters, subject to certain exceptions, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any of our shares of common stock, or any securities convertible into or exercisable or exchangeable for shares of our common stock, or enter into any hedging, swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the securities, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise. These agreements are described in the section titled “Underwriting.” The representatives of the underwriters may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including the amended and restated investors’ rights agreement and our standard forms of option agreement, that contain market stand-off provisions or incorporate market stand-off provisions from our equity incentive plan imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration rights

Upon the closing of this offering, pursuant to our amended and restated investors’ rights agreement, the holders of    shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act, subject to the terms of the lock-up agreements described under the subsection titled “—Lock-up arrangements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See the section titled “Description of capital stock—Registration rights” for additional information.

Material U.S. federal income tax consequences to non-U.S. holders

The following is a summary of material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock offered pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended (the Code) and does not address any U.S. federal non-income tax consequences such as estate or gift tax consequences or any tax consequences arising under any state, local, or non-U.S. tax laws. This discussion is based on the Code and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings, and administrative pronouncements of the Internal Revenue Service (IRS) all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested, and do not intend to request, a ruling from the IRS with respect to the U.S. federal income tax consequences discussed below, and there can be no assurance that the IRS or a court will agree with such tax consequences.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a particular non-U.S. holder in light of such non-U.S. holder’s particular circumstances. Finally, this discussion does not address any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under U.S. federal income tax laws, including:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•

partnerships, S corporations, or other entities or arrangements treated as partnerships, pass-through entities, or disregarded entities (including hybrid entities) for U.S. federal income tax purposes (and investors therein);

•	“controlled foreign corporations” within the meaning of Section 957(a) of the Code;

•	“passive foreign investment companies” within the meaning of Section 1297(a) of the Code;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment companies, insurance companies, brokers, dealers or traders in securities;

•	real estate investment trusts or regulated investment companies;

•	persons that have elected to mark securities to market;

•	tax-exempt organizations (including private foundations), governmental organizations, or international organizations;

•	tax-qualified retirement plans;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation;

•	persons that acquired our common stock in a transaction subject to the gain rollover provisions of the Code (including Section 1045 of the Code);

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock at any time (other than as provided below);

•	“qualified foreign pension funds” within the meaning of Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons that hold our common stock as part of a hedging or conversion transaction, a straddle, a constructive sale, or any other risk reduction strategy or integrated investment.

If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of the partnership and the partners in such partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships that hold our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY U.S. FEDERAL NON-INCOME TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of non-U.S. holder

For purposes of this discussion, the term “non-U.S. holder” means any beneficial owner of our common stock that is not a U.S. person or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Distributions on our common stock

As described in the section titled “Dividend policy” above, we do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits will constitute a return of capital and first will be applied against and reduce the non-U.S. holder’s tax basis in our common stock, but not below zero. Any amount distributed in excess of tax basis will be treated as gain realized on the sale or other disposition of our common stock and, therefore, treated as described in the subsection titled “—Gain on disposition of our common stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of the gross amount of the dividends. To receive the benefit of a lower treaty rate, a non-U.S. holder must furnish the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such non-U.S. holder’s qualification for such rate. This certification must be provided to the applicable withholding agent before the payment of dividends and updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the financial institution or agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, are attributable to such non-U.S. holder’s permanent establishment in the United States), the non-U.S. holder generally will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder generally must furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors about any applicable income tax treaties that may provide for different rules.

Gain on disposition of our common stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to the non-U.S. holder’s permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•

the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or other disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the sale or other disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market as defined by applicable Treasury Regulations.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We do not believe that we are, or have been, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes, although there can be no assurance that we will not in the future become a USRPHC. Even if we are or were to become a USRPHC, gain arising from the sale or other disposition by a non-U.S. holder of our common stock may not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period. Prospective investors are encouraged to consult their tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock which gain may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If we are or become a USRPHC during the period described in the third bullet point above and our common stock is not regularly traded for purposes of the relevant rules, gain arising from the sale or other taxable disposition of our common stock by a non-U.S. holder will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Non-U.S. holders are urged to consult their tax advisors about any applicable income tax treaties that may provide for different rules.

Information reporting and backup withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such non-U.S. holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required (because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty) and regardless of whether such distributions constitute dividends. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a sale or other disposition of our common stock provided that the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the non-U.S. holder is a United States person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, non-U.S. holders are urged to consult their tax advisors about the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Foreign account tax compliance act

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under the FATCA rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a “non-financial foreign entity” unless such entity provides the withholding agent with a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable non-U.S. country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock and, subject to the proposed Treasury Regulations described below, also applies to payments of gross proceeds from sales or other dispositions of our common stock. The U.S. Treasury Department released proposed Treasury Regulations which, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed Treasury Regulations until final regulations are issued.

Prospective investors are urged to consult their tax advisors about the possible application of withholding under FATCA to their investment in our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc., Piper Sandler & Co. and Guggenheim Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC

BofA Securities, Inc.

Piper Sandler & Co.

Guggenheim Securities, LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to      additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $     per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $     . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $    .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; or (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and substantially all of our shareholders (such persons, the lock-up parties) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the restricted period), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of the representatives, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the lock-up securities)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2)

above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the closing of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

The representatives of the underwriters may, in their sole discretion, release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We intend to apply to have our common stock approved for listing/quotation on Nasdaq under the symbol “CRMO.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European economic area and the UK

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the SFO) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the CO) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each joint book-running manager has acknowledged that this registration statement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each joint book-running manager has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this registration statement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the SFA)) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre (DIFC)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (DFSA). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This registration statement:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the Corporations Act);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (ASIC), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in China

This registration statement will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this registration statement nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the FSCMA), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the FETL). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, qualified investors listed in the first addendum, or the Addendum, to the Israeli Securities Law. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum.

Legal matters

The validity of the shares of our common stock being offered in this prospectus will be passed upon for us by Cooley LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

Experts

Our consolidated financial statements as of December 31, 2022 and 2021, and for each of the years in the two-year period ended December 31, 2022, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at https://carmot.us/. Upon the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

CARMOT THERAPEUTICS INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Carmot Therapeutics Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Carmot Therapeutics Inc. and subsidiary (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2022 due to the adoption of FASB Accounting Standards Update 2016-02, Leases (Topic 842). Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

San Francisco, California

September 27, 2023

CARMOT THERAPEUTICS INC.

Consolidated balance sheets

	December 31,
(in thousands, except share and per share amounts)	2021	2022

Assets

Current assets:
Cash and cash equivalents	$46,812	$48,953
Marketable securities	—	86,654
Research and development tax incentive receivable	3,209	566
Financial royalty asset, net	1,218	2,737
Prepaid expenses and other current assets	2,014	4,079

Total current assets	53,253	142,989
Property and equipment, net	1,597	2,504
Operating lease right-of-use assets	—	4,168
Marketable securities, noncurrent	—	2,503
Financial royalty asset, noncurrent, net	20,417	21,904
Prepaid expenses and other assets, noncurrent	501	843

Total assets	$75,768	$174,911

Liabilities, convertible preferred stock and stockholders’ deficit

Current liabilities:
Accounts payable	$5,671	$3,945
Accrued and other current liabilities	2,564	5,948
Operating lease liabilities, current	—	1,811
Convertible notes	30,062	—

Total current liabilities	38,297	11,704
Operating lease liabilities, noncurrent	—	2,247
Deferred tax liabilities	1,704	—

Total liabilities	40,001	13,951

Commitments and contingencies (Note 11)
Convertible preferred stock, $0.001 par value, 8,624,958 and 17,276,525 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively; liquidation preference of $61,634 and $222,305 as of December 31, 2021 and 2022, respectively	61,481	224,668

Stockholders’ deficit:
Common stock, $0.001 par value; 15,000,000 shares and 25,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 3,629,857 and 3,818,211 shares issued and outstanding as of December 31, 2021 and 2022, respectively	4	4
Additional paid-in capital	1,258	2,151
Accumulated other comprehensive income (loss)	46	(7)
Accumulated deficit	(27,022)	(65,856)

Total stockholders’ deficit	(25,714)	(63,708)

Total liabilities, convertible preferred stock and stockholders’ deficit	$75,768	$174,911

The accompanying notes are an integral part of these consolidated financial statements.

CARMOT THERAPEUTICS INC.

Consolidated statements of operations and comprehensive income (loss)

	Year ended December 31,
(in thousands, except share and per share amounts)	2021	2022

Operating expenses
Research and development	$20,089	$37,147
General and administrative	4,501	6,278

Total operating expenses	24,590	43,425

Loss from operations	(24,590)	(43,425)

Interest and other income (expense), net
Interest expense	(62)	(167)
Interest income	1,797	6,100
Other income (expense), net	46	(334)
Gain on transfer of royalty rights	49,940	—
Loss on fair value measurement of convertible notes	—	(5,334)
Gain on extinguishment of convertible notes	—	2,665

Net income (loss) before taxes	27,131	(40,495)
Income tax provision (benefit)	1,757	(1,661)

Net income (loss)	$25,374	$(38,834)

Other comprehensive loss:
Unrealized loss on marketable securities	—	(53)

Comprehensive income (loss)	$25,374	$(38,887)

Net income (loss) per share attributable to common stockholders:
Basic	$1.68	$(10.44)

Diluted	$1.56	$(10.44)

Weighted-average common shares outstanding
Basic	3,604,901	3,719,680

Diluted	4,596,887	3,719,680

The accompanying notes are an integral part of these consolidated financial statements.

CARMOT THERAPEUTICS INC.

Consolidated statements of convertible preferred stock and stockholders’ deficit

	Convertible preferred stock		Common stock		Additional paid-In capital	Accumulated other comprehensive income (loss)	accumulated deficit	Total stockholders’ deficit
(in thousands, except share amounts)	Shares	Cost	Shares	Cost
Balances as of December 31, 2020	8,466,229	$60,085	3,548,983	$4	$437	$46	$(22,432)	$(21,945)
Issuance of Series A convertible preferred stock upon exercise of warrants	158,729	100	—	—	—	—	—	—
Reclassification of fair value of preferred stock warrant liability to cost basis of Series C convertible preferred stock	—	1,296	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options in exchange for cash	—	—	80,874	—	196	—	—	196
Stock-based compensation	—	—	—	—	625	—	—	625
Distribution of royalty rights to stockholders	—	—	—	—	—	—	(29,964)	(29,964)
Net income	—	—	—	—	—	—	25,374	25,374

Balances as of December 31, 2021	8,624,958	61,481	3,629,857	4	1,258	46	(27,022)	(25,714)
Issuance of Series D convertible preferred stock, net of issuance costs of $154	6,798,176	130,289	—	—	—	—	—	—
Issuance of Series D-1 convertible preferred stock upon conversion of convertible notes	1,853,391	32,898	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options in exchange for cash	—	—	188,354	—	29	—	—	29
Stock-based compensation	—	—	—	—	864	—	—	864
Unrealized loss on marketable securities	—	—	—	—	—	(53)	—	(53)
Net loss	—	—	—	—	—	—	(38,834)	(38,834)

Balances as of December 31, 2022	17,276,525	$224,668	3,818,211	$4	$2,151	$(7)	$(65,856)	$(63,708)

The accompanying notes are an integral part of these consolidated financial statements.

CARMOT THERAPEUTICS INC.

Consolidated statements of cash flows

	Year ended December 31,
(in thousands)	2021	2022

Operating activities:
Net income (loss)	$25,374	$(38,834)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	505	635
Stock-based compensation	625	864
Deferred income tax expense (benefit)	1,704	(1,704)
Foreign currency gain from remeasurement	(194)	(82)
Non-cash gain on transfer of royalty right	(49,940)	—
Accrued interest on convertible notes	62	167
Change in fair value of convertible notes	—	5,334
Gain on extinguishment of convertible notes	—	(2,665)
Accrued interest on financial royalty assets	(1,776)	(4,218)
Non-cash operating lease expense	—	1,912
Net accretion and amortization of investments in marketable securities	—	(995)
Changes in operating assets and liabilities:
Research and development incentive receivable	(2,148)	2,643
Prepaid expenses and other assets	(1,418)	(1,813)
Financial royalty asset	117	1,211
Accounts payable	1,964	(1,727)
Accrued and other current liabilities	1,567	3,465
Operating lease liabilities	—	(2,102)

Net cash used in operating activities	(23,558)	(37,909)

Investing activities:
Purchases of property and equipment	(1,101)	(1,542)
Purchases of marketable securities	—	(97,614)
Proceeds from sale and redemption of marketable securities	8,000	9,400
Change in deposits	5	—

Net cash provided by (used in) investing activities	6,904	(89,756)

Financing activities:
Proceeds from the issuance of common stock on exercise of stock options	196	29
Proceeds from convertible notes payable	30,000	—
Proceeds from the issuance of Series D preferred stock	—	130,443
Payments of issuance costs	—	(154)
Proceeds from the issuance of preferred stock on exercise of warrants	100	—

Net cash provided by financing activities	30,296	130,318

Net increase in cash, cash equivalents and restricted cash	13,642	2,653
Effect of exchange rate changes on cash and cash equivalents	194	82
Cash and cash equivalents at beginning of period	32,976	46,812

Cash, cash equivalents and restricted cash at end of period	$46,812	$49,547

Non-cash investing and financing activities:
Paid in kind dividend from royalty distributions	$(29,964)	$—

Right-of-use assets obtained in exchange for lease liability	$—	$6,161

Issuance of Series D-1 convertible preferred stock in connection with conversion of convertible notes	$—	$32,898

Reclassification of fair value of preferred stock warrant liability to cost basis of Series C convertible preferred stock	$1,296	$—

Purchases of property and equipment in accounts payable and accrued liabilities	$146	$879

The accompanying notes are an integral part of these consolidated financial statements.

Carmot Therapeutics Inc.

Notes to consolidated financial statements

1. Nature of business and liquidity

Nature of business

Carmot Therapeutics Inc. (the Company) was incorporated in Delaware on January 18, 2008, and operates from its headquarters in Berkeley, California. In May 2018, the Company established a wholly-owned subsidiary, Carmot Australia First Pty Ltd. (Carmot Australia), in Australia. The Company is a clinical-stage biotechnology company dedicated to developing life-changing therapeutics for people living with metabolic diseases including obesity and diabetes.

Liquidity

The Company has incurred negative cash flows from operations since inception and had an accumulated deficit of $65.9 million as of December 31, 2022. The Company expects losses and negative cash flows to continue, primarily as a result of continued research and development efforts, clinical studies and personnel expenses. The Company has relied primarily on equity and debt financing to sustain its operations. As of December 31, 2022, the Company had cash and cash equivalents of $49.0 million as well as short-term marketable securities of $86.7 million. Management believes the Company has sufficient resources to sustain operations for the next twelve months from the date these consolidated financial statements were issued. However, over the longer term, if the Company does not generate sufficient revenue from products, additional debt or equity financing may be required. The inability to obtain additional debt or equity financing, if needed, could adversely affect the Company’s ability to achieve its intended objectives. If the Company is not able to secure adequate additional funding, it may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations, and future prospects.

2. Basis of presentation and significant accounting policies

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include the accounts of the Company and Carmot Australia. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Accounting estimates and assumptions are inherently uncertain. Management bases its estimates on historical experience and assumptions believed to be reasonable under the circumstances. Actual results could differ materially from those estimates and assumptions. Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, fair value of marketable securities, the valuation of the royalty rights, estimated fair value of convertible notes, estimated fair value of warrant liability, stock option awards for stock-based compensation, operating lease right-of-use assets and liabilities, valuation of deferred tax assets and uncertain tax positions (including valuation allowance), and estimated prepayments to amortize or expenses to be accrued as of each balance sheet date for clinical study expenses.

Risks and uncertainties

The Company is subject to a number of risks associated with companies at a similar stage, including dependence on key individuals, competition from larger and established companies, uncertainty of clinical results, ability to obtain adequate financing to support growth, the ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company, and general economic conditions.

Segments

The Company’s chief operating decision maker is its Chief Executive Officer. The Chief Executive Officer reviews financial information on an aggregate basis for the purposes of evaluating financial performance and allocating the Company’s resources. Accordingly, the Company has determined that it operates in one segment.

Foreign operations

Operations outside the United States consists of those related to Carmot Australia. Foreign operations are subject to risks inherent in operating under a different legal system and political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. As of December 31, 2021 and 2022, net assets of Carmot Australia were insignificant to the Company’s consolidated net assets.

Foreign currencies

The functional currency of Carmot Australia is the United States Dollar (USD). All assets and liabilities denominated in foreign currencies are remeasured to USD at the balance sheet date. Expenses are remeasured using the average exchange rate for the reporting period. Foreign exchange remeasurement and transaction gains and losses are included in other income (expense), net in the consolidated statements of operations and comprehensive income (loss).

Cash, cash equivalents and restricted cash

The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash held in checking and money market accounts.

Restricted cash consists entirely of cash held as collateral against letters of credit that the Company is required to maintain in relation to its operating lease agreements. Restricted cash is included in prepaid expenses and other assets, noncurrent in the consolidated balance sheets.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the amounts shown in the consolidated statements of cash flows (in thousands):

	December 31,
	2021	2022
Cash and cash equivalents	$46,812	$48,953
Restricted cash, noncurrent	—	594

Total cash, cash equivalents and restricted cash	$46,812	$49,547

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, investments in marketable securities and the financial royalty asset. The Company maintained certain cash and cash equivalents, as well as restricted cash, at two domestic financial institutions for the years ended December 31, 2021 and 2022. Cash, cash equivalents and restricted cash at these institutions exceeded the Federal Deposit Insurance Corporation (FDIC) insurable limit for both years. The Company maintained insignificant cash deposits in foreign countries which are not insured by the FDIC. Certain cash equivalents and investments in marketable securities are maintained at a brokerage firm for which amounts exceeded the amount insured by the Securities Investor Protection Corporation. The Company has not experienced any losses on its cash deposits or investments in marketable securities through December 31, 2022. The financial royalty asset arises entirely from a royalty transfer transaction with Sotorasib Royalty Holding, LLC (SRH) in 2021. Refer to Note 3 for additional information.

Marketable securities

Marketable securities consist of U.S. treasury securities and agency bonds, U.S. and foreign commercial paper and corporate debt securities. Short-term securities consist of marketable securities classified as available-for-sale and have maturities greater than 90 days, but less than 365 days from the date of acquisition. Long-term securities consist of marketable securities classified as available-for-sale and have maturities greater than 365 days from the date of acquisition. All short-term and long-term securities are carried at fair value based upon quoted market prices. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity which is included in interest income on the consolidated statement of operations and comprehensive income (loss). Unrealized gains and losses on available-for-sale debt securities are included in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss) unless the unrealized loss is considered to be other than temporary. The cost of available-for-sale securities sold is based on the specific-identification method. Realized gains and losses on the sale of debt securities are recorded in other income (expense), net on the accompanying consolidated statements of operations and comprehensive income (loss).

Property and equipment

Property and equipment are recorded at cost net of accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the respective assets. The useful lives of property and equipment are as follows:

Asset	Estimated useful life
Computer hardware and software	Five years
Manufacturing and laboratory equipment	Five years
Office furniture and fixtures	Five years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Maintenance and repairs that do not extend the life or improve the asset are expensed when incurred.

Accounting for impairment of long-lived assets

Long-lived assets consist of property and equipment and operating lease right-of-use assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The evaluation is performed at the asset group level, i.e., the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of assets held and used is measured by comparing the carrying amount of an asset group to future net cash flows expected to be generated by the asset group. If such a review indicates that the carrying amount of the asset group is not recoverable, an impairment loss shall be measured as the amount by which the carrying amount of an asset group exceeds its fair value. Any impairment loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the carrying amount of an individual asset shall not be reduced below its fair value. The Company did not record any impairment of long-lived assets as of December 31, 2021 and 2022.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Research and development costs

Research and development costs are expensed as incurred and consist primarily of salaries and benefits, stock-based compensation expense, lab supplies and facility costs, as well as fees paid to nonemployees and entities that conduct certain research and development activities on the Company’s behalf. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are capitalized and recorded to prepaid expenses and other current assets on the consolidated balance sheet and then expensed as the related goods are delivered or the services are performed.

The Company accrues estimated costs of research and development activities conducted by third-party service providers, which include the conduct of preclinical and clinical studies and contract manufacturing activities. The Company estimates the amount of work completed through discussions with internal personnel and external service providers in conjunction with reporting information obtained directly from the external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. The Company makes significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, the Company adjusts the accrued estimates. Although the Company does not expect the estimates to be materially different from amounts actually incurred, the status and timing of services performed, the number of patients enrolled and the rate of patient enrollment may vary from the Company’s estimates and could result in the Company reporting amounts that are too high or too low in any particular period. The Company’s accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party service providers. For the years ended December 31, 2021 and 2022, there have been no material differences from the Company’s accrued expenses to actual expenses.

Stock-based compensation

The Company accounts for share-based compensation by measuring and recognizing compensation expense for all share-based payments made to employees, directors and non-employees based on estimated grant-date fair values. The Company uses the straight-line method to allocate compensation expense to reporting periods over each optionee’s requisite service period, which is generally the vesting period, and estimates the fair value of share-based awards using the Black-Scholes option-pricing model. The Black-Scholes model requires the input of subjective assumptions, including expected volatility, expected dividend yield, expected term, risk-free rate of return and the estimated fair value of the underlying common stock on the date of grant. The Company accounts for the effect of forfeitures as they occur.

Convertible preferred stock warrant liability

The Company accounted for its freestanding warrants to purchase shares of the Company’s convertible preferred stock as liabilities at fair value upon issuance primarily because the shares underlying the warrants contained contingent redemption features outside of the Company’s control. These warrants were subject to re-measurement at each balance sheet date with any change in fair value recognized in the consolidated statements of operations and comprehensive income (loss). The Company estimated the fair value of these liabilities using the hybrid method and computed the probability-weighted value across two scenarios: Initial Public Offering (IPO) waterfall analysis and the Option Pricing Method (OPM) scenario (reflecting the non-IPO scenarios). The Company assigned a 90.0% probability to the OPM scenario, and the residual probability was assigned to the IPO scenarios. The Company used the following assumptions in the OPM model at the date of modification: time to liquidity of 2.0 years; risk-free interest rate of 0.20%; expected volatility of 72%; and no dividends during the expected term.

The Company assessed the change in fair value of the convertible preferred stock warrant liabilities until the exercise of the outstanding warrants in May 2021. The change in fair value of the convertible preferred stock warrant liability was negligible from the issuance date to May 2021, and no amount was recorded in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2021 and 2022.

Convertible notes

The Company elected to account for its freestanding convertible notes as liabilities at fair value with initial fair value measured upon issuance. The convertible notes are remeasured on a recurring basis at the end of each reporting period until settlement, with any changes in fair value recognized as a gain or loss on fair value measurement of convertible notes in the consolidated statements of operations and comprehensive income (loss), except for any changes in fair value resulting from changes in the instrument-specific credit risk, which are presented separately in other comprehensive income (loss), if any. The Company has classified the convertible notes as Level 3 within the fair value hierarchy as significant unobservable inputs are used to value the instrument. The Company evaluated whether factors such as circumstances under which the transaction took place, nature of the parties involved, unit of account, and market in which the transaction took place, existed and impacted the transaction (entry) price of the convertible notes such that the transaction price might not represent the fair value of the convertible note liability assumed. The Company concluded that such factors did not suggest that the transaction price differed from the fair value. The Company recorded the fair value of the convertible notes at the transaction price as of the date of issuance.

Upon an early extinguishment of convertible notes, the net carrying amount of the extinguished convertible notes would be adjusted to its estimated fair value at the extinguishment date. The difference between the actual extinguishment price and the net carrying amount of the convertible notes would be recognized as a gain or loss on extinguishment of convertible notes in the consolidated statement of operations and comprehensive income (loss). Refer to Note 6 for additional information.

Financial royalty asset, net

The Company accounts for the financial royalty asset in accordance with Accounting Standards Codification 310 (ASC), Receivables, as it most closely aligns with the underlying economics of the asset. The financial royalty asset is classified similar to a loan receivable and is measured at amortized cost using the prospective effective interest method described in ASC 835-30, Imputation of Interest.

The effective interest rate is calculated by forecasting the expected cash flows to be received over the life of the asset relative to the initial transaction amount. The effective interest rate is recalculated each reporting period as differences between expected cash flows and actual cash flows are realized and as there are changes to expected future cash flows. Income is calculated by multiplying the carrying value of the financial royalty asset by the periodic effective interest rate. The carrying value of a financial royalty asset is made up of the opening balance, which is increased by accrued interest income and decreased by cash receipts in the period to arrive at the ending balance. If the ending balance is greater than the net present value of the expected future cash flows, a provision is recorded via a charge to earnings to reduce the asset balance to the net present value, except that the carrying value shall not be reduced below the fair value of the financial royalty asset. The carrying value of the financial royalty asset is presented net of the cumulative allowance for changes in expected future cash flows.

The application of the prospective approach to measure the financial royalty asset at amortized cost requires management’s judgment in forecasting the expected future cash flows of the underlying royalties. The amounts and duration of forecasted expected future cash flows used to calculate and measure interest income are largely impacted by sell-side equity research reports related to the underlying product, future commercial performance of the product, royalty duration, and publicly available financial data for competitions, etc.

As part of the preparation of the forecasted expected future cash flows, which relies on the sources and variables discussed above, management relies primarily on the annual forecasted sales data from sell-side equity research analysts. Such sell-side analyst forecasts consider various factors, including product growth rates and sales trends in outer years, which consider various factors including forecasted net sales for indications in which Lumakras is currently approved and the probabilities of technical success and associated forecasted potential net sales in different indications. Management also considers estimates of the duration of the royalty, which includes consideration of the royalty payment term under the Agreement with Amgen Inc. (Amgen) (Refer to Note 8), strength of patent protection and anticipated entry of competing products.

In order to determine the appropriate discount rate for the estimated fair value, the Company considered multiple sources of information including published studies and surveys. Numerous factors influence the choice of an appropriate discount rate, including external factors (potentially systematic) and internal (potentially unsystematic) on the royalty rights.

The current portion of financial royalty asset represents an estimate of current period royalty receipts, which are collected during the subsequent period and for which the estimates are derived from the latest external publicly available sell-side equity research analyst reports, reported in arrears.

Impairment and provision for financial royalty asset

The Company evaluates a financial royalty asset for impairment on an individual basis by comparing the effective interest rate at each reporting date to that of the prior period. If the effective interest rate is lower for the current period than the prior period, and if the gross cash flows have declined (expected and collected), the Company records provision expense for the change in expected cash flows. The provision, if applicable, is measured as the difference between the financial royalty asset’s amortized cost basis and the net present value of the expected future cash flows, calculated based on the effective interest rate being applied in the current period. The amount recognized as provision expense increases the financial royalty asset’s cumulative allowance, which reduces the net carrying value of the financial royalty asset. The provision recognized shall not reduce the carrying value of the financial royalty asset below its fair value. When the allowance is limited by the fair value of the financial royalty asset, the Company adjusts the accretable yield for the uncaptured adverse change in forecasted cashflows and applies the new effective interest rate prospectively.

In a subsequent period, if there is an increase in expected future cash flows, or if actual cash flows are greater than cash flows previously expected, the Company reduces the previously established cumulative allowance, resulting in non-cash provision income recorded through the provision for changes in expected cash flows from financial royalty asset on the consolidated statements of operations and comprehensive income (loss). The Company also recalculates the amount of accretable yield to be received based on the revised remaining future cash flows. The adjustment to the accretable yield is treated as a change in estimate and is recognized prospectively over the remaining life of the financial royalty asset by adjusting the effective interest rate used to calculate income.

Movements in the cumulative allowance for changes in expected future cash flows are accompanied by corresponding provision income or expense. Amounts not expected to be collected are written off against the allowance at the time that such a determination is made. Recoveries of previously written-off amounts are credited to the allowance. In some cases, when a financial royalty asset’s contractual cash flows expire, the final royalty payment may differ from the remaining net carrying value. The Company accounts for this non-cash true-up at the end of the royalty term as either provision for changes in expected cash flows from financial royalty asset or as income from financial royalty asset on the consolidated statements of operations and comprehensive income (loss).

Income from financial royalty asset

The Company recognizes income from financial royalty asset when there is a reasonable expectation about the timing and amount of cash flows expected to be collected. The accretable yield is recognized as income at the effective rate of return over the expected life of financial royalty asset and is included in interest income in the consolidated statements of operations and comprehensive income (loss). When the financial royalty asset has been fully amortized, royalties received will be recognized as other royalty income.

Leases

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. During 2021, prior to adoption of Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) (ASC 842), the Company classified its leases as operating leases and recognized rent expense on a straight-line basis over the noncancelable term of the lease and, accordingly, recorded the difference between cash rent payments and the recognition of rent expense as a deferred rent liability, which is included within accrued and other current liabilities on the consolidated balance sheet. Incentives granted under facilities leases, including rent holiday and allowances to fund leasehold improvements, were deferred and recognized as adjustments to rent expense on a straight-line basis over the noncancelable term of the lease. Upon adoption of ASC 842, as of January 1, 2022, the Company includes operating leases in operating lease right-of-use (ROU) assets, current and noncurrent operating lease liabilities in the Company’s consolidated balance sheets. The ROU assets represent the Company’s right to use an underlying asset and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease liabilities are recognized at the commencement date based on the present value of lease payments over the expected lease term. The Company measures the ROU assets based on the associated lease liabilities adjusted for any lease incentives such as lease prepayments and tenant improvement allowances. As most of the leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. Lease expense for lease payments is recognized on a straight-line basis, net of sublease income, over the lease term.

As a practical expedient, the Company elected, for all facility leases, not to separate non-lease components from lease components and instead to account for each separate lease component and its associated non-lease components as a single lease component. The Company elected to exclude from its consolidated balance sheets recognition of leases having a term of 12 months or less (short-term leases).

Fair value of financial instruments

The Company uses a three-level hierarchy, which prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information for fair value measurement based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with those financial instruments.

The three-level hierarchy for fair value measurement is defined as follows:

Level I: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level II: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level III: Inputs to the valuation methodology, which are significant to the fair value measurement, are unobservable.

An asset or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Convertible preferred stock

The Company records convertible preferred stock net of issuance costs on the dates of issuance, which represents the carrying value. In the event of a change of control of the Company, proceeds will be distributed in accordance with the liquidation preferences set forth in its certificate of incorporation (Certificate), as restated and amended, unless the holders of convertible preferred stock have converted their shares into common stock. Convertible preferred stock is classified outside of stockholders’ deficit on the accompanying consolidated balance sheets as events triggering the liquidation preferences are not solely within the Company’s control. The Company has elected not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because the preferred stock is currently not redeemable and a deemed liquidation event is not probable as of the balance sheet date. Refer to Note 7 for additional information.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. Deferred income tax assets and liabilities are recorded net and classified as noncurrent on the consolidated balance sheets.

The Company records a valuation allowance against deferred tax assets if it is more likely than not that a portion or all of the asset will not be realized in future periods. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.

The Company recognizes benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on their technical merits, as the largest amount of benefit that is more likely than not to be realized upon the ultimate settlement. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest charges or penalties related to unrecognized tax benefits.

Research and development incentive refund

The Company is eligible under the AusIndustry Research and Development Tax Incentive Program to obtain a cash amount from the Australian Taxation Office (ATO). The tax incentive is available to the Company on the basis of specific criteria with which the Company must comply related to research and development expenditures in Australia. These research and development tax incentives are recognized as contra research and development expense when the right to receive has been attained and funds are considered to be collectible. The Company recognized $3.2 million and $0.5 million as a reduction of research and development expenses for the years ended December 31, 2021 and 2022, respectively, in connection with the research and development tax incentive from the ATO.

Net income (loss) per share attributable to common stockholders

The Company follows the two-class method when computing net income (loss) per share attributable to common stockholders as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share attributable to common stockholders for each class of common and participating securities, which included the Company’s convertible preferred stock, according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires undistributed earnings for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s convertible preferred stock contractually entitled the holders of such shares to participate in dividends but did not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, the loss is not allocated to such participating securities.

Basic net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted-average number of common shares and potential dilutive securities outstanding for the period, using the treasury stock method or the “if-converted” method based on the nature of the securities. For the purpose of this calculation, outstanding preferred stock warrants, common stock options and convertible notes are considered potential dilutive securities. Potential dilutive securities are excluded from the calculation of diluted net income (loss) per share attributable to common stockholders if their inclusion is antidilutive. In periods when there is a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is antidilutive.

Recently adopted accounting pronouncements

In February 2016, the FASB issued ASC 842, which supersedes the guidance in ASC 840, Leases. ASC 842 requires a lessee to recognize in its consolidated balance sheet a liability to make lease payments and also a right-of-use asset representing its right to use the underlying asset for the lease term. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. The FASB has issued multiple updates to ASC 842, including ASUs 2018-10, 2018-11, 2019-01, 2019-10, and 2020-05. These ASUs have provided for various technical corrections and improvements to the codification as well as other transition matters. The Company adopted ASC 842, as amended, using the modified retrospective approach as of January 1, 2022. As part of the ASC 842 adoption, the Company elected certain practical expedients outlined in the guidance. The Company has chosen to apply the package of practical expedients for existing leases, which provides relief from reassessing: (i) whether a contract is or contains a lease, (ii) lease classification, and (iii) whether initial direct costs can be capitalized. The Company did not elect the hindsight practical expedient to reassess the lease term for existing leases. The Company elected the short-term lease exemption, under which any lease with a term that is less than 12 months is excluded from recognition on the balance sheet. Additionally, the Company elected not to separate lease and non-lease components. The adoption of ASC 842 resulted in the recognition of ROU assets of $3.9 million, corresponding lease liabilities of $4.0 million, and the derecognition of the deferred rent liability of $0.1 million as of January 1, 2022. Under the optional transition method, the Company does not need to restate the comparative periods in transition and will continue to present financial information and disclosures for periods before January 1, 2022 in accordance with ASC 840.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes which was issued to simplify the accounting for income taxes by eliminating certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This ASU also clarifies and simplifies other aspects of the accounting for income taxes. This update is effective for fiscal years beginning after December 15, 2020, and early adoption is permitted. The Company adopted the new standard on January 1, 2022. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contract’s in Entity’s Own Equity. The guidance in ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the previous guidance related to debt with conversion and other options that required entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. In addition, the amendments revised the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification. The amendments in ASU 2020-06 further revised the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. The new guidance becomes effective for the Company on January 1, 2024 and early adoption is permitted but no earlier than January 1, 2021. The Company early adopted ASU 2020-06 as of January 1, 2022. The adoption of this guidance had no material impact on the Company’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in ASU No. 2016-13 introduce an approach based on expected losses to estimated credit losses on certain types of financial instruments, modify the impairment model for available-for-sale debt securities and provide for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The new standard requires financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective for the Company on January 1, 2023, with early application permitted. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

3. Royalty transfer transaction

On May 13, 2021, the Company established a limited liability company, SRH, and became its sole member. On May 14, 2021, the Company entered into a Royalty Interest Transfer Agreement (the Royalty Transfer Agreement) with SRH to transfer the royalty and audit rights (the Royalty Rights) under the Agreement with

Amgen (Refer to Note 8 for additional information) to SRH in exchange for i) SRH Class A, Class B, Class C and Class D Units and ii) 40% of the future royalties and any revenue generated from the sale, transfer, assignment, or conveyance of the Royalty Rights, actually received by SRH (the Revenue Sharing Payments). The Company then distributed substantially all SRH units received to its existing stockholders. SRH is considered a related party of the Company as a common investor in SRH and the Company holds a significant investment in both entities and certain investors holding an ownership in the Company can significantly influence SRH.

Upon completion of the above transactions, the Company accounted for the distribution of SRH units as a nonreciprocal transfer of nonmonetary assets with owners, and recorded a special dividend paid-in-kind to stockholders in the amount of $30.0 million representing the fair value of SRH units distributed, and the Company recognized a financial royalty asset in the amount of $20.0 million representing the fair value of the right to the Revenue Sharing Payments. In aggregate, the Company recognized a gain on transfer of the Royalty Rights in the amount of $50.0 million in its consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2021. The Company has determined the fair value of the dividend paid-in-kind and the financial royalty asset, with the assistance of an independent valuation firm utilizing a discounted cash flow model.

The Company subsequently measures the financial royalty asset at amortized cost using the prospective effective interest method. For the years ended December 31, 2021 and 2022, the Company recognized $1.8 million and $4.2 million in interest income from its financial royalty asset in the consolidated statements of operations and comprehensive income (loss), respectively. No provision for changes in expected cash flows from financial royalty asset has been recognized.

The Company performed its impairment assessment on the financial royalty asset for the years ended December 31, 2021 and 2022 and no impairment was recorded as of December 31, 2021 and 2022.

4. Property and equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2021	2022
Furniture and fixtures	$45	$45
Laboratory equipment	3,451	4,944
Computer hardware	36	38
Construction in progress	3	43
Leasehold improvements	—	7

Total property and equipment, gross	3,535	5,077
Less: accumulated depreciation	(1,938)	(2,573)

Total property and equipment, net	$1,597	$2,504

Total depreciation expense recognized for the years ended December 31, 2021 and 2022 was $0.5 million and $0.6 million, respectively.

5. Accrued and other current liabilities

Accrued and other current liabilities consisted of the following (in thousands):

	December 31,
	2021	2022
Clinical studies and development	$1,057	$3,628
Accrued compensation, including bonus accrual	1,110	1,357
Deferred rent	208	—
Other accrued expenses	189	963

Total accrued and other current liabilities	$2,564	$5,948

6. Convertible notes payable

2021 convertible notes

In October and November 2021, the Company issued convertible notes (the 2021 Notes) in aggregate principal amount of $30.0 million to certain holders of convertible preferred stock of the Company. The 2021 Notes accrue simple interest at a rate of 1% per annum and mature on December 31, 2022.

Upon the date of the Company’s next equity qualified financing prior to the maturity date with gross proceeds of not less than $50.0 million (the Next Equity Qualified Financing), all of the principal and accrued and unpaid interest on the 2021 Notes automatically convert into the same securities to be sold at the Next Equity Qualified Financing at a 10% to 20% discount to the price of the securities issued in such Next Equity Qualified Financing based on timing of conversion prior to its maturity date. In the event the Next Equity Qualified Financing has not occurred, the 2021 Notes provide that upon occurrence of other defined corporate transactions per the 2021 Notes agreement, the principal and accrued and unpaid interest in the 2021 Notes either (i) automatically convert into shares of the Company’s capital stock (in the case of a qualified initial public offering or de-SPAC transaction) or (ii) a majority of the principal amount of the 2021 Notes (the Majority Note Holders) may elect to convert the principal and accrued and unpaid interest in the 2021 Notes into shares of capital stock of the Company or elect to have the principal and accrued and unpaid interest be repaid in full.

The Company elected to account for the freestanding convertible notes as liabilities at fair value upon issuance with changes in fair value in subsequent reporting periods recognized in the consolidated statement of operations and comprehensive income (loss). The Company elected to apply the fair value option under ASC 825, Financial Instruments, for the 2021 Notes as the notes are qualified financial instruments classified in whole as liabilities and to simplify the accounting model applied due to the complexity of features that would require separate bifurcation absent the election. The Company recorded the fair value of the 2021 Notes at the transaction price as of the date of issuance and remeasured the 2021 Notes as of December 31, 2021. The Company concluded that the fair value as of December 31, 2021 approximated the fair value as of the issuance date and no gain or loss on fair value measurement was recognized. Accrued interest as of December 31, 2021 was $0.1 million.

In July 2022, in conjunction with the closing of the Series D convertible preferred stock, the principal and unpaid interest of the 2021 Notes were settled for 1,853,391 shares of Series D-1 convertible preferred stock at a conversion price of $16.3098 per share. The Company recorded a loss on fair value remeasurement of $5.3 million for the 2021 Notes prior to the conversion. Upon the closing of Series D convertible preferred stock, the parties agreed to revise the conversion terms for the 2021 Notes through the conversion into Series D-1 convertible preferred stock instead of Series D convertible preferred stock, which constituted an amendment to the 2021 Notes. The Company recognized a $2.7 million gain on extinguishment of the 2021 Notes.

7. Convertible preferred stock and stockholders’ deficit

Convertible preferred stock

The authorized shares, number of shares outstanding, purchase price, and liquidation amount by series of convertible preferred stock are as follows as of December 31, 2021 and 2022 (in thousands except share and per share amounts):

	December 31, 2021
	Shares authorized	Shares issued and outstanding	Issuance price per share	Aggregate liquidation preference	Carrying value (proceeds net of issuance costs)
Series A	3,431,745	3,431,745	$0.63	$2,162	$2,162
Series B	1,977,878	1,977,878	$6.3656	12,590	12,535
Series C	3,215,335	3,215,335	$14.5808	46,882	46,784

	8,624,958	8,624,958		$61,634	$61,481

	December 31, 2022
	Shares authorized	Shares issued and outstanding	Issuance price per share	Aggregate liquidation preference	Carrying value (proceeds net of issuance costs)
Series A	3,431,745	3,431,745	$0.63	$2,162	$2,162
Series B	1,977,878	1,977,878	$6.3656	12,590	12,535
Series C	3,215,335	3,215,335	$14.5808	46,882	46,784
Series D	6,798,176	6,798,176	$19.18799	130,443	130,289
Series D-1	1,853,391	1,853,391	$16.3098	30,228	32,898

	17,276,525	17,276,525		$222,305	$224,668

In July 2022, the Company entered into the Series D Stock Purchase Agreement, pursuant to which the Company issued 6,798,176 shares of Series D convertible preferred stock at a price of $19.18799 per share in exchange for $130.4 million in cash, and incurred issuance costs of $0.2 million. The Series D Stock Purchase Agreement triggered the Next Equity Qualified Financing terms of the 2021 Notes (Refer to Note 6) as the arrangement had gross proceeds greater than $50.0 million. The outstanding balance of the 2021 Notes, consisting of the principal of $30.0 million and accrued interest of $0.2 million, was converted into fully paid and nonassessable shares of Series D-1 convertible preferred stock at a conversion price of $16.3098 per share.

The rights, preferences, privileges and restrictions of the holders of Series A, Series B, Series C, Series D and Series D-1 convertible preferred stock (collectively, preferred stock) are as follows:

Dividends:

The holders of preferred stock are entitled to receive non-cumulative dividends prior to and in preference to any declaration or payment of dividends on common stock, when and if declared by the Board of Directors, at the rate of 8% of the original issue price per share, as adjusted for stock splits, dividends, reclassifications or the like, per annum ($0.0504 for Series A convertible preferred stock, $0.5092 for Series B convertible preferred stock, $1.1681 for Series C convertible preferred stock, $1.5350 for Series D convertible preferred stock and $1.3048 for Series D-1 convertible preferred stock). After payment of these dividends to holders of preferred stock, any additional dividends will be distributed pro rata amongst the holders of preferred stock and common stock, on an as-if converted to common stock basis. No dividends have been declared or paid as of December 31, 2022.

Liquidation:

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of preferred stock then outstanding are entitled to be paid, out of the available funds and assets, and prior and in preference to any payment or distribution of any such funds on any shares of common stock, an amount per share equal to the original issue price for the preferred stock, plus all accrued and declared but unpaid dividends. The original issue price is equal to $0.63 for Series A convertible preferred stock, $6.3656 for Series B convertible preferred stock, $14.5808 for Series C convertible preferred stock, $19.18799 for Series D convertible preferred stock and $16.3098 for Series D-1 convertible preferred stock. If assets are insufficient to permit such payment, payment will be distributed ratably among the holders of outstanding preferred stock in proportion to the amount owned by each holder. After the liquidation preferences of the holders of the preferred stock have been satisfied, the remaining assets of the Company will be distributed ratably among the holders of outstanding common stock in proportion to the amount owned by each holder.

Conversion:

Each share of preferred stock is convertible to common stock, at the option of the holder, at any time after the date of issuance. Each share of preferred stock automatically converts into the number of shares of common stock determined in accordance with the conversion rate upon the earlier of (i) the closing of a public offering of common stock resulting in a Company valuation of at least $550.0 million and at least $50.0 million of cash proceeds to the Company (net of underwriting discounts and commissions), or (ii) the date specified by written consent or agreement of the holders of at least a majority of the shares of outstanding preferred stock, voting together as a single class and on an as-converted basis.

The conversion rate is determined by dividing the original issuance price of shares of preferred stock by the conversion price of such shares of preferred stock. The conversion price is equal to their original issue price for the respective series of preferred stock, as adjusted for any stock splits, dividends, reclassifications or the like. As of December 31, 2022, the conversion price for each share of Series A, Series B, Series C, Series D and Series D-1 convertible preferred stock is equal to their original issue price.

Redemption:

Preferred stock is not redeemable at the option of the holder.

Voting:

The holder of each share of preferred stock is entitled to voting rights equal to the number of shares of common stock into which each share of preferred stock could be converted.

For so long as at least 600,000 shares of preferred stock, as adjusted for stock splits, stock dividends, reclassifications or the like, remain outstanding, the holders of preferred stock, voting as a single class on an as-converted basis, are entitled to elect two members of the Board of Directors. The remaining members of the Board of Directors will be elected by the holders of preferred stock and common stock, voting together as a single class on an as-converted basis.

Protective provisions:

The holders of preferred stock have certain protective provisions. As long as at least 1,000,000 shares of preferred stock, as adjusted for stock splits, stock dividends, reclassifications or the like, remain outstanding, the Company cannot, without the approval of the Preferred Majority (as defined in the Company’s Certificate) take any action that: (i) consummate a liquidation, dissolution or winding up of the Company; (ii) adversely affects the rights, preferences or privileges of preferred stock; (iii) increases or decreases the total number of authorized shares of preferred stock or common stock; (iv) authorizes or designates any equity security, including any security convertible into or exercisable for any equity security, having the rights, preferences or privileges senior or on a parity with preferred stock; (v) results in redemption, purchase or acquire of any shares of preferred stock or common stock, other than permitted repurchases; (vi) amends the Company’s Certificate or bylaws in a manner that adversely affects the rights, preferences or privileges of any preferred stock; (vii) effect a Liquidation Transaction (as defined in the Certificate), (viii) increases or decreases the authorized size of the Board of Directors; (ix) declares a dividend on common stock or preferred stock; (x) issues debt in excess of $0.1 million (unless approved by the Board of Directors, including at least one of the Preferred Directors (as defined in the Certificate); or (xi) amends the protective provisions of preferred stock.

Convertible preferred stock warrants

In June 2012, the Company issued two warrants for the purchase of an aggregate 158,729 shares of Series A convertible preferred stock at $0.63 per share. The warrants were exercisable immediately. These warrants expired unexercised in June 2019. In September 2020, in connection with the issuance of the Series C convertible preferred stock, the warrant agreement was amended to extend the expiry date to June 2026.

The amended warrant agreement was accounted for as a modification of the original warrants, and the fair value at date of modification of $1.3 million that was determined using a hybrid model, was allocated from the Series C proceeds, and recorded as a convertible preferred stock warrant liability on the consolidated balance sheet as of December 31, 2020. Under the hybrid method, the Company computed the probability-weighted value across two scenarios: IPO waterfall analysis and the OPM scenario (reflecting the non-IPO scenarios). The Company assigned a 90.0% probability to the OPM scenario, and the residual probability was assigned to the IPO scenarios. The Company used the following assumptions in the OPM model at the date of modification: time to liquidity of 2.0 years; risk-free interest rate of 0.20%; expected volatility of 72%; and no dividends during the expected term.

On May 6, 2021, all outstanding warrants to purchase 158,729 shares of the Company’s Series A convertible preferred stock at $0.63 per share were exercised and converted into Series A convertible preferred stock. As a result, the Company reclassified the convertible preferred stock warrant liability to the carrying value of Series C convertible preferred stock. The change in fair value of the convertible preferred stock warrant liability was negligible from the issuance date to May 6, 2021, and no amount was recorded in the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2021.

Common stock

The holders of common stock have voting rights equal to one vote per share of common stock held.

Common stock reserved for issuance is as follows for the years ended December 31, 2021 and 2022:

	December 31,
	2021	2022
Conversion of convertible preferred stock	8,624,958	17,276,525
Options issued and outstanding	1,451,443	1,903,350
Options available for future grant	482,447	1,010,259

Total common stock reserved	10,558,848	20,190,134

As of December 31, 2021, there was $30.0 million of convertible notes outstanding (Refer to Note 6). As of December 31, 2022, there were no convertible notes outstanding as all the convertible notes were converted into Series D-1 convertible preferred stock during the year ended December 31, 2022.

8. Collaboration and licensing agreements

On December 19, 2013, the Company entered into a global agreement (the Agreement), as amended, with Amgen. for the development and commercialization of certain lead compounds related to Company’s Chemotype Evolution Technology. Under the terms of the Agreement, Amgen received an exclusive worldwide license to develop and commercialize the lead products. Amgen made an upfront payment to the Company of $0.8 million for technology access fees and assisted in funding the clinical development and commercialization of the identified lead products. The Company and Amgen collaborated through a Joint Steering Committee (JSC) for the development and commercialization of these lead products. The Company received reimbursements for research and development costs and the Company was eligible to receive contingent payments based on development and regulatory milestone payments of up to $9.0 million and low single digit royalty payments based on worldwide sales by Amgen. Amgen’s obligation to pay royalties to the Company expires on a country-by-country basis on the later of tenth anniversary of the first commercial sale of the product, and the earlier of the last to expire patent assigned to Amgen under the Agreement, or the commencement of one or more generic versions of the product achieving a certain market share in such country.

The Company identified one performance obligation at the outset of the Agreement, which consists of licenses, and research and development activities. The Company recognized research and development reimbursements as collaboration revenue earned over time as services are performed, which was completed in 2019. The potential milestone and sales-based royalty payments that the Company was eligible to receive were excluded from the transaction price, as all milestone and sales royalty amounts were fully constrained based on the probability of achievement. The Company reevaluated the transaction price at the end of each reporting period and as uncertain events were resolved or other changes in circumstances occurred the Company adjusted its estimate of the transaction price, as necessary.

In May 2021, the U.S. Food and Drug Administration (FDA) approved Lumakras (sotorasib) for the treatment of adult patients with KRAS G12C-mutated locally advanced or metastatic NSCLC, for which the Company is eligible to receive royalty payments under the Agreement. On May 13, 2021, the Company transferred its royalty and audit rights under the Agreement to SRH (Refer to Note 3). For the years ended December 31, 2021 and 2022, the Company has not recognized any revenue from milestones or sales-based royalty payments.

9. Fair value measurements

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2021 and 2022 (in thousands):

	December 31, 2021
	Valuation hierarchy	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Aggregate fair value

Assets:

Cash and cash equivalents
Money market funds	Level 1	$746	$—	$—	$746

Total financial assets		$746	$—	$—	$746

Liabilities:
Convertible notes	Level 3	$30,062	$—	$—	$30,062

Total financial liabilities		$30,062	$—	$—	$30,062

	December 31, 2022
	Valuation hierarchy	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Aggregate fair value

Assets:

Cash and cash equivalents
Mutual funds	Level 1	$689	$—	$—	$689
Money market funds	Level 1	32,170	—	—	32,170

Total cash and cash equivalents		32,859	—	—	32,859

Marketable securities:
U.S. treasury securities	Level 1	27,362	—	(46)	27,316
U.S. and foreign commercial paper	Level 2	49,876	—	—	49,876
U.S. agency securities	Level 2	6,558	10	(11)	6,557
U.S. and foreign corporate debt securities	Level 2	2,907	—	(2)	2,905

Total marketable securities		86,703	10	(59)	86,654

Marketable securities, noncurrent:
U.S agency securities	Level 2	2,507	—	(4)	2,503

Total market securities, noncurrent		2,507	—	(4)	2,503

Total financial assets		$122,069	$10	$(63)	$122,016

2021 convertible notes at fair value

The estimated fair value of the 2021 Notes as of December 31, 2021, which were classified as Level 3 in the fair value hierarchy, was determined based on circumstances under which the transaction took place, nature of the parties involved, unit of account, and market in which the transaction took place, existed and impacted the transaction (entry) price of the convertible notes such that the transaction price might not represent the fair value of the convertible note liability assumed. The Company concluded that such factors did not suggest that the transaction price differed from the fair value. As a result, the Company recorded the fair value of the convertible notes at the transaction price as of the date of issuance and remeasured the 2021 Notes as of December 31, 2021.

The following table provides the changes in the fair value of the 2021 Notes (in thousands):

Balance as of December 31, 2021	$30,062
Change in fair value of convertible notes	5,334

Total fair value before conversion	35,396
Interest expense accrued	167

Total fair value plus accrued interest	35,563

Conversion into Series D-1 convertible preferred stock	(32,898)
Gain upon extinguishment	(2,665)

Balance as of December 31, 2022	$—

There were no financial liabilities measured at fair value as of December 31, 2022. The Company did not have any transfers between the levels of the fair value hierarchy during the year ended December 31, 2021 and 2022.

The Company did not have any assets or liabilities that are valued using inputs identified under a Level 3 hierarchy as of December 31, 2022.

Unrealized gains and losses on investments in marketable securities are recognized in comprehensive loss, unless the unrealized loss is considered to be other than temporary, in which case the unrealized loss is recorded in the consolidated statement of operations and comprehensive income (loss). The Company periodically reviews its marketable securities for other than temporary declines in fair value below cost basis and whenever events or changes in circumstances indicate that the carrying amount of the marketable securities may not be recoverable. As of December 31, 2021 and 2022, the Company did not recognize any other-than-temporary impairment losses.

10. Stock option plan

Stock plans

In March 2008, the Company adopted the 2008 Stock Plan (the 2008 Plan) under which 1,403,334 shares of the Company’s common stock have been reserved for issuance to employees, directors and consultants.

In November 2018, the Company terminated the 2008 Plan and adopted the 2018 Equity Incentive Plan (the 2018 Plan), which is a successor to the 2008 Plan. Concurrently, the 560,687 unissued shares that were formerly reserved for issuance under the 2008 Plan were rolled over to the 2018 Plan, plus any shares subject to outstanding stock options under the 2008 Plan that expire or otherwise terminate without having been exercised, or that are forfeited or repurchased by the Company.

Under the 2018 Plan, the Board of Directors may grant incentive stock options (ISOs) to employees and nonqualified stock options to employees, directors and consultants. The Company may also grant stock awards and other forms of equity awards under the 2018 Plan. The 2018 Plan provisions are generally consistent with those of the 2008 Plan and the two plans are collectively referred to as the Plan. The exercise price of ISOs and nonqualified stock options will be no less than 100% of the fair value per share of the Company’s common stock on the grant date. If an individual owns capital stock representing more than 10% of the voting shares, the price of each ISO granted will be at least 110% of the fair value. Fair value is determined by the Board of Directors. Options expire after 10 years (five years for ISOs granted to stockholders owning greater than 10% of all classes of stock). The Board of Directors determines the period over which options vest and become exercisable. Options granted by the Company generally vest over a period of four years and expire no later than ten years after the date of grant. If approved by the Board of Directors, options may be exercised prior to vesting, subject to a right of repurchase by the Company.

As of December 31, 2021 and 2022, there were 482,447 and 1,010,259 shares available for grant under the 2018 Plan, respectively. The total intrinsic value of options exercised during the years ended December 31, 2021 and 2022 was $0.3 million and $1.0 million, respectively. The intrinsic value is the difference between the fair value of the Company’s common stock at the time of exercise and the exercise price of the stock options.

Stock option activity under the Plan was as follows:

	Number of shares	Weighted- average exercise price per share	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Balances as of December 31, 2021	1,451,443	$3.28	7.6	$2,853
Stock options granted	990,575	6.54
Stock options exercised	(188,354)	0.16
Stock options cancelled	(350,314)	5.44

Balances as of December 31, 2022	1,903,350	$4.92	8.1	$3,906

Vested and exercisable as of December 31, 2022	661,936	$3.18	6.3	$2,507

To determine the value of stock option awards for stock-based compensation purposes, the Company uses the Black-Scholes option-pricing model and the assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

Fair value of common stock — The grant date fair market value of the shares of common stock underlying stock options has historically been determined by the Company’s Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors exercises reasonable judgment and considers a number of objective and subjective factors to determine the best estimate of the fair market value, which include contemporaneous valuations performed by an independent third-party, important developments in the Company’s operations, sales of convertible preferred stock, the rights, preferences and privileges of the Company’s convertible preferred stock relative to those of its common stock, lack of marketability of its common stock, actual operating results, financial performance, the progress of clinical development, the likelihood of achieving a liquidity event for the Company’s security holders, the trends, development and conditions in the life sciences and biotechnology sectors, the economy in general, the stock price performance and volatility of comparable public companies.

Expected term — The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term).

Expected volatility — Because the Company is privately held and does not have any trading history for its common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded life science companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on the similar size, stage in the life cycle, or area of specialty. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Risk-free interest rate — The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Dividend yield — The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

The fair value of each award issued during the years ended December 31, 2021 and 2022 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended December 31,
	2021	2022
Expected term (in years)	5.97	5.95
Expected volatility	64%	74%
Risk-free interest rate	1.09%	3.43%
Dividend yield	—	—
Grant date fair value of common stock	$5.61	$6.54
Grant date fair value of option granted	$3.25	$4.40

Stock-based compensation expense

The total stock-based compensation recognized for options granted was as follows (in thousands):

	December 31,
	2021	2022
Research and development	$364	$499
General and admnistrative	261	365

Total stock-based compensation expense	$625	$864

As of December 31, 2022, the total unrecognized stock-based compensation cost related to outstanding unvested employee stock options was $4.5 million, which the Company expects to recognize over an estimated weighted-average period of 3.4 years.

11. Commitments and contingencies

Operating leases

The Company leases its current office facilities under non-cancelable operating lease agreements that expire through December 2024. Under the terms of the leases, the Company is responsible for certain insurance, property taxes and maintenance expenses. In December 2021, the Company entered into a new sub-sublease agreement for three suites in Berkeley, California, two of which commenced in January 2022 and the third of which commenced in September 2022. The two operating leases that commenced January 1, 2022 were for the Company’s current headquarters location and consisted of a 16,044 square feet of laboratory and office space and 200 square feet of laboratory space in Berkeley, California. The operating lease that commenced in September of 2022 was also for Company’s current headquarters location and consisted of 14,410 square feet of laboratory and office space. The leases required an aggregate $0.6 million in the form of standby letters of credit held with Silicon Valley Bank (SVB). Monthly rental payments due under the leases commenced on January 1, 2022 was $0.1 million and escalates through the lease term. The Company recognized a lease liability and ROU asset of $3.3 million upon commencement of the lease. Monthly rental payments due under the lease commenced in September of 2022 was $0.1 million and escalates through the lease term. The Company recognized a lease liability and ROU asset of $2.2 million upon commencement of the lease.

Rent expense for the year ended December 31, 2021 was $1.1 million.

Operating lease expense for the year ended December 31, 2022 was $2.2 million. Variable rent expenses were $19,000 for the year ended December 31, 2022. The lease includes non-lease components (e.g., common area maintenance) that are paid separately from rent based on actual costs incurred and therefore were not included in the ROU asset and lease liability but are reflected as an expense in the period incurred. The sublease income, while it reduces the rent expense, is not considered in the value of the ROU assets or lease liabilities. The Company’s sublease income was $0.9 million for the year ended December 31, 2022.

As of December 31, 2022, the Company recorded an aggregate ROU asset of $4.2 million and an aggregate lease liability of $4.1 million in the consolidated balance sheets. The ROU asset and corresponding lease liability were estimated using a weighted-average incremental borrowing rate of 8.3%. The weighted-average remaining lease term is 2.0 years. The Company had $0.2 million of security lease deposits included in the consolidated balance sheets as of December 31, 2022.

The maturity of the Company’s operating lease liabilities is as follows (in thousands):

Year ending December 31,
2023	$2,088
2024	2,350
Thereafter	—

Total undiscounted future lease payments	4,438
Less: Imputed interest	(380)

Total operating lease liabilities	4,058
Less: operating lease liabilities, current	(1,811)

Total operating lease liabilities, noncurrent	$2,247

Total cash paid for amounts included in the measurement of operating lease liabilities included in the operating cash outflows for the year ended December 31, 2022 was $1.5 million.

The Company’s future undiscounted lease payments under non-cancellable operating leases as of December 31, 2021 were as follows (in thousands):

Year ending December 31,
2022	$2,163
2023	2,281
2024	2,350

Total	$6,794

Indemnification agreements

The Company has indemnified its Board of Directors and officers, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual maybe involved by reason of such individual being or having been a director or officer, other than liabilities arising from willful misconduct of the individual. The Company currently has directors and officers insurance.

The Company believes the estimated fair value of any obligations resulting from these indemnification agreements is minimal; therefore, the consolidated financial statements do not include a liability for any potential obligations as of December 31, 2021 and 2022.

12. Income taxes

The U.S. domestic and international components of income (loss) before provision for (benefit from) income taxes consisted of the following for the years ending December 31, 2021 and 2022 (in thousands):

	Year ended December 31,
	2021	2022
United States	$27,785	$(39,637)
International	(654)	(858)

Total	$27,131	$(40,495)

The federal and state income tax provision (benefit) consisted of the following for the years ended December 31, 2021 and 2022 (in thousands):

	Year ended December 31,
	2021	2022

Current:
Federal	$52	$9
State	1	34
International	—	—

Total current tax	53	43

Deferred:
Federal	1,704	(1,704)
State	—	—
International	—	—

Total deferred tax	1,704	(1,704)

Income tax provision (benefit)	$1,757	$(1,661)

For the year ended December 31, 2021, the Company recorded a provision for income taxes primarily due to the taxable gain resulting from recognition of the fair value of the financial royalty asset transferred upon distribution of SRH units (Refer to Note 3) and the recognition of the deferred tax liability associated with the financial royalty asset.

For the year ended December 31, 2022, the Company recorded sufficient deferred tax assets to offset the existing deferred tax liability resulting in an income tax benefit of $1.7 million.

A reconciliation of the federal statutory income tax rate to the effective tax rate of the Company’s provision (benefit) for income taxes consisted of the following for the years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022
Statutory rate	21.0%	21.0%
State tax	4.9%	8.3%
Permanent differences and other	0.1%	0.4%
Stock-based compensation	0.4%	(0.3)%
General business credits	(2.7)%	2.3%
Valuation allowances	(16.9)%	(26.2)%
Foreign rate differential	(0.3)%	—
Other	—	(1.4)%

Total	6.5%	4.1%

Deferred tax assets and liabilities

Deferred income taxes result from the tax effect of transactions that are recognized in different periods for consolidated financial statement and income tax reporting purposes. Significant components of the Company’s deferred income tax asset and liability balances are as follows as of December 31, 2021 and 2022 (in thousands):

	December 31,
	2021	2022

Deferred tax assets:
Net operating loss carryforwards	$4,118	$8,610
Research and development credits	1,758	3,243
Accruals and reserves	410	486
Lease liability	—	1,195
Section 174 capitalized research and development	—	6,921

Total gross deferred tax assets	6,286	20,455
Less: valuation allowance	(2,258)	(12,140)

Total deferred tax assets, net	$4,028	$8,315

Deferred tax liabilities:
Depreciation and amortization	$(288)	$(216)
Financial royalty asset	(5,444)	(6,927)
Right-of-use asset	—	(1,172)

Total gross deferred tax liabilities	(5,732)	(8,315)

Net deferred tax liabilities	$(1,704)	$—

ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance. The valuation allowance decreased $4.3 million and increased $9.9 million during the years ended December 31, 2021 and 2022, respectively.

Net operating losses and tax credit carryforwards consisted of the following as of December 31, 2022:

	December 31,
(in thousands)	Amount	Expiration years
Net operating losses, federal (post December 31, 2017)	$12,136	Do not expire
Net operating losses, federal (pre January 1, 2018)	1,578	2036 - 2037
Net operating losses, state	62,367	2028 - 2040
Tax credit, federal	3,006	2031 - 2042
Tax credit, state	1,664	Do not expire
Net operating losses, foreign	4,550	Do not expire

Sections 382 and 383 of the Internal Revenue Code (the Code) limit the annual use of net operating losses and income tax credit carryforwards, respectively. Section 382 also limits the use of net operating losses in certain situations where changes occur in stock ownership of a company. If the Company should have an ownership change of more than 50% of the value of the Company’s capital stock, utilization of the net operating loss carryforwards could be restricted. As of December 31, 2021, the Company has experienced multiple ownership changes and as a result, approximately $0.7 million and $0.8 million of federal and state net operating loss carryforwards are permanently limited as they will expire unused. Similarly, approximately $0.3 million of federal research and development income tax credit is expected to expire unused. For the current year ended December 31, 2022, the Company did not update the 382 study.

The Company may experience ownership changes in the future. As a result, even if the Company attains profitability, the Company may be unable to use a material portion of tax attributes, which could potentially result in increased future tax liability.

The 2017 U.S. Tax Cuts and Jobs Act enacted changes to IRC Section 174, regarding capitalization of book research and development expenses for income tax purposes. Effective for tax years beginning in 2022, IRC Section 174 requires the capitalization of book research and development expenses which are capitalized and amortized over 5 years (with a half-year convention for domestic research and development expenses) or 15 years (with a half-year convention for foreign research and development expenses). To date there has been limited guidance from the Internal Revenue Service on how to quantify the amount of book research and development expenses subject to capitalization, including the indirect expenses supporting the research and development function. The Company estimates that it will be required to capitalize $32.8 million of direct and indirect research and development expenses in 2022.

Uncertain tax benefits

The Company’s policy is to include interest and penalties related to unrecognized tax benefits, if any, within the provision for taxes in the consolidated statements of operations and comprehensive income (loss). If the Company is eventually able to recognize its uncertain tax positions, the Company’s effective tax rate would be reduced. However, the Company’s valuation allowance against its net deferred tax asset would impact the timing of the effective tax rate benefit should any of these uncertain tax positions be favorably settled in the future.

The Company has the following activity relating to the gross amount of unrecognized tax benefits (in thousands):

	December 31,
	2021	2022
Beginning balance	$557	$738
Additions (reversals) based on tax positions related to prior year	(91)	—
Additions based on tax positions related to current year	272	441

Ending balance	$738	$1,179

Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next 12 months due to tax examination changes, settlement activities, expirations of statute of limitations or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months. During the years ended December 31, 2021 and 2022, no interest or penalties were required to be recognized relating to unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction, California and in Australia. All tax years remain open to examinations by the appropriate government agencies from 2012 in the federal and state jurisdictions and from 2019 in Australia.

13. Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees Individual Retirement Account Plan (Simple-IRA Plan) to provide defined contribution retirement benefits for its employees. Participants may contribute a portion of their compensation to the Simple-IRA plan, subject to limitations under the Code. The Company makes an annual contribution to the Simple-IRA plan in the amount of 2% of eligible compensation for employees who are employed at year end. The Company made contributions of $40,000 and $0.1 million to the plan for the years ended December 31, 2021 and 2022, respectively.

14. Net income (loss) per share attributable to common stockholders

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to common stockholders (in thousands, except share and per share data):

	Year ended December 31,
	2021	2022

Numerator:
Net income (loss)	$25,374	$(38,834)
Less: noncumulative dividends to convertible preferred stock	(4,933)	—
Less: undistributed earnings allocated to participating securities	(14,389)	—

Net income (loss) attributable to common stockholders, basic	$6,052	$(38,834)
Add: adjustments to undistributed earnings allocated to participating securities	1,101	—

Net income (loss) attributable to common stockholders, diluted	$7,153	$(38,834)

Denominator:
Weighted-average basic common shares outstanding	3,604,901	3,719,680
Effect of dilutive common stock options	486,612	—
Effect of dilutive preferred stock warrants	35,755	—
Effect of dilutive convertible notes	469,619	—

Weighted-average diluted shares	4,596,887	3,719,680

Net income (loss) per share attributable to common stockholders:
Basic	$1.68	$(10.44)

Diluted	$1.56	$(10.44)

The following table summarizes potentially dilutive securities excluded from the computation of diluted net income (loss) per share attributable to common stockholders calculations because they would have been antidilutive:

	December 31,
	2021	2022
Common stock options issued and outstanding	500,150	1,903,350
Convertible preferred stock issued and outstanding	8,624,958	17,276,525

Total	9,125,108	19,179,875

15. Subsequent events

The Company has evaluated subsequent events through September 27, 2023, the date the consolidated financial statements were available for issuance.

Issuance of Series E convertible preferred stock

In May 2023, the Company issued 6,519,392 shares of its Series E convertible preferred stock with an issuance price of $23.00825 per share. Gross proceeds to the Company were $150.0 million. The key terms of the Series E convertible preferred stock are consistent with existing series of preferred stock.

Out-licensing of the Chemotype Evolution discovery platform in the fields of oncology, immunology and inflammation

In March 2023, the Company completed a series of transactions, which resulted in an out-licensing of the Company’s Chemotype Evolution discovery platform in the fields of oncology, immunology and inflammation to a newly formed legal entity, Kimia Therapeutics, Inc. (Kimia), in exchange for 2,117,666 shares of Kimia’s Series 1 preferred stock, up to $1.8 million in development milestones and up to $4.5 million in regulatory milestones. If any licensed product is successfully commercialized, the Company will be entitled to receive low single digit royalties. The Company is also entitled to a portion of sublicense income Kimia earns, if applicable. The Company subsequently distributed all of the Series 1 preferred shares of Kimia to the Company’s existing stockholders.

Upon the establishment of Kimia, the Company’s co-founder and then Chief Executive Officer (CEO), Stig K. Hansen, PhD, became CEO of Kimia. The Company’s then Chief Operating Officer, Heather Turner, JD, was appointed as the Company’s CEO.

Closure of Silicon Valley Bank

On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. At the time of the closure, the Company held assets valued at $125.0 million in operating, deposit, money market accounts and investments with SVB. The Company received full access to the funds in its deposit and money market accounts on March 13, 2023 and did not experience any significant adverse impact to the Company’s liquidity or to the current and projected business operations, financial condition, or results of operations.

Lease amendment

In May 2023, the Company amended its lease to cancel the lease for one suite and add a new suite within the same facility and to extend the lease term for all other leased premises from December 31, 2024 to December 31, 2026. The total undiscounted lease payments for the new suite through December 31, 2026 are $3.5 million. The total undiscounted lease payments for all other leased premises for the extended lease term are $2.3 million.

   Shares

Common stock

PROSPECTUS

JP Morgan

BofA Securities

Piper Sandler

Guggenheim Securities

     , 2023

Part II

Information not required in prospectus

Unless otherwise indicated, all references to “Carmot,” the “company,” “we,” “our,” “us” or similar terms refer to Carmot Therapeutics Inc.

Item 13. Other expenses of issuance and distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission (SEC) registration fee, the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee and Nasdaq Global Market (Nasdaq) listing fee.

Amount
SEC registration fee	$*
FINRA filing fee	*
Nasdaq listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*

Total	$*

*	To be provided by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law (DGCL) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and executive officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended (the Securities Act). Our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and our amended and restated bylaws that will be in effect on the closing of this offering provide that we will indemnify our directors and executive officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the DGCL.

We have entered into indemnification agreements with our directors and executive officers, whereby we have agreed to indemnify our directors and executive officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or executive officer was, or is threatened to be made, a party by reason of the fact that such director or executive officer is or was a director, executive officer, employee, or agent of Carmot, provided that such director or executive officer acted in good faith and in a manner that the director or executive officer reasonably believed to be in, or not opposed to, the best interest of Carmot.

At present, there is no pending litigation or proceeding involving a director or executive officer of Carmot regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent sales of unregistered securities.

Set forth below is information regarding unregistered securities issued by us since September 2020.

Equity plan-related issuances

1.	From September 2020 through the date of this registration statement, we granted to certain directors, officers, employees, consultants and other service providers options to purchase an aggregate of 3,933,449 shares of our common stock under the 2018 Plan at exercise prices ranging from $5.61 to $9.19 per share.

2.	From September 2020 through the date of this registration statement, we issued to certain of our employees an aggregate of 415,447 shares of our common stock at per share exercise prices ranging from $0.06 to $6.97 pursuant to exercises of options under the Prior Plans for aggregate proceeds of $688,682.

Preferred stock convertible note issuances

3.	In multiple closings in September 2020 and November 2020, we issued and sold an aggregate of 3,215,335 shares of our Series C convertible preferred stock at a purchase price of $14.5808 per share for aggregate gross proceeds of $41.2 million and cancellation of indebtedness of $5.68 million.

4.	In May 2021, we issued 158,729 shares of our Series D convertible preferred stock at an exercise price of $0.63 per share upon exercise of outstanding warrants, for aggregate gross proceeds of $99,999.27.

5.	In October and November 2021, we issued and sold an aggregate of $30.0 million in convertible promissory notes (2021 Notes), which accrued interest at a rate of 1% per annum.

6.	In July 2022, we issued and sold an aggregate of 6,798,176 shares of our Series D convertible preferred stock at a purchase price of $19.18799 per share for aggregate gross proceeds of $130.44 million.

7.	In July 2022, we also issued an aggregate of 1,853,391 shares of our Series D-1 convertible preferred stock at a conversion price of $16.3098 per share in settlement of the $30.23 million aggregate principal and interest under the 2021 Notes.

8.	In multiple closings in May 2023, we issued and sold an aggregate of 6,519,392 shares of our Series E convertible preferred stock at a purchase price of $23.00825 per share for aggregate gross proceeds of $150.0 million.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

Exhibit Number	Description

1.1+	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.1.1	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2+	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect immediately prior to the closing of the offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4+	Form of Amended and Restated Bylaws of the Registrant, to be in effect immediately prior to the closing of the offering.

4.1+	Form of Common Stock Certificate.

4.2	Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders, dated May 24, 2023.

5.1+	Opinion of Cooley LLP.

10.1#	Carmot Therapeutics Inc. 2008 Stock Plan, as amended.

10.2#	Forms of Stock Option Grant Notice under Carmot Therapeutics Inc. 2008 Stock Plan, as amended.

10.3#	Carmot Therapeutics Inc. 2018 Equity Incentive Plan, as amended.

10.4#	Forms of Stock Option Grant Notice under Carmot Therapeutics Inc. 2018 Equity Incentive Plan, as amended.

10.5+#	Carmot Therapeutics Inc. 2023 Equity Incentive Plan.

10.6+#	Forms of Stock Option Grant Notice, Stock Option Agreement and Notice of Exercise under the Carmot Therapeutics Inc. 2023 Equity Incentive Plan.

10.7+#	Forms of Restricted Stock Unit Grant Notice and Award Agreement under the Carmot Therapeutics Inc. 2023 Equity Incentive Plan.

10.8+#	Carmot Therapeutics Inc. 2023 Employee Stock Purchase Plan.

10.9+#	Carmot Therapeutics Inc. 2023 Non-Employee Director Compensation Policy.

10.10+#	Carmot Therapeutics Inc. Severance Plan.

10.11+#	Form of Indemnification Agreement by and between the Registrant and its directors and executive officers.

10.12	Sub-Sublease Agreement dated as of December 10, 2021 by and between the Registrant and Perfect Day, Inc, as amended by the First Amendment to Sub-Sublease dated as of April 25,2023 by and between the Registrant and Perfect Day, Inc.

10.13#	Employee Offer Letter, dated as of June 27, 2022, by and between the Registrant and Heather Turner.

10.14#	Employee Offer Letter, dated as of January 14, 2020, by and between the Registrant and Manu Chakravarthy.

Exhibit Number	Description

10.15#	Employee Offer Letter, dated as of May 25, 2023, by and between the Registrant and Michael Gray.

10.16#	Separation Agreement and Release, by and between the Registrant and Stig Hansen, dated January 31, 2023

10.17#	Consulting Agreement, by and between the Registrant and Stig Hansen, dated January 31, 2023

21.1	List of Subsidiaries.

23.1+	Consent of independent registered public accounting firm.

23.2+	Consent of Cooley LLP (included in Exhibit 5.1).

24.1+	Power of Attorney (included on signature page).

107+	Filing Fee Table.

+	To be filed by amendment.

#	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berkeley, State of California on    , 2023.

CARMOT THERAPEUTICS INC.

By:
Name: Heather Turner

Title: President and Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Heather Turner, Michael Gray and Minako Pazdera and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Heather Turner	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2023

Michael Gray	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2023

Tim Garnett	Director	, 2023

Stig K. Hansen, Ph.D.	Director	, 2023

Tim Kutzkey, Ph.D.	Director	, 2023

Charles Newton	Director	, 2023

Signature	Title	Date

Anne M. Phillips, M.D.	Director	, 2023

Peter Svennilson	Director	, 2023

Aetna Wun Trombley, Ph.D.	Director	, 2023